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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Malayan Banking Berhad

*CURRENT ADDRESS: 14th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur
Malaysia

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
FEB 25 2005
THOMSON
FINANCIAL

FILE NO. 82- 34801 FISCAL YEAR 6/30/04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]
DAT: 2/25/05

Annual Report 2004

6-30-04
82-34861
RECEIVED
2005 FEB -4


Maybank2u.net
Welcome
to
Maybank2u.net

Flexibility creates
Innovation


Maybank



Annual Report 2004

Corporate Vision

Become the leading financial solutions provider committed to meeting and exceeding customer expectations in the target markets and countries we serve.

Core Values


Maybank

We serve our customers by:

- Enriching their experiences with us
- Developing long term and mutually beneficial relationships with them
- Placing a high value on their privacy and financial security

We value our people who are:

- Committed to excellence in everything they do
- Team players working together based on mutual respect, leadership by example and dignity in their dealings with everyone
- Ethical and uphold high levels of integrity

We are known as an organisation that:

- Consistently provides our shareholders with superior returns
- Focuses on sustainable and superior growth guided by sound financial discipline
- Operates in the most efficient and effective manner


Maybank
Flexibility creates
Innovation

44th annual general meeting

Flexibility Creates Innovation

When there is flexibility, there is more convenience. As a result, more innovative methods can be developed, which leads to greater productivity and profitability. Our diversified portfolio and wide choice of service channels reflect our commitment to giving our customers more options, which further enhances our reputation as the nation's leading financial solutions provider.

The spring on our cover reflects our flexibility and commitment to innovation, which is embodied in the many firsts we have achieved – from the varied electronic channels which include our award winning internet banking and enterprise cash management portals, to a comprehensive range of products that are designed to meet the ever-changing needs of our customers.

Contents



60 Page
Operations Review

date:
11 October 2004, Monday

time:
11.30 a.m.

venue:
Nirwana Ballroom,
Mutiara Hotel,
Jalan Sultan Ismail,
Kuala Lumpur







Page **28** Letter to Shareholders

annual general meeting

NOTICE IS HEREBY GIVEN THAT the 44th Annual General Meeting (AGM) of the Shareholders of Malayan Banking Berhad (3813-K) (Maybank) will be held at Nirwana Ballroom, Mutiara Hotel, Jalan Sultan Ismail, Kuala Lumpur on Monday, **11 October 2004** at **11.30 a.m.** for the purpose of transacting the following Business:-

As Ordinary Business

1. To receive the Reports of the Directors and Auditors and the Audited Financial Statements for the financial year ended 30 June 2004. **Resolution 1**

2. To declare a final dividend of 25 sen per share less 28% income tax for the financial year ended 30 June 2004 as recommended by the Board. **Resolution 2**

3. To re-elect the following directors who are retiring by rotation in accordance with Articles 96 and 97 of the Articles of Association of Maybank (the Company) and being eligible have offered themselves for re-election:-
   (i) Tuan Haji Mohd Hashir bin Hj Abdullah; **Resolution 3**
   (ii) Teh Soon Poh; and **Resolution 4**
   (iii) Dato' Mohammed Hussein **Resolution 5**



4. To re-elect the following directors who are retiring in accordance with Article 100 of the Articles of Association of Maybank and being eligible have offered themselves for re-election:-

   (i) Datuk Megat Zaharuddin bin Megat Mohd Nor; and **Resolution 6**
   (ii) Md Agil bin Mohd Natt **Resolution 7**

5. To consider and if thought fit, pass the following Resolution in accordance with Section 129(6) of the Companies Act, 1965:-

   "That the following directors retiring in accordance with Section 129 of the Companies Act, 1965 be and are hereby re-appointed as directors of the Company to hold office until the next AGM:-

   (i) Dato' Richard Ho Ung Hun; and **Resolution 8**
   (ii) Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali **Resolution 9**

6. To approve the directors' fees of RM656,830.62 in respect of the financial year ended 30 June 2004. **Resolution 10**

7. To re-appoint Messrs. Ernst & Young as Auditors of Maybank to hold office until the conclusion of the next AGM in the year 2005 and to authorise the Board to fix their remuneration. **Resolution 11**

As Special Business

8. To consider and if thought fit, to pass the following Ordinary Resolution:-

   "That pursuant to Section 132D of the Companies Act, 1965, the Directors be and are hereby authorised to issue shares in the Company at any time until the conclusion of the next AGM and upon such terms and conditions and for such purposes and to such person or persons as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued does not exceed 10 per centum (10%) of the issued share capital of the Company for the time being, subject always to the approvals of all the relevant regulatory authorities being obtained for such issue and allotment." **Resolution 12**

Notice of Dividend Entitlement and Closure of Books

NOTICE IS HEREBY GIVEN that subject to the approval of the shareholders at the AGM to be held on 11 October 2004, a final dividend of 25 sen per share less 28% income tax for the financial year ended 30 June 2004 will be paid on 27 October 2004 to shareholders registered in the Register of Members at the close of business on 14 October 2004.

NOTICE IS HEREBY GIVEN that the Register of Members will be closed from 15 October 2004 to 16 October 2004, for the determination of shareholders' entitlements to the final dividend.





Notice of Annual General Meeting

A depositor shall qualify for the entitlements to the final dividend only in respect of:-

a. Shares deposited into the Depositors' Securities Accounts before 12.30 p.m. on 12 October 2004 (in respect of shares exempted from mandatory deposit).
b. Shares transferred to the Depositors' Securities Accounts in respect of ordinary transfers before 4.00 p.m. on 14 October 2004.
c. Shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

By Order of the Board,

MAHIRAM HUSIN
LS007885
Company Secretary

Kuala Lumpur
20 September 2004

Notes

1. The right of foreigners to vote in respect of securities is subject to Section 41(2) of the Securities Industry (Central Depositories) Act, 1991, the Securities Industry (Central Depositories) (Foreign Ownership) Regulations, 1996 and the Articles of Maybank.
2. A member entitled to attend and vote at the 44th AGM is entitled to appoint a proxy to attend and on a show of hands or on a poll, to vote instead of him. A proxy shall be a member of the company, an Advocate, an approved company Auditor or a person approved by the Companies Commission of Malaysia.
3. Form of Proxy of a corporation shall be given under its Common Seal.
4. Duly completed Form of Proxy must be deposited at 14th Floor, Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, by 9 October 2004 at 11.30 a.m.
5. For a Form of Proxy executed outside Malaysia, the signature must be attested by a Solicitor, Notary Public, Consul or Magistrate.
6. For scripless shareholders, only members registered in the record of Depositors on or before 12.30 p.m. on 6 October 2004 shall be eligible to attend the AGM.





7. **EXPLANATORY NOTE ON SPECIAL BUSINESS**
   The proposed Ordinary Resolution 12 if passed, is to give the directors of the company flexibility to issue and allot shares for such purposes as the Directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting. This authority will expire at the next AGM of the Company.

8. **Bursa Malaysia Securities Berhad's Listing Requirements**
   Pursuant to Paragraph 8.28(2) of the Bursa Malaysia Securities Berhad's Listing Requirements, appended hereunder are:-

   8.1 Details of Directors standing for re-election as in Agenda 3, 4 and 5 of the Notice of the AGM are set out in the Directors' Profile appearing in the Annual Report.

   8.2 For the financial year ended 30 June 2004, a total of 16 meetings were held. Details of attendance at Board Meetings held in the financial year ended 30 June 2004 being as follows:-

Name of Director	No. of Meetings Attended
Tan Sri Mohamed Basir bin Ahmad	14/16
Dato' Richard Ho Ung Hun	16/16
Datuk Amirsham A Aziz	15/16
Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali	16/16
Mohammad bin Abdullah	15/16
Haji Mohd Hashir bin Haji Abdullah	16/16
Teh Soon Poh	15/16
Datuk Abdul Rahman bin Mohd Ramli	16/16
Dato' Mohammed Hussein	12/16
Hooi Lai Hoong	14/16



8.3 The dates, time and place of the meetings held:-

Meeting Dates	Time	Place
17.7.2003	9.00 a.m.	Kuala Lumpur
25.7.2003	9.00 a.m.	Kuala Lumpur
25.8.2003	4.00 p.m.	Kuala Lumpur
28.8.2003	10.15 a.m.	Kuala Lumpur
25.9.2003	9.30 a.m.	Bahrain
30.10.2003	10.00 a.m.	Kuala Lumpur
7.11.2003	4.30 p.m.	Kuala Lumpur
20.11.2003	10.00 a.m.	Kuala Lumpur
12.12.2003	9.00 a.m.	Singapore
29.1.2004	10.00 a.m.	Kuala Lumpur
20.2.2004	4.30 p.m.	Kuala Lumpur
26.2.2004	10.00 a.m.	Kuala Lumpur
26.3.2004	10.00 a.m.	Kuala Lumpur
29.4.2004	10.00 a.m.	Kuala Lumpur
11.5.2004	4.30 p.m.	Kuala Lumpur
27.5.2004	10.00 a.m.	Kuala Lumpur
24.6.2004	10.00 a.m.	Kuala Lumpur



Corporate information

Board of Directors

Chairman
Tan Sri Mohamed Basir bin Ahmad – *P.S.M., J.S.M., D.P.C.M.*

Vice Chairman
Dato' Richard Ho Ung Hun – *D.P.M.P.*

President and CEO
Datuk Amirsham A Aziz – *P.J.N.*

Deputy Presidents
Dato' Mohammed Hussein – *D.J.M.K.*

Hooi Lai Hoong *(retired 3 September 2004)*

Md Agil bin Mohd Natt *(appointed 4 September 2004)*

Members
Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali
– P.J.K., P.P.T., K.M.N., S.M.P., J.M.N., D.P.S.K., D.I.M.P., D.P.J., P.S.M., S.J.J., S.P.N.S.

Mohammad bin Abdullah

Haji Mohd Hashir bin Haji Abdullah – *J.M.N., S.M.S., P.P.T.*

Teh Soon Poh

Datuk Abdul Rahman bin Mohd Ramli – *P.J.N.*

Datuk Megat Zaharuddin bin Megat Mohd Nor
– D.P.C.M., P.J.N. (appointed 19 July 2004)

Company Secretary
Mahiram Husin

Registered Office

14th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur
Malaysia
Telephone : (6) 03-20708833
Telex : MA 30438
Facsimile : (6) 03-20702611
Cable : MAYBANK
SWIFT : MBBEMYKLA
Website : http://www.maybank2u.com
E-Mail : publicaffairs@maybank.com.my

Registrar

Maybank
14th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur
Malaysia

Listed on

Main Board of Bursa Malaysia on
17 February 1962

Company Secretary

Mahiram Husin
155, Jalan BK 4/2, Bandar Kinrara
58200 Kuala Lumpur

Auditors

Messrs Ernst & Young
Chartered Accountants



Profile of Directors



(66 years of age – Malaysian)
B.A., AMP (Harvard)
D. Com Sc (Hon)

TAN SRI MOHAMED BASIR BIN AHMAD

Chairman

Non-independent non-executive director. He worked with Bank Negara Malaysia from 1965 and retired in 1993 as Advisor. He is a Fellow member of the Malaysian Institute of Bankers since 1980.

Appointed as a director of Maybank on 19 August 1993 and as Chairman of Maybank on 9 October 1993. He serves as Chairman of the Strategic Planning and Credit Review Committees of the Board.

Current directorships in public companies include Mayban International Trust (Labuan) Berhad, Mayban Fortis Holdings Berhad, Aseambankers Malaysia Berhad, Mayban Life Assurance Berhad, Mayban Allied Berhad, Mayban General Assurance Berhad, Mayban Takaful Berhad, Maybank International (L) Limited, Maybank (PNG) Limited, PT Bank Maybank Indocorp, Maybank Philippines Incorporated and PhileoAllied Securities (Philippines) Incorporated.

Attended 14 out of the 16 Board Meetings held in the financial year. No family relationship with any director and is a nominee of the major shareholder of Maybank. Save for the new ESOS as disclosed in the Financial Statements herein, there is no conflict of interest with Maybank and has never been charged for any offence.



(77 years of age – Malaysian)
Barrister at Law (Lincoln's Inn)

DATO' RICHARD HO UNG HUN

Vice Chairman

Independent non-executive director. He was a member of Parliament from 1969 to 1982. He was appointed as Deputy Minister of Road Transport in 1974 and was subsequently appointed as Deputy Minister of Finance in 1976. In 1978, he was appointed as Minister without Portfolio in the Prime Minister's Department and subsequently as Minister of Labour and Manpower in the same year.

Appointed Vice-Chairman of Maybank on 27 January 1983. He serves as Chairman of the Employee Share Option Scheme and a member of the Credit Review Committees of the Board.

Current directorships in public companies include Mayban Finance Berhad, Aseambankers Malaysia Berhad, Aseamlease Berhad, Mayban Trustees Berhad, Mayban International Trust (Labuan) Berhad, Mayban Unit Trust Berhad and Maybank International (L) Ltd.

Attended all the 16 Board Meetings held in the financial year. No family relationship with any director and/or major shareholder of Maybank. Save for the new ESOS as disclosed in the Financial Statements herein and a Tenancy Agreement with Maybank on the rental of a four-storey shophouse used as branch premises, there is no conflict of interest with Maybank. Has never been charged for any offence.



DATUK AMIRSHAM A AZIZ

President and CEO



(54 years of age – Malaysian)
B.Econs (Hons),
Member of MICPA

Non-independent executive director. President and CEO of Maybank Group. He joined the Maybank Group in 1977 and has worked in various capacities within the Group.

Appointed as executive director of Maybank on 18 August 1993 and as Managing Director of Maybank on 1 May 1994. He serves as a member of the Strategic Planning and Nomination Committees of the Board. He is the Chairman of the Group Management Committee.

Current directorships in public companies include Mayban Finance Berhad, Aseambankers Malaysia Berhad, Mayban Fortis Holdings Berhad, Credit Guarantee Corporation Malaysia Berhad, Cagamas Berhad, Perbadanan Usahawan Nasional Berhad and AFC Merchant Bank Limited.

He is the Chairman and director of Malaysian Electronic Payment System (1997) Sdn Berhad, a Council Member of the Association of Banks in Malaysia, a director of the Institute of Bankers Malaysia and director of Islamic Banking and Finance Institute. He is also a member of the Advisory Board of the Pacific Rim Bankers Program. He is currently a director of Asian Pacific Bankers Club.

Attended 15 out of the 16 Board Meetings held in the financial year. No family relationship with any director and/or major shareholder of Maybank. Save for the new ESOS as disclosed in the Financial Statements herein, there is no conflict of interest with Maybank and has never been charged for any offence.



DATO' MOHAMMED HUSSEIN

Deputy President



(53 years of age – Malaysian)
Bachelor of Commerce (Accounting)

Non-independent executive director. Deputy President of Maybank. He joined the Maybank Group in 1977 and has worked in various capacities within the Group, including as Managing Director of Aseambankers Malaysia Berhad, the investment banking arm of the Group.

Appointed as an executive director of Maybank on 1 November 2000. He serves as a member of the Strategic Planning Committee of the Board.

Current directorships in public companies include Mayban Allied Berhad, Aseambankers Malaysia Berhad, Pelaburan Hartanah Nasional Berhad and PT Bank Maybank Indocorp.

Attended 12 out of the 16 Board Meetings held during the financial year. No family relationship with any director and/or major shareholder of Maybank. Save for the new ESOS as disclosed in the Financial Statements herein, there is no conflict of interest with Maybank and has never been charged for any offence.



Profile of Directors



(52 years of age – Malaysian)
B.Sc Econ (Hons),
Master of Science in Finance,
AMP (Harvard)

MD AGIL BIN MOHD NATT

Deputy President

Non-independent executive director. Deputy President of Maybank. He joined the Maybank Group in 1995.

Appointed as an executive director of Maybank on 4 September 2004.

Current directorships in public companies include Cagamas Berhad, Mayban Discount Berhad and Mayban Unit Trust Berhad. He is currently the Council Member of the Association of Merchant Banks and a member of Advisory Council of the International Centre for Leadership in Finance.

No family relationship with any director or major shareholder of Maybank. Save for the new ESOS as approved by the shareholders at the EGM on 11 August 2004, there is no conflict of interest with Maybank and has never been charged for any offence.



(72 years of age – Malaysian)
B.A (Hons), AMP (Harvard),
D.Sc. (Hon), D.Econ. (Hon)

RAJA TAN SRI MUHAMMAD ALIAS BIN RAJA MUHD. ALI

Member

Independent non-executive director. He was the Group Chairman of Felda from 1 May 1979 to 30 June 2001.

Appointed as a director of Maybank on 17 March 1978. He serves as Chairman of Risk Management and Nomination Committees of the Board. He also serves as a member of the Remuneration and Establishment, Employee Share Option Scheme and Strategic Planning Committees of the Board.

Current directorships in public companies include Kuala Lumpur Kepong Berhad, Sime Darby Berhad, Batu Kawan Berhad, Kumpulan Guthrie Berhad, Mayban Fortis Holdings Berhad, PT Bank Maybank Indocorp and Cerebos Pacific Limited. He is also the Chairman of Highlands & Lowlands Berhad and Consolidated Plantations Berhad.

Attended all the 16 Board Meetings held in the financial year. No family relationship with any director and/or major shareholder of Maybank. Save for the new ESOS as disclosed in the Financial Statements herein and a single related party transaction as disclosed to the shareholders in the Circular dated 20 July 2004 for the Extraordinary General Meeting of 11 August 2004 and announced to Bursa Malaysia, there is no conflict of interest with Maybank. Has never been charged for any offence.



MOHAMMAD BIN ABDULLAH

Member

Independent non-executive director. He was the Chairman of Coopers & Lybrand Malaysia prior to his retirement in 1995 and he is currently the Chairman of Negara Properties (M) Berhad, Malaysian National Reinsurance Berhad, Malaysia Rating Corporation Berhad, Labuan Reinsurance (L) Limited and Mayban Discount Berhad.



(63 years of age – Malaysian)
Member of MICPA,
Member of MIA

Appointed as a director of Maybank on 11 January 1995. He serves as Chairman of the Remuneration and Establishment Committee and a member of the Audit, Employee Share Option Scheme, Credit Review and Nomination Committees of the Board.

Current directorships in public companies include Golden Hope Plantations Berhad, Mayban Finance Berhad, MIMOS Berhad, Maybank International (L) Ltd, Maybank (PNG) Ltd and Malaysian Bulk Carriers Berhad.

Attended 15 out of the 16 Board Meetings held in the financial year. No family relationship with any director and/or major shareholder of Maybank. Save for the new ESOS as disclosed in the Financial Statements herein, there is no conflict of interest with Maybank and has never been charged for any offence.

HAJI MOHD HASHIR BIN HAJI ABDULLAH

Member

Independent non-executive director. He was the General Manager/Chief Executive Officer of Kelang Port Authority prior to his retirement in 1991.



(68 years of age – Malaysian)
ACA (Aust), ACIS (UK),
Member of MICPA,
FCMI (UK), FCIT (UK),
AMP (Harvard)

Appointed as a director of Maybank on 7 November 1996. Serves as a member of the Audit, Nomination, Credit Review and Risk Management Committees of the Board.

Current directorships in public companies include Mayban Unit Trust Berhad, Mayban Life Assurance Berhad, Mayban Discount Berhad, Mayban Finance Berhad, Mayban Fortis Holdings Berhad, Mayban General Assurance Berhad, Mayban Takaful Berhad, Mayban Life International (Labuan) Ltd, MFSL Limited and PT Bank Maybank Indocorp.

Attended all the 16 Board Meetings held in the financial year. No family relationship with any director and/or major shareholder of Maybank. Save for the new ESOS as disclosed in the Financial Statements herein, there is no conflict of interest with Maybank and has never been charged for any offence.

Profile of Directors



(68 years of age – Malaysian)
Barrister at Law (Middle Temple)

TEH SOON POH

Member

Independent non-executive director. He was the former General Manager of Credit Control Division of Maybank prior to his retirement in 1992.

Appointed as a director of Maybank on 21 October 1997. He serves as Chairman of the Audit Committee and a member of the Remuneration and Establishment, Risk Management and Credit Review Committees of the Board.

Current directorships in public companies include Mayban Finance Berhad, Mayban Trustees Berhad, Mayban International Trust (Labuan) Berhad, PhileoAllied Trustee Berhad, Aseambankers Malaysia Berhad, Maybank International (L) Ltd and Maybank Philippines Incorporated.

Attended 15 out of the 16 Board Meetings held in the financial year. No family relationship with any director and/or major shareholder of Maybank. Save for the new ESOS as disclosed in the Financial Statements herein, there is no conflict of interest with Maybank and has never been charged for any offence.



(65 years of age – Malaysian)
ACA (Aust), Member of MICPA, Member of MIA

DATUK ABDUL RAHMAN BIN MOHD RAMLI

Member

Non-independent non-executive director. He was the Group Chief Executive of Golden Hope Plantations Berhad prior to his retirement in 1999.

Appointed as a director of Maybank on 17 November 1999. He serves as a member of the Remuneration and Establishment, Audit, Credit Review, Nomination and Strategic Planning Committees of the Board.

Current directorships in public companies include Kuala Lumpur Kepong Berhad, Malaysia National Insurance Berhad and Mayban Finance Berhad. He is also the Chairman of Johore Tenggara Oil Palm Berhad and Takaful Nasional Sdn Berhad.

Attended all the 16 Board Meetings held in the financial year. No family relationship with any director and is a nominee of the major shareholder of Maybank. Save for the new ESOS as disclosed in the Financial Statements herein, there is no conflict of interest with Maybank and has never been charged for any offence.

DATUK MEGAT ZAHARUDDIN BIN MEGAT MOHD NOR

Member



(55 years of age – Malaysian)
B.Sc (Hons) in Mining Engineering

Independent non-executive director. He was the Regional CEO/Business Managing Director of Shell Exploration and Production International B.V. prior to his retirement in January 2004.

Appointed as a director of Maybank on 19 July 2004. He is currently the non-executive Chairman and director of Maxis Communication Berhad and also as a Board member of the International Centre for Leadership in Finance and the Capital Market Development Fund.

No family relationship with any director and/or major shareholder of Maybank. No conflict of interest with Maybank. Has never been charged for any offence.

Management



Datuk Amirsham A Aziz

Graduated with a Bachelor of Economics (Honours) degree, majoring in Accounting, from the University of Malaya in 1973 and member of the Malaysian Institute of Certified Public Accountants (MICPA). Joined the Group in 1977 and is currently the President and Chief Executive Officer of the Maybank Group.



Dato' Mohammed Hussein

Graduated with a Bachelor of Commerce degree majoring in Accounting from the University of Newcastle, Australia in 1972. Attended the Advanced Management Program, Harvard University, USA. Joined the Group in 1977 and is currently the Deputy President.



Agil Natt

Graduated with a Bachelor of Science Degree in Economics from Brunel University, United Kingdom and Masters of Science in Finance from City University Business School, London. Attended the Advanced Management Program, Harvard University, USA. Joined the Group in 1995 as the General Manager of Corporate Banking. He is the currently the Deputy President.



Spencer Lee Tien Chye

Fellow of the Institute of Chartered Accountants (England and Wales). Joined the Group in 1975. He is currently Head of International Banking Group and Senior Executive Vice President for Maybank's Singapore operations.





Johar Che Mat

Graduated with a Bachelor of Economics (Honours) degree from the University of Malaya in 1975. Joined the Group in 1975 and served in various capacities and positions. He is currently Head of the Retail Financial Services Group.



Ashraf Ali Abdul Kadir

Graduated with a degree in Business Administration from Ohio State University, USA and Masters in Business Administration from Tennesse State University, USA. Joined the Group in 1996 as General Manager of Consumer Banking. He is currently Head of the Cards Business Group.



Kassim Zakaria

Graduated with a Bachelor of Economics (Honours) degree, majoring in Business Administration from the University of Malaya. Has been in the insurance business of the Group since 1977 and currently serving as Head of the Insurance Business and Chief Executive Officer of Mayban Fortis Holdings.



Jeyaratnam Tamotharam Pillai

Fellow of the Institute of Chartered Accountants (England and Wales). Joined the Group in 2003 as Deputy Chief Executive Officer of Aseambankers. He is currently Head of the Investment Banking Group.





Choo Yee Kwan

Graduated with a Bachelor of Economics (Honours) degree from the University of Malaya and honours degree in law from the University of London, United Kingdom. He is a Barrister-at-Law and was called to the Bar of England and Wales at Lincoln's Inn in 1984. Joined Maybank in 1992 as Head of Credit Control Division. He is currently Head of Risk Management and Chief Risk Officer for the Group.



Tong Hon Keong

Graduated with a Bachelor's Degree in Economics from Universiti Malaya in 1974. Joined the Group in 1974 and served in various capacities. He is currently the Head of Central Operations and Information Systems.



Mohd Zulkifli bin Itam

Graduated with a Degree in Social Science from Universiti Sains Malaysia and a Masters in Business Administration from University of Strathclyde, United Kingdom. Joined the Group in 2001 as Head of Human Resource.



Nik Nasir Majid

Holds a Bachelors Degree in Economics from Universiti Malaya and a Masters in Economics from Vanderbilt University, USA. Joined the Maybank Group in 1989 and is currently Head of Corporate Planning.





Muhamad Umar Swift

Graduated with a degree in Economics from Monash University Australia in 1986 and was later admitted as a member of the Institute of Chartered Accountants Australia. He also holds a post graduate Diploma in Finance from the Securities Institute of Australia. Joined the Maybank Group in 2004 as Head, Enterprise Financial Services Group.



Zulkiflee Abbas Abdul Hamid

Graduated with a bachelor's degree in marketing and Masters in Business Administration from Southern Illinois University, Carbondale, U.S.A. Joined the Group in 1981 and served in various capacities including international postings. He is currently Chief Credit Officer.



Hamzah Mahmood

Graduated with a Bachelor of Science degree, majoring in Mathematics, from Illinois State University and Masters in Business Administration majoring in Finance from the University of North Texas, USA. He is the Chief Executive Officer of Mayban Securities.



Amirudin bin Abdul Halim

Graduated with a Degree in Finance from St. Louis University, USA in 1984. Joined the Group in 1988 and served in various capacities. He is currently the Head of the Automobile Financing Group.



Financial Highlights

	Group		Bank	
	2004	2003	2004	2003
PROFITABILITY (RM Million)				
Operating revenue	10,521	10,038	8,421	8,538
Operating profit	3,851	3,532	3,321	3,533
Profit before tax expense	3,359	2,620	2,883	2,738
Profit after tax expense and minority interests	2,425	1,996	2,092	2,055

	Group		Bank	
	2004	2003	2004	2003
KEY BALANCE SHEET DATA (RM Million)				
Total Assets	179,507	160,955	143,551	127,654
Dealing and investment securities	29,003	25,908	22,864	18,833
Loans, advances and financing	109,070	102,488	86,718	80,160
Total liabilities	164,445	147,070	131,452	116,378
Deposits from customers	123,366	109,535	96,869	86,837
Paid-up capital	3,600	3,589	3,600	3,589
Shareholders' funds	14,623	13,485	12,099	11,276
Commitments and contingencies	92,377	78,527	86,909	73,194

	Group		Bank	
	2004	2003	2004	2003
SHARE INFORMATION				
Per share (sen)				
Basic earnings	67.3	55.9	58.1	57.6
Diluted earnings	67.3	55.9	58.1	57.6
Gross dividend	60.0	52.0	60.0	52.0
Net tangible assets	406.2	375.7	336.1	314.2

	Group		Bank	
	2004	2003	2004	2003
FINANCIAL RATIOS (%)				
Profitability Ratios				
Net interest margin on average interest-earning assets	2.9	3.0	2.6	2.7
Net interest on average risk-weighted assets	3.8	3.7	3.5	3.5
Net return on average shareholders' funds	17.3	15.3	17.9	19.0
Net return on average assets	1.4	1.3	1.5	1.7
Net return on average risk-weighted assets	2.0	1.7	2.3	2.3
Cost to income ratio	40.2	39.9	37.4	32.9
Capital Adequacy Ratios				
Core capital ratio	10.3	10.2	10.8	10.9
Risk-weighted capital ratio	15.1	15.3	14.0	14.4
Asset Quality Ratios				
Net non-performing loans ratio (3-month classification)	6.0	6.2	6.0	6.0
Loan loss coverage	74.4	76.0	71.6	75.8
Gross loan to deposit ratio	95.8	102.6	96.5	100.9
Deposits to shareholders' funds (times)	8.4	8.1	8.0	7.7
Valuations on Share				
Gross dividend yield (%)	5.9	6.0	—	—
Dividend payout ratio (%)	64.1	79.7	74.3	77.5
Price to earnings multiple (times)	15.0	15.4	—	—
Price to book multiple (times)	2.5	2.3	—	—

Segment Information

Analysis by Activity

Revenue (RM'000)

		2004	2003
1	Banking	**7,921,836**	7,418,224
2	Finance	**1,827,585**	1,900,683
3	Investment Banking	**451,180**	431,519
4	Insurance and Takaful	**247,931**	230,426
5	Others	**72,388**	56,758
		10,520,920	10,037,610

Profit Before Taxation (RM'000)

		2004	2003
1	Banking	**2,211,133**	1,600,690
2	Finance	**789,547**	696,464
3	Investment Banking	**207,805**	186,111
4	Insurance and Takaful	**94,416**	103,837
5	Others	**55,696**	32,572
		3,358,597	2,619,674

Total Assets Employed (RM'000)

		2004	2003
1	Banking	**147,390,167**	128,065,028
2	Finance	**21,005,391**	21,781,250
3	Investment Banking	**7,605,881**	8,446,200
4	Insurance and Takaful	**3,336,119**	2,451,134
5	Others	**169,869**	211,785
		179,507,427	160,955,397

2004

Revenue



- Banking
- Finance
- Investment Banking
- Insurance and Takaful
- Others

Profit Before Taxation



- Banking
- Finance
- Investment Banking
- Insurance and Takaful
- Others

Total Assets Employed



- Banking
- Finance
- Investment Banking
- Insurance and Takaful
- Others

2003

Revenue



- Banking
- Finance
- Investment Banking
- Insurance and Takaful
- Others

Profit Before Taxation



- Banking
- Finance
- Investment Banking
- Insurance and Takaful
- Others

Total Assets Employed



- Banking
- Finance
- Investment Banking
- Insurance and Takaful
- Others



Segment Information

Analysis by Geographical Location

Revenue (RM'000)

		2004	2003
1	Malaysia	**9,283,978**	8,824,988
2	Singapore	**754,514**	718,026
3	Other Locations	**482,428**	494,596
		10,520,920	10,037,610

Profit Before Taxation (RM'000)

		2004	2003
1	Malaysia	**3,137,461**	2,486,464
2	Singapore	**142,510**	94,701
3	Other Locations	**78,626**	38,509
		3,358,597	2,619,674

Total Assets Employed (RM'000)

		2004	2003
1	Malaysia	**154,300,974**	138,189,132
2	Singapore	**17,558,393**	14,739,803
3	Other Locations	**7,648,060**	8,026,462
		179,507,427	160,955,397


2004
2003
Revenue
Malaysia
Singapore
Other Locations
Revenue
Malaysia
Singapore
Other Locations
Profit Before Taxation
Malaysia
Singapore
Other Locations
Profit Before Taxation
Malaysia
Singapore
Other Locations
Total Assets Employed
Malaysia
Singapore
Other Locations
Total Assets Employed
Malaysia
Singapore
Other Locations

5-Year Group Financial Summary

Year ended 30 June	2004	2003	2002	2001	2000
OPERATING RESULTS (RM Million)					
Operating profit	**3,851**	3,532	3,731	3,475	3,655
Profit before tax expense	**3,359**	2,620	2,354	1,121	2,135
Profit after tax expense and minority interests	**2,425**	1,996	1,659	819	1,359
KEY BALANCE SHEET DATA (RM Million)					
Total assets	**179,507**	160,955	150,656	147,348	131,311
Loans, advances and financing	**109,070**	102,488	95,453	98,094	79,826
Total liabilities	**164,445**	147,070	137,641	135,976	119,710
Deposits from customers	**123,366**	109,535	102,592	97,076	81,867
Paid-up capital	**3,600**	3,589	3,550	2,352	2,338
Shareholders' funds	**14,623**	13,485	12,658	11,052	11,336
Commitments and contingencies	**92,377**	78,527	71,057	72,425	59,407
SHARE INFORMATION					
Per share (sen)					
Basic earnings	**67.3**	55.9	46.7	23.1	38.6
Diluted earnings	**67.3**	55.9	46.4	23.0	38.2
Gross dividend	**60.0**	52.0	12.0	12.0	18.0
Net tangible assets	**406.2**	375.7	356.6	469.9	484.9
Share price as at 30 June (RM)*	**10.10**	8.60	8.80	6.90	10.30
Market capitalisation (RM Million)	**36,360**	30,865	31,240	16,088	36,005
FINANCIAL RATIOS (%)					
Profitability Ratios/Market Share					
Net interest margin on average interest-earning assets	**2.9**	3.0	3.1	3.3	3.4
Net interest on average risk-weighted assets	**3.8**	3.7	3.9	4.2	4.3
Net return on average shareholders' funds	**17.3**	15.3	14.0	7.3	12.7
Net return on average assets	**1.4**	1.3	1.1	0.6	1.1
Net return on average risk-weighted assets	**2.0**	1.7	1.5	0.8	1.5
Cost income ratio	**40.2**	39.9	36.9	37.7	30.4
Gross loan to deposit ratio	**95.8**	102.6	102.4	112.3	106.2
Net non-performing loans ratio (3-month classification)	**6.0**	6.2	7.2	7.7	5.6
Domestic market share in:					
Loans, advances and financing	**20.6**	21.1	20.8	22.6	22.5
Deposits from customers – Savings Account	**29.8**	30.3	30.7	31.8	32.6
Deposits from customers – Current Account	**22.7**	23.2	22.8	23.0	22.7
Capital Adequacy Ratios					
Core capital ratio	**10.3**	10.2	10.3	9.1	10.9
Risk-weighted capital ratio	**15.1**	15.3	15.6	13.0	15.2
Valuations on Share					
Gross dividend yield (%)	**5.9**	6.0	1.4	1.7	1.7
Dividend payout ratio (%)	**64.1**	79.7	18.5	24.9	22.4
Price to earnings multiple (times)	**15.0**	15.4	18.8	29.6	26.7

** Adjusted for bonus issue*

Financial Calendar


2000 3.7
2001 3.5
2002 3.7
2003 3.5
2004 3.9
RM Billion

Operating profit

2000 2.1
2001 1.1
2002 2.4
2003 2.6
2004 3.4
RM Billion

Profit before taxation

Total assets
Loan and advances
2000 131.3 79.8
2001 147.3 98.1
2002 150.7 95.5
2003 161.0 102.5
2004 179.5 109.1
RM Billion

Total assets & Loan and advances

2000 11.3
2001 11.1
2002 12.7
2003 13.5
2004 14.6
RM Billion

Shareholder's fund

25.8.2003	– Announcement of the audited results of Maybank and of the Group and announcement of the final dividend for the financial year ended 30.6.2003
19.9.2003	– Notice of the 43rd Annual General Meeting, Notice of Dividend Payment and Book Closure and issuance of Annual Report for the financial year ended 30.6.2003
11.10.2003	– 43rd Annual General Meeting
18 and 19.10.2003	– Book closure for determining the entitlement for the final dividend
30.10.2003	– Date of payment of the final dividend of 17 sen per share (less 28% Malaysian Income Tax) in respect of the financial year ended 30.6.2003
7.11.2003	– Announcement of the unaudited results of Maybank and of the Group for the first quarter of the financial year ending 30.6.2004
20.2.2004	– Announcement of the audited results of Maybank and of the Group and announcement of the dividend for the half year of the financial year ended 31.12.2003
16 and 17.3.2004	– Book closure for determining the entitlement of the dividends
29.3.2004	– Date of payment of the interim dividend of 10 Sen per share (less 28% Malaysian Income Tax) and special dividend of 25 sen per share (less 28% Malaysian Income Tax) in respect of the financial year ending 30.6.2004
11.5.2004	– Announcement of the unaudited results of Maybank and of the Group for the third quarter of the financial year ending 30.6.2004
20.7.2004	– Notice of the Extraordinary General Meeting
11.8.2004	– Extraordinary General Meeting
11.8.2004	– Announcement to Bursa Malaysia that all resolutions on the proposed ESOS at the Extraordinary General Meeting had been approved by the shareholders
30.8.2004	– Announcement of the audited results of Maybank and of the Group and announcement of the final dividend for the year ended 30.6.2004
20.9.2004	– Notice of the 44th AGM, Notice of Dividend Payment and Book Closure and issuance of annual report for the financial year ended 30.6.2004
11.10.2004	– 44th Annual General Meeting
15 and 16.10.2004	– Book closure for determining the entitlement for the final dividend
27.10.2004	– Date of payment of the final dividend of 25 sen per share (less 28% Malaysian Income Tax) in respect of the financial year ended 30.6.2004

INTRODUCTION

ON BEHALF OF THE BOARD OF DIRECTORS, WE ARE PLEASED TO PRESENT THE ANNUAL REPORT AND STATEMENT OF ACCOUNTS FOR THE YEAR ENDED 30 JUNE 2004.

Letter to Shareholders





Overall Business Environment

The operating environment during our last financial year was better than the preceding period. At home, economic growth strengthened from 5.2% to 7.0%. Domestic inflation remained low allowing the Government to continue with its accommodative monetary policy. Consumer sentiment was upbeat given the stability of the job market, broader recovery of the world economy and a smooth transition on the local political front. Hence, from 5.0% growth during the previous period, household spending increased significantly by 9.0%. Economic growth also picked up for countries in the region. In Singapore, GDP growth strengthened from 1.0% to 6.6% whilst for the Philippines, economic growth trended up from 4.9% during the second half of 2003 to 6.3% during the first half of 2004.

Riding on the positive consumer sentiment, lending to the household segment increased by 14.1% thus accounting for 98% of the overall loan growth during the period. Lending to small and medium scale enterprises (SMEs) maintained it strong growth of around 7.4% whilst bank financing of large enterprises contracted by 0.2%. With this performance, outstanding loans of the banking system recovered strongly to grow by 6.2% against a contraction of 4.0% during the preceding period.

As a result of the good performance of the export sector, the domestic economy continued to record a substantial trade surplus. The surplus, which helped to strengthen growth in national income, also added fresh liquidity into the banking system. This additional liquidity was responsible for a 7.1% growth in banking system deposits and hence brought down loan-deposit ratio from 83.7% in July 2003 to 80.2% in June 2004. The decline in the loan-deposit ratio signifies the growing magnitude of excess deposits. With the continuing rigidity of the domestic retail deposit rate, banking institutions had to bear a negative carry on this deposit thus imposing pressure on the interest margin.

It was certainly a good year for the domestic equity market. Benefiting from improving economic fundamentals, a smooth political transition as well as a high level of global liquidity, the Composite Index of Bursa Malaysia rose by 18.5% from 691.96 as at 30 June 2003 to 819.86 as at 30 June 2004. The average monthly business volume of RM23.9 billion was almost three times higher compared with the preceding period. Encouraged by the strong market activity, the number of initial public offerings approved by Securities Commission increased from 45 in the preceding period to 74 during the review period, while the number of approved capital raising exercises rose from 138 to 180.

Maybank Strategic Initiatives: Major Outcomes

In our last report to shareholders, we had detailed out several strategic initiatives that would place the Maybank Group in the league of leading regional financial conglomerates. These initiatives include the emplacement of a customer-centric organisation model, strengthening sales culture and technology infrastructure, improved performance management and reward system, efficient operating model and delivery channels as well as creation of new value drivers. Assisted by the positive business environment during the financial year, these initiatives began to bear fruit and Maybank re-affirmed its position among the top five largest financial institutions in the Asean region.

In the home market, the Maybank Group is the biggest financier and mobiliser of domestic savings. Outstanding loans from domestic operations grew by 4.7% at the Bank level and 3.5% at the Group level. Traditional deposits on the other hand, grew by 8.4% for the Bank and 7.3% for the Group. As of June 2004, Maybank accounted for 20.4% of the Malaysian banking system's outstanding loans and 22.2% of traditional deposits. Maybank's leadership in financing was most prominent in the area of trade finance with market share strengthening from 22.5% in July 2003 to 23.5% in June 2004; consumer finance at 18.6% and financing of small and medium scale enterprises at 21.4%. Our extensive delivery network and strong branding gave us an edge in mobilising deposits. Our market share for savings deposits stood at 33.8% and current account deposits at 30%.





Maybank Group is the leader in Islamic banking business. Its financing activities during the year rose by 24.1% thus accounting for 13.4% of the Group's total loans. As at June 2004, the Group's Islamic financing market share was 29.0%. Looking at the achievement of the Group's Islamic banking business, the success was attributable to the progressive nature of the business model adopted. The benefits of scale and synergy afforded by the model through the sharing of infrastructure and resources as well as greater flexibility enjoyed by customers are among the key success factors of the Group in this business. Indeed, this model would have a greater chance of bringing Islamic banking and finance to new heights. For Maybank Group, Islamic banking is a profitable business with gross return on equity of 14.0%, and this was well above those recorded by Islamic banking institutions in the country.

Among Malaysian banks, Maybank has the largest presence outside Malaysia. Our offices outside the country began as an extension of domestic banking services, serving the needs of customers for external trade activities. Over the years, we have diversified our activities to provide support to Malaysian and Singaporean overseas investments. More recently, we expanded further the focus of our overseas operations to include local business. While we had a challenging period as some of the overseas operations were badly affected by regional financial crisis, we remained committed to these locations. Our perseverance is showing positive results. During the last financial year, all our major overseas units registered profitable operations. Maybank Philippines Incorporated and PT Bank Maybank Indocorp recorded sharp turnaround with profit before tax of RM1.4 million and RM8.4 million respectively against losses of RM17.3 million and RM59.6 million respectively during the preceding period. Maybank will continue to look at opportunities outside its home base using commercial banking as a platform to expand into other financial services.

Fee income is the emerging value driver of Maybank Group. With narrowing interest margin – a by-product of growing maturity of the domestic banking industry – fee income offers exciting revenue growth potential. Our focus in this area had shown results. In the stockbroking business, the Group market share improved to an average 10.8% and this reflects our competitive strength and the success of our business model, built on the premise of Group synergy. The Group's position in the insurance industry strengthened further. In life insurance business, our industry ranking for new business improved from fifth to second position and our non-life business ranked first in terms of operating margin and second position in terms of absolute operating profit. Payments business is another focus area and this includes remittances, retail purchases and trade payments services. During the year, fee from remittances rose by 29.2% and fees associated with credit card grew by about 19%. The foreign exchange profit, derived almost exclusively from customers' trade and payments activities, improved by 67.2%. We look at our fee income performance as a testament of a successful business model whereby customer touch-points were harnessed to the maximum, branding been capitalised and opportunities for Group synergy were fully exploited.

Productivity enhancement is another strategic focus of Maybank Group, particularly in the light of increasing cost pressure and rigid cost structure. The results in this area were encouraging. Despite 22.7% increase in total assets of the Group between financial year 2001 and financial year 2004, total manpower strength reduced from 21,537 to 20,821. Hence, asset per employee of the Group increased from RM6.79 million to RM8.62 million.





Operating profit per employee also increased from RM162,698 to RM184,939. Our ability to control head-counts was among the factors that kept Group cost-to-income ratio at around 40%. In fact, had it not been for the investment to enhance risk framework, infrastructure to support future sales capability and service quality, the ratio would have improved. For the Group, these are critical investments to support future growth and competitive strength. While our cost-to-income ratio was higher than before, it was among the lowest globally and we believe the level is justifiable.

The continuing emphasis on asset quality also brought in encouraging results. Gross non-performing loans for the Group reduced by 5.9% and in terms of ratio to total loans, net non-performing loan ratio declined from 6.20% to 5.97%. The improvement in asset quality helped to reduce loan loss and provisions from RM911.8 million to RM495.4 million.

Group Financial Performance

The achievements highlighted above strengthened further the financial performance of the Maybank Group. For the year ended 30 June 2004, Group pre-tax profit improved by 28.2% to RM3.36 billion and net profit increased by 21.4% to RM2.42 billion. This result represents net return on equity of 17.3%, a marked improvement from 15.3% registered for the previous financial year.

During the year, net interest income recovered by registering growth of 5.2% against stagnation in the previous year. This was achieved on the back of 2.6% growth in conventional loans, an almost 20% reduction in net interest suspended and 2.2% reduction in interest expense. Income from Islamic banking operations improved by 36.2% to RM522.0 million. This was after setting aside higher profit equalisation reserves of RM101.6 million against RM65.5 million in the previous year. Overall fee income, including foreign exchange profit, increased by 50.3%. However, with lower investment income and trading gains, total non-interest income only grew by 14.7%.

With the exception of Mayban Life Assurance Berhad, all companies within the Group registered higher profit. The pre-tax profit of Mayban Finance Berhad improved by 8.4% to RM742.1 million on account of better asset quality and higher income from Islamic banking operations. Aseambankers benefited from improvement in the value of investment securities, growth in fee income as well as write-back on loans. Its pre-tax profit improved by 55.6% to RM113.1 million. Riding on strong performance of local equity market, the stockbroking business came in with sterling result, reporting pre-tax profit of RM54.5 million against RM9.5 million in the previous year. Pre-tax profit of non-life business improved by 21.3% to RM74.4 million following strong focus on retail and SMEs segments as well as higher business growth through synergistic relationship with the commercial banking arm of the Group. The profitability of life insurance business, however, was impacted by lower transfer of actuarial surplus on life fund, resulting in pre-tax profit for the company to fall from RM32.0 million to RM9.9 million.

Group's operations in Asean countries showed promising results. Singapore operations recorded strong growth in pre-tax profit of 50.4% to RM144.2 million whilst the Philippines and Indonesian operations registered turnaround. On the whole, Maybank Group overseas operations contributed 6.5% of the total pre-tax profits, up from 5.1% during the previous financial year.

Challenges and Prospects

Recent development points to a more volatile economic scenario. The uncertainty created by the movements in energy price, threats of terrorism, the prospects of rising US interest rates and the ability of China to engineer soft landing are some of the factors influencing our business environment. In the light of higher price of energy, production cost in the domestic economy has increased thus reducing the operating margin. Construction sector, which in the past, served as a conduit for the public sector to accelerate economic growth, is under pressure with the need to reduce budget deficit.

Apart from these developments, the economy is also undergoing structural changes. The most significant has been the shorter business cycle, which together with the speed of information flows resulted in a more volatile business environment. For Malaysia, sources of economic growth is fast moving to the tertiary sector as manufacturing activities based on cheap labour cost is losing their competitive strength. Furthermore, high savings accumulation in the past and stable job market have given households sustained spending power that create a strong consumer economy. Together with high standard of education, the households are now demanding new investment products that will facilitate individual financial planning and wealth management.

The Malaysian financial services industry has also grown in maturity. In the area of financing, capital market is becoming more important such that growth in banking sector loans is no longer multiples of the economic growth. Competition among industry players is at all time high, thus accelerate the pace at which banking products being commoditised. As a result of these developments, pricing of banking products come under pressure with interest margin converges to that of the developed economies.



Maybank Group is well prepared to face these challenges. Our strong customer base, branding, extensive delivery networks and economies of scale give us leading edge to capitalise on the growth of the tertiary sector and the household economy. In fact, with commercial banking relationships serving as the platform for other business lines, we have managed to cement closer link with customers. The strength of this linkage is shown by the increase in cross-sell ratio for the upper segment of the market from 3.58 products per customer in June 2003 to 4.83 products in June 2004 and for the middle market segment from 2.87 to 3.61 products.

We are fully aware of the threats that the financial services industry will transform itself into a highly commoditised business. The answer for us is to create distinctions based on the quality of products and services. This has been a major focus for the Maybank Group where quality customer service is being institutionalised as the most important element in the Group corporate culture. Essentially, efforts in this area are not limited to training or skill enhancement, which is an important input to create quality service. For quality to be a corporate culture, the Group also incorporated service standard as one of the parameters in staff performance measurement. In addition, organisation and governance structures are shaped in such a way to create greater accountability on service standard.

Higher maturity of the Malaysian financial market creates urgency to strengthen our investment banking arm. We have been very successful in the stockbroking business where we command a market share of around 10.8%. We are also strong in the private debt market with our issuance market share stood at 21%. However, given the competitive nature of this business line, internal restructuring of investment banking unit is in progress. This exercise is aimed at bringing about greater customer focus and better deals origination. It will also enable more effective linkages with other business units in the Group.

We are encouraged with recent performance of our overseas operations and it gives us greater confidence of expecting stronger and sustained growth in the future. The key focus for major overseas units is to expand scale and scope to ensure stability in performance.

Awards and Recognition

Maybank Group continues to be recognised as the leading financial institution in the country. The Banker Magazine, for the third time, awarded Maybank with the title 'Bank of the Year' and the Asiamoney recognised us as Malaysia's Best Bank in cash management. Euromoney, on the other hand, presented us with the award for Best Provider of Islamic Financial Services in Asia and Best Islamic Wholesale Financial Services Provider. The quality of our funds transfer service was recognised by a leading US global bank and for achieving 95.77% straight through processing for USD funds transfer, Maybank was presented with Quality Recognition Award by JP Morgan Chase Bank. During the year, Maybank Cards Business was awarded the ISO 9001:2000 Certification for processing of applications and issuance of credit cards. The Central Operations also received similar certification for quality operating system relating to the provision of payments services. These certifications are very much customer-oriented that require the organisation to provide highest quality of service acceptable to the customers.

Capital Management and Dividend

Maybank's financial strength improved further with total shareholders' funds for the Group increasing to RM14.62 billion as of 30 June 2004 from RM13.48 billion a year earlier, and for the Bank, to RM12.10 billion from RM11.28 billion. Taking into account the general provisions and subordinated obligations, the capital base for the Group stood at RM19.38 billion and the Bank at



RM14.09 billion. Measured in relation to total risk weighted assets; the total capital ratio for the Group as at June 2004 was 15.11% and the Bank at 14.07%. This level is well above the minimum requirement of 8%.

Maybank continues to place strong emphasis on capital management. The push towards stronger growth in fee income and balancing risk-reward relationship in fund based activities are among the strategies to manage capital. In other words, optimising the use of capital to support business growth has always been the major focus in capital management. Indeed business growth could also be realised through acquisition of strategic interests in new business streams and in this case, internally generated fund is required to complement sources from the capital market. These factors have strong influence on the magnitude of the dividend pay out and having considered them, the Board of Directors is recommending a final dividend of 25% less 28% income tax. Including interim dividend of 35% less 28% income tax, total dividend pay out in respect of the accounts for the financial year ended 30 June 2004 would be 60% less 28% income tax. For the Group, this would amount to RM1,555.27 million or an equivalent of 82% of distributable net profit for the year.

Acknowledgement

The ability of Maybank to continue with its excellent performance can be attributed principally to its employees, management team and members of the board. All of them have shown highest level of commitment, dedication and loyalty. We are taking this opportunity to record our appreciation to each and every one of them. Our special tribute is to the three key individuals, Dato' Hilmey bin Mohd Taib, a fellow board member, Ms. Hooi Lai Hoong, the Deputy President and Dato' Wan Ismail bin Wan Abdul Rahman, the Chief Executive Officer of Mayban Finance Berhad. They had retired from the Group after long years of dedicated service and contributed significantly to the growth of our organisation. On a happy note, we would like to welcome Datuk Megat Zaharuddin bin Megat Mohd Nor and En Agil Natt as new members of the Maybank board.

Tan Sri Mohamed Basir bin Ahmad
Chairman of the Board

Amirsham A Aziz
President and CEO



Statement on Corporate Governance

Maybank has proactively sought to promote its adherence to globally recognised best practices in corporate governance as a distinguishing competitive feature.

Maybank has consistently nurtured a corporate culture that emphasizes upholding and maintaining the highest standards of corporate governance. Maybank has proactively sought to promote its adherence to globally recognised best practices in corporate governance as a distinguishing competitive feature. Towards this end, many of the mechanisms, policies and measures that have been put in place to ensure greater transparency, are more robust than those mandated by local governance codes or regulatory strictures. This strict compliance stance has also been diligently observed in the external jurisdictions in which the Group operates. In recognition of Maybank's efforts in this area, a joint study by Standard & Poor's and the Corporate Governance and Financial Reporting Centre of the National University of Singapore, ranked Maybank as being among the top 5 out of the 50 largest Malaysian companies (by market capitalisation) with regard to disclosures of corporate governance practices. In addition Maybank was also conferred the KLSE Corporate Governance Award 2003 for the Finance Sector and Malaysian Business Corporate Governance Merit Award 2003.

The Board of Directors sits at the apex of the Group's governance structure. The Board functions as the ultimate authority with regard to the supervisory oversight of Management, ensuring compliance with the Malaysian Code Of Corporate Governance (the Code)/regulatory requirements, managing risks and strategic direction setting. To ensure the Board is able to discharge these responsibilities effectively, it is assisted by a number of dedicated and specialised internal forums comprising of the Nomination, Strategic Planning, Audit, Credit Review, Risk Management, Employee Share Option Scheme (ESOS) and the Remuneration and Establishment Committees.





The more specific responsibilities of the Board as spelt out in its Terms Of Reference include the following:

- Reviewing and approving the strategic business plan of the Group as a whole as well as that of the individual operating units. This encompasses the annual budget, medium term corporate plan, new investments/divestments as well as mergers and acquisitions.
- Overseeing the conduct of the business to ascertain its proper management including setting clear objectives and policies within which senior executives are to operate.
- Identifying and approving policies pertaining to the management of all risk categories including but not limited to credit, market, liquidity, operational, legal and reputational risks.
- Reviewing all material credit approvals made by Management, which are deemed to have material impact on the risk profile of the Group.
- Approving credit facilities falling under the category of Policy and Director-related loans. The former is defined as credit facilities that exceed exposure limits and other limits set by the Board.
- Reviewing the adequacy and the integrity of internal controls and management information systems, including systems for compliance with applicable laws, rules, regulations, directives and guidelines.
- Serves as the ultimate approving authority for financial expenditure that exceeds the authorised limits of Management.



on Corporate Governance

The Board of Directors enjoys independent and unrestricted access to all levels of Group Management personnel at all times. In this regard, in order to keep the Board continuously updated on Management's initiatives and decisions, the minutes of the principal Management platform namely, the Group Management Committee (GMC), is tabled at the Board while a copy of all the papers submitted to the GMC is also made available to the Chairman.

The directors are allowed to seek external advice on any issue if they deem it necessary.

In keeping with the objective of fostering a performance based work culture, members of the Board are subject to individual performance audits by the Nomination Committee which also assesses the effectiveness of the Board as a whole.

Effectiveness of the Board.

1. **Roles and Responsibilities of the Chairman and the President and Chief Executive Officer**
   There is a strict and documented separation of the roles of the Chairman of the Board and the President and Chief Executive Officer (CEO). This distinction allows for an equitable sharing of responsibilities, accountabilities and a check and balance proposition that entrenches the independence of the Board.

   The Chairman of the Board is a non-executive and together with the rest of the Board is mainly responsible for supervising the Group's operations, debating and challenging Management's strategic initiatives and for ensuring that the Group is in compliance with all the tenets of corporate governance that it subscribes to. He also serves as the main liaison point between the Board and Management and is responsible for building consensus among the Board members.

   Specifically he chairs the meetings of the Board, EGM and AGM, the Strategic Planning, Credit Review Committees and the Boards of a number of key subsidiaries.

   The President and CEO is primarily responsible for managing the day to day operations of the Group including ensuring the implementation of remedial measures to address identified shortcomings and acting as its official spokesman. He is also entrusted with charting the longer direction of the Group for consideration by the Board and its consequent implementation. The position also requires the incumbent to identify and groom individuals under succession planning.

   He chairs the Group Management, Asset-Liability Management, IT Steering and Credit Committees.

   He is measured, evaluated and rewarded by the Board on the basis of the Balance Scorecard, which in turn is aimed at improving shareholder value.





2. Board Structure and Composition

The Board currently comprises eleven (11) members, including six (6) independent non-executive directors. The number of executive directors must not exceed 3 or 40% of the total Board membership, whichever is lower. The overall size of the Board is designed to ensure its effectiveness.

3. Appointments to the Board

The directors are drawn from very diverse backgrounds and with differing skill sets so as to facilitate content input from a wider perspective given the evolving nature of the operating environment.

Appointments are based on the recommendation of the Nomination Committee which employs a definitive set of selection criteria encompassing the minimum qualifications specified by the regulatory authorities and the required skills as dictated by the business environment and the longer term direction of the Group. It also includes an assessment of financial or commercial relationships with the Group that might lead to conflict of interests.

Every three (3) years the members are required, by rotation, to offer themselves for re-election.

The profile of the current directors is given on pages 10 to 15.

4. Directors' and Senior Executives' Compensation

The Chairman draws a monthly stipend in addition to meeting allowances as well as annual fees. Non-executive directors are entitled to annual fees and meeting allowances. They are also eligible to participate in the share options scheme of the Group.

The Nomination and Remuneration and Establishment Committees make recommendations to the Board regarding the appointment and remuneration of the executive directors. In arriving at its findings, the Committee takes into account the need to "attract and retain" and at the same time, strive to link the rewards to corporate and individual performance as embodied in the individual scorecards.

At the senior management level, the objective in general terms is for basic salaries to reflect a premium over the relevant market median. Basic remuneration/benefit packages are determined by their placement in the different job bands. Share option entitlements (which have to be paid for) and bonus payments, are linked to specific and pre-determined performance hurdles as stated in the balance scorecard of each individual.

5. Directors Training

In compliance with Bursa Malaysia's Listing Requirements, all members of the Board have attended the required mandatory accreditation-training program.

Board Procedures

The Board meets monthly with performance review being a permanent feature. Board meetings are structured around a pre-set agenda. Matters for deliberation are circulated in advance of meeting dates to allow for sufficient time to digest and understand the issues/contents.

Minutes of all the Board committees as well as those of the executive level Group Management Committee which meets twice a month, are also tabled at the Board.

Board deliberations can be characterised as being healthy and uninhibited. Management also uses the forum to obtain preliminary views and guidance regarding specific issues or planned courses of action.

For the year under review, all directors had complied with the minimum attendance requirement as stipulated by Bank Negara Malaysia and Bursa Malaysia.

Ownership Structure and Transparency

The shares of Maybank are quite widely held and the shareholding structure is transparent. There is full disclosure of the shareholding in the Annual Report and on request. In terms of identifying major and beneficial shareholders, shareholdings are disaggregated and disclosed up to 0.2 percent. Shareholdings of directors are also disclosed.

The usual disclosure norm covers identification of the top thirty (30) shareholders, the number of shares held, the percentages held by the identified parties and distribution of shareholdings by size.

The share structure exists entirely of common shares and there are no classes of common shares.

There is strict separation between management control and ownership control as evidenced by the latitude given to Management in running the Group and the pure market oriented approach taken by Management.

There are no foreign shareholding limits and the company's Memorandum and Articles of Association does not have any explicit provision to thwart acquisition.

As part of the effort to further improve the liquidity of shares and to broaden the foreign shareholder base, Maybank is planning to implement an American Depository Receipt Program in the course of Financial Year 2005.

Shareholders/Stakeholders' Rights and Investor Relations

Maybank recognises the need to keep informed all stakeholders of all major developments on a timely and effective basis. In addition to the mandatory public statements through Bursa Malaysia on the occasion of releasing the quarterly financial results as well as other corporate disclosures, interested parties can also access corporate information through the website www.maybank2u.com. Corporate information is also made available on request at the company's headquarters.

There are well established and tested procedures pertaining to the convening and conduct of shareholder meetings. These steps which govern the holding of the AGM and EGMs are spelt out in the Memorandum and Articles of Association and are in compliance with Bursa Malaysia's Listing Requirements and the Company's Act.



on Corporate Governance

In line with the commitment to shareholder democracy, shareholders vote on all material decisions including the election and removal of directors, mergers, acquisitions and disposals, appointment of Auditors, dividend payments and amendments to the Memorandum and Articles of Association. There are no substantive majority voting requirements that interfere with shareholders rights.

The senior management also regularly meets with investment analysts/fund managers and Rating Agencies to update them on developments within the Group and to share the broad direction and strategies. These expressions are also articulated through media interviews and active participation in investment forums in the leading financial centres. The principal objective is to provide a direct communication channel for all stakeholders.

Financial Reporting and Disclosure

The financial statement of Maybank is produced and audited according to the Malaysian Accounting Standards Board, which is in line with International Accounting Standards (IAS). The depth of coverage and the accompanying explanatory notes allow for easy comprehension of the company's financial health, main sources of revenue both by business lines and geography, the principal cost drivers and to link business strategy with results. Related party transactions are also detailed out.

As Maybank operates in a number of foreign jurisdictions, the financial treatment of the collated accounts has always been based on the more stringent requirements.

In addition to the Annual Report, Maybank also publishes its unaudited results at quarterly intervals and this is accessible at the company's web-site. The Management also hosts separate debriefing sessions for the Press and Investment Analysts at the time of releasing the half year and final year results.

During the financial year, Maybank did not incur any penalties from the regulatory authorities for erroneous or late submission of statutory reports.

Risk Management and Internal Control

The company's Risk Management and Internal Control are stipulated on pages 88 and 47.



Audit Process

The accounts of Maybank are audited by Messrs. Ernst and Young. The auditors are appointed by shareholders on an annual basis upon recommendation by the Audit Committee and the Board of directors. The Audit Committee which has a majority of independent non-executive directors, oversees the audit process.

The external auditors finalise their audit plan each year in consultation with the Audit Committee. They are invited to attend meetings on special matters, when necessary. In addition, the Audit Committee also meets the external auditors without the presence of Management, at least once a year.

In the case of the financial year, other than statutory audit, the external auditors provided tax advisory services. The amount of fees is disclosed in note 29 of the accounts.

Conclusion

Having reviewed the governance structure and practices of Maybank and the requirements under the Code dated January 2001, the Board considers that, with the exception of the disclosure of individual directors' remuneration, it has, throughout the financial year, complied with the rest of the best practices as set out in the Code. The Board is of the opinion that, while individual directors' remuneration is not disclosed, information provided on page 222 which is made in accordance with Bursa Malaysia's Listing Requirements, is sufficient to provide an understanding and basis for evaluation of Maybank's corporate governance.

This statement is made in accordance with the resolution of the Board of Directors dated 30 August 2004.

Tan Sri Mohamed Basir bin Ahmad
Chairman of the Board



Code of Ethics and Conduct

Maybank, as a custodian of public funds, has a responsibility to safeguard its integrity and credibility. It is on this understanding that the organisation sets out clearly the code of ethics and conduct for its staff. The code stipulates the sound principles that will guide all Maybank staff in discharging their duties. It sets out the standards of good banking practice.

The purpose of the code is to:

1. uphold the good name of Maybank and to maintain public confidence in Maybank;
2. maintain public confidence in the security and integrity of the banking system;
3. maintain an impartial and unbiased relationship between Maybank and its customers; and,
4. uphold the high standards of personal integrity and professionalism of Maybank staff.

The code stipulates that staff should not:

1. Engage directly or indirectly in any business activity that competes or is in conflict with the Bank's interest.
2. Misuse or abuse their positions in the Bank for their personal benefit or for the benefit of other persons.
3. Misuse information.

In addition to these, staff should:

1. Ensure the integrity and accuracy of records and/or transactions
2. Ensure fair and equitable treatment in all business dealings on behalf of the Bank.
3. Maintain the highest standard of service in their relationship with customers.
4. Maintain confidentiality of all relations and dealings between the Bank and its customers. However, confidential information concerning a customer may be given or made available to third parties only with prior written consent of the customer or when disclosure is authorised under the Banking and Financial Institutions Act, 1989.
5. Maintain the integrity of the banking system.
6. Manage their financial matters well and not subject themselves to pecuniary embarrassment.
7. Observe and comply with laws and regulations relating to the operations of the Bank.



Statement on Internal Control

Responsibility

The Board acknowledges their overall responsibility for the Group's internal control environment and its effectiveness. It is of the view that the internal control framework is designed to manage rather than eliminate the risk of failure to achieve the policies, goals and objectives of the Group. It can therefore only provide reasonable assurance and not absolute assurance of effectiveness against material misstatement of management and financial information or against financial losses and fraud.

The Board is additionally of the view that the system of internal control in place for the year under review is sound and sufficient to safeguard shareholders' investments, customers' interests and the Group's assets. The system of internal control which has been instituted throughout the Group is updated from time to time to suit the changes in the business environment.

The role of Management is to implement the Board policies, procedures and guidelines on risk and control by identifying and evaluating the risks faced and design, operate and monitor a suitable system of internal controls to manage these risks.

Key Processes

The key processes that the directors have established in reviewing the adequacy and integrity of the system of internal control, are as follows:-

- The Group's risk management principles, policies, procedures and practices are systematically documented and made available to all employees.
- Under the Group's Broad Principles for the Management of Risks, Risk Taking Units, at the first level, are responsible for the day-to-day management of risks inherent in their business activities. Group Risk Management, at the second level, is responsible for setting the risk management framework and developing tools and methodologies for the identification, measurement, monitoring, control and pricing of risks. Complementing this, at the third level, is Internal Audit, which provides independent assurance on the adequacy and effectiveness of the risk management framework. Further information on Group Risk Management, which includes Operational Risk Management, Credit Risk Management and Market Risk Management is highlighted on pages 88 to 103.



Statement on Internal Control



- The Board receives and reviews regular reports from the management on the key operating statistics, legal and regulatory matters. The Board approves appropriate responses or amendments in the Group policies.

- The Group's annual business plan and budget are submitted to the Board for approval. In addition, variances between actual and targeted results are also reviewed on a monthly basis. This would allow for timely responses and corrective actions to be taken to mitigate risks.

- The Group's Internal Audit reports to the Audit Committee of the Board (ACB), performs regular reviews of the business processes to assess the effectiveness of the control environment and highlights significant risks impacting the Group. The scope and frequency of the audit activities are reviewed and endorsed by the ACB based on the principles of risk based audit methodology and regulatory requirements. The ACB has active oversight on the internal audit's independence, scope of work and resources.

- The ACB regularly reviews and holds discussions with management on the actions taken on internal control issues identified in reports prepared by Internal Audit, the external auditors, regulatory authorities and the management.

- Management, through the Internal Audit Committee, is tasked to follow up and monitor the status of actions on recommendations made by the internal and external auditors. In addition, it can direct investigations in respect of any specific instances or events, which are deemed to have violated internal policies pertaining to confidentiality or financial impropriety, which has material impact on the Group.



- There is a clearly defined framework of empowerment approved by the Board for acquisitions and disposals of property, plant and equipment, awarding tenders, application for capital expenditure, writing off operational and credit items, approving general expenses including donations as well as operational excesses.

- The professionalism and competence of the Group's human resources is maintained through a rigorous recruitment process, training and re-skilling programs and a performance appraisal system. There are proper guidelines drawn-up by the Group for recruitment, promotion and termination of staff.

Review of the Statement by External Auditors

The external auditors have reviewed this Statement on Internal Control for the inclusion in the annual report for the financial year ended 30 June 2004.

The external auditors conducted the review in accordance with the "Recommended Practice Guide 5: Guidance for Auditors on the Review of Directors' Statement on Internal Control" ("RPG 5") issued by the Malaysian Institute of Accountants. The review has been conducted to assess whether the Statement on Internal Control is both supported by the documentation prepared by or for the Directors and appropriately reflects the processes the directors had adopted in reviewing the adequacy and integrity of the system of internal controls for the Group.

RPG 5 does not require the external auditors to consider whether the Directors' Statement on Internal Control covers all risks and controls, or to form an opinion on the effectiveness of the Group's risk and control procedures. RPG 5 also does not require the external auditors to consider whether the processes described to deal with material internal control aspects of any significant matters disclosed in the annual report will, in fact, mitigate the risks identified or remedy the potential problems.

Based on their review, the external auditors have reported to the Board that nothing had come to their attention that caused them to believe that the Statement on Internal Control is inconsistent with their understanding of the process the Board has adopted in the review of the adequacy and integrity of internal control of the Group.


Board

Board Committees

The Board has set up several Board Committees to assist the Board perform its functions and currently, there are 7 Board Committees, each having its own supportive role. To keep the Board informed of matters tabled and discussed at the respective Board Committees, the confirmed minutes of each meeting of the Board Committees are tabled to the Board at each Board meeting. This is also to provide the opportunity to members of the Board who do not sit as members of the respective Board Committees to raise any query or view on the matters discussed by the said Committees.

Composition:

Each Board Committee consists of a mix of the executive and non executive directors and in most Committees, the independent non-executive directors form the majority, with most Committees headed by independent directors as Chairman, as seen in the Audit, Remuneration, Nomination, Risk Management and the Employee Share Option Scheme (ESOS) Commitees.

It is the practice of the Board and the Board Committees that a member abstains from any participation and decision which involved him, to avoid any conflict of interest.

Assessment of Effectiveness:

An assessment of the Board as a whole and also of the individual directors are made on an annual basis and in assessing the performance of both the Board and the individual directors, the effectiveness of the Board Committees together with each director's contributions to the Board in various aspects including his skills and experience are considered as well. The initial assessment of individual directors which started previously at Maybank level has been extended to the whole Group.

The directors self assess themselves, followed by assessment by the Nomination Commitee and further discussion on their performance at the Board level. Feedbacks on the directors' performance are conveyed to the directors after the assessment, to enable them to improve their performance. Feedback is also given to Bank Negara Malaysia for their information.



BOARD OF DIRECTORS

Strategic Planning Committee	Employee Share Option Scheme Committee	
Credit Review Committee	Risk Management Committee	
Audit Committee	Nomination Committee	Remuneration and Establishment Committee

Strategic Planning Committee

The Committee is chaired by the Bank's Chairman himself and 3 of the non-executive directors sit on this Committee, which meets at least every 2 months and is responsible for recommending to the Board the Group's strategic direction, the main operating plans and business strategies of Maybank Group as well as the capital allocation by business segments, apart from being responsible for the management and policies relating to reputation, risk branding, public reputation as well as the Bank and the Group's image. This Committee also monitors the progress and benefit realisation of the key strategic initiatives undertaken by the Group and the capital adequacy of the Bank and the subsidiaries.

Credit Review Committee

This Committee meets on a weekly basis to review loan applications above a certain level which had been approved by the Credit Committees (CC) of the Management, which CC also meets on a weekly basis, to consider loan applications. This Committee has the right to veto any decision of the Credit Committee if necessary. The Committee also looks into any required change in credit policy for recommendation to the Board.

The Committee also reviews the total lending cap of companies which are granted facilities by the Bank and makes its necessary recommendation to the Board.





Board Committees

Audit Committee

Headed by an independent non-executive director as Chairman, this Committee meets at least once a month. Details of the Committee's composition, roles and responsibilities and number of meetings held during the financial year ended 30 June 2004 are provided at page 56 to page 59 of this Annual Report.

The composition of this Committee is reviewed every 3 years and it has been the Bank's practice to review and change the Chairman of this Committee every 3 years. The review also covers the Committee and members' performance and the terms of membership of this Committee.

Employee Share Option Scheme (ESOS) Committee

With the expiry of the previous scheme on 22 June 2003, a new scheme was launched with effect from 26 August 2004 for a period of 5 years, as approved by the shareholders at the Extraordinary General Meeting (EGM) on 11 August 2004.

This Committee assists the Board in determining all questions of policy and expediency that may arise in the administration of the ESOS and generally exercise all acts that are necessary to promote the best interest of the Maybank Group. The Committee oversees the Management's implementation of the scheme. The Committee decides inter alia on the offer, offer date, eligibility, basis of allotment, the exercise of the option, the administration, modification to the scheme, dispute and termination issues in relation to the scheme, in line with the ESOS By-laws. Appeals by staff on ESOS issues are also looked into by the Committee.

Risk Management Committee (RMC)

The Committee is responsible for formulating policies, identifying, measuring, monitoring, managing and controlling the market risk, liquidity and operational risks. The responsibilities include ensuring policies and limit structures for Maybank.

This Committee meets monthly and also oversees the risk management in Maybank and the Group, details as per page 88 to page 103 herein.

The members of the Committee, numbers of meetings held up to 30 June 2004 and their attendance being as follows:-

Name of members	Independent/non-independent	No of meetings and attendances
Raja Tan Sri Muhammad Alias	Independent non-executive	10/10
Mr. Teh Soon Poh	Independent non-executive	10/10
Haji Hashir bin Abdullah	Independent non-executive	8/8 (appointed as a member of RMC wef 28.8.2003)
Dato' Mohd Hilmey bin Mohd Taib	Non-independent non-executive	1/1 (retired as a member of RMC wef 12.10.2003)



Nomination Committee

The Board delegates to this Committee the process for assessing existing directors and identifying, nominating, appointing and orientating new directors and thereafter makes the necessary recommendation to the Board. The Committee also recommends to the Board the directors to be appointed to any of the Board Committees. This Committee performs on Group basis and continuous to ensure that a mix of skills and experience within the Group is maintained.

In line with the Code of Corporate Governance for reviewing of directors' skills and experience, the Committee looks into the effectiveness of a director's contribution to the Board. Review of assessment of the Board's performance and the individual director's performance are first discussed by this Committee prior to dicussion at Board level. The assessment is to upgrade the effectiveness of Maybank Board and the Boards of subsidiaries. The Committee also recommends to the Board measures to be taken in situations where there are areas of conflict of interest with the directors.

This Committee meets as and when required. The members of the Committee, numbers of meetings for the financial year ended 30 June 2004 and their attendance being as follows:-

Name of members	Independent/non-independent	Number of meetings and attendances
Tan Sri Mohamed Basir bin Ahmad	Non-independent non-executive	1/1 (Ceased to be Chairman of REC wef 28.8.2003)
Dato' Richard Ho Ung Hun	Independent non-executive	1/1 (Ceased as a member wef 28.8.2003)
Dato' Mohd Hilmey bin Mohd Taib	Non-independent non-executive	1/1 (Retired as a director wef 12.10.2003)
Raja Tan Sri Muhammad Alias bin Raja Muhd Ali	Independent non-executive	5/5 (Chairman wef 28.8.2003)
Tuan Haji Hashir bin Haji Abdullah	Independent non-executive	5/5
Encik Mohammad bin Abdullah	Independent non-executive	5/5
Datuk Amirsham A Aziz	Non-independent executive	4/4 (Appointed as a member wef 8.8.2003)
Datuk Abdul Rahman bin Mohd Ramli	Non-independent non-executive	1/1 (Appointed as a member wef 26.2.2004)



Board Committees

Remuneration And Establishment Committee (REC)

Previously called the Remuneration Committee, the REC provides a formal and transparent procedure for the REC's main role of recommending to the Board, in line with corporate governance, the remuneration framework/policy for the directors, the President and key senior management officers and in ensuring that the compensation is competitive and consistent with the Bank and the Group's culture, objectives and strategy.

This includes the determination of remuneration packages for executive directors, to reflect their responsibility and commitment, based on the responsibilities undertaken and their contribution to the effective functioning of the Board.

The executive directors do not play any part in this decision making and discussions on their remuneration are held without their presence. The REC also recommends to the Board all policies relating to manpower within the Maybank Group, training programs for key senior management officers, the short and long term plan on incentives plans, performance management and management development programs.





The Committee meets every month to discuss various issues. Where necessary, special meetings are also held. The number of meetings and attendance for the financial year ended 30 June 2004 being as follows:-

Name of members	Independent/ non-independent director	No. of meetings
Tan Sri Mohamed Basir bin Ahmad	Non-independent non-executive	3/3 (Ceased to be Chairman of the REC wef 28.8.2003)
Dato' Richard Ho Ung Hun	Independent non-executive	3/3 (Ceased as a member of the REC wef 28.8.2003)
Datuk Amirsham A Aziz	Non-independent executive	2/3 (Ceased as a member of the REC wef 28.8.2003)
Dato' Mohammed Hussein	Non-independent executive	2/3 (Ceased as a member of the REC wef 28.8.2003)
Mohammad bin Abdullah	Independent non-executive	9/10 (appointed as Chairman of the REC wef 28.8.2003)
Raja Tan Sri Muhammad Alias	Independent non-executive	13/13
Datuk Abdul Rahman bin Mohd Ramli	Non-independent non-executive	9/13
Teh Soon Poh	Independent non-executive	8/10 (appointed as a member of the REC wef 28.8.2003)



Audit Committee of the Board

Size and Composition

For the financial year ended 30 June 2004 the Audit Committee of the Board (ACB) comprised the following 4 non-executive directors, 3 of whom are independent directors:

MEMBERS

chairman	members		
Teh Soon Poh (Independent non-executive director)	**Haji Mohd Hashir bin Haji Abdullah** (Independent non-executive director)	**Mohammad bin Abdullah** (Independent non-executive director)	**Datuk Abdul Rahman bin Mohd Ramli** (Non-independent non-executive director)

Authority

The Board has empowered the ACB to undertake the following:

1. Investigate any activity or matter within its terms of reference.
2. Promptly report to Bursa Malaysia matters which have not been resolved satisfactorily thus resulting in a breach of the listing requirements.
3. Obtain external independent professional advice, legal or otherwise deemed necessary.
4. Maintain direct communications channels with external auditors, person(s) carrying out the internal audit function or activity and with senior management of the Bank and its subsidiaries.
5. Convene meetings with external auditors, without the attendance of the executives, whenever deemed necessary.

In discharging the above functions, the ACB has also been empowered by the Board to have:

1. Necessary resources which are required to perform its duties.
2. Full and unrestricted access to any information and documents relevant to its activities.



Duties and Responsibilities

The duties and responsibilities of the Committee are to review and/or report to the Board of Directors on the following:

1. External Auditors:
   - The external auditor's audit plans and scope of their audits.
   - Their audit report and Management letter including Management's responses.
   - Recommendation on the nomination or re-appointment of the external auditor and their fees.

2. Internal Audit:
   - Independence and authority to carry out its work.
   - Adequacy of the scope of work, resources and functions of Internal Audit in relation to risk management, internal control and governance processes.
   - Audit plan, programme and processes.
   - All audit reports and Management's remedial actions and where appropriate to direct Management to undertake the necessary measures.
   - Appointment, termination, performance and remuneration of all Internal Audit staff.

3. Financial Reporting:
   - Quarterly and year-end financial statements focusing on any changes in accounting policy, significant and unusual events, compliance with applicable approved accounting standards and other legal and regulatory requirements.
   - Any related party transaction and conflict of interest situations that may arise within the Bank or Maybank Group including transactions, procedures or courses of conduct that may raise questions of management integrity.

4. Annual Report:
   - Audit Committee's activities for the financial year.

Attendance at Meetings

During the financial year ended 30 June 2004, the ACB held a total of 17 meetings. The details of the attendance of the Committee members are as follows:

Name of Committee Member	No. of Meetings attended
Teh Soon Poh	14/17
Haji Mohd Hashir bin Haji Abdullah	16/17
Mohammad bin Abdullah	14/17
Datuk Abdul Rahman bin Mohd Ramli	16/17



Audit Committee of the Board

The executive directors and the Chief Audit Executive are invited to attend the meetings. The External Auditors, Messrs. Ernst & Young, attend meetings on special matters only when necessary. The Company Secretary, Puan Mahiram Husin, is the Secretary to the ACB.

Activities

During the year, the following activities were undertaken:

1. Reviewed the Annual Audit Plan for the financial year 2003/2004 to ensure adequate scope and coverage over the activities of the Group.
2. Reviewed the quarterly unaudited financial results of the Bank and the Maybank Group before recommending them for the approval of the Board of Directors.
3. 461 internal audit reports on audit assignments were tabled and deliberated.
4. The ACB reviewed all the Bank Negara Malaysia Examiners' reports and audit reports of the external auditors and other regulatory authorities. The ACB reviewed Management's responses to the aforesaid auditors' and examiners' recommendations and monitor the actions taken to rectify weaknesses detected. Where necessary, the ACB had also directed that appropriate remedial actions be taken.
5. Deliberated the minutes of the meetings of the subsidiary companies' Audit Committee of the Board for an overview of the risk management and internal control systems.
6. Reviewed the financial statements and ensured that the financial reporting and disclosure requirements of relevant authorities had been complied with.
7. Evaluated the performance of external auditor and made recommendations to the Board on their appointment, scope of work and audit fees.
8. Reviewed the quarterly audit performance reports to ensure the adequacy, performance, progress, achievement and coverage of the internal audit functions.
9. Examined the adequacy of the skills, knowledge and core competencies of the internal auditors. This included review of the training programmes initiated.
10. Reviewed the related party transactions entered into by the Bank and the Maybank Group.
11. Provided independent evaluation on the performance and remuneration package of all audit staff in accordance with the requirements of Garis Panduan 1 of Bank Negara Malaysia.

Internal Audit Function

Internal audit plays a key role in assisting the ACB to oversee that Management has in place a sound system of risk management, internal control and governance. Internal audit's vision is to be the leading best practice assurance provider and value adding business partner of internal controls, risk management and governance processes committed to exceed customer expectations and enhance shareholder value.



As a business partner, internal audit is engaged in executing its assurance and consultative role through programmed activities to review the operations of business units. Internal audit helps accomplish the Group's objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control and governance processes. The selection of the units to be audited from the audit universe leading to the formulation of the audit plan, is on a risk based approach and in cognisance with the Group's objectives and policies in the context of its evolving business environment. Priority is given to areas of relatively higher risks. The audit plan is reviewed and approved by the ACB. The audit reports are submitted to the ACB for their review. This enables the ACB to execute its oversight function by forming an opinion on the adequacy of measures undertaken by Management.

Internal audit also plays its consultative role by reviewing and recommending improvements to current risk management, internal control and governance processes, where appropriate. In addition, reviews of new business initiatives/projects are carried out through the system development process prior to implementation. As an added assurance, all new projects implemented are subjected to post implementation reviews by internal auditors.

The internal auditing function is organised on a Group basis and provided with adequate resources to discharge its functions. Consistent with this approach, the internal audit function is supervised centrally with support from resident auditors in selected overseas locations where Maybank operates namely in Singapore, Philippines and Indonesia. Technical support especially in relation to information technology systems and developmental initiatives are centrally driven to ensure consistency of standards and applications.

To enhance the efficiency and effectiveness of the internal audit activity, the Group has purchased a new Audit Management System from a leading audit solution provider. This new Audit Management System which is used globally would ensure the consistency of audit work processes from planning, risk assessment, audit field work and data management.

The International Standards For The Professional Practice Of Internal Auditing (SPPIA) of the Institute Of Internal Auditors (IIA), the Practice Advisories issued by the IIA, the Guidelines On Internal Audit Function and Bank Negara Malaysia's Garis Panduan 10 (GP10) and Garis Panduan Insurance 13 (GPI 13) are used where relevant as authoritative guides for internal auditing procedures.



Operations



Review











INTRODUCTION

MAYBANK IS A DIVERSIFIED FINANCIAL GROUP WITH ACTIVITIES COVERING HOUSEHOLD AND ENTERPRISE FINANCIAL SERVICES, INVESTMENT BANKING, INSURANCE, FUND MANAGEMENT AND OTHER RELATED ACTIVITIES SUCH AS CUSTODIAL AND TRUSTEE SERVICES. IT OFFERS ISLAMIC FINANCIAL SERVICES ALONGSIDE THE CONVENTIONAL, WITH PRODUCTS RANGING FROM FINANCING, DEPOSITS, INVESTMENT ACCOUNTS AND TAKAFUL SERVICES. AMONG MALAYSIAN BANKS, IT HAS THE LARGEST PRESENCE OVERSEAS. THIS INCLUDES NEW YORK, LONDON, PEOPLE'S REPUBLIC OF CHINA, HONG KONG SAR, SINGAPORE, THE PHILIPPINES, INDONESIA, BRUNEI DARUSSALAM, VIETNAM, CAMBODIA, BAHRAIN AND PAPUA NEW GUINEA.



Household Financial Services

The Group has an extensive retail delivery network comprising 420 sales and service outlets nationwide, more than 2,000 self service terminals and a fully-fledged contact centre

The Group's dominant position in domestic household financial services remains unmatched. The market share for total household financing, comprising mortgages, retail hire purchase financing and credit card receivables, was 18.6% while market share for household traditional deposits stood at 21.5%. The Group also has an extensive retail delivery network comprising 420 sales and service outlets across the country; more than 2,000 self service terminals including ATMs; phone and internet banking facilities; as well as a full-fledged contact centre with a capability to handle both incoming and outgoing calls. Its internet banking commands a market share of 78% in terms of the number of subscribers.

RETAIL FINANCIAL BUSINESS

The positive consumer sentiment and stable financing rate during the last financial year provided a strong growth momentum to the Group's domestic retail financial services. Lending for the purchase of residential housing increased by 12.6% to RM21.9 billion and consumption credit, excluding credit card receivables, grew by 10.7%. Other areas of lending, such as financing for investment in shop houses and mutual funds, recorded impressive growths, resulting in the overall domestic loan for this business segment expanding by 15.1%.

With excess liquidity in the market and the need to minimise the impact of negative interest carry on household deposits, efforts were made to manage growth of this deposit. During the year, the growth in household deposits was 10.6% with slightly more than half of the increase coming from savings deposit and current accounts.

The Group continued to strengthen its presence in the payments business. Excluding commissions from credit card business, fee income from this business line grew by more than 40%. Foreign exchange profit from retail transactions, on the other hand, increased by slightly more than 50%.





A number of new products were launched and they were well received by the public. These products include Premier Capital Guarantee, Premier Education Plan, Premier Personal Accident, Mayban Small Capital Trust Fund and Syariah compliant trust funds.

The commendable performance of retail financial services during the period can be attributed to the following three-pronged strategies:

1. Retaining and increasing the share of wallet from mass affluent and high net worth customer segments.
2. Migrating and servicing the mass market segment to more efficient delivery channels.
3. Acquire new mass affluent and high net worth customers through innovative product offerings and relationship banking.

During the year, a number of initiatives were executed and the aim was to improve further the quality of customer service. Among those were:

1. Enhancement of internet banking security through the introduction of a Transaction Authorisation Code (TAC).
2. Emplacement of a Branch Sales and Service System that is capable of enhancing the quality of customer relationships as well as supporting customer acquisition and retention.
3. Introduction of an Asset Allocation Model that helps to align customer portfolios with their investment objective and as a guide to diversifying their investments.





Apart from these initiatives, a number of new products were launched and they were well received by the public. These products include Premier Capital Guarantee, Premier Education Plan, Premier Personal Accident, Mayban Small Capital Trust Fund and Syariah compliant trust funds. The features of existing products were also enhanced and these included mortgage financing and expansion in the number of payee corporations for internet banking.

CARD BUSINESS

Despite intense competition with more players coming into the industry, the Group's cards business continued to register strong growth. Credit card receivables increased by 10% to reach RM1.8 billion, thus accounting for 14.2% of the total for the whole banking system. New cards acquired rose by 30% while total spending for the year recorded a 15% growth. Significant growth was also recorded in the debit card business. Debit spend for the year was 83% higher than the corresponding period last year and with this achievement, the Group was in the lead position with over 30% market share. Merchant sales recorded the highest achievement with 22% growth against the industry's 18%. With this performance, the market share for merchant sales strengthened from 23% to 24%.

During the year, the Group successfully launched the Maybank American Express Card, which is targeted at the higher end of the market segment. Product promotions and awareness were stepped up to strengthen the Group's position in this business. In addition, two new card acquisition channels were emplaced and an incentive package was introduced to enhance the attraction of the Group card products.





AUTOMOBILE FINANCING

The Group's automobile financing business comprises retail hire purchase, business hire purchase, floor stocking and block discounting. About 95% of the business was from retail hire purchase. The Group is a major player in the hire purchase sector, commanding a 13.7% market share. The Group has a dominant position in block discounting and floor stocking with market shares of 65.5% and 24.8% respectively.

In line with the strategy to diversify the base of the business, the Group continued to expand its offshore business. The loan base of the Singapore operation's automobile financing increased by 38.7% whilst the base for the Philippines grew by 96.4% to RM88 million. Taking into account a 3% annual growth from the domestic operations, total loans of the Group's automobile financing increased by 11% during the year.



In the face of intense market competition and realizing the need to fully capitalise on Group synergy, the business of automobile financing will be merged into the commercial bank's legal entity effective 1 October 2004.

During the year, initiatives concerning product features, service standards and business processes were also undertaken. With regard to products, reward programs for all newly approved hire purchase customers were introduced. These programs were developed in cooperation with the Group's strategic partners. In order to improve further the service standard to customers, a mechanism to shorten the turnaround time for approvals and disbursements was emplaced at all automobile finance service outlets.

In the face of intense market competition and realizing the need to fully capitalise on Group synergy, the business of automobile financing will be merged into the commercial bank's legal entity effective 1 October 2004. Notwithstanding this, no major changes will be made to the existing business process. The unit will still be responsible for end-to-end processes relating to the business, which includes marketing, processing, approval, disbursement and securities. In fact, preserving the benefits of the existing processes and having the advantage of a focused business as well as competitive funding cost, this business unit will be able to compete in the market more effectively.



Enterprise Financial Services

Enterprise Financial Services Group registered favourable growth in both assets and market share. Our strategy in achieving growth is to tap on our existing large customer base as well as acquiring new customers.

Riding on the back of an improving economy, the Enterprise Financial Services Group registered favourable growth in both assets and market share. Our strategy in achieving growth is to tap on our existing large customer base as well as acquiring new customers.

The Enterprise Financial Services Group's loans growth for the year was largely driven by the Small and Medium Scale Enterprises (SME) segment, which grew by RM2.3 billion or 15.2%. The growth in the corporate business segment was subdued due to the substantial reduction in Foreign Direct Investments and the continuing shift from conventional financing to capital market financing by large corporates to tap on the improved equity market conditions as well as the lower funding costs. Despite the slow growth, outstanding loans by large corporates, which stands at RM32.0 billion, still commands a market share of 31.0%.

In line with the Government's efforts to strengthen the competitive fibre of SMEs in Malaysia, the Enterprise Financial Services Group has put in place a well-structured system of management of SMEs through its 38 Business Centres strategically located throughout the country. With this extensive reach, the outstanding SME loan base of RM20.0 billion represents a market share of 19.7% and constitutes 25.0% of the Bank's total loans.

Complementing the 38 Business Centres are 15 Trade Finance Centres (TFCs) with dedicated sales executives focusing on servicing our customers' trade financing needs. Revenues from trade financing expanded significantly with a growth of 34.4% while market share of the trade finance business grew from 23.0% to 25.0%. The sterling performance is a reflection of the success of the Trade Finance New Operating Model whereby a specialised Trade Processing Centre acts as a central hub handling all processing, hence freeing the TFCs to focus on sales.



Revenues from trade financing expanded significantly with a growth of 34.4% while market share of the trade finance business grew from 23.0% to 25.0%. The sterling performance is a reflection of the success of the Trade Finance New Operating Model.

Our support to the SMEs must not be solely gauged by the amount of financing which we have disbursed. At the same time, we have teams of specialist Account Managers trained to focus on this sector and to customize our solutions to them. Turnaround time for loan processing through to approval and disbursements were also improved with process re-engineering and the setting of benchmarks under Service Level Agreements.

Recognizing the differing financial requirements of our customers in different industries, we have implemented several financial packages to meet these specific needs, such as the Vendor programmes for the automotive industry, furniture industry, petrol distribution sector, oil and gas industry and IT industry. Each financing package offers competitive pricing and flexibility in meeting the customers' needs.



Maybank is the top lender among participating financial institutions for special loan schemes managed by Credit Guarantee Corporation, such as the New Principal Guarantee Scheme, Direct Access Guarantee Scheme, Flexi Guarantee Scheme and Small Entrepreneur Guarantee Scheme. As at end June 2004, we have granted RM8.5 billion under the various special loan schemes.

Enterprise Financial Services Group regularly holds dialogue sessions with Trade Associations and the various Chambers of Commerce to exchange ideas and forge stronger business partnerships. Participation in exhibitions and sponsorships of events related to the development of SMEs are also other areas of emphasis. During the year, we participated in a total of 11 exhibitions.

As the large corporations are increasingly tapping the debt market for alternative funding, Enterprise Financial Services Group worked closely with our Investment Banking Group to provide solutions for these customers' financing requirements. Resulting from this collaboration, Aseambankers was involved in a number of debt market exercises, which totaled RM8.6 billion during the year.

With the emergence of e-trading, the business world has become a borderless global village where distances and time are no longer barriers. Realizing this, the Group is giving added emphasis to the e-commerce platform through the provision of enhanced cash management services via the introduction of Maybank2e.net. The basket of services available includes, among others, payments, collection, liquidity management, treasury services and trade finance processing.



Operations Review





Investment Banking

Between July 2003 and June 2004, Aseambankers undertook seven new listings and 23 capital raising exercises

The business environment for investment banking activities during the last financial year was mixed. The domestic bond market was erratic with yields on 5-year MGS climbing to a four-year high towards the end of the financial year. Despite this development, raising funds through bonds issuance remained an attractive option. Aseambankers managed to retain its second position with a 21% market share in PDS issuance. The company acted as Joint Principal Advisor and Joint Lead Arranger for the issuance of RM5.6 billion nominal value Istisna' medium term notes programme for SKS Power Sdn Berhad.

All the elements to support a strong performance of the equity market were present during the year. The upward trend of the economic growth, low interest rate, high domestic liquidity and stable political climate provided a strong boost to the market resulting in the Kuala Lumpur Composite Index rising by 18.5%. For the merchant banking business, this development translated into an increased flavour for Initial Public Offerings and fund raising exercises. Between July 2003 and June 2004, Aseambankers undertook seven new listings and 23 capital raising exercises.

The Group's stock broking business recorded a strong growth performance, securing an average market share of 10.8%. This achievement can be attributed to various strategic initiatives emplaced in the last three years, which transformed the Group's stock broking entity into an efficient business unit. These initiatives covered the streamlining of its workforce and capitalising on technology to improve work processes. In addition, research capability was further enhanced. The outcome of this effort was seen when Mayban Securities was ranked third in the Edge Broker's Poll 2003 for the category of the most improved local research house.

With the objective of improving further the service standard, a new public gallery was opened in August 2003. This gallery is located at Dataran Maybank and serves as a one-stop centre for retail clients of the company.


HOME
BUYING
YOUR
HOME



Insurance

The Group's insurance business recorded a combined gross premium of RM1.3 billion

For the year ended June 2004, the Group's insurance business recorded a combined gross premium of RM1.3 billion. More than three-quarters came through the Maybank Group's network – a testimony to the success of the bancassurance business model adopted by the Group.

While this was an important threshold for the Group's insurance business – crossing the RM1 billion mark for the first time - the most significant achievement was the improvement in the industry ranking. The life insurance unit, Mayban Life climbed up the life insurance industry ranking to No. 2 from No. 5 the year before in terms of new business premium, and doubled the market share for new business to 14% from 7% previously. The star contributor was the tremendous success of the Premier Capital Guarantee (PCG) products. Mayban Life collected some RM600 million in new business premium for PCG. At the close of the financial year, Mayban Life's assets under management had grown to RM2.6 billion, which is comparable to a sizeable asset management company.



Mayban General Assurance is now the most profitable company in the general insurance industry in terms of underwriting margins.

It was also a great year for Mayban General Assurance, the Group's general insurance unit. Solid growth in business was recorded for the household segment and medium scale enterprises. The major contributor to the growth was the Premier Personal Accident (PPA) product, where Mayban Assurance is now ranked No. 2 in the Personal Accident market segment of the industry. As a result of various profit-driving initiatives such as portfolio restructuring, prudent business selection, and improvement in claims and customer services, Mayban General Assurance is now the most profitable company in the general insurance industry in terms of underwriting margins and ranked No.2 in terms of absolute operating profit.

The achievement of Mayban Takaful, the Group's family and general takaful unit, was indeed promising. During the financial year, Mayban Takaful experienced a tremendous growth, at 160%, in gross contribution to reach RM42 million from RM16 million the year before. This business unit is the one to watch, as the rapid pace of growth is expected to continue for many years.

INSURANCE SAVINGS PLAN
SKIM INSURANS SIMPANAN

ild Education Plan
Pelan Pendidikan Kanak-kanak



WHOLE LIFE INSURANCE PLAN
SKIM INSURANS SEPANJANG HAYAT



PERSONAL ACCIDENT PLAN
PELAN KEMALANGAN DIRI



FIXED DEPOSIT + INVESTMENT + PROTECTION
SIMPANAN TETAP + PELABURAN + PERLINDUNGAN





Other Fixed Deposits.

AYBANK
akaful PA
Takaful Kemalangan Diri

Takaful
Personal Accident
Scheme

Foreign
Workers'
Compensation
Scheme

's Compensation Act 1952



GRADUATE LIFE
Protect your life and
live it to the fullest.






Maybank
Takaful PA




Fund
Management

Mayban Investment Management is among the top three private fund management companies in Malaysia

The Maybank Group recorded significant progress in becoming a major player in the fund management activities. Its subsidiary, Mayban Investment Management, is now among the top three private fund management companies in Malaysia. With a fund size of RM3.94 billion or an increase of 38.7%, its market share improved to 13.7% from 10.5% in June 2003. Clients include pension funds, insurance companies, corporations, institutions, unit trust funds, high net worth individuals and most recently, foreign institutions from the Middle East.

The Group also strengthened its presence in the unit trust business. During the year, total assets under the management of Mayban Unit Trust Berhad grew from RM1.68 billion to RM2.2 billion reflecting a stunning growth rate of 30.6% against the industry's 18.77% for the period under review. Over the same period its market share rose from 6.39% to 7.03%.

One of the principal focus of the Group's unit trust business was the introduction of a comprehensive suite of new and innovative funds to cater for a wide spectrum of investors with different investment objectives, risk appetite and at various stages of their life cycles. In line with this focus, three new products were introduced, namely:

1. Mayban First Capital Guaranteed Trust Fund: Launched on 19 August 2003, the closed-end Fund was designed for investors who want to participate in the growth of the Malaysian equity markets, but at the same time, posed no risk to their initial capital at the end of the investment tenure. At its IPO period, more than RM110 million was subscribed to the fund.

Operations Review

Total assets under the management of Mayban Unit Trust Berhad grew from RM1.68 billion to RM2.2 billion.





2. Mayban Smallcap Trust Fund: Launched on 3 March 2004, the Fund sits on the opposite end of the risk spectrum. It is an aggressive equity based fund whose objective is to achieve medium to long-term capital growth by investing primarily in securities listed on Bursa Malaysia with market capitalisation of not more than RM750 million. The Fund received overwhelming response and was fully subscribed within the first three days of the launch. The size was increased by another RM150 million and was again fully taken up within days of reopening. In total, more than RM241 million was collected during the IPO period.

3. Mayban Dana Arif: Launched on 27 April 2004 with an approved fund size of RM200 million at 50 sen per unit, it is the Company's first Islamic Bond Fund and the objective is to provide a steady appreciation of value and a regular income flow.

In an effort to enhance its service delivery, Mayban Unit Trust Berhad is embarking on a multi million ringgit fully integrated unit trust system where straight-through processing will be a standard feature. The system is expected to bring substantial benefits to investors who for the first time will be able to make "on-line and real time" enquiry on the status of their investments.







Venture Capital

Private Equity investment and management have been Mayban Ventures' core capabilities since incorporation demonstrated by the successful IPOs of 10 companies

During the financial year, Mayban Ventures focused on surfacing Private Equity (PE) deals comprising pre-IPO, mezzanine and strategic start-ups in bigger size. Nonetheless, monitoring the existing portfolio of technology companies remained a major activity during the expansion and exit stages of such companies. A follow-on fund of RM100.0 million, The Inflexion Fund, was marketed to a select group of investors to profit from the growth and in particular the eventual IPOs of these companies on the MESDAQ.

PE investment and management have been Mayban Ventures core capabilities since incorporation, demonstrated by the successful IPOs of 10 companies. Capitalizing on the Group's network of lending and hence investment opportunities, the Company continues to offer well-structured deals to a growing base of institutional investors.

Operations Review







International Business

Maybank Group's international network now spans across 12 countries

Maybank's biggest overseas presence is in Singapore. Its profile in the country has been rapidly transformed over the years due to the concerted efforts to enhance its presence. Maybank's presence is now more visually apparent due to the strategic placement of its 27 service locations and the contributions to major national community initiatives.

With the Qualifying Full Bank (QFB) licence awarded by the Monetary Authority of Singapore, Maybank rapidly extended its footprint by introducing five offsite ATMs and participated in Singapore's first QFB shared ATM network. For the convenience of customers, two branches (Ang Mo Kio and Marine Parade) were re-located to the densely populated heartland and dedicated the Robinson Road Branch in the Central Business District to busy executives for their share financing needs.

With these initiatives, Maybank has made good progress in Singapore. Its retail customer base increased by 46% while consumer loans grew 2.5 times and now make up 37% of Maybank Singapore's total loan portfolio. The Automobile Finance business has achieved growth of more than 3.9 times, while the credit card base has grown by 83%. Maybank is now distributing more than 100 funds with a two-fold increase in assets under management in Singapore. Likewise, the enterprise business, comprising more than 60% of Maybank Singapore's total loan portfolio, out-performed the market and grew 10% year-on-year while trade finance grew 30%.

With regard to operations in the emerging markets, asset creation has been realised in a selective and measured manner. Expansion of asset bases in markets such as Brunei and Papua New Guinea continue to be reflective of the relatively limited size of such economies. In the more advanced markets, the capital returns parameters for the overall loans and investments markets have experienced significant re-alignment due to the considerable demand for credit opportunities by financial and non-financial institutions alike.


PERBANKAN
ISLAM







Islamic Financial Services

Maybank has been recognised by the market as having the largest pool of Islamic banking assets worth RM20.9 billion

Maybank has been recognised by the market as having the largest pool of Islamic banking assets worth RM20.9 billion. It has established itself as the Group with the biggest share of Islamic banking business in the market. With profit after tax increasing strongly by 15.6%, it has proven itself as an increasingly important component of the Group's business. This is in line with the Central Bank's target of expanding Islamic business so that by the year 2010, Islamic business contributes 20% of the banking system.

With Islamic financing at Group level growing strongly at 25.9% during the year under review, the profit contribution from Islamic banking grew from 14.6% to 15.5% of the total pre-tax profit of the Group. In recognition of this, Maybank was presented "The Excellent Performance Award 2003/04" by the Association of Islamic Banking Institutions Malaysia. We were also awarded the "Best Provider of Islamic Financial Services in Asia" and "Best Islamic Wholesale Financial Services Provider" by Euromoney Magazine.

During the period under review, key growth areas in financing shifted considerably from the long term house financing to the shorter-term commercial/business and trade financing. This is in line with the need to create a more balanced portfolio, both in terms of sector and exposure to long-term risks.

As a means to ensure sustainable growth in the future, Maybank is looking at diversifying its sources of growth via the introduction of new financing and deposit products. One such product is the Variable House Financing in line with the guidelines issued by the Central Bank early this year. Personal financing as well as auto-financing will also receive more attention as these financing instruments could immensely contribute towards improved earnings and sectoral diversification.





INTRODUCTION

IN THE COURSE OF CONDUCTING ITS BUSINESS, MAYBANK GROUP IS CONSTANTLY ASSUMING DIVERSE AND COMPLEX RISK TYPES SUCH AS CREDIT RISKS, MARKET RISKS, LIQUIDITY RISKS, OPERATIONAL RISKS AND OTHERS.

AT MAYBANK GROUP, WE CONTINUOUSLY BENCHMARK OURSELVES AGAINST INTERNATIONAL BEST PRACTICES IN RISK MANAGEMENT. THE GROUP'S RISK MANAGEMENT FRAMEWORK INVOLVES RISK MANAGEMENT PRINCIPLES, ORGANISATION STRUCTURES, RISK POLICIES, RISK IDENTIFICATION, QUANTIFICATION AND MONITORING AND CONTROL PROCESS.



Risk Management

Risk Management ensures that core risk policies of the Group are consistent, sets the risk tolerance level and facilitates the implementation of an integrated risk-adjusted measurement framework

RISK MANAGEMENT STRUCTURE

In response to the complex risk types inherent in the Group's activities, the following risk management structure is in place to ensure adequate and effective oversight:


Board Of Directors
Audit Committee
Risk Management Committee
Credit Review Committee
Internal Audit Committee
Credit Committee
Chief Risk Officer
Credit Risk Management
Market Risk Management
Operational Risk Management

The Board of Directors is responsible for ensuring that risk management policies are established for the various categories of risk and is also accountable for ensuring effective functioning of the internal control mechanisms.

The Board is assisted by the following board committees in the discharge of the above responsibilities:

Risk Management Committee (RMC)
Credit Review Committee (CRC)
Audit Committee (ACB)

Risk Management comprises Credit Risk Management (CRM), Market Risk Management (MRM) and Operational Risk Management (ORM) units, all reporting to the Chief Risk Officer.

While risk taking units have the primary responsibility for managing specific risks assumed by them, Risk Management provides the central resource for the identification, assessment, quantification, aggregation, monitoring and control of the risks taken by the Group as a whole.

Risk management activities pertaining to internal control and audit programs are under the purview of the Chief Audit Executive.

Maybank Group views compliance with laws, regulations, and standards as an integral part of all its business processes. An independent compliance unit within Risk Management has been set up to undertake the centralised oversight of the compliance functions in the Group.

RISK MANAGEMENT PRINCIPLES

The 7 Broad Risk Management Principles

The risk management approach is premised on three lines of defence – risk taking units, risk control units and internal audit.

The risk taking units are responsible for the day-to-day management of risk inherent in their business activities while the risk control units are responsible for setting the risk management framework and developing tools and methodologies for the identification, measurement, monitoring, control and pricing of risks. Complementing this is the internal audit, which provides independent assurance of the effectiveness of the risk management approach.

Risk Management provides risk oversight for the major risk categories including credit risk, market risk, liquidity risk, operational risk and other industry-specific risks.

Risk Management ensures that the core risk policies of the Group are consistent, sets the risk tolerance level and facilitates the implementation of an integrated risk-adjusted measurement framework.

Risk Management is functionally and organisationally independent of the business sector and other risk takers in the Group.

The Maybank Board, through the Risk Management Committee, maintains overall responsibility for risk oversight within the Maybank Group.

Risk Management is responsible for the execution of various risk policies and related decisions of the Board.




The 3 lines of Defence
Board of Directors
Senior Management
Risk Management Reporting
Business Group
Capability Groups
Independent Risk Management Function
Internal Audit Function
1st Line of Defence
2nd Line of Defence
3rd Line of Defence
Day to day management of risk
Risk oversight, policies and framework
Independent Assurance

Risk Awareness Communication Program

Maybank Group's risk management mission is to provide the appropriate framework and methodologies for the effective management of enterprise-wide risks in the Group in order to protect and enhance shareholder value. This mission is supported by the following strategic objectives:

- Cultivate a Risk Aware culture in the Maybank Group, to empower every staff member with the capability to identify and manage risks whenever possible.
- Benchmark Maybank Group's risk management practices to international best practices, commensurate with Maybank Group's scale and complexity of business.
- Lead in risk management benchmarks set by Bank Negara Malaysia and other relevant authorities.
- Provide for an efficient asset-liability management.
- Provide for a risk-based capital structure so as to efficiently allocate capital according to degree of risk.

Maybank Group had embarked on the Risk Awareness Communication Program (RACP) in 2003. The objective of this program is to raise the level of risk awareness of all staff members across the Group, especially at the operating level so that all staff members are aware of the crucial role that they can play in the identification and management of risks.



The RACP is an on-going program and is tied in with various initiatives under the Integrated Risk Management Project currently undertaken by the Bank.

The RACP is aimed at enhancing the risk-aware culture within the Maybank Group, a culture that is flexible and proactive in meeting the changing demands and expectations of our customers.

RISK DEFINITIONS

CREDIT RISK	**Credit risk** arises as a result of customers or counterparties not being able to or willing to fulfill their obligations to repay their loans or settle financial contracts.
MARKET RISK	**Market risk** encompasses price and interest rate risks, all of which are inherent in the ordinary course of the Group's business. Price risk is the risk to earnings as a result of adverse changes in interest rates, foreign exchange rates, equity/commodity prices and their respective correlations and volatilities.
LIQUIDITY RISK	**Funding liquidity risk** is the risk that the Bank is unable to raise funds to meet its payment obligations on settlement date or in the event of a margin call. **Market liquidity risk** arises from adverse market conditions that do not allow a market participant to withdraw or hedge their positions easily. The adverse movement in market conditions could be caused by the change in market sentiment or due to a specific event or a series of events.
OPERATIONAL RISK	**Operational risk** is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but do not include strategic and reputational risks.

CREDIT RISK MANAGEMENT

Management Of Credit Risk

Identification	☐ Risk identification performed prior to launching of new products/financing packages ☐ Products/financing packages proposal paper prepared by business units and reviewed/signed-off by respective risk control units ☐ Policies/limits tabled to the Management and Board for endorsement and approval respectively
Measurement	☐ Maybank Group Credit Risk Rating System (comprising a set of internally developed statistically-based rating tools, which includes the Expected Loss framework) used to grade Maybank Group's commercial and corporate borrowers ☐ Integrated Retail Scoring Solution to be used for grading of retail borrowers ☐ Risk-based authority limit framework leveraging on Maybank Group Credit Risk Rating System and Expected Loss Framework to be adopted
Monitoring & Control	☐ Credit risk concentration limits and related lending guidelines in place, covering: • Country limit • Sectoral limit • Maybank Group Single Customer Limit • Bank and counterparty limits • Product limit ☐ Regular review of risk exposures by RMC ☐ Independent Pre and Post-Approval Evaluation of credit proposals ☐ Post-mortem review of delinquent loans to identify weaknesses in credit processing/approval/monitoring processes ☐ Periodic audits by internal and external auditors ☐ In-house training for credit personnel leading to attainment of Certified Credit Professional qualification

Credit Risk Management (CRM) is responsible for formulation and implementation of the credit risk management framework for the Group, which encompasses the management/enhancement of asset quality, formulation/review of credit policies and the oversight of credit portfolio risk. CRM also sets and reviews various categories of credit risk concentration limits such as single customer group, economic segment, product type, bank and country limits.

In line with Maybank Group's strategy to integrate the management and control of credit risks on a group-wide basis, the Maybank Group Core Credit Policies have been established and endorsed by the RMC to ensure consistency of key credit risk management practices across the Group.

Risk Identification – In line with *Bank Negara Malaysia's Best Practices for the Management of Credit Risk*, the Group has set up a product approval program to ensure that all risks inherent in new product/financing packages and related business activities are identified with risk mitigation measures put in place prior to the introduction of the product/financing package.

All new products to be introduced are required to be signed-off by various risk control units including Risk Management, Legal, Accounting and Internal Audit before submission to the RMC/Board for approval.

Risk Measurement – CRM has developed a statistically-based internal credit risk rating system based on the Expected Loss framework which comprises 3 components as follows:

Expected Loss (EL)	=	Probability Of Default (PD)	X	Exposure At Default (EAD)	X	Loss Given Default (LGD)

The PD is calibrated based on the Group's internal historical data over a full economic cycle from the mid-1980s.

The internal risk rating system provides a consistent and objective approach in the differentiation of enterprise borrowers' risk profile and serves as a value-added tool in the credit decision-making process and the development of risk-based credit policies and processes.

Risk Monitoring And Control – CRM acts independently in the monitoring of compliance by business units to internal credit policies and lending guidelines/various credit concentration limits and regulatory requirements, where relevant.

CRM adopts a policy-driven approach in managing the development of the Group's loan portfolio and thus engages a strategy to proactively diversify the Group's portfolio risk through close monitoring and management of the



credit concentration risks in business segments, customer groups, economic sectors, loan maturities, loan sizes, geographical locations, security types, product types and off-balance sheet transactions.

The Group's credit concentration limits are designed to identify and analyze risks at an early stage and to enable the setting of appropriate credit limits for monitoring and control purposes. Where appropriate, such limits are periodically reviewed/revised and submitted to the Management/Board for endorsement and approval, respectively.

Monthly reports on asset quality covering the overall credit risk exposure of the Bank/Group (including off-balance sheet items) are submitted to the RMC/Board. These reports also include analysis of the overall composition and quality of the various credit portfolios and highlights any sensitivities or risk concentrations.

The Bank's credit approval process is in line with Bank Negara Malaysia's requirements, which emphasize on independent credit risk management. Within the Bank, pre-approval evaluation and post-approval review of performing loans are conducted by personnel independent of business units. Post-mortem review of non-performing loans is conducted and where necessary, credit policies are enhanced accordingly.

In line with Bank Negara Malaysia's requirements, Maybank Group had launched the Certified Credit Professional (CCP) Sponsorship program since 2001 to prepare its credit personnel for CCP certification.

Moving Forward

To further enhance the credit risk management process, CRM is currently pursuing the following initiatives:

- A group-wide automated credit risk rating system equipped with robust financial spreading software that enables target marketing, financial benchmarking, cash-flow modeling, financial projections, portfolio monitoring and portfolio stress testing

- Statistically-validated retail scorecards based on the historical experience of the Group to be developed for the housing loans, auto loans and credit card businesses

- Collateral Management System for consolidation of all collateral information to provide a holistic portfolio view on collaterals and to facilitate timely monitoring and reporting of collateral positions

- Portfolio Management System to support the automation of group-wide portfolio aggregation in line with Basel II definitions, enhanced limit monitoring and to be used as the platform for estimation of EAD and the IRB Advanced approach



MARKET RISK MANAGEMENT

Management Of Market Risk

Identification	☐ Risk identification performed prior to launching of new products ☐ Product proposal paper prepared by business units and reviewed/signed-off by respective risk control units ☐ Policies/limits tabled to the Management and Board for endorsement and approval respectively
Measurement	☐ Rate Sensitive Gap Analysis ☐ Earnings-at-Risk (EaR) Analysis ☐ Duration Analysis and PV01 Measures ☐ Value-at-Risk (VaR) Analysis ☐ NII Simulation under various interest rate and balance sheet scenarios ☐ Independent revaluation of risk exposures ☐ Stress testing to assess the impact of extreme but plausible events ☐ Back testing to validate the risk models used
Monitoring & Control	☐ Regular review of risk exposures by Senior Management & ALCO ☐ Application of various risk limits ☐ Daily/periodic compliance checking and management reporting ☐ Escalation of policy/limit exceptions ☐ Periodic review of risk policies/limits ☐ Periodic audits by internal and external auditors

Market Risk Management (MRM) is responsible for the formulation and implementation of the market risk management framework for the Group. This task includes development and implementation of consistent risk management methodologies and pricing models to identify, measure, monitor and control market risk, in conjunction with other risk management units such as CRM and ORM.

The Asset & Liability Management Committee (ALCO), an executive committee chaired by the President/CEO, is responsible for the development and implementation of broad strategies and policies for managing the Bank's Balance Sheet and associated market/liquidity risks. MRM provides information/advice/reports to ALCO and serves as the secretariat to the Committee.



Risk Identification – It is the Group's policy that new products and variations of existing products must be vetted through the New Product Approval Programme and signed-off prior to product launching. In this regard, the Bank is also guided by the respective guidelines issued by Bank Negara Malaysia, such as the ***Guidelines on New Product Approval Requirements*** and ***Minimum Standards on Risk Management Practices for Derivatives.***

All new products to be introduced are required to be signed-off by various risk control units including Risk Management, Legal, Accounting and Internal Audit before submission to the ALCO for endorsement and to the RMC/Board for approval.

Risk Measurement – The primary purpose of risk measurement is to inform Senior Management and the risk taking units on the nature and quantum of risk exposures, to enable informed decisions on risk-taking activities to be made. Maybank Group has adopted various tools/techniques to measure the risk exposures in various treasury and core banking products/instruments. These tools/ techniques include:

Rate Sensitive Gap Analysis – The rate sensitivity gap is used to measure the repricing mismatch between assets and liabilities. The Bank's assets, liabilities and off balance-sheet instruments are stratified into maturity segments based on the instruments' next repricing or maturity dates. Based on interest rate outlook, these gaps are adjusted by changing the repricing profiles through the use of financial derivatives, funding strategies and assets repositioning.

Earnings-at-Risk (EaR) Analysis – EaR methodology is used to estimate the potential loss of earnings resulting from market movements over a specified period of time within a specified probability of occurrence, under normal business situations. Maybank Group monitors the interest rate risk of its banking book by performing EaR analysis for both the short and long-term outlook. The short-term analysis primarily focuses on the impact of extreme, but plausible events, on the Bank's budgeted net interest income. The long-term analysis primarily addresses the fixed rate portfolio, including the Islamic portfolio.

Duration Analysis and PV01 Measures – The Bank also uses the concepts of duration and modified duration as the foundation to measure the sensitivity of specific/multiple products that will have differing interest rates and residual maturities.

Value-at Risk (VaR) Analysis – VaR methodology is used to estimate the potential loss of value resulting from market movements over a specified period of time within a specified probability of occurrence, under normal business situations. At Maybank Group, VaR is applied and aggregated over multiple products for each risk taking unit. Maybank has adopted the following VaR parameters:

Attributes	Selected Parameters
VaR Methodology	Historical simulation
Confidence Level	99%
Holding Period	10 days
Observation Period	1 year



Simulation – Maybank employs analytical tool to simulate statistically reliable distribution of results to measure net interest income sensitivity based on differing assumptions ranging from interest rate movements to targeted monthly new business volume. In addition, various measurements of performance are also forecasted using the projected balance sheet profile, gap reports and profit & loss statements.

To supplement the market risk management process, stress testing is performed at periodic intervals to assess the impact of extreme, but plausible events, on the Bank.

The Bank is also at the early stages of conducting back testing to assess the reliability and validity of the risk models used.

Marking-to-Market – For revaluation purposes, risk exposures are marked-to-market on a consistent basis at specified intervals, in accordance with the respective product policies. For added transparency, this task is performed by risk management personnel independent of the respective risk taking units.

Risk Monitoring And Control – Risk management personnel act independently in monitoring compliance to the regulatory requirements and approved internal policies/limits governing the respective products/activities. This task includes, but is not limited to, undertaking compliance reviews and preparation of daily/scheduled compliance reports for limit monitoring and management reporting purposes. Scheduled reports on Balance Sheet profile, gap/duration analyses, market simulation analyses, key financial performance ratios and treasury reports are also submitted to ALCO, to provide the basis for informed decision-making.

Policy/limit exceptions, if any, are escalated to the ALCO/Credit Committee and the RMC/Board, in accordance with established policies. Where appropriate, risk policies/limits are periodically reviewed/revised and submitted to the Management/Board for endorsement and approval respectively.

All the above processes are subject to periodic audits carried out by internal and external auditors.

Moving Forward

To further enhance the market risk management process, MRM is currently pursuing the following initiatives:

- Upgrading of the existing scenario simulation software to leverage on the Bank's Enterprise Data Warehouse to enhance the ALM framework of Maybank Group to bring it in line with industry best practices and Basel II requirements
- Extension of VaR-based limits across all treasury products
- Construction of sophisticated, scenario-type stress tests
- Enhancement of capability to analyze the results of back-tests performed
- Automation of the computational template to incorporate the anticipated regulatory capital charge for market risk



LIQUIDITY RISK MANAGEMENT

Management Of Liquidity Risk

Identification	☐ Risk identification performed prior to launching of new products ☐ Product proposal paper prepared by business units and reviewed/ signed-off by respective risk control units ☐ Policies/limits tabled to the Management and Board for endorsement and approval respectively
Measurement	☐ Liquidity Framework enforced by Regulatory Agencies ☐ Internal Liquidity Analysis with comprehensive limit structure ☐ Concentration of Funding Sources in particular products and tenors ☐ Stock of Liquid Assets – Quantity and Quality ☐ Stress testing to assess the impact of extreme but plausible events
Monitoring & Control	☐ Regular review of risk exposures by Senior Management/ALCO ☐ Regulatory Compliance ☐ Internal policies and benchmarks ☐ Liquidity Crisis Management ☐ Early Warning Signals and Triggers ☐ Mitigating Measures ☐ Contingency Funding Plan ☐ Liquidity Policy Statement based on Global Liquidity Management Framework ☐ Periodic audits by Internal and External auditors

Market Risk Management is also responsible for the formulation and implementation of the Group's market risk management framework that encompasses the management of liquidity risk. Consistent methodologies are implemented across the Group in the identification, measurement, monitoring and control of liquidity risk that complement other risk management units, such as CRM and ORM.

The ALCO is responsible for the development and implementation of broad strategies and policies for managing the Bank's Balance Sheet and associated market/liquidity risks. MRM provides information/advice/reports to ALCO and serves as the secretariat to the Committee. The monthly ALCO report contains information on the balance sheet profile, gap analysis, duration analysis, simulated projections, compliance of risk limits and performance ratios among others. These monthly reports provide the foundation that enables Senior Management to evaluate the risk-reward paradigm as a tool for ALCO to make strategic decisions.

Risk Identification – It is the Group's policy that new products and variations of existing products must be vetted through the *New Product Approval Programme* and signed-off prior to product launching. In this regard, the Bank is also guided by the respective guidelines issued by Bank Negara Malaysia, such as the *Guidelines on New Product Approval Requirements and Minimum Standards on Risk Management Practices for Derivatives.*

All new products to be introduced are required to be signed-off by various risk control units including Risk Management, Legal, Accounting and Internal Audit before submission to the ALCO for endorsement and to the RMC/Board for approval.

Risk Measurement – The primary purpose of risk measurement is to inform Senior Management and the risk taking units on the nature and quantum of risk exposures, to enable informed decisions on risk taking activities to be made. Maybank has adopted various tools/techniques to measure the risk exposures for various treasury and core banking products/instruments. These tools/techniques include:

- **Regulatory Liquidity Analysis** – The primary measure of liquidity exposure for the Bank is based on the New Liquidity Framework (NLF) enforced by Bank Negara Malaysia. The NLF allows the Group to evaluate the timing of cash inflows and outflows for assets, liabilities and off-balance sheet commitments based on contractual and behavioral maturity profiles in different currencies. The Group uses behavioural assumptions that are derived over a specified period of time within a specified probability of occurrence, under normal business situations, to observe the cash flow patterns of assets, liabilities and off balance sheet items that have ambiguous or revolving maturity profile. The above methodology has been approved by ALCO and Bank Negara Malaysia.

  During the financial year, Maybank Group had complied with the liquidity regulations under the NLF.

- **Internal Liquidity Analysis** – Liquidity indicators and ratios are also established as internal standards to measure the liquidity performance of the Bank/Group. Comprehensive limit structures and benchmarks are in place to ensure that liquidity risk is maintained at acceptable levels. These policies/limits are tabled to the ALCO, for endorsement, prior to submission to the RMC/Board for approval.

- **Concentration of Funding Sources** – Maybank Group continuously explores different avenues to diversify funding sources both locally and globally through a variety of instruments, including certificates of deposits, issuance of debt securities and asset securitisations. To avoid over concentration on certain funding sources, a specific level of concentration ratio has been established and is being monitored on an ongoing basis.

- **Stock of Liquid Assets** – Maybank Group closely monitors the level of liquid asset holdings in the form of cash and marketable securities that are issued and/or guaranteed by both the Government of Malaysia and selected AAA rated private entities. Adequate liquid assets are maintained to ensure that these assets can be used to raise liquidity in times of need.

- **Risk Monitoring and Control** – Risk management personnel act independently in monitoring compliance to the regulatory requirements and approved internal policies/limits governing the respective products/activities. This task includes, but is not limited to, undertaking compliance reviews and preparation of daily/scheduled compliance reports for limit monitoring and management reporting purposes.

Policy/limit exceptions, if any, are escalated to the ALCO and the RMC/Board, in accordance with established policies. Where appropriate, risk policies/limits are periodically reviewed/revised and submitted to the Management/Board for endorsement and approval respectively.

Liquidity Crisis Management Framework is in place to facilitate monitoring of the Bank's liquidity health and to also provide a systematic approach in handling a liquidity crisis. The framework includes early warning signals and triggers, mitigating measures and a contingency funding plan.

For overseas operations, a *Global Liquidity Management Framework* has been established as a common platform to address various aspects of liquidity requirements and as a standard for the management of liquidity risk in foreign currencies. Each overseas entity has in place a *Liquidity Policy Statement* that clearly defines the relevant operational processes in the day-to-day management of liquidity including reporting structure, liquidity risk triggers, benchmark ratios and contingency funding plan.

All the above processes are subject to periodic audits carried out by internal and external auditors.

Key Initiatives For The Year

To enhance the asset liability management capabilities process, MRM had completed the following key initiatives during the year:

- Implementation of an asset liability management application tool that leverages on the Enterprise Data Warehouse to enhance the management of interest rate and liquidity risk exposures
- Establishment of a Loan Pricing Framework to assist Business Units in pricing their products to achieve the desired risk/reward objectives

Moving Forward

To further enhance the asset liability management process, MRM is currently pursuing the following initiatives:

- Enhancement of Interest Rate Risk Management Framework – Banking Book
- Enhancement of Interest Rate Risk Management Framework – Foreign Currencies
- Enhancement of the asset liability management framework to be in line with industry best practices and Basel II requirements

OPERATIONAL RISK MANAGEMENT

Management Of Operational Risk

Identification

- Risk identification performed prior to launching of new products
- Product proposal paper prepared by business units and reviewed/ signed-off by respective risk control units
- Policies/limits tabled to the Management and Board for endorsement and approval respectively
- Operational risks inherent in major products, critical activities and systems identified via tools such as Risk Profiling, Control Self Assessment (CSA) and Key Risk Indicators (KRI)



Measurement	☐ CSA also used to measure the level of operational risk ☐ Incident Data Collection and Measurement ☐ KRI performance tracking
Monitoring & Control	☐ KRI also used to obtain timely information on the leading operational risks and drivers ☐ Incident Data Collection and Measurement also used to monitor and control operational risk profiles and material losses ☐ Risk awareness program and training conducted ☐ Fraud Prevention Task Force and Fraud Reporting Hotline in place ☐ Periodic audits by Internal and External auditors ☐ Ongoing monitoring, management & reporting of risk profiles ☐ Enhanced Business Continuity Plan processes under development ☐ Risk transfer mechanisms such as insurance and outsourcing used

Operational Risk Management (ORM) is responsible for the setting up and implementation of a uniform and comprehensive operational risk management framework within the Maybank Group. This framework seeks to create a clear understanding and awareness of operational risk throughout the Group, cultivate a self-assessment culture, maintain/analyse database on operational losses and develop, and monitor performance through, KRIs.

Maybank has employed various operational risk management tools and methodologies as part of the group-wide operational risk management initiatives to identify, assess and monitor operational risks. The Bank carried out ongoing review of its operational risk policies and risk appetite to ensure that such policies and risk appetite are current.

On a Group-wide basis, actual losses are mapped into the 8 business lines and 7 loss event type criteria as provided by the Basel Committee. In addition, risk-profiling exercises are conducted as part of the risk identification process. Monthly reporting of the above is carried out and forms part of the Key Risk Indicators used by Senior Management for monitoring operational risks. This report serves to identify operational "hotspots" and enable proactive actions to be taken to minimise risk impact.

Performance of KRI for all risk types are monitored and reported. This forms part of the operational risk monitoring process. The above is aimed at facilitating the review and assessment of the operational risk management processes and operational performances of individual business units and, at the same time, providing a group-wide perspective. KRI performances are included under the group-wide Risk Dashboard report, which is reviewed by the RMC on a monthly basis.

Internal Control Questionnaires are implemented by risk taking units as an interim control self-assessment tool. In addition, the risk-based audit approach adopted on a group-wide basis has enabled the identification of key risk areas within the Group, which are given due priority in terms of audit review and ongoing monitoring.

Structured checklists are used by risk taking units to identify and assess the operational risks inherent in their respective operating environments. The findings from such exercises are used to develop/enhance internal controls to manage the operational risks identified.

The Group has undertaken reviews of its operational risk mitigating tools such as insurance and outsourcing and developing its enhanced Business Continuity Plan processes.

Key Initiatives For The Year

ORM had also embarked on several key initiatives to further develop/enhance its operational risk management framework and tools/methodologies. These efforts are geared towards achieving a greater level of efficiency and effectiveness of the Group-wide operational risk management processes.

Operational Risk Broad Principles put in place to provide a framework and direction for ORM, business and capability groups towards more effective operational risk management and reporting.

Fraud Reporting Hotline established to provide guidance that will enable staff members to raise genuine and legitimate concerns pertaining to suspected malpractices.

Common Risk Language compiled to achieve a consistent understanding of the risk terminologies commonly used within the Group.

An enhanced outsourcing framework put in place to ensure efficiency and cost effectiveness of the outsourcing processes

Monitoring of suspicious transactions using automated Fraud Detection & AMLA System to effectively and efficiently reduce the operational risks inherent in the Bank's businesses

The following investments to further enhance the existing fraud prevention and detection infrastructure put in place for Cards Business:

- Europay MasterCard Visa (EMV) migration of cards and terminal upgrades
- Neural Network Fraud Detection tools
- New Application Processing System

Moving Forward

To further enhance the overall operational risk management framework, ORM is currently pursuing the following initiatives:

- Enhancement and automation of KRI performance tracking
- Enhancement and automation of incident data collection and measurement
- Enhancement and automation of risk and control self-assessment process
- Enhancement of Group-wide BCP processes



Human Resource

Maybank Group Human Resource strategic initiatives are aimed at strengthening the Group's organisational capabilities to execute its business strategies

The thrust of the Maybank Group Human Resource (HR) strategic initiatives continues to be aimed at strengthening the Group's organisational capabilities to execute its business strategies.

ALIGNING BROAD-BAND JOB GRADE STRUCTURE WITH CUSTOMER-CENTRIC BUSINESS MODEL

In order to further consolidate the achievement of Maybank Group's customer-centric business model, a new broad-band **job grade structure** for executives has been implemented. The new "broader-type" structure provides the best fit between the Group organisational structure and business objectives. The new job grade structure has been designed to differentiate the key roles and responsibilities required at different levels in the organisation, i.e. Key Business Drivers & Key Capability Builders, Business/ Capability Strategy & Tactical Support, Sectoral Business/Capability Builders and Functional Specialists & Operational Support. The new broad-band job grade structure provides greater flexibility for career progression, empowers executives to take on greater challenges and responsibility for decision-making and generates mobility of talents across sectors within the Group, thus enabling executives to develop and grow in their jobs as well as to fully maximise their potential.

PLACING EMPLOYEE ENGAGEMENT AMONGST THE HIGHEST BUSINESS AGENDA

The company believes in the philosophy that a highly engaged employee will deliver high quality customer services. In this regard, the Maybank Group launched an **employee engagement** survey, as a baseline measure on key levers such as leadership and managerial effectiveness, culture and sense of purpose, orientation to work and performance, customer centricity, performance based rewards, career planning and development, effective and timely communication as well as work environment. An employee engagement index as part of the key performance indicators adopted at the Group and at the Business and Capability sectors will place employees' commitment amongst the highest business agenda at every level in the organisation.

GETTING RESULTS – A NEW APPROACH TO MANAGING EMPLOYEES' PERFORMANCE



A new **performance management system** focused on the 'What', i.e. achievement of business results, and the 'How', i.e. demonstration of Maybank Group Leadership Competencies, was implemented Group-wide. The new Balanced Scorecard approach has effectively provided a clear line-of-sight between corporate goals and employees' Key Performance Indicators. A performance planning process at the beginning of each financial year provides a clear understanding of performance expectations via a target setting challenge process at the top management level and further cascaded down to employees within each business/capability sector. The performance planning process ensures performance targets are in alignment with the strategic intent as well as keeps vertical and horizontal alignments in focus. In order to ensure sustenance of high performance, a multi-rater or a 360° feedback mechanism as a means to measure the Group's Leadership Competencies, or the 'How' as an integral part of the new performance management system, will be put in place.

LINKING REWARD TO PERFORMANCE

The overall **compensation and reward** philosophy and strategy of the Group have been continuously reviewed and redesigned to ensure a sustainable competitive edge in attracting, retaining and motivating our people. To drive business performance, various incentive plans and programs have been designed and tailored to the different business segments of the Group. Programmes implemented in the year included incentive plans for sales executives, call center executives, treasury dealers, securities dealers, investment banking frontline executives as well as a new variable bonus plan for the Group.

LAYING THE FOUNDATION FOR THE CULTIVATION AND NURTURING OF FUTURE LEADERS

In the area of **leadership development**, driven by the need to inventorise talents within the Maybank Group, "Programme Bridge" was initiated to determine the demand (quantity of mission critical positions) and supply (the quality of available talents) of leaders as a basis to select and develop future leaders of the Group to ensure continuous succession of key talents.

These initiatives have laid the foundation for the strategic leadership development of the Group. In order to sustain long-term achievement, the leadership assessment and development processes have been institutionalised as an integral component of the succession planning system to ensure that the demand for mission critical positions will be adequately supplied with high calibre resources having leadership qualities.





The transformation of HR's capability from administrative to strategic intensified with the introduction of "HR2u", an employee self service system. Supported by web technology, the self-service concept provides delivery of on-line, real-time HR Services.

IMPROVING SPEED TO COMPETENCY AND MASS SKILL UPGRADING

The Group continues to look at ways of growing the value of its intellectual capital, developing the critical skills that the business needs, managing its valuable organisational knowledge more effectively and using technology to more efficiently and effectively deliver **learning and development** programmes. E-learning programmes is to be increased through the deployment of the Learning Management System to achieve a higher speed to competency as well as to measure the effectiveness and relevancy of learning.

TRANSFORMING HR'S CAPABILITY FROM ADMINISTRATIVE TO STRATEGIC

The transformation of HR's capability from administrative to strategic intensified with the introduction of "HR2u", an **employee self service system**. "HR2u" offers various online HR services, e.g. online claims, leave application, etc. that will ultimately raise the bar on HR operational excellence. Supported by web technology, the self-service concept provides delivery of on-line, real-time HR services. Internal Service Level Agreements are installed and measured to ensure the quality of the delivery of specific HR services, e.g. talent management.



Community Relations

RM5 million was committed to various programmes that transcend ethnic, religious, gender or class boundaries as well as benefit a larger community

The Maybank Group continues to be cognizant of its commitment towards the community and supports various social projects with emphasis on education, the arts, charity, medical causes and sports. The Group engaged in various innovative programmes that promoted the improvement in the quality of life of the individual and community as well as encouraged respect, harmony, understanding and unity of the various communities. During the year in review, about RM5 million was committed to various programmes that transcend ethnic, religious, gender or class boundaries as well as benefit a larger community in the following principal areas:


AYBANK G
EXCEL



A yearly commitment of about RM1.2 million is made in the form of scholarships as well as cash incentives to recognize those who excel academically.

Education

Education remains close to the heart of the Maybank Group's community programmes. A yearly commitment of about RM1.2 million is made in the form of scholarships as well as cash incentives to recognize those who excel academically. During the year, 55 undergraduates were awarded the Maybank Scholarship Awards to enable them to pursue their education at local public universities. Yippie Club account holders and children of staff who excelled in their public school examinations were rewarded with cash incentives for their academic achievements. Other projects included the sponsorship of "Along", a children's educational television series programme aired over RTM, the annual Kem Remaja by Mayban Finance Berhad as well as contributions to the Outward Bound School and various schools to upgrade their facilities.



BALAI SENI



The Maybank Group, through its art gallery, Balai Seni, organised several significant exhibitions to provide opportunities to new and upcoming artists to gain exposure and recognition of their talents.

Arts & Culture

The Maybank Group, through its art gallery, Balai Seni, organised several significant exhibitions to provide opportunities to new and upcoming artists to gain exposure and recognition of their talents. Exhibitions at Balai Seni have also contributed towards the country's tourism efforts. The major exhibition was the participation of 107 Malaysian artists in an art exhibition entitled "Images & Voices of Independence" which was launched by Tun Dr Mahathir Mohamed, then Prime Minister of Malaysia, to commemorate last year's 46th Merdeka Celebrations. Four other exhibitions featuring works by Malaysian artists both with local and international exposure were also organised. These exhibitions drew an interesting mix of artists from various backgrounds and States and showcased the diversity of styles and art genre of the Malaysian art community. Maybank's sponsorship also promoted the social responsibility role of artists who have contributed part of their proceeds to charities, among them, to The Cancerlink Foundation and the Warrior's Day Appeal Fund. An art exhibition entitled "Feline Beauty & Grace" featuring works by two renowned Beijing artists reinforced Maybank's role as a cultural ambassador in countries where it has a presence. This art exhibition was held in conjunction with the 30th anniversary of diplomatic relations between Malaysia and the People's Republic of China.

Contributions to Charity Organisations

The Investment Banking Group contributed RM100,000 to Yayasan Budi Penyayang for its charity and welfare programmes for the less fortunate.



The Investment Banking Group, led by Aseambankers, contributed RM100,000 to Yayasan Budi Penyayang for its charity and welfare programmes for the less fortunate. This contribution extends the Group's practice of supporting non-profit organisations that assist the less fortunate to enjoy better social facilities or medical treatment. Such support also complements Maybank's own annual activities of providing donations in cash and kind to the underprivileged during the festive periods. This year, the Group also extended humanitarian assistance to victims affected by the recent earthquake in Bam, Iran via a fund raising campaign initiated by the Maybank Group. With an initial pledge of RM25,000 from the Group, this fund grew to reach over RM64,000 through the generous support of Malaysians who contributed through our branches as well as the internet banking portal of Maybank2u.com.

Medical and Health Programmes

Support for medical and health programmes receive close attention of the Maybank Group as it benefits a larger community particularly those who are unable to afford medical treatment. The Maybank Group Welfare Fund (MGWF) continued its annual programme, this time through the contribution of medical equipment to Hospital Pulau Pinang for its Cardiothoracic and Hematology Departments. To date, MGWF has contributed over RM1.6 million, especially towards medical and health causes. Contributions were also channeled to organisations that provide health care to the public, namely Tung Shin Hospital, The Thalassaemia Fund of Malaysia, the Tuanku Syed Putra Dialysis Centre and Blood Bank Foundation of Kedah.

Conservation and Environmental Protection

The Group is supporting the practice of strong ethical policies and principles on environmental protection through the Mayban Ethical Trust Fund (METF) which is the first socially responsible fund that invests in corporations that advocate such practices.





The importance that the Maybank Group places on conservation and environmental protection is reflected through the continued sponsorship of tigers and fish owls at Zoo Negara Malaysia, Zoo Melaka and Zoo Taiping as well as support to a number of cleanliness campaigns organised by local authorities. In addition, the Group is supporting the practice of strong ethical policies and principles on environmental protection through the Mayban Ethical Trust Fund (METF) which is the first socially responsible fund that invests in corporations that advocate such practices. In the area of business, the bank's credit risk policy is structured to ensure that lending to relevant sectors require adherence to environmental regulations such as environmental impact analysis studies.





The Maybank Group continued to support staff who represent state and national level sporting events by providing them opportunities for sporting as well as career excellence.

Sports

The Maybank Group continued to support staff who represent state and national level sporting events such as hockey and badminton by providing them opportunities for sporting as well as career excellence. The Group also supported various national sporting events with sponsorships of over RM1.6 million. In February 2004, Maybank sponsored the prestigious cycling tournament, Tour de Langkawi at a cost of RM1 million. Maybank2u.com also inked a one-year partnership of RM600,000 with the Badminton Association of Malaysia and was the presenter of the Thomas/Uber Cup 2004 Continental Stage Asia tournament held in Kuala Lumpur. Other sponsorships for sports events such as the Malaysian Paralympics, lawn bowling, cricket and hockey provide opportunities for aspiring young sportspersons to participate in coaching clinics and tournaments to upgrade their skills in their respective games to bring honour to the nation.


nation of colours and warmth
together under the same sun
This message is brought to you by the Maybank family
Maybank

During the year in review, Maybank had also supported a major national programme that promotes national unity and harmony via an advertising campaign targeted at reminding Malaysians of its importance. As the largest financial group, Maybank will continue to recognise its role and corporate responsibilities as well as provide support where the Group has a presence. We will continue to focus our priority to provide assistance to the less fortunate and ensure that resources expended will benefit society at large.

Maybank Group Awards


MALAYAN BANKING BERHAD




MY1000

2004

The Banker Award for "Bank of the Year" in Malaysia

Asiamoney Award for Best Bank in Cash Management in Malaysia

Euromoney Annual Islamic Finance Award – Best Provider of Islamic Financial Services in Asia

Euromoney Annual Islamic Finance Award to Aseambankers Malaysia Berhad for Best Islamic Wholesale Financial Services Provider

Silver Award under the Singapore H.E.A.L.T.H. Awards 2003 organised by the Health Promotion Board, in recognition to organisations with excellent workplace health promotion programmes

KLSE Corporate Sectoral Award in the Finance sector of the Main Board

Malaysian Business Corporate Governance Merit Award

MasterCard's Asia Pacific Market Leadership Awards: GOLD Best MasterCard Electronic Card (Maybank Money Gift Card, Singapore) PLATINUM Best Commercial Card (Maybank Business Card, Singapore)

2003

The Banker Award for "Bank of the Year" in Malaysia

Euromoney Award for Excellence – Best Islamic Retail Bank

Euromoney Award for Excellence to Aseambankers Malaysia Berhad for being "Best at Islamic Bonds"

Kuala Lumpur Stock Exchange (KLSE) Corporate Excellence Award

The Edge-Lipper Award for Mayban Balanced Trust Fund (No. 1 position in Mixed Asset Balanced Funds)

2002

Global Finance Award for Best Consumer Internet Bank in Malaysia

Global Finance Award for Best Consumer Online Securities Trading in Asia Pacific

Global Finance Award for Best Foreign Exchange Bank in Malaysia

Kuala Lumpur Stock Exchange (KLSE) Corporate Excellence Award


MALAYAN BANKING BER



Arts Supporter Award from the National Arts Council of Singapore

Best of e-Commerce Interactive Marketing Innovations – Asia Pacific ICT Awards [MSC-APICTA] 2002

2001

Best Internet Application Website@My 2001

Global Finance – Best Internet Bank in Malaysia

Euromoney Award for Excellence – Best Bank in Malaysia

The Asset Asian Awards – Best Malaysian Bank

Investor Relations Magazine Asia 2001 Awards – Best Investor Relations By A Malaysian Company

"Risk Manager of the Year" from the Malaysian Association of Risk and Insurance Management for the Mayban Assurance Berhad – UMBC Insurans Integration Team

Arts Supporter Award from the National Arts Council of Singapore

2000

Euromoney Award for Excellence – Best Domestic Bank in Malaysia

The Banker Award for "Bank of the Year" in Malaysia

Euromoney Awards for Excellence to Aseambankers Malaysia Berhad for the "Best Domestic Bond House in Malaysia" and "Best Domestic Equity House in Malaysia"

Crystal Award to Mayban Finance Berhad for Best Community Relations from the Institute of Public Relations Malaysia (IPRM)

1999

Global Finance Award for Best Domestic Bank in Malaysia

Asia Industry Award to Mayban Life Assurance – Life Insurance Company of the Year

Maybank

Group Awards


The Banker
Bank of the Year 2003
Malaysia



1998

Finance Asia Award for Best Domestic Commercial Bank

Asiamoney Award for being voted one of the Best Managed Companies in Malaysia

1997

Asian Banking Digest Award – Winner for outstanding progress in regional expansion

Asiamoney Award for the Best Managed Company in Malaysia

Asiamoney Award for the Best Bank in Currencies in Malaysia

Asiamoney Award for Malaysia's Commercial Bank of the Year

1996

Euromoney Award for Excellence – Best Domestic Bank in Malaysia for increasing profitability and a healthy return on equity

Asiamoney Award for being voted one of the Best Managed Companies in Malaysia

1995

Euromoney Award for Excellence – Best Domestic Bank in Malaysia for its impressive return on equity

Asian Institute of Management Award for "General Management"

1993

Euromoney Award for Excellence – Best Bank in Malaysia for its impressive profitability and innovation

1992

Asian Institute of Management Award for "Information Technology Management"

1991

"IT Organisation of the Year" from Association of the Computer Industry Malaysia (PIKOM)

Awards and Recognitions

September 2003

Maybank was conferred the prestigious Friend of the Arts Award by the National Arts Council of Singapore in recognition of the Bank's valuable contributions towards the promotion and organisation of arts activities in the Republic.



October 2003

Maybank was once again awarded the Silver Award under the Singapore H.E.A.L.T.H. Awards 2003 organised by the Health Promotion Board. The Award gives recognition to organisations with excellent workplace health promotion programmes.



January 2004

Maybank was named the Best Provider of Islamic Financial Services in Asia while its merchant banking unit, Aseambankers Malaysia Berhad received the award for Best Islamic Wholesale Financial Services Provider from Euromoney Magazine in its annual Islamic Finance Awards 2004.

February 2004

Maybank received the KLSE Corporate Sectoral Award 2003 in the Finance sector of the Main Board.



May 2004

Maybank Singapore received two awards in MasterCard's Asia Pacific Market Leadership Awards: GOLD-Best MasterCard Electronic Card (Maybank Money Gift Card, Singapore) and PLATINUM-Best Commercial Card (Maybank Business Card, Singapore).

June 2004

Maybank received the "Malaysian Business Corporate Governance Merit Award".



Key Corporate Events


MINDA WANG
Tetamu Terhormat
Tharman Shanmugaratnam
Maybank



July 2003

Maybank sponsored the first Malay Financial Planning conference in Singapore. Mr Tharman Shanmugaratnam, Senior Minister of State, Ministry of Education and Trade and Industry was the Guest of Honour at the conference.

Aseambankers signed an agreement to become the Principal Adviser & Lead Arranger for the RM1.3 billion Nominal Value Medium Term Notes Issuance Programme with YTL Power Generation Sdn Bhd.

Aseambankers lead arranged the RM870.0 million Al-Bai' Bithaman Ajil Fixed Rate Financing Facility for United Engineers (Malaysia) Berhad.

August 2003

Maybank signed an IT outsourcing agreement with CSC Computer Sciences Sdn Bhd and CSC Computer Services Pte Ltd (CSC Group) to leverage on the expertise and services of a global IT service provider that will enhance benefits and value to Maybank Group and its customers. The agreement with CSC Group is for a 10-year period that involves outsourcing Maybank Group IT infrastructure services in Malaysia and Singapore.



The new Mayban Securities Gallery was officially launched by Dato' Mohammed Azlan Hashim, Executive Chairman of Bursa Malaysia. The one-stop stock broking centre is located at MaybanLife Tower, Dataran Maybank in Bangsar, Kuala Lumpur which is the Head Office of Mayban Securities. It contains a public gallery with a large 33 sq metre panel digital board offering maximum visibility of the stock quotes of Bursa Malaysia, including the buying and selling prices, volume transactions and general snapshots of the day's trading activities.


Signing Ceremony
for

August 2003 (cont'd.)

Mayban Unit Trust Berhad acquired an innovative IT-based Integrated Unit Trust System (IUTS) that would provide real-time straight-through processing for MUTB's activities as well as seamless integration with the Maybank Group's systems, giving a faster turnaround time in processing a customer's investment transaction.

Maybank Cards Business Group was awarded the ISO 9001:2000 Certification for "Processing of Applications and Issuance of Credit Cards".

Maybank Group announced a 20.3% rise in net profit to RM1.996 billion for the year ended 30 June 2003 from RM1.659 billion in the corresponding period last year. Group pre-tax profit was RM2.619 billion, an 11.3% increase from the RM2.352 billion recorded last year.



September 2003

The Minister of Finance & National Economy Bahrain, His Excellency Abdulla Hassan Saif and Minister of Finance II Malaysia, Dato' Dr Jamaludin Jarjis jointly officiated the launch of Maybank Offshore Banking Unit in Manama, Bahrain.

Maybank hosted a conference on "Financial Stability in the Challenging Global Environment", held in conjunction with the 44th Board of Directors meeting and 22nd Annual General meeting of the Asian Pacific Bankers Club (APBC) in Kuala Lumpur. The conference was launched by the Governor of Bank Negara Malaysia, Tan Sri Dato' Sri Dr Zeti Akhtar Aziz. Maybank is the only Malaysian bank in APBC. The Club was formed in 1980 to promote cooperation and cultivate friendship among member banks located in the Asian Pacific region.


TAHUNAN
Sabtu, 11 Oktober 2003

October 2003

Maybank held its 43rd Annual General Meeting of shareholders at Sheraton Imperial Hotel, Kuala Lumpur.

Mayban Securities acted as Joint Lead Manager for the Domestic Institutional offering of ASTRO All Asia Networks Plc (ASTRO). ASTRO is among the 15 largest stocks on Bursa Malaysia, and has been included in the MSCI and FTSE All-World indices.

Key Corporate Events


Maybank
CENTRAL SINGAPORE
forward

November 2003

Maybank Singapore became the first QFB Bank to make an entry in the high density, mature housing estate of Ang Mo Kio. To celebrate the official opening of this branch, Maybank partnered the Central Singapore Community Development Council, Yio Chu Kang Zone 4 Resident's Committee to organise a community Project Central Singapore Pay It Forward (PIF) 2003. PIF is about an individual doing another a favour without expecting anything in return.

Maybank Group announced a net profit of RM501.2 million for the quarter ended September 2003, a 31.5% increase against the RM381.1 million registered in the previous corresponding quarter ended September 2002.

December 2003

Maybank Singapore launched its newly renovated Holland Village Branch on the second anniversary of its QFB status.

March 2004

Maybank further extended its footprint to the densely populated Singapore heartland with our Marine Parade Branch.


Signet
Maybank
Signing Ceremony for

April 2004

Maybank signed an agreement with Signet Share Registration Services Sdn Bhd for the provision of e-Dividend services via its cash management portal, Maybank2e.net. Under the agreement, Maybank would, among others, take over the the processing and issuing of dividend payment for selected companies in which Signet acts as registrar. Signet is one of the largest share registrars in the country and acts for over 200 public listed companies.

Maybank conducted a series of seminars on Integrated Risk Management and the implementation of Basel II in Hanoi and Ho Chi Minh City, Vietnam. About 60 officials from the State Bank of Vietnam as well as various other State-owned and private Vietnamese banks attended the seminars.



April 2004 (cont'd.)

Aseambankers successfully completed the corporate advisory exercise in relation to the acquisition of BBMB Securities Sdn Bhd and the ECM Libra Group, by ECM Libra Berhad (formerly known as South Peninsular Industries Berhad) for an aggregate purchase consideration of RM522.29 million.

May 2004

In conjunction with the Malaysia-China Friendship Year to commemorate the 30th anniversary of the establishment of diplomatic ties between China and Malaysia, Maybank organised and sponsored a seminar on Investment Opportunities in China. The seminar, held at Menara Maybank, Kuala Lumpur was attended by senior management of over 70 Malaysian corporations.

The Chairman of Maybank, Tan Sri Mohamed Basir bin Ahmad was conferred an Honorary Doctorate Degree in Commercial Sciences from Oklahoma State University, in recognition of his outstanding contributions to the banking industry of Malaysia and support of community services.


Maybank
Mesiniaga

June 2004

Maybank signed an agreement with IBM Malaysia for the implementation of the Group's Branch Sales & Service System (BSS) to facilitate and enhance its customer relationship management. As the systems integrator, IBM would provide an integrated platform solution to incorporate the Customer Relationship Management, Wealth Management and Point-of-Sales for the Insurance Fulfillment Module of the BSS System.

Mayban General Assurance was appointed by the Ministry of Human Resource as one of the authorised insurers to underwrite the Foreign Workers Compensation scheme.

Innovative Products and Services

August 2003

Mayban Securities became one of the first brokers in Malaysia to introduce a new product called T+10 margin financing that allows up to 10 days contra settlement. This product offers the longest settlement period to clients in the Malaysian market.

Mayban Unit Trust Berhad launched the Mayban 1st Capital Guarantee Trust Fund (M1CGTF). M1CGTF is a closed-end unit trust fund that guarantees the investment capital as well as offers capital returns to investors upon maturity. It has an approved fund size of RM150 million or 300 million units at 50 sen each.

September 2003

Mayban Takaful launched a new product called Motor Takaful.


PERKESO
Maybank
Signing Ceremony
SOCSO Payment
via


Kumpulan
Maybank
JPA
It's time
to get
online
Majlis Pelancaran Bayaran Balik Pinjaman &

October 2003

Maybank introduced a new payment system for corporations which offers them a convenient way of making their SOCSO contributions via Maybank's enterprise financial portal, Maybank2e.net. Maybank's collaboration with Pertubuhan Keselamatan Sosial (Social Security Organisation or SOCSO) is to provide an alternative payment channel to corporations for their SOCSO contributions as well as to support SOCSO's initiatives in promoting the usage of internet technology to increase productivity and efficiency.

Maybank2u.com expanded its online bill payment service to include payee corporations from Sarawak State Government agencies and private organisations.

Maybank, in collaboration with Public Services Department (PSD), introduced the online repayment of study loan via Maybank2u.com. Students with loans from PSD can now make their repayments conveniently via the internet using Maybank2u.com, in addition to the other existing channels.



October 2003 (cont'd.)

Maybank Group and TM Net Sdn Bhd introduced the tmnet prepaid online service via Maybank2u.com and Kawanku ATMs. The service allows customers to purchase tmnet prepaid reloads and to top-up their internet access time via Maybank2u.com and Kawanku ATMs nationwide.

Maybank Singapore introduced the first Business Debit Card in Asia Pacific. The Maybank Business Debit Card, bearing MasterCard's logo, is targeted at small business start-ups in the republic. Enterprising new entrepreneurs with no track records will now be able to own a Gold card for their business travel and entertainment needs. Those who qualify can also apply for credit facilities for their working capital to jump-start their business venture.


Touch
'n GO

November 2003

Maybank Singapore introduced the Touch 'n Go Card Reload service at its ATMs in the republic to facilitate the convenience of more than 55,000 vehicle owners who commute via the Johor Bahru causeway and Second Link daily.

December 2003

Maybank launched the Maybank American Express Credit Card, offering the combined strength, convenience and rewards from two leading and highly reputable institutions. With the Maybank American Express Credit Card, card members can obtain access to American Express' exclusive "Membership Privileges" program as well as an array of distinctive value-added travel benefits.

Maybank Group launched Premier Education Plan, a participating endowment savings plan that covers all the basic needs for education purposes.

Innovative Products and Services


Maybankard
MasterCard

January 2004

Maybank became the first bank to issue a multi-purpose electronic Prepaid Card in Singapore, the Maybank Money Gift card.



February 2004

Maybank became the first bank in Malaysia to introduce an Autocredit Dividend Payment facility to shareholders via its enterprise cash management portal, Maybank2e.net. Companies with a shareholding structure that require dividend payment distributions to shareholders as well as registrars managing dividend payments could now benefit from e-Dividend, the new web-based dividend payment service offered on Maybank2e.net.

Mayban Unit Trust Berhad launched the Premier Capital Guarantee 3 (PCG3) Fund, a specially designed closed-end investment plan that offered a minimum guaranteed return of 15.92% at the end of its 5-year tenure period. The Fund size was RM300 million.

March 2004

Mayban Unit Trust Berhad launched a new equity-based fund, Mayban SmallCap Trust Fund (MSCTF) with an approved fund size of 200 million units or RM100 million.

April 2004

Mayban Unit Trust Berhad launched its first Islamic bond fund, Mayban Dana Arif (MDA), with an approved size of 400 million units or a value of RM200 million. The Fund invests in a diversified portfolio of Islamic debt securities permissible under the Syariah principles.


Leave nothing to chance.
Leave nothing to chance
03-2718 5556

May 2004

Mayban Unit Trust Berhad launched Premier Capital Guarantee 5 Fund (PCG5), which offered investors full return on initial capital investment plus a minimum guaranteed return of 3% per annum upon maturity. PCG5 is a closed-end fund with a size of RM200 million.

Maybank became the first Malaysian bank to introduce a new enhanced online security feature known as Transaction Authorisation Code (TAC) for customers performing online banking transactions at Maybank2u.com. TAC is a unique 6-digit code that would be compulsory for specific online transactions at Maybank2u.com in addition to the customer's username and password.

Maybank launched an enhanced housing loan package in Brunei, called MaxiHome Plus. The enhancements comprise two new facilities – the re-mortgage and redraw facilities plus other additional benefits namely processing fee waiver and legal fee subsidy.

Rewarding Our Customers

July 2003

Maybank launched a new rewards programme for its Visa cardholders in Brunei. Under the new reward programme, cardholders will collect MayDollar reward points for any purchases charged to their Maybank Visa Card. They will also enjoy free personal accident coverage or life insurance coverage among many other benefits.



August 2003

Winners of Maybank2u.com Paybills "Be Where You Want To Be" contest and Premier Mudharabah Account (PMA) "Win A Holiday" contest received their prizes in the form of travel vouchers worth a total of RM100,000.



October 2003

Five Maybank Mastercard cardholders were rewarded with a Peugeot 307 each for winning the Maybank Credit Card "Five Reasons Why You Should Apply for a Maybank Mastercard" contest. The contest offered prizes worth a total of over RM800,000. The contest held from 12 May to 19 August 2003 also included a total of 216 daily prizes of a Gold Bullion Coin each worth RM1,000.

May 2004


PRIZE PRESENTATION CEREMONY

A total of RM375,000 worth of prizes were presented to winners of the Maybank American Express Credit Card "You've Earned It" contest at a ceremony held in Kuala Lumpur. The prizes included an all-expense paid holiday to New Zealand, a spa package at Banyan Tree, Maldives and a beach getaway to Ibiza as well as state-of-the-art high tech gadgets from Sony.

June 2004



Three lucky Maybank Mastercard card members were presented with their prizes in the form of an all expense 3 day/2 night return trip to Portugal as well as RM10,000 credited into their Maybank Mastercard accounts. The Maybank Mastercard UEFA 2004 contest offered these winners a chance to attend the Grand Opening match of UEFA Euro 2004 held in Portugal.

Rewarding Our Employees


EMIC

August 2003

The Maybank Group awarded cash incentives worth a total of RM102,000 to 189 children of staff who obtained excellent academic results in their 2002 public examinations.

September 2003

Staff who had served the bank for 20, 30 and 40 years were presented with Long Service Awards by Maybank as an appreciation for their dedication and loyalty.

October 2003

Maybank presented 10-Year Long Service Awards to staff at a special ceremony held in Kuala Lumpur.

Reaching out to the Community



July 2003

Maybank sponsored and hosted an art exhibition by Malaysian artist Din Omar, featuring still life paintings that depicted aspects of Malaysian ceremonies, entitled "Dokumentasi Budaya III".



August 2003

Dato' Seri Dr Mahathir Mohamad, Prime Minister of Malaysia launched a unique art exhibition which Maybank organised and sponsored in conjunction with the National Day celebration, entitled "Images & Voices of Independence". A total of 107 artists displayed artworks depicting their interpretation of independence. Each painting was accompanied by a poem that described the painting and its relation to independence.

In conjunction with the National Day, Maybank Group donated RM200,000 to the Warriors' Day Appeal Fund (Tabung Rayuan Hari Pahlawan) to provide assistance to ex-army personnel as well as their widows and children.

Reaching out to the Community


SMI Recognition Award Series 2003
RM50,000.00

September 2003

Maybank was the Gold Sponsor for the SMI Recognition Award Series 2003 organised by the SMI Association of Malaysia. This Recognition Award aims to provide recognition to SMIs which have achieved excellence in their industries and contributed to the economic growth of the country.

Maybank sponsored an art exhibition of watercolour paintings entitled "Beautiful Malaysia" by 24 Malaysian artists from the Contemporary Malaysian Watercolourists Association (CMWA).


RM100,000.00

Aseambankers contributed RM100,000 to Yayasan Budi Penyayang in conjunction with its 30th anniversary celebration. The Chairperson of Yayasan Budi Penyayang, Datin Paduka Seri Endon Mahmood received the contribution at a ceremony held at Menara Maybank, Kuala Lumpur.



October 2003

In conjunction with the Deepavali celebration, Maybank Group contributed RM30,000 in cash and kind to three underprivileged homes – Rumah Karunai Illam (Kepong, Selangor), Rumah Anbu Illam (Ulu Kelang, Selangor) and Rumah Siva Sakthi Samaj (Bukit Beruntung, Selangor).

A total of 55 students pursuing their undergraduate studies at local universities were presented with the Maybank Scholarship Awards worth over RM300,000. The scholarship award is part of Maybank's annual commitment of over RM1.2 million in the form of scholarships and cash incentives for academic excellence.



December 2003

Balai Seni Maybank hosted an art exhibition of 36 abstract artworks by Soh Boon Kiong, a Malaysian artist resident in Japan. Entitled "Poetic Meditation", part of the proceeds from the sales was contributed to the Cancerlink Foundation.



January 2004

Maybank sponsored RM1 million towards the Malaysia Tour de Langkawi world cycling event.

Maybank and Mayban Finance continued its sponsorship of tigers and fish owls at Zoo Negara, Zoo Taiping and Zoo Melaka at a total cost of RM52,500 as part of the efforts in supporting conservation of wildlife in the country.



February 2004

His Excellency Hu Zhengyue, Ambassador Extraordinary and Plenipotentiary of the People's Republic of China to Malaysia officially launched an art exhibition, "Feline Beauty & Grace" at Balai Seni Maybank, Kuala Lumpur. The exhibition featured more than 100 paintings by two renowned Beijing artists An Yunji and Sun Yipeng and was held in conjunction with Malaysia-China Friendship Year to commemorate the 30th anniversary of diplomatic relations between the two countries.

Reaching out to the Community





February 2004 (cont'd.)

Maybank2u.com became the Title Sponsor of the Thomas/Uber Cup 2004 Continental Stage Asia. In addition, Maybank2u.com also inked a one-year sponsorship of the national badminton team under the Badminton Association of Malaysia (BAM).

Maybank Group contributed RM21,800 in cash and kind to residents of Selangor King George V Silver Jubilee Home, Kuala Lumpur in conjunction with the Chinese New Year celebration.

March 2004

Maybank Group presented a cheque of RM64,666.49 in aid of victims of the earthquake that hit Bam, Iran in December 2003. The amount was collected from staff and customers through a fund raising campaign which the Group initiated immediately after the disaster. It was handed over by the Chairman of Maybank to His Excellency Mohammad Ghasem Mohebali, Ambassador of The Islamic Republic of Iran to Malaysia. Of this amount, RM25,000 was donated by Maybank from the funds allocated for Hari Raya contribution.

Maybank was one of the sponsors for the production of 39 episodes of a children's educational programme, "Along" aired over RTM at a cost of RM270,000. The programme, coordinated by Permodalan Nasional Berhad (PNB), aims to inculcate an interest in Mathematics and English. Maybank had also been a sponsor of this programme from 1995 to 1998.





April 2004

Balai Seni Maybank hosted an art exhibition entitled "Anugerah & Seni: 3 Generations of Johor Artists" by 25 Johor-born artists. Yang Amat Mulia Raja Zarith Sofiah binti Almarhum Sultan Idris Shah, consort of DYAM Tunku Mahkota Johor officially launched the exhibition.


MAJLIS PENYERAHAN PERALATAN PERUBATAN
TABUNG KEBAJIKAN KUMPULAN MAYBANK
Hospital Pulau Pinang
HOSPITAL PULAU PINANG
RM46,900.00
(Peralatan Perubatan)

June 2004

The Maybank Group, through its Maybank Group Welfare Fund (MGWF) donated medical equipment worth RM46,900 to Hospital Pulau Pinang as part of the Fund's annual contribution in support of medical causes. Approximately RM1.6 million has been contributed by MGWF since its establishment in 1990.


SAVINGS PLAN



anagement's Discussion &

Financial

The investment securities portfolio of the Group rose by RM3,572 million or 14.2%. Nearly three-quarters of the increase came from bankers' acceptances and Islamic accepted bills.

ANALYSIS OF SIGNIFICANT BALANCE SHEET DEVELOPMENTS

Assets

For the financial year under review, outstanding assets at the Group and Bank levels rose by 11.5% or RM18.55 billion and 12.5% or RM15.9 billion respectively. In the previous financial year, the corresponding growth rates were 6.8% and 8.5% respectively. Almost 90% of the Group's growth in assets emanated from the expansion of net loans and advances, cash and short-term funds as well as higher holdings of investment securities. As a result, the proportion of interest-generating assets to total assets was maintained at around 94%.

Cash and Short-Term Funds

For both the Bank and Group, there was significant growth in cash and short-term funds of RM6.4 billion or 38.3% and RM5.8 billion or 42.6% respectively. These increases reflect routine balance sheet management activities.





Deposits and Placements with Financial Institutions

Deposits and placements with Financial Institutions for the Group rose by RM1,034 million or 18.3%. This was mainly in respect of increased placements with Bank Negara Malaysia amidst an environment of rising surplus liquidity in the banking system. The Group remained a net lender in the inter-bank market.

Dealing Securities

Holdings of dealing securities at the Group level were reduced by RM477 million or 61.4%. This was across most instruments.

Investment Securities

The investment securities portfolio of the Group rose by RM3,572 million or 14.2%. Nearly three-quarters of the increase came from bankers' acceptances and Islamic accepted bills.

Loans and Advances

The Group's net loans and advances rose by 6.4% while for the Bank, a higher increase of 8.2% was registered. On a gross basis after adjusting for loans written off and those converted to investment securities, the Group and Bank's gross loans growth would have been a higher 7.0% and 8.6% respectively. The Group's overall domestic loans market share was sustained at almost 21%.

About two-thirds of the Bank's growth in gross loans emanated from its domestic operations. Given the strong business franchise and the on-going focus on retail financing, growth for this segment doubled to 15.1% from 7.5% in the previous financial year.

At the Group level, loans granted for the purchase of residential properties accelerated to record an increase of 12.6% from 9.6% the year before. For hire purchase and block discounting receivables, the Group achieved a growth of 10.1%. For card receivables, a growth of 10% was also recorded.

In line with the domestic Government's efforts to increase the contribution of SMEs (small and medium-sizes enterprises) to the economy, the Bank continued with its emphasis of lending to this key segment. A higher 15.1% or RM2.4 billion growth was achieved in the financial year ended June 2004.

For the corporates, the process of disintermediation to the capital markets continued. Together with some chunky repayments, outstanding loans to the domestic large enterprises therefore contracted by 4.7%.

In Singapore, the Bank's gross loans expanded by 16% in SGD terms. In line with the focus on retail lending, the major portion or 57.4% of the overall loan growth came from this segment.

Growth in the Group's Islamic financing continued strongly into the year with an expansion of 25.9% or RM3.175 billion (+38.8% from the previous year). The high growth reflects the Group's on-going commitment to support the further development of the Islamic banking sector. The Group's Islamic financing (including financing sold to Cagamas) now accounts for a higher 13.4% of the overall gross loans from 11.3% in June 2003. About 46% of the Group's overall Islamic financing was for mortgage lending. The Group continued to command a dominant market share of 29.3%.

Non-Performing Loans (NPLs)

Gross NPLs of the Group fell by RM763 million or 5.9% to RM12.274 billion. The gross NPL ratio was reduced to 10.3% from 11.5% in June 2003. Net NPL ratio went down further to 6.0% from 6.2% in June 2003 and 7.2% in June 2002. The banking system's net NPL ratio was 8.4% in June 2004. The Group's provision reserve cover before taking into consideration collateral, remained at a healthy 74.4%. This remained much higher than the rest of the banking institutions' average of 48.7%.

Life, General Takaful and Family Takaful Fund Assets

This component of the balance sheet went up by 48.6% or RM857 million to RM2.62 billion. The significant growth was a consequence of the substantial sales of investment-linked products, which is a key 'wealth management product' specially packaged by the Group to meet customer needs.

Total Liabilities

Outstanding liabilities of the Group went up by 11.8% or RM17.4 billion and for the Bank, by 13.0% or RM15.1 billion. For the Group, nearly 80% of the overall increase in liabilities came from customer deposits with another 9.2% coming from obligations on securities sold under repurchase agreements.

Deposits from Customers

The Group's customer deposits grew by RM13.8 billion or 12.6% while for the Bank, it went up by RM10.0 billion or 11.6%. The strong growth was attributable to the Group's extensive physical reach, comprehensive electronic channels, wide-range of services and product features as well as strong branding. As a result, the Group managed to again achieve a high 21.2% growth for Demand Deposits. For Savings Deposits, the Group had a 10.6% growth, higher than the previous financial year's growth of 7.9%.

The Group's overall deposit funding mix continued to improve. For the domestic operations, growth for the 'lower-cost' Savings and Demand deposits accounted for nearly 88% of the increase in traditional deposits. Fixed deposits now constitute only 54.9% of the Group's domestic traditional deposits from 57.9% in June 2003. In contrast, the ratio for the banking system was a much higher 66.6%. As in the past, this strategy to reduce funding away from the higher-cost Fixed deposits is necessary to ensure that the Group continues to have a competitive advantage in pricing. The Group's market share of domestic Savings deposits was 33.8% while for Demand deposits, the market share was 30%.

Deposits and Placements of Financial Institutions

For the Bank, this item grew by RM1.381 billion or 10.8% and was part of routine asset-liability management activities.

Obligations on Securities Sold under Repurchase Agreements (Repos)

For the Group and Bank, outstanding repos had increased by RM1.601 billion or 29.7% and RM1.270 billion or 25.1% respectively. This relatively high growth is testimony to the Group's ability to source funds at competitive rates. For the Bank, the market share of repos outstanding was maintained at almost 18%.

Recourse Obligations on Loans Sold to Cagamas

For the Group, this item saw a decline of RM130 million while for the Bank, it recorded an increase of RM422 million or 18.4%. These movements were part of the Group's routine match-funding strategy.

Commitments and Contingencies

This off-balance sheet item rose by 17.6% or RM13.8 billion for the Group. However, in terms of credit equivalent, the increase was only RM1.375 billion or 10.7%. More than two-thirds of the growth in notional amount of credit-equivalent was from short-term self-liquidating trade contingencies and irrevocable commitment to extend credit with maturity exceeding one year.



ANALYSIS OF THE PROFIT AND LOSS STATEMENT

Net Interest Income

Net interest income of the Group recovered to increase by 5.2% or RM204.6 million in contrast to the 1% decline in the previous year. At the Bank level, an almost similar growth of 5.1% was recorded. In both cases, the growth variances reflect the expansion in the volume of average interest-earning assets and partially offset by the reduction in net interest margins earned.

Pressure on interest margins continued into the year. In addition to the full-year's adverse impact of the 40 basis points reduction in the base lending rates for both the Bank's domestic operations and Mayban Finance Bhd in May 2003, competitive pricing especially for retail loans was also a prominent factor.

At the Group level, net interest margin for interest-earning assets declined by 3 basis points to 2.93%. In the previous year, the Group's net interest margin had declined by 19 basis points. For the Bank, the decrease in net interest margin had also tapered off to 6 basis points compared with the larger reduction of 10 basis points in the previous year. In contrast, the net interest margin of Mayban Finance Bhd had improved by 14 basis points. The strong focus placed on collections and preventive measures had resulted in a reduction of the finance subsidiary's NPLs.

For the Bank, measures pursued to mitigate the pressure on margins had also yielded positive results. On-going recovery and remedial management efforts for business loans, a better coordinated and centralised collection and preventive measures undertaken for retail loans as well as a general reduction in new NPLs meant that the Bank was able to reduce the net interest suspended by RM62.3 million or 14.6%. In addition, the active management of the Bank's Treasury fund-based activities had also resulted in higher net interest income earned. The much higher growth recorded for the 'lower-cost' Savings and Demand deposits as well as the move to recycle costlier excess Fixed deposits to unit trusts and other wealth management products meant that savings in funding cost was achieved. Finally, the Bank was also more discerning in pricing new loans, especially for the large enterprises.

Islamic Banking

Net income from the Group's Islamic Banking operations improved by RM138.9 million or 36.3%. At the Bank level, a RM144.4 million or 32.7% increase was recorded. In both cases, the variances closely reflect both the Group and Bank's growth in Islamic Banking assets. The substantial net income growth is after setting aside RM101.6 million provision for Profit Equalisation Reserve (PER) for the Group. As required, banking institutions have to set aside the excess in distributable income over that paid to depositors as Profit Equalisation Reserve. For the Bank, the provision for PER made was RM91.9 million.

Non-Interest Income

As articulated in the past, expansion of the Group's selected non-interest income was an on-going strategy to diversify revenue streams. Overall non-interest income for the Group grew by RM230.7 million or 14.7%. This strong achievement was despite the unexpected turn in the long-term interest yield curve, which necessitated the Group to incur a loss on disposal of some dealing securities. Transactional fee income including profits from foreign exchange and net insurance premiums collectively grew by a substantial 25.5%. Notable increases were recorded for Commissions (+RM80.8 million or 24.9%), Service Charges and Fees (+RM84.9 million or 24.9%), Share brokerage (+RM42.6 million or 165.8%) and Foreign Exchange (+RM116.4 million or 67.2%). These achievements were mainly the result of the on-going emphasis and resources committed to further enhance the Group's strong payment services infrastructure, comprehensive trade-related services, investment and funds management as well as bancasurrance.

At the Bank level, non-interest income (excluding dividend income received from Subsidiaries and provision for diminution in value of investment in Subsidiaries) improved by 25.7% or RM284.3 million.

The Group's fee income ratio improved to 28.8% from 26.9% the previous year. Excluding dividends received from Subsidiaries, the Bank's fee income ratio was a higher 30.3% from 27.1% in the previous year.

Overhead Expenses

The Group's overheads went up by 10.9% or RM255.2 million compared with the rise of 7.1% in the previous year. For the Bank, a higher increase of 14.9% or RM257.5 million was registered. In comparison, revenue (defined as net interest income, non-interest income and income from Islamic Banking Scheme operations but excluding dividends received from Subsidiaries) of the Bank rose by 12.1% or RM511.3 million.

The higher growth of 14.9% in overhead costs for the Bank was mainly due to a much higher cost of business acquisitions, marketing/advertising/promotional expenses as well as further investments made for the future such as staff training/development and technology.

For the Group, the cost-to-income ratio went up slightly to 40.2% from 39.9% in the previous year.

Loan and Financing Loss and Provisions

Loan loss and provisions of the Group fell by 45.7% or RM416.4 million while for the Bank, it declined by 44.9% or RM356.8 million. In both cases, the decline was mainly due to lower specific provision charged as well as higher bad debts recovered. For the Group and Bank, specific provision charged was reduced by 27% or RM251 million and 23.2% or RM174.3 million respectively. In the case of bad debts recovered, the increase for the Group and Bank was 64.9% or RM139.7 million and 149.2% or RM140.4 million respectively.

For the Group, specific provision charged, net of bad debts recovered, amounted to only 5.6% of revenue compared with 12.3% in the previous year.

As at June 2004, the Group's outstanding general provision constituted 3.20% of net loans and advances compared with the statutory requirement of 1.5%.

Taxation

The effective tax rate of the Group normalised to 26.5% from 21.5% in the previous year. As disclosed in last year's Report, there was a significant reversal of RM187.2 million in respect of over-provision in prior years.

Statement of Directors' Responsibility in respect of the Audited Financial Statements

The directors are required by the Companies Act, 1965 and the Bursa Malaysia's Listing Requirements to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group and the Bank at the end of the financial year and of their results and cash flows for the financial year then ended.

In preparing the financial statements, the directors have:

- considered the applicable approved accounting standards in Malaysia
- adopted and consistently applied appropriate accounting policies
- made judgements and estimates that are prudent and reasonable

The directors have the responsibility for ensuring that the Group and the Bank keep accounting records which disclose with reasonable accuracy the financial position of the Group and the Bank which will enable them to ensure that the financial statements comply with the Companies Act, 1965 and the Bursa Malaysia's Listing Requirements.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and the Bank and to prevent and detect fraud and other irregularities.

Financial Statements





The directors have pleasure in presenting their report together with the audited financial statements of the Group and of the Bank for the financial year ended 30 June 2004.

PRINCIPAL ACTIVITIES

The Bank is principally engaged in the business of banking in all its aspects which also include Islamic Banking Scheme operations.

The subsidiaries are principally engaged in the businesses of a finance company, merchant bank, general and life insurance (including takaful insurance), stock broking, discount house, leasing and factoring, trustee and nominee services, unit trust management, asset management and venture capital.

There were no significant changes in these activities during the financial year, except for certain subsidiaries as disclosed in Note 12 to the financial statements.

FINANCIAL RESULTS

	Group	Bank
	RM'000	RM'000
Profit after taxation and zakat	2,470,087	2,092,071
Minority interests	(45,576)	—
Net profit for the year	2,424,511	2,092,071

There were no material transfers to or from reserves or provisions during the financial year other than as disclosed in the statements of changes in equity.

In the opinion of the directors, the results of the operations of the Group and of the Bank during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature.



DIVIDENDS

The amount of dividends paid by the Bank since 30 June 2003 were as follows:

	RM'000
In respect of the financial year ended 30 June 2003 as reported in the directors' report of that year:	
Final dividend of 17% less 28% taxation, on 3,600,171,921 ordinary shares approved during the Annual General Meeting on 11 October 2003 and paid on 30 October 2003 (including dividend amounted to RM1,310,549 paid on shares issued on the exercise of options under ESOS and bonus entitlement for shares issued pursuant to the exercise of options under the ESOS)	440,661
In respect of the financial year ended 30 June 2004:	
Interim dividend of 10% less 28% taxation, on 3,600,171,921 ordinary shares, declared on 20 February 2004 and paid on 29 March 2004	259,212
Special dividend of 25% less 28% taxation, on 3,600,171,921 ordinary shares, declared on 20 February 2004 and paid on 29 March 2004	648,031
	907,243

At the forthcoming Annual General Meeting, a final dividend in respect of the financial year ended 30 June 2004 of 25% less 28% taxation on 3,600,171,921 ordinary shares, amounting to a dividend payable of RM648,030,946 (18.0 sen net per ordinary share) will be proposed for shareholders' approval. The financial statements for the current financial year do not reflect this proposed dividend. Such dividend, if approved by the shareholders, will be accounted for in equity as an appropriation of retained profits in the next financial year ending 30 June 2005.

MAYBANK GROUP EMPLOYEE SHARE OPTION SCHEME (ESOS)

The Board of Directors recommended a Proposed ESOS on 1 August 2003 after the expiry of the previous ESOS on 22 June 2003. The Proposed ESOS were approved by the Securities Commission (SC) and Bank Negara Malaysia vide their letters dated 17 November 2003 and 19 January 2004 respectively. The Bank later obtained the SC's approval vide its letter dated 17 May 2004 for an extension of time until 31 December 2004 to implement the Proposed ESOS.

The Bank has subsequently on 27 May 2004 proposed to revise, inter-alia, certain terms of the Proposed ESOS to incorporate recent changes to the SC's Policies and Guidelines on Issue/Offer of Securities and the Listing Requirements of Bursa Malaysia Securities Berhad. The revised Proposed ESOS (after incorporating the proposed changes) has been approved by the shareholders subsequent to the financial year end in an Extraordinary General Meeting on 11 August 2004.

Please refer to Note 22 to the financial statements for further details.

SHARE CAPITAL

During the financial year, the Bank increased its issued and fully paid up ordinary share capital from RM3,589,464,821 to RM3,600,171,921 as a result of:

i) the issuance of 9,596,000 new ordinary shares of RM1 each to eligible persons who exercised their options under the previous Maybank Group Employee Share Option Scheme (ESOS); and

ii) a bonus issue of 1,111,100 new ordinary shares for every two (2) existing ordinary shares of RM1 each held, being bonus entitlement for shares issued pursuant to the exercise of options under the previous ESOS.

Subsequent to the financial year end on 11 August 2004, the shareholders have approved the resolution for the increase in the authorised ordinary share capital of the Bank from RM4,000,000,000 to RM10,000,000,000 by the creation of an additional 6,000,000,000 new ordinary shares of RM1 each.

DIRECTORS

The directors who served since the date of the last report are:

Tan Sri Mohamed Basir bin Ahmad *(Chairman)*
Dato' Richard Ho Ung Hun
Datuk Amirsham A Aziz
Dato' Mohammed Hussein
Hooi Lai Hoong
Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali
Mohammad bin Abdullah
Haji Mohd Hashir bin Haji Abdullah
Teh Soon Poh
Datuk Abdul Rahman bin Mohd Ramli
Datuk Megat Zaharuddin bin Megat Mohd Nor *(appointed on 19 July 2004)*
Dato' Mohd Hilmey bin Mohd Taib *(resigned on 12 October 2003)*

DIRECTORS' BENEFITS

Neither at the end of the financial year, nor at any time during that year, did there subsist any arrangement to which the Bank or its subsidiary company was a party, whereby the directors might acquire benefits by means of acquisition of shares in or debentures of the Bank or any other body corporate, other than as may arise from the share options granted pursuant to the previous ESOS.

DIRECTORS' BENEFITS (CONT'D.)

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by the directors, or the fixed salary of a full time employee of the Bank or the professional fees paid to a related party as disclosed in Notes 31 and 33 to the financial statements) by reason of a contract made by the Bank or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

DIRECTORS' INTERESTS

According to the register of directors' shareholdings, the interests of directors in office at the end of the financial year in shares of the Bank during the financial year were as follows:

	Number of Ordinary Shares of RM1 Each			
	1 July 2003	Bought	Sold	30 June 2004
Tan Sri Mohamed Basir bin Ahmad	18,000	—	—	18,000
Datuk Amirsham A Aziz	261,000	—	—	261,000
Dato' Mohammed Hussein	103,400	—	—	103,400
Teh Soon Poh	5,247	—	—	5,247
Hooi Lai Hoong	181,400	—	—	181,400

None of the other directors in office at the end of the financial year had any interest in shares in the Bank or its related corporations during the financial year.

RATING BY EXTERNAL RATING AGENCIES

Details of the Bank's ratings are as follows:

Rating Agency	Date	Rating Classification	Rating Received
Moody's Investors Service	26 April 2004	– Long-term deposits	Baa 1
		– Short-term deposits	P-2
		– Subordinated long-term debts	Baa 1
		– Financial strength rating	C
		– Outlook	Stable

RATING BY EXTERNAL RATING AGENCIES (CONT'D.)

Rating Agency	Date	Rating Classification	Rating Received
Standard & Poor's	31 October 2003	– Long-term counterparty	BBB+
		– Short-term counterparty	A-2
		– Subordinated notes	BBB-
		– Outlook	Stable
Rating Agency Malaysia Berhad	20 August 2003	– Long-term	AAA
		– Short-term	P1
		– Subordinated bonds	AA1 (Long Term)
Fitch Ratings	19 April 2004	– Long-term	BBB+
		– Outlook	Positive

BUSINESS OUTLOOK

Barring unforeseen circumstances, the Group remains well positioned to capitalise on the strong economy and to further expand its business activities.

OTHER STATUTORY INFORMATION

(a) Before the balance sheets and income statements of the Group and of the Bank were made out, the directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of provision for doubtful debts and satisfied themselves that all known bad debts had been written off and that adequate provision had been made for doubtful debts; and

(ii) to ensure that any current assets which were unlikely to realise their values as shown in the accounting records in the ordinary course of business had been written down to an amount which they might be expected so to realise.

(b) At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or financial statements of the Group and of the Bank which would render:

(i) the amount written off for bad debts or the amount of the provision for doubtful debts in the financial statements of the Group and the Bank inadequate to any substantial extent; and

(ii) the values attributed to current assets in the financial statements of the Group and of the Bank misleading.

(c) At the date of this report, the directors are not aware of any circumstances which have arisen which would render adherence to the existing method of valuation of assets or liabilities of the Group and of the Bank misleading or inappropriate.

OTHER STATUTORY INFORMATION (CONT'D.)

(d) At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements of the Group and of the Bank which would render any amount stated in the financial statements misleading.

(e) As at the date of this report, there does not exist:

(i) any charge on the assets of the Group and of the Bank which has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability of the Group or of the Bank which has arisen since the end of the financial year other than those arising in the normal course of business of the Group and of the Bank.

(f) In the opinion of the directors:

(i) no contingent liability or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which will or may affect the ability of the Group and of the Bank to meet their obligations as and when they fall due; and

(ii) no items or transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Bank for the financial year in which this report is made.

SIGNIFICANT EVENTS

The significant events during the financial year are as disclosed in Note 46 to the financial statements.

SUBSEQUENT EVENTS

The subsequent events are as disclosed in Note 47 to the financial statements.

AUDITORS

The auditors, Ernst & Young, have expressed their willingness to continue in office.

Signed on behalf of the Board in accordance with a resolution of the directors

Mohamed Basir bin Ahmad

Amirsham A Aziz

Kuala Lumpur, Malaysia
30 August 2004





Statement By Directors pursuant to Section 169(15) of The Companies Act, 1965

We, **Mohamed Basir bin Ahmad** and **Amirsham A Aziz**, being two of the directors of **Malayan Banking Berhad**, do hereby state that, in the opinion of the directors, the accompanying financial statements set out on pages 158 to 308 are drawn up in accordance with applicable approved accounting standards in Malaysia, Bank Negara Malaysia Guidelines and the provisions of the Companies Act, 1965 so as to give a true and fair view of the financial position of the Group and of the Bank as at 30 June 2004 and of the results and the cash flows of the Group and of the Bank for the year then ended.

Signed on behalf of the Board in accordance with a resolution of the directors

Mohamed Basir bin Ahmad

Amirsham A Aziz

Kuala Lumpur, Malaysia
30 August 2004

Statutory Declaration pursuant to Section 169(16) of The Companies Act, 1965

I, **Hooi Lai Hoong**, being the director primarily responsible for the financial management of **Malayan Banking Berhad**, do solemnly and sincerely declare that the accompanying financial statements set out on pages 158 to 308 are in my opinion correct and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed **Hooi Lai Hoong** at Kuala Lumpur in the Federal Territory on 30 August 2004

Hooi Lai Hoong

Before me,

Liang Hien Tien
Commissioner for Oaths



Report of the Auditors to the members of Malayan Banking Berhad



We have audited the financial statements set out on pages 158 to 308. These financial statements are the responsibility of the Bank's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved Standards on Auditing in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been properly drawn up in accordance with the provisions of the Companies Act, 1965, Bank Negara Malaysia Guidelines and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

   (i) the financial position of the Group and of the Bank as at 30 June 2004 and of the results and the cash flows of the Group and of the Bank for the year then ended; and

   (ii) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

(b) the accounting and other records and the registers required by the Act to be kept by the Bank and by its subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and the auditors' reports thereon of the subsidiaries of which we have not acted as auditors, as indicated in Note 12 to the financial statements, being financial statements that have been included in the consolidated financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Bank are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of the subsidiaries incorporated in Malaysia, did not include any comment required to be made under Section 174(3) of the Act.

Ernst & Young

Ernst & Young
AF: 0039
Chartered Accountants

Gloria Goh Ewe Gim
No. 1685/04/05(J)
Partner

Kuala Lumpur, Malaysia
30 August 2004



Balance Sheets as at 30 June 2004

	Note	Group 2004 RM'000	Group 2003 RM'000	Bank 2004 RM'000	Bank 2003 RM'000
ASSETS					
Cash and short-term funds	4	**23,009,080**	16,639,629	**19,527,827**	13,690,606
Deposits and placements with banks and other financial institutions	5	**6,686,790**	5,652,279	**6,129,488**	7,255,939
Securities purchased under resale agreements	6	**733,631**	585,008	**722,892**	582,003
Dealing securities	7	**299,557**	776,636	**163,807**	96,998
Investment securities	8	**28,703,420**	25,131,253	**22,700,140**	18,735,822
Loans, advances and financing	9	**109,070,491**	102,488,470	**86,718,412**	80,160,354
Other assets	10	**2,076,427**	2,048,591	**827,980**	740,411
Statutory deposits with Central Banks	11	**3,644,199**	3,321,638	**2,855,634**	2,621,399
Investment in subsidiaries	12	**—**	—	**1,869,229**	1,868,713
Investment in associates	13	**18,907**	17,301	**9,740**	9,740
Property, plant and equipment	14	**1,382,822**	1,419,973	**1,036,638**	1,036,796
Deferred tax assets	20	**1,261,643**	1,110,840	**989,362**	855,546
Life, general takaful and family takaful fund assets	49	**2,620,460**	1,763,779	**—**	—
TOTAL ASSETS		**179,507,427**	160,955,397	**143,551,149**	127,654,327
LIABILITIES					
Deposits from customers	15	**123,365,942**	109,534,729	**96,868,877**	86,837,301
Deposits and placements of banks and other financial institutions	16	**14,498,206**	13,672,532	**14,177,337**	12,795,755
Obligations on securities sold under repurchase agreements	8(iv)/9(v)	**6,988,031**	5,386,572	**6,338,687**	5,068,578
Bills and acceptances payable		**3,319,429**	3,150,990	**5,746,147**	4,092,656
Other liabilities	17	**3,173,396**	3,097,381	**1,815,950**	1,647,821
Recourse obligation on loans sold to Cagamas	18	**6,532,046**	6,661,965	**2,711,118**	2,289,153
Provision for taxation and zakat	19	**932,330**	789,646	**790,000**	642,636
Deferred tax liabilities	20	**10,806**	8,620	**—**	—
Subordinated obligations	21	**3,004,000**	3,004,000	**3,004,000**	3,004,000



	Note	Group 2004 RM'000	Group 2003 RM'000	Bank 2004 RM'000	Bank 2003 RM'000
LIABILITIES (CONT'D.)					
Life, general takaful and family takaful fund liabilities	49	**101,491**	107,443	**—**	—
Life, general takaful and family takaful policy holders' funds	49	**2,518,969**	1,656,336	**—**	—
TOTAL LIABILITIES		**164,444,646**	147,070,214	**131,452,116**	116,377,900
FINANCED BY:					
Share capital	22	**3,600,172**	3,589,465	**3,600,172**	3,589,465
Reserves	23	**11,023,264**	9,895,768	**8,498,861**	7,686,962
Shareholders' equity		**14,623,436**	13,485,233	**12,099,033**	11,276,427
Minority interests		**439,345**	399,950	**—**	—
		15,062,781	13,885,183	**12,099,033**	11,276,427
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**179,507,427**	160,955,397	**143,551,149**	127,654,327
COMMITMENTS AND CONTINGENCIES	37	**92,376,859**	78,527,072	**86,909,280**	73,193,802

The accompanying notes form an integral part of the financial statements.

Income Statements for the year ended 30 June 2004

	Note	Group 2004 RM'000	Group 2003 RM'000	Bank 2004 RM'000	Bank 2003 RM'000
Operating revenue	25	**10,520,920**	10,037,610	**8,421,445**	8,537,869
Interest income	26	**7,336,284**	7,204,732	**5,396,471**	5,265,864
Interest expense	27	**(3,217,078)**	(3,290,117)	**(2,401,199)**	(2,415,166)
Net interest income		**4,119,206**	3,914,615	**2,995,272**	2,850,698
Income from Islamic Banking Scheme operations	48(I)	**521,970**	383,081	**334,675**	252,301
		4,641,176	4,297,696	**3,329,947**	3,102,999
Dividends from subsidiaries		**—**	—	**587,867**	1,237,715
Other non-interest income		**1,800,718**	1,570,038	**1,389,782**	920,695
Total non-interest income	28	**1,800,718**	1,570,038	**1,977,649**	2,158,410
		6,441,894	5,867,734	**5,307,596**	5,261,409
Overhead expenses	29	**(2,591,288)**	(2,336,117)	**(1,986,225)**	(1,728,681)
Operating profit		**3,850,606**	3,531,617	**3,321,371**	3,532,728
Loan and financing loss and provisions	32	**(495,362)**	(911,848)	**(437,996)**	(794,829)
		3,355,244	2,619,769	**2,883,375**	2,737,899
Share of results of associates		**3,353**	(95)	**—**	—
Profit before taxation and zakat		**3,358,597**	2,619,674	**2,883,375**	2,737,899
Taxation and zakat	34	**(888,510)**	(563,249)	**(791,304)**	(682,847)
Profit after taxation and zakat		**2,470,087**	2,056,425	**2,092,071**	2,055,052
Minority interests		**(45,576)**	(59,936)	**—**	—
Net profit for the year		**2,424,511**	1,996,489	**2,092,071**	2,055,052
Earnings per share					
Basic/diluted (sen)	35	**67.3**	55.9	**58.1**	57.6
Net dividends per ordinary share (sen)					
Paid					
Interim and special dividends (sen)	36	**25.2**	32.2	**25.2**	32.2
Proposed					
Final dividend (sen)	36	**18.0**	12.2	**18.0**	12.2

The accompanying notes form an integral part of the financial statements.



Consolidated

Statement of Changes in Equity for the year ended 30 June 2004

	← Non-distributable				→	Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserves RM'000	Capital Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
Group							
At 1 July 2002	3,550,181	298,336	3,220,419	15,250	43,800	5,530,307	12,658,293
Currency translation differences	—	—	—	—	(1,718)	—	(1,718)
Adjustment to fair value of net assets acquired	—	—	—	—	—	(6,235)	(6,235)
Goodwill on acquisition written off	—	—	—	—	—	(10,098)	(10,098)
Net accretion from increased interest in subsidiaries	—	—	—	—	—	2,038	2,038
Net losses not recognised in the income statement	—	—	—	—	(1,718)	(14,295)	(16,013)
Net profit for the year	—	—	—	—	—	1,996,489	1,996,489
Transfer to statutory reserves	—	—	525,788	—	—	(525,788)	—
Issue of ordinary shares pursuant to ESOS	30,417	146,336	—	—	—	—	176,753
Bonus issue	8,867	—	—	—	—	(8,867)	—
Dividends (Note 36)	—	—	—	—	—	(1,330,289)	(1,330,289)
At 30 June 2003	3,589,465	444,672	3,746,207	15,250	42,082	5,647,557	13,485,233
At 1 July 2003	3,589,465	444,672	3,746,207	15,250	42,082	5,647,557	13,485,233
Currency translation differences, representing net loss not recognised in the income statement	—	—	—	—	(3,894)	—	(3,894)
Net profit for the year	—	—	—	—	—	2,424,511	2,424,511
Transfer to statutory reserves	—	—	527,991	—	—	(527,991)	—
Issue of ordinary shares pursuant to ESOS	9,596	55,894	—	—	—	—	65,490
Bonus issues	1,111	—	—	—	—	(1,111)	—
Dividends (Note 36)	—	—	—	—	—	(1,347,904)	(1,347,904)
At 30 June 2004	**3,600,172**	**500,566**	**4,274,198**	**15,250**	**38,188**	**6,195,062**	**14,623,436**

The accompanying notes form an integral part of the financial statements.

Statement of Changes in Equity for the year ended 30 June 2004

	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
	← Non-distributable			→	Distributable	
Bank						
At 1 July 2002	3,550,181	298,336	2,599,225	70,447	3,860,182	10,378,371
Currency translation differences, representing net loss not recognised in the income statement	—	—	—	(3,460)	—	(3,460)
Net profit for the year	—	—	—	—	2,055,052	2,055,052
Transfer to statutory reserve	—	—	514,000	—	(514,000)	—
Bonus issues	8,867	—	—	—	(8,867)	—
Issue of ordinary shares pursuant to ESOS	30,417	146,336	—	—	—	176,753
Dividends (Note 36)	—	—	—	—	(1,330,289)	(1,330,289)
At 30 June 2003	3,589,465	444,672	3,113,225	66,987	4,062,078	11,276,427
At 1 July 2003	3,589,465	444,672	3,113,225	66,987	4,062,078	11,276,427
Currency translation differences, representing net gain not recognised in the income statement	—	—	—	12,949	—	12,949
Net profit for the year	—	—	—	—	2,092,071	2,092,071
Transfer to statutory reserve	—	—	523,100	—	(523,100)	—
Bonus issues	1,111	—	—	—	(1,111)	—
Issue of ordinary shares pursuant to ESOS	9,596	55,894	—	—	—	65,490
Dividends (Note 36)	—	—	—	—	(1,347,904)	(1,347,904)
At 30 June 2004	**3,600,172**	**500,566**	**3,636,325**	**79,936**	**4,282,034**	**12,099,033**

The accompanying notes form an integral part of the financial statements.



Cash Flow Statements for the year ended 30 June 2004

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit before taxation	**3,358,597**	2,619,674	**2,883,375**	2,737,899
Adjustments for:				
Exchange fluctuation	**(91,493)**	(85,423)	**(84,721)**	(84,691)
Share of results of associates	**(3,353)**	95	**—**	—
Depreciation	**180,645**	178,865	**138,617**	127,208
Impairment loss	**237**	346	**—**	—
Net gain on disposal of property, plant and equipment	**(7,509)**	(12,785)	**(7,593)**	(11,439)
Gain on disposal of foreclosed properties	**1,051**	(1,203)	**(73)**	—
Amortisation of premiums less accretion of discounts of investment securities	**67,746**	44,756	**93,494**	57,629
(Writeback of provision)/provision for diminution in value of investment securities	**(20,961)**	(17,959)	**(16,146)**	661
Provision for diminution in value of investment in subsidiaries	**—**	—	**—**	184,660
Loan and financing loss and provision	**855,644**	1,127,264	**677,174**	888,954
Provision for doubtful debts for other assets	**6,474**	21,083	**1,655**	7,921
Interest/income-in-suspense	**452,433**	563,568	**364,115**	426,404
Dividend income	**(21,744)**	(41,027)	**(603,824)**	(1,255,223)
Property, plant and equipment written off	**849**	1,131	**145**	219
Provision for commitments and contingencies	**691**	—	**—**	—
Profit Equalisation Reserve	**101,559**	65,549	**91,939**	42,372
Transfer of life, general takaful and family takaful fund surplus	**(5,000)**	(25,000)	**—**	—
Operating profit before working capital changes	**4,875,866**	4,438,934	**3,538,157**	3,122,574
Increase in securities purchased under resale agreements	**(148,623)**	(67,483)	**(140,889)**	(64,378)
(Increase)/decrease in deposits and placements with banks and other financial institutions	**(1,034,511)**	(1,460,946)	**1,126,451**	(1,692,127)
Decrease/(increase) in dealing securities	**477,079**	846,546	**(66,809)**	(58,601)
Increase in loans, advances and financing	**(7,890,098)**	(8,726,144)	**(7,599,347)**	(6,468,465)
(Increase)/decrease in other assets	**(35,361)**	36,302	**(89,151)**	(5,019)

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES (CONT'D.)				
(Increase)/decrease in statutory deposits with Central Banks	**(322,561)**	235,149	**(234,235)**	255,219
Increase in deposits from customers	**13,831,213**	6,820,897	**10,031,576**	4,698,221
Increase/(decrease) in deposits and placements of banks and other financial institutions	**825,674**	(402,156)	**1,381,582**	1,949,864
Increase in obligations on securities sold under repurchase agreements	**1,601,459**	1,267,636	**1,270,109**	1,075,310
Increase in bills and acceptances payable	**168,439**	1,156,722	**1,653,491**	1,447,051
Net purchase of investment securities	**(3,618,952)**	(1,472,349)	**(4,041,666)**	(1,743,629)
(Decrease)/increase in other liabilities	**(26,235)**	84,315	**84,753**	116,548
Increase in life, general takaful and family takaful fund assets	**(856,681)**	(405,936)	**—**	—
Increase in life, general takaful and family takaful fund liabilities and policy holders' funds	**861,681**	430,936	**—**	—
Cash generated from operations	**8,708,389**	2,782,423	**6,914,022**	2,632,568
Taxes and zakat paid	**(887,611)**	(894,402)	**(628,432)**	(606,731)
Net cash generated from operating activities	**7,820,778**	1,888,021	**6,285,590**	2,025,837
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment	**(159,304)**	(259,537)	**(144,175)**	(208,214)
Acquisition of insurance business, net of cash acquired	**—**	(40,043)	**—**	—
Purchase of shares in subsidiaries	**—**	(11,675)	**—**	(97,040)
Dividends received from associates	**972**	1,098	**972**	972
Acquisition of shares of associates	**—**	(1,000)	**—**	(600)
Proceeds from disposal of property, plant and equipment	**22,233**	40,361	**14,851**	32,515
Dividends received	**15,656**	41,027	**453,528**	907,582
Net cash (used in)/generated from investing activities	**(120,443)**	(229,769)	**325,176**	635,215



	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issuance of shares	**65,490**	176,753	**65,490**	176,753
Loans sold to Cagamas	**(129,919)**	267,556	**421,965**	19,004
Dividends paid	**(1,347,904)**	(1,330,289)	**(1,347,904)**	(1,330,289)
Dividends paid to minority interest	**(6,181)**	(2,846)	**—**	—
Net cash used in financing activities	**(1,418,514)**	(888,826)	**(860,449)**	(1,134,532)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**6,281,821**	769,426	**5,750,317**	1,526,520
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**16,727,259**	15,870,203	**13,777,510**	12,164,086
CASH AND CASH EQUIVALENTS AT END OF YEAR	**23,009,080**	16,639,629	**19,527,827**	13,690,606
Cash and cash equivalents comprise:				
Cash and short term funds as previously reported	**23,009,080**	16,639,629	**19,527,827**	13,690,606
Effects of exchange rate changes	**—**	87,630	**—**	86,904
As restated	**23,009,080**	16,727,259	**19,527,827**	13,777,510

The accompanying notes form an integral part of the financial statements.

1. CORPORATE INFORMATION

The Bank is principally engaged in the business of banking in all its aspects which also include Islamic Banking Scheme operations.

The subsidiaries are principally engaged in the businesses of a finance company, merchant bank, general and life insurance (including takaful insurance), stock broking, discount house, leasing and factoring, trustee and nominee services, unit trust management, asset management and venture capital.

There were no significant changes in these activities during the financial year, except for certain subsidiaries as disclosed in Note 12.

The Bank is a public limited liability company, incorporated and domiciled in Malaysia, and is listed on the Main Board of Bursa Malaysia Securities Berhad. The registered office of the Bank is located at 14th Floor, Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur.

The number of employees in the Group and in the Bank at the end of the financial year were 20,821 (2003: 21,042) and 15,321 (2003: 14,904) respectively.

These financial statements were authorised for issue by the Board of Directors in accordance with a resolution of the directors on 30 August 2004.

2. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements of the Group and of the Bank have been prepared in accordance with the provisions of the Companies Act, 1965, Bank Negara Malaysia Guidelines and applicable approved accounting standards in Malaysia. The financial statements incorporate those activities relating to Islamic Banking Scheme ("IBS") which have been undertaken by the Group and the Bank.

IBS refers generally to the acceptance of deposits and granting of financing under the principles of Shariah.

During the financial year ended 30 June 2004, the Group and the Bank have adopted the following accounting standards issued by the Malaysian Accounting Standards Board ("MASB"):

MASB Standard 29	Employee Benefits
MASB *i*-1	Presentation of Financial Statements of Islamic Financial Institutions

The adoption of the above standards have not given rise to any adjustments to the opening balances of retained profits of the prior and current years. However, the adoption of MASB *i*-1 has resulted in certain comparatives to be disclosed to conform with the current year's presentation of the IBS operations.

3. SIGNIFICANT ACCOUNTING POLICIES

(i) Basis of Accounting

The financial statements of the Group and of the Bank have been prepared under the historical cost convention unless otherwise indicated in the accounting policies below.

(ii) Basis of Consolidation

(a) Subsidiaries

The consolidated financial statements include the financial statements of the Bank and all its subsidiaries. Subsidiaries are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Subsidiaries are consolidated using the acquisition method of accounting. Under the acquisition method of accounting, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The assets and liabilities of a subsidiary are measured at their fair values at the date of acquisition and these values are reflected in the consolidated balance sheet. The difference between the cost of acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition (goodwill/reserve on consolidation/acquisition) is accounted for in accordance with Note 3(iii) below.

Intragroup transactions, balances and resulting unrealised gains are eliminated on consolidation and the consolidated financial statements reflect external transactions only. Unrealised losses are eliminated on consolidation unless costs cannot be recovered.

The gain or loss on disposal of a subsidiary is the difference between the net disposal proceeds and the Group's share of its net assets together with exchange differences which were not previously recognised in the consolidated income statement.

Minority interest in the consolidated balance sheet consist of the minorities' share of the fair value of the identifiable assets and liabilities of the acquiree as at acquisition date and the minorities' share of movements in the acquiree's equity since then.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(ii) Basis of Consolidation (Cont'd.)

(b) Associates

Associates are those entities in which the Group exercises significant influence but not control, through participation in the financial and operating policy decisions of the entities.

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting based on the audited or management financial statements of the associated companies. Under the equity method of accounting, the Group's share of profits less losses of associates during the year is included in the consolidated income statement. The Group's interest in associated companies is carried in the consolidated balance sheet at cost plus the Group's share of post-acquisition retained profits or accumulated losses and other reserves.

Unrealised gains on transactions between the Group and the associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are eliminated using the same basis unless the cost cannot be recovered.

(iii) Goodwill/Reserve Arising on Consolidation/Acquisition

Goodwill or reserve arising on consolidation/acquisition represents the differences between the cost of acquisition and the Group's interest in the fair value of the identifiable assets and liabilities of the subsidiary and associates at the date of acquisition. Goodwill or reserve arising on consolidation/acquisition is written off/credited in full to retained profits immediately.

(iv) Investment in Subsidiaries and Associates

The Bank's investments in subsidiaries and associates are stated at cost less impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 3(xxxi) below.

On disposal of such investments, the difference between the net disposal proceeds and their carrying amounts is charged or credited to the income statement.

(v) Dealing Securities

Dealing securities are marketable securities that are acquired and held with the intention of resale in the short term and are stated at the lower of cost and market value on portfolio basis. Increases or decreases in the carrying amount of dealing securities are credited or charged to the income statement. On disposal of the dealing securities, the differences between the net disposal proceeds and their carrying amounts are charged or credited to the income statement.

Transfers, if any, between dealing and investment securities are made at the lower of cost and market value.



3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(vi) Investment Securities

Investment securities are securities that are acquired and held for yield or capital growth and are usually held to maturity.

Malaysian Government Securities, Malaysian Government Investment issues, Malaysian Government floating rate notes, Cagamas Bonds and other Government securities are stated at cost adjusted for amortisation of premiums or accretion of discounts, where applicable, to maturity dates.

Quoted investments are stated at the lower of cost and market value on portfolio basis.

Unquoted investments are stated at cost and where applicable, adjusted for amortisation of premiums or accretion of discounts to maturity dates. Provision is made for diminution in value which is other than temporary.

On disposal of the investment securities, the differences between the net disposal proceeds and their carrying amounts are charged or credited to the income statement.

(vii) Provision for Doubtful Debts

Specific provisions are made for doubtful debts which have been individually reviewed and specifically identified as bad and doubtful.

In addition, a general provision based on a certain percentage of total risk-weighted assets, which takes into account all balance sheet items and their perceived risk levels, is maintained.

(viii) Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 3(xxxi).

Freehold land and buildings-in-progress are not depreciated. Leasehold land is depreciated over the period of the respective leases which ranges from 30 to 999 years. The remaining period of respective leases ranges from 12 to 911 years.

3. **SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)**

(viii) Property, Plant and Equipment and Depreciation (Cont'd.)

Depreciation of other property, plant and equipment is provided for on a straight-line basis to write-off the cost of each asset over its estimated useful life at the following annual rates:

Buildings on freehold land	Over 50 years
Buildings on leasehold land	50 years or remaining life of the lease, whichever is shorter
Office furniture, fittings, equipment and renovations	10% – 25%
Computers and peripherals	14% – 25%
Electrical and security equipment	8% – 25%
Motor vehicles	20% – 25%

Upon the disposal of an item of property, plant or equipment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

(ix) Investment Properties

Investment properties consist of investments in land and buildings that are not substantially occupied for use by, or in the operations of the Group. In line with MASB Standard 18: Life Insurance Business, land and buildings owned by the life insurance business are classified as investment properties, notwithstanding that they are substantially occupied for use by, or in the operations of the Group.

Investment properties are treated as long term investments and are stated at cost and include related and incidental expenditure incurred. Investment properties are not depreciated. The carrying amount of investment properties is reduced to recognise impairment losses, if any. The policy for the recognition and measurement of impairment losses is in accordance with Note 3(xxxi).

(x) Other Assets

Other receivables are carried at anticipated realisable values. Bad debts are written off when identified. An estimate is made for doubtful debts based on a review of all outstanding amounts as at the balance sheet date.

(xi) Repurchase Agreements

Securities purchased under resale agreements are securities which the Group had purchased with a commitment to resell at future dates. The commitments to resell the securities are reflected as an asset on the balance sheet.

Conversely, obligations on securities sold under repurchase agreements are securities which the Group had sold from its portfolio, with a commitment to repurchase at future dates. Such financing transactions and corresponding obligations to purchase the securities are reflected as a liability on the balance sheet.

(xii) Bills and Acceptances Payable

Bills and acceptances payable represent the Group's own bills and acceptances rediscounted and outstanding in the market.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(xiii) Provisions for Liabilities

Provisions for liabilities are recognised when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of the provision is the present value of the expenditure expected to be required to settle the obligation.

(xiv) Liabilities

Deposits from customers, deposits and placements of banks and financial institutions are stated at placement values. Other liabilities are stated at cost which is the fair value of the consideration to be paid in the future for goods and services received.

(xv) Profit Equalisation Reserves ("PER") on IBS Operations

PER is the amount provided in order to maintain a certain level of return for deposits in conformity with Bank Negara Malaysia's "The Framework of the Rate of Return". The PER is deducted at a rate which does not exceed the maximum amount of 15% of the total gross income of each financial year and is maintained up to the maximum of 30% of total Islamic banking capital fund.

(xvi) Income Tax

Income tax on the profit or loss for the year comprises current and deferred taxes. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.

Deferred tax is not recognised if the temporary difference arises from goodwill or negative goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statement, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also charged or credited directly in equity, or when it arises from a business combination that is an acquisition, in which case the deferred tax is included in the resulting goodwill or negative goodwill.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(xvii) Leases

(a) Finance Lease/Lease Receivable

Assets leased to customers under agreements which transfer substantially all risks and rewards associated with ownership other than legal title are classified as lease receivables. The balance sheet amount represents total minimum lease payments receivable less unearned income and prepaid rentals. Initial direct costs are immediately recognised as expenses.

(b) Operating Lease

Payments made under operating leases are recognised in the income statement on an accrual basis in accordance with the terms of the leases.

(xviii) Insurance and Family Takaful Fund

The life assurance and family takaful fund is based on the actuarial valuation of the fund made up to 30 June 2004.

(xix) Commission and Management Expenses for Takaful Business

Commission, which are costs directly incurred in securing contributions on takaful policies, are charged to the revenue account in the period in which they are incurred.

Commission and management expenses are borne by the family takaful and general takaful funds. However, the total expenses to be borne by the respective funds are capped at 20% of the gross contribution. Amount in excess of the 20% will be borne by the shareholder's fund, and is known as Wakalah deficit.

(xx) Unearned Premium Reserves and Unearned Contribution Reserves

Unearned Premium Reserves ("UPR") and Unearned Contribution Reserve ("UCR") represent the portion of the net premiums and contribution of insurance policies and takaful certificates written that relate to the unexpired periods of policies and certificates at the end of the financial year. In determining the UPR and UCR at the balance sheet date, the method that most accurately reflect the actual unearned premium is used as follows:

— 25% method for marine cargo and aviation cargo, and transit business.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(xx) Unearned Premium Reserves and Unearned Contribution Reserves (Cont'd.)

— 1/24th method for other classes of Malaysian general policies and 1/365th method for all classes of general takaful within Malaysia, reduced by the corresponding percentage of accounted gross direct business commissions and agency-related expenses not exceeding limits specified by Bank Negara Malaysia on:

Motor	10%
Fire, engineering, aviation and marine hull	15%
Medical health	
– Standalone individuals	15%
– Group of 3 or more	10%
Workmen compensation and employers' liability	
– Foreign workers	10%
– Others	25%
Other classes	20%

— 1/8th method for all classes of overseas inward treaty business with a deduction of 20% for acquisition costs.

— Bond policies and non-annual certificates are time apportioned over the periods of the risks.

(xxi) Provision for Outstanding Claims

For general insurance business and general takaful businesses, a liability for outstanding claims is recognised in respect of both direct insurance and inward reinsurance. The amount of outstanding claims is the best estimate of the expenditure required together with related expenses less recoveries to settle the present obligation at the balance sheet date. Provision is also made for the cost of claims together with related expenses incurred but not reported at balance sheet date based on an actuarial valuation by a qualified actuary, using a mathematical method of estimation using actual claims development pattern.

For life assurance and family takaful businesses, claims and settlement costs that are incurred during the financial period are recognised when a claimable event occurs and/or the insurer is notified.

Claims and provisions for claims arising on life insurance and family takaful policies, including settlement costs, are accounted for using the case basis method and for this purpose, the benefits payable under a life insurance policy are recognised as follows:

(i) maturity or other policy benefit payments due on specified dates are treated as claims payable on the due dates;

(ii) death, surrender and other benefits without due dates are treated as claims payable, on the date of receipt of intimation of death of the assured or occurrence of the contingency covered.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(xxii) Borrowings

Borrowings are reported at their face values. The costs of issuing capital instruments such as bonds and debentures are charged to the income statement as and when incurred. Interest on borrowings is charged to the income statement as expense as and when incurred.

(xxiii) Interest and Financing Income Recognition

Interest income is recognised on an accrual basis. Interest income includes the amortisation of premiums or accretion of discounts. Interest income on dealing and investment securities are recognised on an effective yield basis.

Interest income on overdrafts, term loans and housing loans is accounted for on a straight line basis by reference to the rest periods as stipulated in the loan agreements. Interest income from hire purchase, instalment sale financing, block discounting and leasing transactions is accounted for on the "sum-of-the-digits" method, whereby the income recognised for each month is obtained by multiplying the total income by a fraction whose numerator is the digit representing the remaining number of months and whose denominator is the sum of the digits representing the total number of months.

Where an account has turned non-performing, interest is suspended with retroactive adjustment made to the date of first default. Thereafter, interest on these accounts are recognised on a cash basis until such time as the accounts are no longer classified as non-performing. Customers' accounts are deemed to be non-performing where repayments are in arrears for more than three months and one month after maturity date for trade bills, bankers' acceptances and trust receipts. Credit card holders are deemed non-performing where repayments are in arrears for more than three months from first day of default.

Income from the IBS business is recognised on the accrual basis in compliance with Bank Negara Malaysia's guidelines.

(xxiv) Fee and Other Income Recognition

Loan arrangement, management and participation fees, factoring commissions, underwriting commissions and brokerage fees are recognised as income based on contractual arrangements. Guarantee fee is recognised as income upon issuance of the guarantee. Fees from advisory and corporate finance activities are recognised net of service taxes and discounts on completion of each stage of the assignment.

Dividend income is recognised when the shareholder's right to receive payment is established.

Premiums and contributions from general insurance and general takaful businesses, respectively are recognised as income in a financial period in respect of risks assumed during that particular financial period. Inward treaty reinsurance premiums are recognised on the basis of periodic advices received from ceding insurers.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(xxiv) Fee and Other Income Recognition (Cont'd.)

Premiums and contributions for life assurance and family takaful businesses, respectively, are recognised as income on assumption of risks and subsequent premiums are recognised on due dates. Premiums outstanding at balance sheet date are recognised as income for the period provided they are still within the grace period allowed for payment. Contribution income on long term policies is recognised as earned based on the time-apportionment method.

Gross contribution for takaful business are accounted for on accrual basis in accordance with the Principles of Shariah as advised by Mayban Takaful Berhad's Shariah Supervisory Council. Unrealised income is deferred and receipts in advance are treated as liabilities in the balance sheet.

Rollover fees on margin accounts and management fees from management of unit trust are recognised on an accrual basis.

(xxv) Interest, Financing and Related Expense Recognition

Interest expense and attributable profit (on activities relating to IBS business) on deposits and borrowings of the Group and Bank are expensed as incurred.

Handling fees paid to motor vehicle dealers on hire purchase loans are charged to income statement in the period when they are incurred in accordance with Bank Negara Malaysia Circular dated 4 July 2003.

(xxvi) Employee Benefits

(a) Short term benefits

Wages, salaries, bonuses and social security contributions are recognised as an expense in the year in which the associated services are rendered by employees of the Group. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences. Short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

(b) Defined Contribution Plans

As required by law, companies in Malaysia make contributions to the Employees Provident Fund ("EPF"). Certain foreign branches of the Bank and subsidiaries make contributions to their respective countries' statutory pension schemes. Such contributions are recognised as an expense in the income statement as incurred.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(xxvii) Foreign Currencies

(a) Foreign Currency Transactions

Transactions in foreign currencies are initially recorded in Ringgit Malaysia at rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies at the balance sheet date are translated into Ringgit Malaysia at rates of exchange ruling at that date, unless hedged by forward foreign exchange contracts, in which case the rates specified in such forward contracts are used. Non-monetary items which are denominated in foreign currencies and carried at historical cost are translated using the historical rate as of the date of acquisition and non-monetary items which are denominated in foreign currencies and carried at fair value are translated using the exchange rate that existed when the values were determined.

All exchange differences are taken to the income statement.

(b) Foreign Operations and Entities

Financial statements of foreign consolidated subsidiaries and amalgamated branches are translated at year-end exchange rates with respect to the balance sheet, and at exchange rates at the dates of the transactions with respect to the income statement. All resulting translation differences are recognised in equity.

The principal exchange rates for every unit of foreign currency ruling at balance sheet date used are as follows:

	2004 RM	2003 RM
Singapore Dollars (SGD)	**2.2096**	2.1581
Hong Kong Dollars (HKD)	**0.4872**	0.4873
United States Dollars (USD)	**3.8000**	3.8000
Philippines Peso (Peso)	**0.0677**	0.0711
Indonesia Rupiah (IDR)	**0.0004**	0.0005
Papua New Guinea Kina (Kina)	**1.1989**	1.0868
Brunei Dollars (BND)	**2.2096**	2.1581
Great Britain Pound (GBP)	**6.8624**	6.2772

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(xxviii) Foreign Exchange Contracts

Foreign exchange trading positions, including spot and forward contracts, are revalued at prevailing market rates at balance sheet date and the resultant gains and losses are recognised in the income statement.

(xxix) Interest Rate Swaps and Futures Contracts

The Group and the Bank use interest rate swaps and futures contracts mainly in their overall interest rate risk management.

Interest income or interest expense associated with interest rate swaps that qualify as hedges is recognised over the life of the swap agreement as a component of interest income or interest expense.

Gains and losses on interest rate swaps and futures contracts that do not qualify as hedges are recognised in the current year using mark-to-market method and are included in the income statement.

(xxx) Cash and Cash Equivalents

For the purpose of the cash flow statements, cash and cash equivalents include cash and bank balances and short-term funds with remaining maturity of less than one month.

(xxxi) Impairment of Assets

At each balance sheet date, the Group and the Bank review the carrying amounts of the assets, other than financial instruments to determine whether there is any indication of impairment. If any such indication exists, impairment is measured by comparing the carrying values of the assets with their recoverable amounts. Recoverable amount is the higher of net selling price and value in use, which is measured by reference to discounted future cash flows.

An impairment loss is recognised as an expense in the income statement immediately. Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased.

(xxxii) Financial Instruments

Financial instruments are recognised in the balance sheet when the Group has become a party to the contractual provisions of the instrument. The accounting policies on recognition and measurement of these items are disclosed in their respective accounting policies.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends and gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

4. CASH AND SHORT-TERM FUNDS

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Cash, balances and deposits with banks and other financial institutions	**23,005,745**	16,541,227	**19,527,827**	13,686,225
Money at call	**3,335**	98,402	**—**	4,381
	23,009,080	16,639,629	**19,527,827**	13,690,606

Included in cash and short-term funds of the Group are monies held in trust of RM65,114,594 (2003: RM33,318,055) in respect of the stockbroking business.

5. DEPOSITS AND PLACEMENTS WITH BANKS AND OTHER FINANCIAL INSTITUTIONS

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Licensed banks	**2,395,218**	3,052,725	**3,233,049**	4,654,338
Licensed finance companies	**20,041**	215,993	**—**	40,000
Licensed merchant banks	**145,648**	64,900	**123,600**	184,500
Bank Negara Malaysia	**3,825,766**	1,877,168	**2,506,166**	1,795,168
Other financial institutions	**300,117**	441,493	**266,673**	581,933
	6,686,790	5,652,279	**6,129,488**	7,255,939

Included in deposits with other financial institutions is an amount of USD10,000,000 (2003: USD10,000,000) or Ringgit Malaysia equivalent of RM38,000,000 (2003: RM38,000,000) pledged with the New York State Banking Department in satisfaction of capital equivalency deposit requirements.

6. SECURITIES PURCHASED UNDER RESALE AGREEMENTS

The underlying securities purchased under resale agreements are as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Malaysian Government Securities	**665,527**	—	**665,527**	—
Foreign government bonds	—	385,963	—	385,963
Foreign government treasury bills	**57,365**	196,040	**57,365**	196,040
Negotiable instruments of deposits	**10,739**	3,005	—	—
	733,631	585,008	**722,892**	582,003

7. DEALING SECURITIES

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Money market instruments:				
Malaysian Government Securities	**43,835**	75,259	—	—
Cagamas bonds	—	24,989	—	24,989
Malaysian Government treasury bills	**43,364**	—	**43,364**	—
Bank Negara Malaysia bills and notes	**69,982**	—	**69,982**	—
Bankers' acceptances and Islamic accepted bills	**25,693**	159,873	—	—
Danamodal bonds	—	9,891	—	—
Danaharta bonds	—	14,418	—	—
Khazanah bonds	—	169,338	—	—
Foreign government treasury bills	**456**	69,678	**456**	—
Foreign certificates of deposit	**66,221**	70,904	—	—
	249,551	594,350	**113,802**	24,989
Quoted securities:				
Shares, trust units and loan stocks quoted in Malaysia	**1**	8	—	—

7. DEALING SECURITIES (CONT'D.)

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Unquoted securities:				
Private and Islamic debt securities in Malaysia	**50,005**	110,269	**50,005**	—
Foreign public authority and private debt securities	**—**	72,009	**—**	72,009
	50,005	182,278	**50,005**	72,009
	299,557	776,636	**163,807**	96,998
Market value of quoted securities:				
Shares, trust units and loan stocks quoted in Malaysia	**1**	8	**—**	—
Indicative value of unquoted securities:				
Malaysian Government Securities	**43,835**	75,444	**—**	—
Cagamas bonds	**—**	24,993	**—**	24,993
Malaysian Government treasury bills	**43,377**	—	**43,377**	—
Bank Negara Malaysia bills and notes	**69,977**	—	**69,977**	—
Danamodal bonds	**—**	9,915	**—**	—
Danaharta bonds	**—**	14,441	**—**	—
Khazanah bonds	**—**	170,720	**—**	—
Foreign government treasury bills	**456**	69,678	**456**	—
Foreign certificates of deposit	**66,221**	70,904	**—**	—
Private and Islamic debt securities in Malaysia	**50,067**	112,925	**50,067**	—
Foreign public authority and private debt securities	**—**	72,009	**—**	72,009

Bankers' acceptances, Islamic accepted bills and negotiable instruments of deposits' carrying values approximate the market value due to their relatively short maturities.

8. INVESTMENT SECURITIES

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Money market instruments:				
Malaysian Government Securities	**4,554,773**	3,267,135	**3,938,439**	2,529,118
Cagamas bonds	**2,067,263**	2,284,334	**1,353,007**	1,194,934
Foreign government securities	**1,305,974**	1,386,868	**1,153,814**	1,268,800
Malaysian Government treasury bills	**398,782**	210,611	**398,782**	210,611
Malaysian Government Investment certificates and issues	**430,352**	254,896	**329,240**	203,672
Cagamas notes	**—**	133,256	**—**	133,256
Bank Negara Malaysia bills and notes	**—**	1,298,817	**—**	1,258,817
Foreign government treasury bills	**889,751**	161,521	**787,747**	101,204
Negotiable instruments of deposits	**1,724,783**	2,453,415	**1,969,979**	2,608,154
Bankers' acceptances and Islamic accepted bills	**5,471,975**	2,832,969	**4,806,806**	2,321,192
Khazanah bonds	**405,847**	327,610	**161,834**	218,224
Danaharta bonds	**190,120**	439,150	**46,933**	62,067
Danamodal bonds	**—**	99,154	**—**	716
	17,439,620	15,149,736	**14,946,581**	12,110,765
Quoted securities:				
In Malaysia:				
Shares, warrants, trust units and loan stocks	**783,307**	657,162	**537,535**	477,358
	783,307	657,162	**537,535**	477,358
Outside Malaysia:				
Shares, warrants, trust units and loan stocks	**77,938**	132,498	**53,876**	107,592
	861,245	789,660	**591,411**	584,950

8. INVESTMENT SECURITIES (CONT'D.)

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Unquoted securities:				
Shares, trust units and loan stocks in Malaysia (Note 8(v))	**1,448,717**	1,111,500	**897,319**	643,199
Private and Islamic debt securities in Malaysia	**6,590,636**	6,223,290	**3,877,439**	3,525,645
Malaysian Government bonds	**453,146**	612,368	**453,146**	612,368
Foreign government bonds	**37,895**	38,020	**37,895**	38,020
Foreign private debt securities	**3,062,639**	2,058,201	**2,843,892**	1,850,619
Credit linked note (Note 8(vi))	**190,000**	190,000	**190,000**	190,000
Others	**1,562**	1,562	**1,562**	1,562
	11,784,595	10,234,941	**8,301,253**	6,861,413
Total investments securities at cost	**30,085,460**	26,174,337	**23,839,245**	19,557,128
Net accretion of discounts/ (amortisation of premiums)	**(34,474)**	32,194	**(74,791)**	(17,127)
Provision for diminution in value of:				
Shares, warrants, trust units and loan stocks quoted in Malaysia	**(376,441)**	(260,247)	**(280,624)**	(177,610)
Shares, warrants, trust units and loan stocks quoted outside Malaysia	**(49,124)**	(98,080)	**(48,473)**	(97,177)
Foreign government bonds and private debt securities	**(151,054)**	(124,596)	**(150,871)**	(124,596)
Unquoted shares, trust units and loan stocks	**(614,916)**	(437,001)	**(478,543)**	(297,666)
Unquoted private and Islamic debt securities	**(156,031)**	(155,354)	**(105,803)**	(107,130)
	(1,347,566)	(1,075,278)	**(1,064,314)**	(804,179)
	28,703,420	25,131,253	**22,700,140**	18,735,822

8. INVESTMENT SECURITIES (CONT'D.)

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
(i) Market value of quoted securities:				
Shares, warrants, trust units and loan stocks quoted in Malaysia	**615,363**	488,161	**400,654**	332,456
Shares, warrants, trust units and loan stocks quoted outside Malaysia	**36,547**	50,538	**10,270**	26,590
	651,910	538,699	**410,924**	359,046
(ii) Indicative value of unquoted securities:				
Shares, trust units and loan stocks in Malaysia	**872,486**	1,000,319	**418,961**	678,697
Malaysian Government Securities	**4,422,559**	3,182,681	**3,815,265**	2,475,216
Cagamas bonds	**2,056,662**	2,276,049	**1,346,930**	1,197,816
Foreign government securities	**1,307,034**	1,305,861	**1,154,947**	1,293,293
Malaysian Government treasury bills	**398,760**	210,659	**398,760**	210,659
Malaysian Government Investment certificates and issues	**437,029**	261,986	**335,034**	208,493
Cagamas notes	—	133,207	—	133,207
Bank Negara Malaysia bills and notes	—	1,257,457	—	1,257,457
Foreign government treasury bills	**889,482**	100,903	**787,477**	100,903
Khazanah bonds	**428,590**	370,883	**169,841**	242,910
Danaharta bonds	**220,275**	498,156	**53,039**	67,793
Danamodal bonds	—	105,522	—	729
Malaysian Government bonds	**519,485**	759,094	**519,485**	759,094
Foreign government bonds	**39,617**	44,182	**39,617**	44,182
Foreign private debt securities	**3,058,531**	2,060,430	**2,862,176**	1,870,111
Private and Islamic debt securities in Malaysia	**6,444,301**	6,212,075	**3,727,649**	3,605,030
Credit linked note	**190,000**	190,000	**190,000**	190,000

Bankers' acceptances, Islamic accepted bills and negotiable instruments of deposits' carrying values approximate the market value due to their relatively short maturities.

8. INVESTMENT SECURITIES (CONT'D.)

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
(iii) The maturity structure of money market instruments held for investments are as follows:				
Maturing within one year	**9,586,278**	10,655,615	**8,796,280**	8,673,900
One year to three years	**3,143,376**	1,365,819	**2,383,655**	837,233
Three years to five years	**4,078,784**	2,602,012	**3,311,268**	2,140,504
After five years	**631,182**	526,290	**455,378**	459,128
	17,439,620	15,149,736	**14,946,581**	12,110,765
(iv) Included in the investment securities are the following securities sold under repurchase agreements:				
Negotiable instruments of deposits	**1,072,905**	2,369,965	**1,072,905**	2,369,965
Bankers' acceptances and Islamic accepted bills	**1,818,634**	238,098	**1,308,417**	—
Private debt securities	**1,010,680**	629,171	**871,553**	569,275
Cagamas bonds	—	20,000	—	—
	3,902,219	3,257,234	**3,252,875**	2,939,240

(v) Included in unquoted shares, trust units and loan stocks in Malaysia are 4,545,455 (2003: Nil) ordinary shares in Bursa Malaysia Berhad (formerly known as the Kuala Lumpur Stock Exchange Berhad), received by the Group arising from the demutualisation of Bursa Malaysia Berhad which was completed on 5 January 2004. Under Section 4(4) of the Demutualisation (Kuala Lumpur Stock Exchange) Act 2003, the shares cannot be disposed without the appropriate regulatory approvals until and unless such shares have been listed. In the absence of more detailed information, the directors consider that the underlying net tangible asset value of RM2.74 per share as reflected in the latest audited financial statements of Bursa Malaysia Berhad as at 31 December 2003 is a reasonable indicator of fair value.

8. INVESTMENT SECURITIES (CONT'D.)

(vi) The credit linked note has a face value of USD50,000,000 (2003: USD50,000,000) or Ringgit Malaysia equivalent of RM190,000,000 (2003: RM190,000,000) with an embedded credit default swap. The note would be redeemed at face value on maturity date provided there is no occurrence of a specified credit event affecting the reference entity or its obligations. If there is an occurrence of a credit event, the underlying asset (the reference obligation of the reference entity), or a cash settlement amount to be determined with reference to the market value of the underlying asset in accordance with the terms of the contract, would be delivered by the issuer of the note.

(vii) Included in the provision for diminution in value for investment securities above for the year are specific provision and interest/income-in-suspense transferred from loans, advances and financing as a result of loans converted to investment securities as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Specific provision	**147,056**	277,788	**129,844**	224,577
Interest/income-in-suspense	**14,882**	42,722	**5,535**	32,188

(viii) Included in foreign private debt securities of the Group and the Bank above is an amount of USD12,000,000 (2003: USDNil) or Ringgit Malaysia equivalent of RM45,600,000 (2003: RMNil) pledged to a foreign bank, which is the counter party for asset swap transactions with total underlying amount of USD50,000,000 or Ringgit Malaysia equivalent of RM190,000,000. The asset swap transactions include interest rate swaps that qualify as hedges in accordance with the Group policy and have been accounted for as such in the financial statements.

9. LOANS, ADVANCES AND FINANCING

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Overdrafts	**13,520,006**	13,926,830	**13,500,944**	13,913,157
Term loans				
– Fixed rate	**5,539,708**	6,874,230	**5,120,578**	5,334,802
– Floating rate	**78,022,308**	73,456,266	**64,146,529**	60,234,508
Credit card receivables	**1,801,054**	1,637,624	**1,429,191**	1,223,837
Bills receivable	**967,646**	1,054,503	**963,398**	1,087,409
Trust receipts	**2,188,718**	1,850,684	**2,177,759**	1,835,325
Claims on customers under acceptance credits	**9,528,189**	7,996,983	**9,502,374**	7,967,262
Hire purchase and block discounting receivables	**17,014,339**	15,459,562	**4,459,482**	3,211,464
Floor stocking receivables	**116,744**	106,159	**68,590**	50,862
Lease receivables	**39,410**	47,578	**—**	—
Factored receivables	**37,256**	22,453	**37,077**	22,274
Staff loans	**1,060,504**	1,038,367	**810,876**	796,523
Housing loans to				
– Executive directors of the Bank	**219**	121	**219**	121
– Executive directors of subsidiaries	**1,993**	2,588	**1,519**	2,143
Others	**21,556**	22,083	**—**	—
	129,859,650	123,496,031	**102,218,536**	95,679,687
Unearned interest and income	**(11,652,467)**	(11,098,650)	**(8,725,941)**	(8,090,522)
Gross loans, advances and financing	**118,207,183**	112,397,381	**93,492,595**	87,589,165
Provision for bad and doubtful debts				
– Specific	**(3,624,130)**	(4,541,801)	**(2,688,326)**	(3,405,370)
– General	**(3,621,007)**	(3,474,440)	**(2,689,417)**	(2,590,235)
Interest/income-in-suspense	**(1,891,555)**	(1,892,670)	**(1,396,440)**	(1,433,206)
Net loans, advances and financing	**109,070,491**	102,488,470	**86,718,412**	80,160,354

9. LOANS, ADVANCES AND FINANCING (CONT'D.)

(i) Loans, advances and financing analysed by their economic purposes are as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	**2004 RM'000**	2003 RM'000
Domestic operations:				
Agriculture	**2,295,383**	2,011,006	**2,263,791**	1,967,113
Mining and quarrying	**211,631**	190,214	**201,387**	178,165
Manufacturing	**12,986,979**	13,081,554	**12,659,240**	12,743,303
Electricity, gas and water	**1,770,947**	1,481,811	**1,751,147**	1,466,271
Construction	**6,213,481**	5,838,436	**5,437,549**	5,052,043
Real estate	**1,586,567**	1,864,800	**1,473,110**	1,663,880
Purchase of landed properties:				
– Residential	**21,922,395**	19,462,847	**17,581,817**	15,114,230
– Non-residential	**6,136,783**	5,604,856	**4,940,639**	4,255,361
– Less Islamic loans sold to Cagamas	**(114,380)**	(127,268)	**(114,380)**	(127,268)
General commerce	**6,696,875**	6,274,396	**6,150,848**	5,669,913
Transport, storage and communication	**1,443,847**	2,150,588	**1,345,754**	2,057,910
Finance, insurance and business service	**11,383,087**	11,790,919	**11,235,411**	11,733,813
Purchase of securities	**6,438,100**	6,517,893	**4,443,384**	4,458,600
Purchase of transport vehicles	**10,043,289**	9,890,646	**34,395**	36,603
– Less Islamic loans sold to Cagamas	**(351,994)**	(425,341)	**—**	—
Consumption credit	**4,161,734**	3,771,047	**3,465,493**	3,072,242
Others	**2,991,656**	3,143,422	**2,773,109**	2,869,384
	95,816,380	92,521,826	**75,642,694**	72,211,563
Labuan Offshore	**4,048,468**	3,891,741	**—**	—
Total domestic operations	**99,864,848**	96,413,567	**75,642,694**	72,211,563

9. LOANS, ADVANCES AND FINANCING (CONT'D.)

(i) Loans, advances and financing analysed by their economic purposes are as follows (Cont'd.):

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Overseas operations:				
Singapore	**14,987,617**	12,624,627	**14,987,617**	12,624,627
United States of America	**407,307**	416,435	**407,307**	416,435
United Kingdom	**142,283**	114,549	**142,283**	114,549
Hong Kong	**1,330,594**	1,485,905	**1,330,594**	1,485,905
Brunei	**265,031**	273,461	**265,031**	273,461
Vietnam	**262,077**	234,410	**262,077**	234,410
Cambodia	**69,249**	62,418	**69,249**	62,418
China	**385,743**	165,797	**385,743**	165,797
Papua New Guinea	**29,535**	29,174	**—**	—
Philippines	**404,837**	502,129	**—**	—
Indonesia	**58,062**	74,909	**—**	—
	18,342,335	15,983,814	**17,849,901**	15,377,602
	118,207,183	112,397,381	**93,492,595**	87,589,165

(ii) The maturity structure of loans, advances and financing is as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Maturity within one year	**48,436,728**	45,571,121	**44,305,659**	41,725,706
One year to three years	**10,837,391**	11,581,574	**6,023,639**	6,309,731
Three years to five years	**14,821,650**	14,833,099	**8,350,988**	8,362,349
After five years	**44,111,414**	40,411,587	**34,812,309**	31,191,379
	118,207,183	112,397,381	**93,492,595**	87,589,165

9. LOANS, ADVANCES AND FINANCING (CONT'D.)

(iii) Movements in the non-performing loans, advances and financing (including interest and income receivables) are as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Gross balance at beginning of year	**13,037,159**	13,531,560	**9,799,074**	10,164,558
Classified during the year	**6,962,093**	6,813,140	**5,481,905**	5,230,950
Recovered/regularised during the year	**(5,646,100)**	(5,907,386)	**(4,217,085)**	(4,427,425)
Amount written off	**(1,907,297)**	(861,557)	**(1,526,796)**	(707,352)
Converted to investment securities	**(220,440)**	(582,047)	**(135,379)**	(486,046)
Exchange differences and expenses debited to customers' accounts	**48,841**	43,449	**56,962**	24,389
Gross balance at end of year	**12,274,256**	13,037,159	**9,458,681**	9,799,074
Less:				
– Specific provision	**(3,624,130)**	(4,541,801)	**(2,688,326)**	(3,405,370)
– Interest/income-in-suspense	**(1,891,555)**	(1,892,670)	**(1,396,440)**	(1,433,206)
Net balance	**6,758,571**	6,602,688	**5,373,915**	4,960,498
Gross loans, advances and financing	**118,207,183**	112,397,381	**93,492,595**	87,589,165
Add: Islamic loans sold to Cagamas	**466,374**	552,609	**114,380**	127,268
	118,673,557	112,949,990	**93,606,975**	87,716,433
Less:				
– Specific provision	**(3,624,130)**	(4,541,801)	**(2,688,326)**	(3,405,370)
– Interest/income-in-suspense	**(1,891,555)**	(1,892,670)	**(1,396,440)**	(1,433,206)
Net loans, advances and financing (including Islamic loans sold to Cagamas)	**113,157,872**	106,515,519	**89,522,209**	82,877,857
Ratio of net non-performing loans	**5.97%**	6.20%	**6.00%**	5.99%

9. LOANS, ADVANCES AND FINANCING (CONT'D.)

(iv) Movements in the provision for bad and doubtful debts and interest/income-in-suspense are as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Specific provision				
Balance at beginning of year	**4,541,801**	4,626,185	**3,405,370**	3,570,503
Provision made during the year	**2,265,460**	2,732,478	**1,069,534**	1,461,355
Amount written back in respect of recoveries	**(1,586,062)**	(1,802,044)	**(491,056)**	(708,535)
Amount written off	**(1,379,029)**	(573,207)	**(1,085,909)**	(512,830)
Transfer to general provision	**(11,428)**	(2,384)	**(11,801)**	(3,360)
Transfer to provision for diminution in value of investments	**(147,056)**	(277,788)	**(129,844)**	(224,577)
Transfer to provision for restructured/ rescheduled loans and financing	**(63,893)**	(176,216)	**(76,227)**	(176,216)
Exchange differences	**4,337**	14,777	**8,259**	(970)
Balance at end of year	**3,624,130**	4,541,801	**2,688,326**	3,405,370
General provision				
Balance at beginning of year	**3,474,440**	3,282,202	**2,590,235**	2,455,641
Provision made during the year	**179,835**	192,220	**84,768**	130,586
Amount written back	**(47,147)**	(2,464)	**—**	—
Transfer from specific provision	**11,428**	2,384	**11,801**	3,360
Exchange differences	**2,451**	98	**2,613**	648
Balance at end of year	**3,621,007**	3,474,440	**2,689,417**	2,590,235
As a percentage of total loans (including Islamic loans sold to Cagamas, less specific provision and interest/ income-in-suspense)	**3.20%**	3.26%	**3.00%**	3.13%
As a percentage of total risk-weighted assets, excluding deferred tax assets	**2.92%**	2.96%	**2.81%**	2.87%

9. LOANS, ADVANCES AND FINANCING (CONT'D.)

(iv) Movements in the provision for bad and doubtful debts and interest/income-in-suspense are as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Interest/income-in-suspense				
Balance at beginning of year	**1,892,670**	1,729,794	**1,433,206**	1,266,496
Provision made during the year	**1,094,638**	1,184,699	**800,800**	824,842
Amount written back in respect of recoveries	**(607,847)**	(595,820)	**(410,380)**	(376,631)
Amount written off	**(492,562)**	(341,904)	**(440,887)**	(194,522)
Transfer to provision for diminution in value of investments	**(14,882)**	(42,722)	**(5,535)**	(32,188)
Transfer from/(to) interest/income-in-suspense for restructured/rescheduled loans and financing	**14,851**	(54,662)	**14,851**	(54,662)
Exchange differences	**4,687**	13,285	**4,385**	(129)
Balance at end of year	**1,891,555**	1,892,670	**1,396,440**	1,433,206

(v) Included in loans, advances and financing of the Group and the Bank are bankers' acceptances sold under repurchase agreements amounting to RM3,085,811,500 (2003: RM2,129,338,154).

10. OTHER ASSETS

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Interest receivable	**476,818**	430,734	**416,198**	366,494
Other debtors, deposits and prepayments	**1,412,120**	1,452,387	**357,093**	316,634
Foreclosed properties	**117,270**	96,926	**54,689**	57,283
Investment properties	**70,219**	68,544	—	—
	2,076,427	2,048,591	**827,980**	740,411

11. STATUTORY DEPOSITS WITH CENTRAL BANKS

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
With Bank Negara Malaysia	**3,122,298**	2,918,304	**2,406,000**	2,236,000
With other Central Banks	**521,901**	403,334	**449,634**	385,399
	3,644,199	3,321,638	**2,855,634**	2,621,399

The non-interest-bearing statutory deposits maintained with Bank Negara Malaysia are in compliance with Section 37(1)(c) of the Central Bank of Malaysia Act, 1958 (Revised 1994), the amounts of which are determined as set percentages of total eligible liabilities. The statutory deposits of the foreign branches and subsidiaries are denominated in foreign currencies and maintained with the Central Banks of respective countries, in compliance with the applicable legislations.

12. INVESTMENT IN SUBSIDIARIES

	Bank	
	2004 RM'000	2003 RM'000
Unquoted shares, at cost		
– In Malaysia	**1,518,057**	1,518,110
– Outside Malaysia	**693,974**	693,405
	2,212,031	2,211,515
Less: Provision for diminution in value	**(342,802)**	(342,802)
	1,869,229	1,868,713

12. INVESTMENT IN SUBSIDIARIES (CONT'D.)

Details of the subsidiaries are as follows:

Name of Company	Principal Activities	Country of Incorporation	Issued and Paid-up Share Capital 2004	Issued and Paid-up Share Capital 2003	Effective Interest 2004 %	Effective Interest 2003 %
Banking						
PT Bank Maybank Indocorp[8]	Banking	Indonesia	**493,819,000,000[1]**	493,819,000,000[1]	**93.9**	93.9
Maybank International (L) Ltd.	Offshore banking	Malaysia	**10,000,000[2]**	10,000,000[2]	**100.0**	100.0
Maybank (PNG) Limited[9]	Banking	Papua New Guinea	**5,000,000[3]**	5,000,000[3]	**100.0**	100.0
Maybank Philippines, Incorporated[8]	Banking	Philippines	**3,147,156,390[4]**	3,147,156,390[4]	**99.97**	99.97
Finance						
Mayban Finance Berhad	Finance	Malaysia	**551,250,000**	551,250,000	**100.0**	100.0
MFSL Limited	Under member's voluntary liquidation	Singapore	**12,000,000[5]**	12,000,000[5]	**100.0**	100.0
Sifin Berhad	Ceased operations	Malaysia	**100,000,000**	100,000,000	**100.0**	100.0
Aseamlease Berhad	Leasing	Malaysia	**20,000,000**	20,000,000	**100.0**	100.0
Mayban Allied Credit & Leasing Sdn. Bhd.	Financing	Malaysia	**10,000,000**	10,000,000	**100.0**	100.0
Aseam Credit Sdn. Bhd.	Hire purchase	Malaysia	**20,000,000**	20,000,000	**100.0**	100.0
Mayban Factoring Berhad	Factoring	Malaysia	**2,000,000**	2,000,000	**100.0**	100.0
Insurance						
Mayban Fortis Holdings Berhad	Investment holding	Malaysia	**170,570,000**	170,570,000	**70.0**	70.0
Mayban Life Assurance Bhd.	Life insurance	Malaysia	**100,000,000**	100,000,000	**62.0**	62.0
Mayban Life International (Labuan) Ltd	Offshore life insurance	Malaysia	**3,500,000[2]**	3,500,000[2]	**62.0[10]**	43.4
Mayban General Assurance Berhad	General insurance	Malaysia	**178,171,233**	178,171,233	**64.8**	64.8
Mayban Takaful Berhad	Takaful insurance	Malaysia	**35,000,000**	35,000,000	**70.0**	70.0

12. INVESTMENT IN SUBSIDIARIES (CONT'D.)

Name of Company	Principal Activities	Country of Incorporation	Issued and Paid-up Share Capital		Effective Interest	
			2004	2003	2004 %	2003 %
Investment Banking						
Aseambankers Malaysia Berhad	Merchant banking	Malaysia	**50,116,000**	50,116,000	**75.0**	75.0
Mayban Securities (Holdings) Sendirian Berhad	Investment holding	Malaysia	**162,000,000**	162,000,000	**100.0**	100.0
Mayban Securities Sendirian Berhad	Stock broking	Malaysia	**124,000,000**	124,000,000	**100.0**	100.0
Mayban Discount Berhad	Discount house	Malaysia	**45,000,000**	45,000,000	**92.5**	92.5
Mayban Futures Sdn. Bhd.	Ceased operations in the financial year	Malaysia	**10,000,000**	10,000,000	**100.0**	100.0
Mayban Securities (HK) Limited [8]	Stockbroking	Hong Kong	**30,000,000** [6]	30,000,000 [6]	**100.0**	100.0
Mayban Securities (Jersey) Limited [9]	Investment holding	United Kingdom	**2** [7]	2 [7]	**100.0**	100.0
PhileoAllied Securities (Philippines) Inc. [8]	Stockbroking	Philippines	**21,875,000** [4]	21,875,000 [4]	**100.0**	100.0
Budaya Tegas Sdn. Bhd.	Under member's voluntary liquidation	Malaysia	**2**	2	**100.0**	100.0
Asset Management/Trustees/Custody						
Mayban Property Trust Management Berhad	Ceased operations	Malaysia	**5,000,000**	5,000,000	**100.0**	100.0
Mayban Unit Trust Berhad *(formerly known as Mayban Management Berhad)*	Unit trust fund management	Malaysia	**4,000,000**	4,000,000	**93.8**	93.8
Mayban International Trust (Labuan) Berhad	Dormant	Malaysia	**150,000**	150,000	**100.0**	100.0

12. INVESTMENT IN SUBSIDIARIES (CONT'D.)

Name of Company	Principal Activities	Country of Incorporation	Issued and Paid-up Share Capital 2004	Issued and Paid-up Share Capital 2003	Effective Interest 2004 %	Effective Interest 2003 %
Asset Management/Trustees/Custody (Cont'd.)						
Mayban Offshore Corporate Services (Labuan) Sdn. Bhd.	Dormant	Malaysia	**2**	2	**100.0**	100.0
Mayban Trustees Berhad	Trustee services	Malaysia	**500,000**	500,000	**100.0**	100.0
Mayban Ventures Sdn. Bhd.	Venture capital	Malaysia	**14,000,000**	14,000,000	**92.5**	92.5
Mayban Venture Capital Company Sdn. Bhd.	Venture capital	Malaysia	**2**	2	**100.0**	100.0
RPB Venture Capital Corporation[8]	Venture capital	Philippines	**8,560,000**[4]	8,560,000[4]	**60.0**	60.0
Mayban-JAIC Capital Management Sdn. Bhd.	Investment advisory and administration services	Malaysia	**2,000,000**	2,000,000	**47.2**	47.2
Mayban Investment Management Sdn. Bhd.	Fund management	Malaysia	**5,000,000**	5,000,000	**90.4**	90.4
Philmay Property, Inc.[8]	Property leasing and trading	Philippines	**100,000,000**[4]	100,000,000[4]	**60.0**	60.0
Mayban (Nominees) Sendirian Berhad	Nominee services	Malaysia	**31,000**	31,000	**100.0**	100.0
Mayban Nominees (Tempatan) Sdn. Bhd.	Nominee services	Malaysia	**10,000**	10,000	**100.0**	100.0
Mayban Nominees (Asing) Sdn. Bhd.	Nominee services	Malaysia	**10,000**	10,000	**100.0**	100.0
Mayban Nominees (Singapore) Private Limited[8]	Nominee services	Singapore	**60,000**[5]	60,000[5]	**100.0**	100.0
Mayban Nominees (HongKong) Limited[8]	Nominee services	Hong Kong	**3**[6]	3[6]	**100.0**	100.0
Aseam Malaysia Nominees (Tempatan) Sdn. Bhd.	Nominee services	Malaysia	**10,000**	10,000	**75.0**	75.0
Aseam Malaysia Nominees (Asing) Sdn. Bhd.	Nominee services	Malaysia	**10,000**	10,000	**75.0**	75.0

12. INVESTMENT IN SUBSIDIARIES (CONT'D.)

Name of Company	Principal Activities	Country of Incorporation	Issued and Paid-up Share Capital		Effective Interest	
			2004	2003	2004 %	2003 %
Asset Management/Trustees/Custody (Cont'd.)						
Mayfin Nominees (Tempatan) Sdn. Bhd.	Nominee services	Malaysia	**10,000**	10,000	**100.0**	100.0
Mayban Securities Nominees Sdn. Bhd.	Under member's voluntary liquidation	Malaysia	**10,000**	10,000	**100.0**	100.0
Mayban Securities Nominees (Tempatan) Sdn. Bhd.	Nominee services	Malaysia	**10,000**	10,000	**100.0**	100.0
Mayban Securities Nominees (Asing) Sdn. Bhd.	Nominee services	Malaysia	**10,000**	10,000	**100.0**	100.0
AFMB Nominees (Tempatan) Sdn. Bhd.	Nominee services	Malaysia	**10,000**	10,000	**100.0**	100.0
Mayban Allied Berhad	Investment holding	Malaysia	**753,908,638**[11]	704,000,000	**100.0**	100.0
Anfin Berhad	Dormant	Malaysia	**106,000,000**	106,000,000	**100.0**	100.0
Mayban Allied Nominees (Tempatan) Sdn. Bhd.	Under member's voluntary liquidation	Malaysia	**40,000**	40,000	**100.0**	100.0
Mayban Allied Nominees (Asing) Sdn. Bhd.	Under member's voluntary liquidation	Malaysia	**10,000**	10,000	**100.0**	100.0
Mayban Allied Property Holdings Sdn. Bhd.	Dormant	Malaysia	**2,000,000**	2,000,000	**100.0**	100.0
PhileoAllied Trustee Berhad	Under member's voluntary liquidation	Malaysia	**150,000**	150,000	**100.0**	100.0
Maysec (Ipoh) Sdn. Bhd.	Under member's voluntary liquidation	Malaysia	**100,000,000**	100,000,000	**100.0**	100.0
Maysec Nominees (Asing) Sdn. Bhd.[9]	Under member's voluntary liquidation	Malaysia	**2**	2	**100.0**	100.0

12. INVESTMENT IN SUBSIDIARIES (CONT'D.)

Name of Company	Principal Activities	Country of Incorporation	Issued and Paid-up Share Capital		Effective Interest	
			2004	2003	2004 %	2003 %
Asset Management/Trustees/Custody (Cont'd.)						
Maysec Nominees (Tempatan) Sdn. Bhd.[9]	Under member's voluntary liquidation	Malaysia	**2**	2	**100.0**	100.0
Mayban Pacific Nominees (Asing) Sdn. Bhd.	Under member's voluntary liquidation	Malaysia	**2**	2	**100.0**	100.0
Mayban Pacific Nominees (Tempatan) Sdn. Bhd.	Under member's voluntary liquidation	Malaysia	**10,000**	10,000	**100.0**	100.0
Mayban P.B. Holdings Sdn. Bhd.	Property investment	Malaysia	**1,000,000**	1,000,000	**100.0**	100.0
Mayban Property (PNG) Limited[9]	Property investment	Papua New Guinea	**2**[3]	2[3]	**100.0**	100.0
Kerlipan Bersinar Sdn. Bhd.[9]	Investment holding	Malaysia	**7,946,679**	7,946,679	**72.7**	72.7
Inter-City MPC (M) Sdn. Bhd.[9]	Mail processing services	Malaysia	**7,200,000**	7,200,000	**72.7**	72.7

Note:

(1) Indonesia Rupiah (IDR)
(2) United States Dollars (USD)
(3) Papua New Guinea Kina (Kina)
(4) Philippines Peso (Peso)
(5) Singapore Dollars (SGD)
(6) Hong Kong Dollars (HKD)
(7) Great Britain Pound (GBP)
(8) Audited by firms affiliated with Ernst & Young
(9) Audited by firms of auditors other than Ernst & Young
(10) Increase as a result of additional interest acquired by Mayban Life Assurance Berhad, a subsidiary of the Bank (Note 46(b))
(11) Increase as a result of capitalisation of pre-acquisition retained profits by way of bonus issue in the subsidiary

13. INVESTMENT IN ASSOCIATES

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Unquoted shares, at cost	**12,720**	12,720	**9,740**	9,740
Exchange differences	**1,861**	1,892	**—**	—
Share of post-acquisition reserves	**4,326**	2,689	**—**	—
	18,907	17,301	**9,740**	9,740

Represented by the Group's share of:		
Net tangible assets	**18,907**	17,301

Details of the associates are as follows:

Name of Company	Effective Interest 2004	Effective Interest 2003	Country of Incorporation	Principal Activities
Computer Recovery Centre Sdn. Bhd.	**45%**	45%	Malaysia	Computer disaster recovery services
UzbekLeasing International A. O.	**35%**	35%	Uzbekistan	Leasing
Philmay Holding, Inc.	**33%**	33%	Philippines	Investment holding
Baiduri Securities Sdn. Bhd.	**39%**	39%	Brunei	Under members' voluntary liquidation
TX 123 Sdn. Bhd.	**50%**	50%	Malaysia	E-commerce business
Pelaburan Hartanah Nasional Berhad	**30%**	30%	Malaysia	Property trust

14. PROPERTY, PLANT AND EQUIPMENT

Group	*Properties	Office Furniture, Fittings, Equipment and Renovations	Computers and Peripherals	Electrical and Security Equipment	Motor Vehicles	Buildings-in Progress	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Cost							
Balance at 1 July 2003	1,211,432	662,973	953,733	149,291	18,603	38,947	3,034,979
Additions	2,790	20,913	77,452	2,033	1,396	54,720	159,304
Disposals	(8,859)	(6,812)	(6,426)	(332)	(303)	(9)	(22,741)
Write-offs	—	(28,353)	(5,696)	(3,677)	(561)	—	(38,287)
Transfers	7,818	48,958	23	2,029	—	(61,284)	(2,456)
Exchange differences	996	972	2,236	124	(78)	—	4,250
Balance at 30 June 2004	**1,214,177**	**698,651**	**1,021,322**	**149,468**	**19,057**	**32,374**	**3,135,049**
Accumulated Depreciation and Impairment Losses							
Balance at 1 July 2003							
Accumulated depreciation	212,683	528,591	746,180	110,317	13,297	—	1,611,068
Accumulated impairment losses	3,938	—	—	—	—	—	3,938
	216,621	528,591	746,180	110,317	13,297	—	1,615,006
Charge for the year (Note 29)	20,894	54,732	94,524	7,885	2,610	—	180,645
Impairment loss (Note 29)	233	4	—	—	—	—	237
Disposals	(1,375)	(3,623)	(3,964)	(306)	(915)	—	(10,183)
Write-offs	—	(28,197)	(5,590)	(3,649)	(2)	—	(37,438)
Transfers	—	(31)	—	—	—	—	(31)
Exchange differences	1,079	801	1,979	80	52	—	3,991
Balance at 30 June 2004	**237,452**	**552,277**	**833,129**	**114,327**	**15,042**	**—**	**1,752,227**

14. PROPERTY, PLANT AND EQUIPMENT (CONT'D.)

Group (Cont'd.)	*Properties	Office Furniture, Fittings, Equipment and Renovations	Computers and Peripherals	Electrical and Security Equipment	Motor Vehicles	Buildings-in Progress	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Analysed as:							
Accumulated depreciation	233,281	552,273	833,129	114,327	15,042	—	1,748,052
Accumulated impairment losses	4,171	4	—	—	—	—	4,175
	237,452	552,277	833,129	114,327	15,042	—	1,752,227
Net Book Value							
At 30 June 2004	**976,725**	**146,374**	**188,193**	**35,141**	**4,015**	**32,374**	**1,382,822**
At 30 June 2003	994,811	134,382	207,553	38,974	5,306	38,947	1,419,973
Details at 1 July 2002							
Cost	1,204,630	625,366	852,741	145,532	53,786	23,713	2,905,768
Accumulated depreciation	195,351	498,039	688,248	103,500	44,039	—	1,529,177
Depreciation charge for 2003 (Note 29)	22,028	56,837	88,610	8,269	3,121	—	178,865
Amount written off (Note 29)							
At 30 June 2004	**—**	**156**	**106**	**28**	**559**	**—**	**849**
At 30 June 2003	—	737	33	361	—	—	1,131

14. PROPERTY, PLANT AND EQUIPMENT (CONT'D.)

*** Properties consist of:**

Group (Cont'd.)	Freehold Land	Buildings on Freehold Land	Leasehold Land Less Than 50 Years	Leasehold Land 50 Years or More	Buildings on Leasehold Land Less Than 50 Years	Buildings on Leasehold Land 50 Years or More	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Cost							
Balance at 1 July 2003	101,189	430,390	10,101	103,858	113,830	452,064	1,211,432
Additions	1,606	205	—	23	2	954	2,790
Disposals	(3,491)	(3,508)	(515)	(196)	(727)	(422)	(8,859)
Transfers	4,462	2,556	—	1,983	(2,049)	866	7,818
Exchange differences	172	529	466	—	(1,261)	1,090	996
Balance at 30 June 2004	**103,938**	**430,172**	**10,052**	**105,668**	**109,795**	**454,552**	**1,214,177**
Accumulated Depreciation and Impairment Losses							
Balance at 1 July 2003							
Accumulated depreciation	—	116,715	3,102	11,297	21,625	59,944	212,683
Accumulated impairment losses	—	3,864	—	—	—	74	3,938
	—	120,579	3,102	11,297	21,625	60,018	216,621
Charge for the year	—	8,506	194	1,274	746	10,174	20,894
Impairment loss	—	140	—	—	93	—	233
Disposals	—	(1,034)	(51)	(25)	(91)	(174)	(1,375)
Exchange differences	—	299	—	1,828	100	(1,148)	1,079
Balance at 30 June 2004	**—**	**128,490**	**3,245**	**14,374**	**22,473**	**68,870**	**237,452**

14. PROPERTY, PLANT AND EQUIPMENT (CONT'D.)

*** Properties consist of:**

Group (Cont'd.)	Freehold Land	Buildings on Freehold Land	Leasehold Land Less Than 50 Years	Leasehold Land 50 Years or More	Buildings on Leasehold Land Less Than 50 Years	Buildings on Leasehold Land 50 Years or More	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Analysed as:							
Accumulated depreciation	—	124,486	3,245	14,374	22,380	68,796	233,281
Accumulated impairment losses	—	4,004	—	—	93	74	4,171
	—	128,490	3,245	14,374	22,473	68,870	237,452
Net Book Value							
At 30 June 2004	**103,938**	**301,682**	**6,807**	**91,294**	**87,322**	**385,682**	**976,725**
At 30 June 2003	101,189	309,811	6,999	92,561	92,205	392,046	994,811
Details at 1 July 2002							
Cost	103,202	432,238	10,143	104,258	120,488	434,301	1,204,630
Accumulated depreciation	—	112,437	2,921	10,156	20,399	49,438	195,351
Depreciation charge for 2003	—	8,566	200	1,171	1,775	10,316	22,028

14. PROPERTY, PLANT AND EQUIPMENT (CONT'D.)

Bank	*Properties	Office Furniture, Fittings, Equipment and Renovations	Computers and Peripherals	Electrical and Security Equipment	Motor Vehicles	Buildings-in Progress	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Cost							
Balance at 1 July 2003	904,321	438,111	794,525	98,853	9,922	38,740	2,284,472
Additions	979	17,825	68,657	1,635	845	54,234	144,175
Disposals	(2,932)	(5,045)	(5,939)	(317)	(559)	—	(14,792)
Write-offs	—	(24,039)	(2,315)	(3,577)	—	—	(29,931)
Transfers	10,143	49,077	23	2,029	—	(61,272)	—
Exchange differences	1,782	1,105	2,134	98	67	—	5,186
Balance at 30 June 2004	**914,293**	**477,034**	**857,085**	**98,721**	**10,275**	**31,702**	**2,389,110**
Accumulated Depreciation							
Balance at 1 July 2003	177,861	358,784	615,748	88,401	6,882	—	1,247,676
Charge for the year (Note 29)	16,386	36,415	80,834	3,535	1,447	—	138,617
Disposals	(720)	(2,435)	(3,476)	(291)	(612)	—	(7,534)
Write-offs	—	(23,925)	(2,291)	(3,570)	—	—	(29,786)
Exchange differences	796	908	1,703	56	36	—	3,499
Balance at 30 June 2004	**194,323**	**369,747**	**692,518**	**88,131**	**7,753**	**—**	**1,352,472**
Net Book Value							
At 30 June 2004	**719,970**	**107,287**	**164,567**	**10,590**	**2,522**	**31,702**	**1,036,638**
At 30 June 2003	726,460	79,327	178,777	10,452	3,040	38,740	1,036,796

14. PROPERTY, PLANT AND EQUIPMENT (CONT'D.)

Bank	*Properties	Office Furniture, Fittings, Equipment and Renovations	Computers and Peripherals	Electrical and Security Equipment	Motor Vehicles	Buildings-in Progress	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Details at 1 July 2002							
Cost	904,650	407,836	696,513	94,903	30,952	23,273	2,158,127
Accumulated depreciation	161,454	341,385	566,579	85,203	26,709	—	1,181,330
Depreciation charge for 2003 (Note 29)	16,506	32,599	73,216	3,712	1,175	—	127,208
Amount written off (Note 29)							
At 30 June 2004	**—**	**114**	**24**	**7**	**—**	**—**	**145**
At 30 June 2003	—	215	—	4	—	—	219

14. PROPERTY, PLANT AND EQUIPMENT (CONT'D.)

*** Properties consist of:**

Bank (Cont'd.)	Freehold Land	Buildings on Freehold Land	Leasehold Land Less Than 50 Years	Leasehold Land 50 Years or More	Buildings on Leasehold Land Less Than 50 Years	Buildings on Leasehold Land 50 Years or More	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Cost							
Balance at 1 July 2003	67,406	356,467	7,699	73,145	57,209	342,395	904,321
Additions	—	—	—	23	2	954	979
Disposals	(1,044)	(1,270)	—	(196)	—	(422)	(2,932)
Transfers	4,462	2,556	—	1,983	276	866	10,143
Exchange differences	172	137	466	—	(20)	1,027	1,782
Balance at 30 June 2004	**70,996**	**357,890**	**8,165**	**74,955**	**57,467**	**344,820**	**914,293**
Accumulated Depreciation							
Balance at 1 July 2003	—	102,932	2,537	9,458	12,942	49,992	177,861
Charge for the year	—	7,156	156	858	260	7,956	16,386
Disposals	—	(521)	—	(25)	—	(174)	(720)
Exchange differences	—	59	—	1,828	91	(1,182)	796
Balance at 30 June 2004	**—**	**109,626**	**2,693**	**12,119**	**13,293**	**56,592**	**194,323**
Net Book Value							
At 30 June 2004	**70,996**	**248,264**	**5,472**	**62,836**	**44,174**	**288,228**	**719,970**
At 30 June 2003	67,406	253,535	5,162	63,687	44,267	292,403	726,460
Details at 1 July 2002							
Cost	68,466	357,063	7,741	72,959	55,422	342,999	904,650
Accumulated depreciation	—	95,927	2,400	8,707	12,625	41,795	161,454
Depreciation charge for 2003	—	7,155	156	751	348	8,096	16,506

15. DEPOSITS FROM CUSTOMERS

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Demand deposits	**23,472,718**	19,362,900	**22,850,926**	19,212,212
Savings deposits	**22,175,092**	20,046,047	**20,356,877**	18,195,404
Fixed deposits	**72,410,709**	68,960,725	**52,390,449**	48,830,798
Negotiable instruments of deposits	**5,307,423**	1,165,057	**1,270,625**	598,887
	123,365,942	109,534,729	**96,868,877**	86,837,301

(i) The maturity structure of fixed deposits and negotiable instruments of deposits are as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Due within six months	**60,954,806**	55,001,757	**39,972,160**	37,207,017
Six months to one year	**14,741,009**	12,576,868	**12,430,074**	10,274,566
One year to three years	**1,475,255**	2,245,554	**907,992**	1,661,805
Three years to five years	**366,119**	300,864	**330,805**	286,217
After five years	**180,943**	739	**20,043**	80
	77,718,132	70,125,782	**53,661,074**	49,429,685

(ii) The deposits are sourced from the following customers:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Business enterprises	**54,758,525**	45,735,587	**40,966,747**	33,514,277
Individuals	**60,000,360**	48,883,483	**52,297,622**	43,848,874
Others	**8,607,057**	14,915,659	**3,604,508**	9,474,150
	123,365,942	109,534,729	**96,868,877**	86,837,301

16. DEPOSITS AND PLACEMENTS OF BANKS AND OTHER FINANCIAL INSTITUTIONS

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Licensed banks	**9,516,899**	9,293,612	**10,091,985**	9,353,988
Licensed finance companies	**342,118**	324,189	**400,815**	574,055
Licensed merchant banks	**78,140**	1,524	**76,931**	548
Licensed discount houses	**479,250**	148,820	**479,250**	108,820
Other financial institutions	**4,081,799**	3,904,387	**3,128,356**	2,758,344
	14,498,206	13,672,532	**14,177,337**	12,795,755

17. OTHER LIABILITIES

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Interest payable	**597,825**	618,172	**516,673**	520,015
Provision for outstanding claims	**193,866**	200,834	**—**	—
Unearned premium reserves	**90,042**	91,906	**—**	—
Provision for commitments and contingencies	**991**	300	**—**	—
Profit equalisation reserves (IBS operations)	**167,108**	65,549	**134,311**	42,372
Provisions and accruals	**528,112**	478,245	**399,270**	338,340
Due to brokers and clients	**93,787**	126,165	**—**	—
Deposits and other creditors	**1,501,665**	1,516,210	**765,696**	747,094
	3,173,396	3,097,381	**1,815,950**	1,647,821

17. OTHER LIABILITIES (CONT'D.)

Movements in provisions are as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
For outstanding claims:				
Balance at beginning of year	**200,834**	226,671	**—**	—
Provision made during the year	**88,585**	76,228	**—**	—
Utilised during the year	**(96,240)**	(112,400)	**—**	—
Net assets of insurance business acquired	**—**	9,412	**—**	—
Exchange differences	**687**	923	**—**	—
Balance at end of year	**193,866**	200,834	**—**	—
For commitments and contingencies:				
Balance at beginning of year	**300**	300	**—**	—
Provision made during the year	**691**	—	**—**	—
Balance at end of year	**991**	300	**—**	—

18. RECOURSE OBLIGATION ON LOANS SOLD TO CAGAMAS

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
At 1 July 2003/2002	**6,661,965**	6,394,409	**2,289,153**	2,270,149
Amount sold during the year	**2,060,880**	1,821,199	**1,060,835**	521,066
Repayment forwarded	**(2,190,799)**	(1,553,643)	**(638,870)**	(502,062)
At 30 June 2004/2003	**6,532,046**	6,661,965	**2,711,118**	2,289,153

This relates to proceeds received from conventional housing loans and hire purchase loans sold directly to Cagamas Berhad with recourse to the Bank and its finance subsidiary, Mayban Finance Berhad. Under the agreement, the Bank and the finance subsidiary undertake to administer the loans on behalf of Cagamas Berhad and to buy back any loans which are regarded as defective based on pre-determined and agreed-upon prudential criteria.

19. PROVISION FOR TAXATION AND ZAKAT

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Taxation	**926,456**	784,314	**789,516**	642,157
Zakat	**5,874**	5,332	**484**	479
	932,330	789,646	**790,000**	642,636

20. DEFERRED TAX

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
At 1 July 2003/2002	**(1,102,220)**	(1,043,866)	**(855,546)**	(792,302)
Recognised in the income statement (net) (Note 34)	**(141,688)**	(57,376)	**(133,816)**	(63,244)
Transfer to provision for taxation	**(7,866)**	—	—	—
Exchange differences	**937**	(978)	—	—
At 30 June 2004/2003	**(1,250,837)**	(1,102,220)	**(989,362)**	(855,546)

Presented after appropriate offsetting as follows:				
Deferred tax assets, net	**(1,261,643)**	(1,110,840)	**(989,362)**	(855,546)
Deferred tax liabilities, net	**10,806**	8,620	—	—

Deferred tax assets and liabilities are offset when there is a legally enforceable rights to set-off current tax assets against current tax liabilities and when the deferred income taxes relates to the same fiscal authority.

20. DEFERRED TAX (CONT'D.)

The components and movements of deferred tax assets and liabilities during the financial year prior to offsetting are as follows:

Deferred Tax Assets of the Group:

	Loan Loss and Provisions and Interest/ Income Suspended	Provision for Diminution in Value of Investments and Amortisation of Premiums	Provision for Liabilities	Other Temporary Differences	Total
	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 July 2003	(992,933)	(69,800)	(75,332)	(22,210)	(1,160,275)
Recognised in the income statement	(22,057)	(70,199)	(13,603)	(36,877)	(142,736)
Transferred to provision for taxation	—	8,238	—	—	8,238
Exchange differences	—	—	—	982	982
At 30 June 2004	**(1,014,990)**	**(131,761)**	**(88,935)**	**(58,105)**	**(1,293,791)**
At 1 July 2002	(928,799)	(71,646)	(71,383)	(24,288)	(1,096,116)
Recognised in the income statement	(64,134)	1,846	(3,949)	3,040	(63,197)
Exchange differences	—	—	—	(962)	(962)
At 30 June 2003	(992,933)	(69,800)	(75,332)	(22,210)	(1,160,275)

20. DEFERRED TAX (CONT'D.)

Deferred Tax Liabilities of the Group:

	Accelerated Capital Allowance RM'000	Accretion of Discounts on Investments RM'000	Other Temporary Differences RM'000	Total RM'000
At 1 July 2003	33,077	16,307	8,671	58,055
Recognised in the income statement	(970)	492	1,526	1,048
Transferred to provision for taxation	—	(16,104)	—	(16,104)
Exchange differences	(47)	2	—	(45)
At 30 June 2004	**32,060**	**697**	**10,197**	**42,954**
At 1 July 2002	30,991	11,253	10,006	52,250
Recognised in the income statement	2,086	5,054	(1,319)	5,821
Exchange differences	—	—	(16)	(16)
At 30 June 2003	33,077	16,307	8,671	58,055

20. DEFERRED TAX (CONT'D.)

Deferred Tax Assets of the Bank:

	Loan Loss and Provisions and Interest/ Income Suspended	Provision for Diminution in Value of Investments and Amortisation of Premiums	Provision for Liabilities	Other Temporary Differences	Total
	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 July 2003	(741,340)	(61,421)	(60,457)	(11,864)	(875,082)
Recognised in income statement	(27,771)	(69,984)	(12,890)	(25,743)	(136,388)
At 30 June 2004	**(769,111)**	**(131,405)**	**(73,347)**	**(37,607)**	**(1,011,470)**
At 1 July 2002	(687,580)	(63,504)	(56,341)	—	(807,425)
Recognised in income statement	(53,760)	2,083	(4,116)	(11,864)	(67,657)
At 30 June 2003	(741,340)	(61,421)	(60,457)	(11,864)	(875,082)

Deferred Tax Liabilities of the Bank:

	Accelerated Capital Allowance	Accretion of Discounts on Investments	Total
	RM'000	RM'000	RM'000
At 1 July 2003	19,536	—	19,536
Recognised in the income statement	2,572	—	2,572
At 30 June 2004	**22,108**	**—**	**22,108**
At 1 July 2002	15,061	62	15,123
Recognised in the income statement	4,475	(62)	4,413
At 30 June 2003	19,536	—	19,536

20. DEFERRED TAX (CONT'D.)

Deferred tax assets have not been recognised in respect of the following items:

	Group	
	2004 RM'000	2003 RM'000
Unutilised tax losses	**96,088**	231,334
Unabsorbed capital allowances	**4,099**	615
Loan loss and provisions and interest suspended	**36,824**	47,248
Others	**9,191**	12,688
	146,202	291,885

The unutilised tax losses and unabsorbed capital allowances are available for offset against future taxable profits of the respective subsidiaries in which those items arose. Deferred tax assets have not been recognised in respect of those items as they may not be used to offset taxable profits of other subsidiaries in the Group. They have arisen in subsidiaries that have past losses of which the deferred tax assets are recognised to the extent that future taxable profits will be available.

21. SUBORDINATED OBLIGATIONS

	Group and Bank	
	2004 RM'000	2003 RM'000
USD250 million subordinated notes due in 2005	**950,000**	950,000
RM610 million subordinated bonds due in 2011	**610,000**	610,000
USD380 million subordinated notes due in 2012	**1,444,000**	1,444,000
	3,004,000	3,004,000

On 27 September 1995, the Bank issued USD250 million nominal value Subordinated Notes through its New York Branch. The Notes bear interest of 7.125% per annum payable semi-annually in arrears in March and September each year and are due in September 2005. The Notes will, subject to the prior consent of Bank Negara Malaysia, be redeemable in whole but not in part, at the option of the Bank in the event of changes affecting taxation in Malaysia as described under "Terms and Conditions of the Notes – Optional Redemption upon the Imposition of Taxation".

21. SUBORDINATED OBLIGATIONS (CONT'D.)

On 16 May 2001, the Bank issued RM610 million nominal value Subordinated Bonds with a fixed coupon rate of 5.65% per annum payable semi-annually in arrears in November and May each year, subject to the revision of interest explained below and are due in May 2011. The Bank may, subject to the prior consent of Bank Negara Malaysia, redeem the Bonds, in whole but not in part, any time on or after the 5th year from Issue Date at 100% of the principal amount together with accrued interest. Should the Bank decide not to exercise its call option on the first permissible call date, then the coupon rate will be stepped up to 6.65% per annum from the beginning of the 6th year to the final maturity date.

On 6 June 2002, the Bank issued USD380 million nominal value Subordinated Notes with a fixed coupon rate of 6.125% per annum payable semi-annually in arrears in January and July each year, subject to the revision of interest explained below and are due in July 2012. The Bank may, subject to the prior consent of Bank Negara Malaysia, redeem the Notes, in whole but not in part, any time on or after the 5th year from issue date at 100% of the principal amount together with accrued interest. Should the Bank decide not to exercise its call option on the first permissible call date, then the coupon rate will be revised to an equivalent to 3.23% above the US Treasury Rate per annum from the beginning of the 6th year to the final maturity date.

All the Notes and Bonds above constitute unsecured liabilities of the Bank and are subordinated to the senior indebtedness of the Bank in accordance with the respective terms and conditions of their issues and qualify as Tier 2 capital for the purpose of determining the capital adequacy ratio of the Bank.

22. SHARE CAPITAL

	Number of Ordinary Shares of RM1 Each		Amount	
	2004 '000	2003 '000	2004 RM'000	2003 RM'000
Authorised:				
At 1 July 2003/2002 and 30 June 2004/2003	**4,000,000**	4,000,000	**4,000,000**	4,000,000
Issued and fully paid:				
At 1 July 2003/2002	**3,589,465**	3,550,181	**3,589,465**	3,550,181
Bonus issue appropriated from retained profits	**1,111**	8,867	**1,111**	8,867
Shares issued under the Maybank Group Employee Share Option Scheme	**9,596**	30,417	**9,596**	30,417
At 30 June 2004/2003	**3,600,172**	3,589,465	**3,600,172**	3,589,465



22. **SHARE CAPITAL (CONT'D.)**

During the year, the Bank increased its issued and paid-up capital from RM3,589,464,821 to RM3,600,171,921 via issuance of 9,596,000 new ordinary shares of RM1 each to eligible persons who exercised their options under the previous Maybank Group Employee Share Option Scheme (ESOS) for cash. The corresponding bonus shares issued under the bonus entitlement (arising from the bonus issue of new ordinary shares granted by the Bank during the financial year 2002 on the basis of one (1) new ordinary share for every two (2) existing ordinary shares held, for the existing options granted prior to the cut-off date of the bonus issue, 18 October 2001, each option holder was entitled to 1 additional bonus share for every 2 existing options held when the options were exercised) when the options were exercised amounted to RM1,111,100.

The previous ESOS expired on 22 June 2003 and the balance of unutilised options over the ordinary shares and bonus entitlement lapsed on the same day.

The Board of Directors recommended a Proposed ESOS on 1 August 2003 after the expiry of the previous ESOS. The Proposed ESOS were approved by the Securities Commission (SC) and Bank Negara Malaysia vide their letters dated 17 November 2003 and 19 January 2004 respectively. The Bank later obtained the SC's approval vide its letter dated 17 May 2004 for an extension of time until 31 December 2004 to implement the Proposed ESOS.

The Bank has subsequently on 27 May 2004 proposed to revise, inter-alia, certain terms of the Proposed ESOS to incorporate recent changes to the SC's Policies and Guidelines on Issue/Offer of Securities and the Listing Requirements of Bursa Malaysia Securities Berhad. The proposed changes to the Proposed ESOS entails, inter-alia, participation of non-executive directors, and increase in the maximum number of ordinary shares of RM1 each in the Bank available for the Proposed ESOS from ten percent (10%) to fifteen percent (15%) of the total number of issued and paid-up ordinary capital of the Bank at any point of time during the duration of the scheme. Other principal features of the revised Proposed ESOS are as follows:

(a) The employees eligible to participate in the revised Proposed ESOS must be employed and on the payroll of the Bank and its subsidiaries for a continuous period of at least twenty four (24) months including service during the probation period and is confirmed in service;

(b) The non-executive directors eligible to participate in the revised Proposed ESOS must have been a Non-Executive Director of the Group for a continuous period of at least twenty four (24) months;

22. SHARE CAPITAL (CONT'D.)

(c) The revised Proposed ESOS shall be in force for a period of five (5) years from its commencement and no further options under the proposed scheme will be granted thereafter unless the shareholders of the Bank in a general meeting agree to continue with the revised Proposed ESOS for a further period of five (5) years with or without variations, and subject to the approvals of relevant authorities, provided that the duration of the revised Proposed ESOS including any extension, if any, shall not exceed a total period of ten (10) years from its commencement;

(d) The new ordinary shares in the Bank to be allotted upon any exercise of options under the proposed scheme will upon allotment rank pari passu in all aspects with the then existing ordinary shares in the Bank, except that the new ordinary shares so issued will not rank for any dividends or other distribution declared, made or paid to shareholders prior to the date of allotment of such new ordinary shares, and will be subject to all the provisions of the Article of Association of the Bank relating to transfer, transmission and otherwise; and

(e) The subscription price shall be at a discount, within the limit allowed by the relevant authorities from time to time and shall be decided by the ESOS Committee at its discretion, to the weighted average market price of the shares as shown in the daily official list issued by Bursa Malaysia Securities Berhad for the five (5) market days immediately preceding the date of offer, but shall in no event be less than the par value of the shares.

The Bank has obtained approval-in-principle of Bursa Malaysia Securities Berhad vide its letter dated 24 June 2004 for the listing of such number of new ordinary shares to be issued pursuant to the exercise of options granted under the revised Proposed ESOS at any time during the existence of the revised Proposed ESOS.

The approval from Bank Negara Malaysia for the revised Proposed ESOS has been obtained subsequent to the financial year end on 14 July 2004.

The revised Proposed ESOS has been approved by the shareholders in an Extraordinary General Meeting on 11 August 2004. The shareholders have also approved the resolution for the increase in the authorised ordinary share capital from RM4,000,000,000 to RM10,000,000,000 by the creation of an additional 6,000,000,000 new ordinary shares of RM1 each in the same meeting.

23. RESERVES

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Non-distributable:				
Share premium	**500,566**	444,672	**500,566**	444,672
Statutory reserves	**4,274,198**	3,746,207	**3,636,325**	3,113,225
Capital reserve	**15,250**	15,250	**—**	—
Exchange fluctuation reserve	**38,188**	42,082	**79,936**	66,987
	4,828,202	4,248,211	**4,216,827**	3,624,884
Distributable:				
Retained profits (Note 24)	**6,195,062**	5,647,557	**4,282,034**	4,062,078
Total reserves	**11,023,264**	9,895,768	**8,498,861**	7,686,962

The statutory reserves are maintained in compliance with the requirements of Bank Negara Malaysia and certain Central Banks of the respective countries in which the Group and the Bank operate and is not distributable as cash dividends.

The capital reserve of the Group arose from the capitalisation of bonus issue in certain subsidiaries in previous years.

24. RETAINED PROFITS

As at 30 June 2004, the Bank has tax exempt profits available for distribution of approximately RM436,546,000 (2003: RM366,024,000) before the proposed final dividend in respect of the current financial year ended 30 June 2004, subject to the agreement of the Inland Revenue Board.

The Bank has sufficient tax credit under Section 108 of the Income Tax Act, 1967 and the balance in the tax exempt income account to frank the payment of dividends out of its entire retained profits as at 30 June 2004.

25. OPERATING REVENUE

Operating revenue of the Group comprises all types of revenue derived from the businesses of banking, finance company, general and life insurance (including takaful), stock broking, discount house, leasing and factoring, trustee and nominee services, unit trust fund management, asset management and venture capital but excluding all transactions between related companies.

Operating revenue of the Bank comprises gross interest income (after adding back net interest/income suspended), fee and commission income, investment income, gross dividends, income from Islamic Banking Scheme operations and other income derived from banking operations.

26. INTEREST INCOME

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Loans, advances and financing	**5,852,166**	6,072,994	**4,226,935**	4,364,015
Money at call and deposit placements with financial institutions	**941,425**	799,611	**863,104**	756,629
Dealing securities	**42,200**	54,338	**17,166**	11,289
Investment securities	**991,125**	848,397	**746,875**	617,964
Others	**29,547**	37,716	**—**	—
	7,856,463	7,813,056	**5,854,080**	5,749,897
Amortisation of premiums less accretion of discounts	**(67,746)**	(44,756)	**(93,494)**	(57,629)
Net interest/income suspended	**(452,433)**	(563,568)	**(364,115)**	(426,404)
	7,336,284	7,204,732	**5,396,471**	5,265,864

27. INTEREST EXPENSE

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Deposits and placements of banks and other financial institutions	**417,281**	404,669	**362,728**	366,014
Deposits from other customers	**2,296,919**	2,340,003	**1,720,396**	1,730,862
Loans sold to Cagamas	**294,492**	301,255	**117,476**	106,109
Floating rate certificates of deposits	**4,141**	13,591	**4,141**	13,591
Subordinated notes	**156,838**	156,932	**156,838**	156,932
Subordinated bonds	**34,559**	34,465	**34,559**	34,465
Others	**12,848**	39,202	**5,061**	7,193
	3,217,078	3,290,117	**2,401,199**	2,415,166

28. NON-INTEREST INCOME

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Fee income:				
Commission	**404,772**	323,978	**432,541**	337,172
Service charges and fees	**426,319**	341,448	**328,918**	272,267
Guarantee fees	**84,334**	93,729	**79,510**	89,832
Underwriting fees	**8,235**	3,056	**2,807**	198
Brokerage income	**68,323**	25,669	**—**	—
Other fee income	**29,891**	26,580	**18,653**	17,484
	1,021,874	814,460	**862,429**	716,953

28. NON-INTEREST INCOME (CONT'D.)

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Investment income:				
Net (loss)/gain from sale of dealing securities	**(45,924)**	42,427	**(3,562)**	(2,667)
Net gain on disposal of investment securities	**179,025**	157,478	**143,735**	126,895
	133,101	199,905	**140,173**	124,228
Gross dividends from:				
Investment securities				
– Quoted outside Malaysia	**1,630**	—	—	—
– Quoted in Malaysia	**16,642**	17,472	**12,665**	2,127
– Unquoted outside Malaysia	**138**	1,059	**138**	101
– Unquoted in Malaysia	**3,334**	22,496	**1,804**	13,930
Subsidiaries in Malaysia	—	—	**587,867**	1,237,715
Associated companies	—	—	**1,350**	1,350
	21,744	41,027	**603,824**	1,255,223
Write back of provision/(provision) for diminution in value of investment securities (net)	**20,961**	17,959	**16,146**	(661)
Provision for diminution in value of investment in subsidiaries	—	—	—	(184,660)
	20,961	17,959	**16,146**	(185,321)
Other income:				
Foreign exchange profit	**289,460**	173,141	**282,951**	170,258
Net premiums written	**212,049**	198,731	—	—
Rental income	**7,090**	6,439	**10,422**	12,290
Gain on disposal of property, plant and equipment	**8,029**	16,299	**7,593**	11,439
Gain on disposal of foreclosed properties	**1,051**	1,203	**73**	—
Other operating income	**25,071**	37,234	**41,494**	32,608
Other non-operating income	**60,288**	63,640	**12,544**	20,732
	603,038	496,687	**355,077**	247,327
	1,800,718	1,570,038	**1,977,649**	2,158,410

29. OVERHEAD EXPENSES

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Personnel expenses (Note 30)	**1,273,594**	1,149,222	**974,371**	864,022
Establishment costs	**511,600**	473,835	**412,325**	363,493
Marketing costs	**138,754**	112,725	**114,555**	84,669
Administration and general expenses	**667,340**	600,335	**484,974**	416,497
	2,591,288	2,336,117	**1,986,225**	1,728,681

	Group 2004	Group 2003	Bank 2004	Bank 2003
Included in overhead expenses are:				
Directors' fees and remuneration (Note 31)	**10,722**	10,324	**4,287**	3,920
Rental of leasehold land and premises	**79,403**	71,690	**59,770**	55,792
Hire of equipment	**6,342**	6,632	**4,856**	4,976
Lease of equipment	**—**	6,971	**155**	730
Auditors' remuneration				
– statutory audit fees	**3,076**	3,124	**2,263**	2,274
– other fees	**543**	771	**482**	664
Provision for doubtful debts of other debtors	**6,474**	21,083	**1,655**	7,921
Depreciation of property, plant and equipment (Note 14)	**180,645**	178,865	**138,617**	127,208
Impairment loss (Note 14)	**237**	346	**—**	—
Loss on disposal of property, plant and equipment	**520**	3,514	**—**	—
Property, plant and equipment written off (Note 14)	**849**	1,131	**145**	219

30. PERSONNEL EXPENSES

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Salaries and wages	**1,022,445**	876,630	**789,536**	708,382
Social security cost	**7,699**	7,742	**5,463**	5,266
Pension cost – defined contribution plan	**146,154**	128,511	**112,223**	99,348
Other staff related expenses	**97,296**	136,339	**67,149**	51,026
	1,273,594	1,149,222	**974,371**	864,022

31. DIRECTORS' FEES AND REMUNERATION

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Directors of the Bank:				
Executive directors:				
Salary and other remuneration, including meeting allowance	**1,755**	1,597	**1,587**	1,469
Bonuses	**1,010**	750	**1,010**	750
Pension cost – defined contribution plan	**459**	381	**459**	381
Benefits-in-kind	**242**	82	**242**	82
	3,466	2,810	**3,298**	2,682
Non-executive directors:				
Fees	**1,078**	1,167	**657**	757
Other remuneration	**821**	823	**574**	563
Benefits-in-kind	**59**	59	**59**	59
	1,958	2,049	**1,290**	1,379

31. DIRECTORS' FEES AND REMUNERATION (CONT'D.)

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Directors of the Subsidiaries:				
Executive directors:				
Salary and other remuneration, including meeting allowance	**3,768**	3,675	—	—
Bonuses	**740**	878	—	—
Pension cost – defined contribution plan	**341**	406	—	—
Benefits-in-kind	**423**	303	—	—
	5,272	5,262	—	—
Non-executive directors:				
Fees	**459**	393	—	—
Other remuneration	**291**	254	—	—
	750	647	—	—
Total	**11,446**	10,768	**4,588**	4,061
Total (excluding benefits-in-kind)	**10,722**	10,324	**4,287**	3,920

The remuneration attributable to the President/Chief Executive Officer of the Bank including benefits-in-kind during the year amounted to RM1,523,144 (2003: RM1,241,563).

The total directors' fees and remuneration of the Group above has excluded the amount of RM719,547 (2003: RM538,663) which has been allocated to the life, general takaful and family takaful funds.

31. DIRECTORS' FEES AND REMUNERATION (CONT'D.)

	Group	
	2004 RM'000	2003 RM'000
Number of directors of the Bank whose remuneration falls into the following bands:		
Number of executive directors:		
Above RM1,000,000	**1**	1
RM950,000 to RM1,000,000	**1**	—
RM900,000 to RM950,000	**1**	—
RM800,001 to RM850,000	**—**	1
RM750,001 to RM800,000	**—**	1
	3	3
Number of non-executive directors:		
RM650,001 to RM700,000	**1**	1
RM250,000 to RM300,000	**1**	—
RM200,001 to RM250,000	**3**	3
RM150,001 to RM200,000	**1**	1
RM100,001 to RM150,000	**1**	3
RM50,001 to RM100,000	**1**	—
	8	8
	11	11

32. LOAN AND FINANCING LOSS AND PROVISIONS

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Provision for bad and doubtful debts and financing:				
– Specific (net)	**679,398**	930,434	**578,478**	752,820
– General	**132,688**	189,756	**84,768**	130,586
Bad debts and financing:				
– Written off	**43,558**	7,074	**13,928**	5,548
– Recovered	**(355,075)**	(215,416)	**(234,507)**	(94,125)
	500,569	911,848	**442,667**	794,829
Written back on recoveries of amounts receivable from Danaharta	**(5,207)**	—	**(4,671)**	—
	495,362	911,848	**437,996**	794,829

33. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

The Bank's significant transactions and balances with related parties are as follows:

	Bank	
	2004 RM'000	2003 RM'000
Transactions with subsidiaries and associates:		
Income:		
Interest on deposits	**62,878**	74,094
Interest on loans and advances	**745**	40,358
Dividend income	**589,217**	1,239,065
Rental of premises	**2,568**	6,186
Other income	**66,118**	39,383
	721,526	1,399,086

33. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONT'D.)

	Bank	
	2004 RM'000	2003 RM'000
Transactions with subsidiaries and associates (Cont'd.):		
Expenditure:		
Interest on deposits	**7,848**	20,216
Other expenses	**18,413**	19,824
Subscription fee paid to an associate	**5,192**	4,997
	31,453	45,037
Other transactions:		
Acquisition of unquoted private debt securities with face value of RM570,000,000 (2003: RM1,015,000,000) from a subsidiary	**525,814**	1,020,844
Acquisition of an investment with carrying value of RM114,473,284 from a subsidiary as part of the settlement of a loan (after an interest waiver of RM15,893,303) owed by the subsidiary in the previous financial year	—	145,068
Transaction with other related party:		
Professional fees paid to a firm which the spouse of an executive director is a partner	**1,016**	2,691

The directors are of the opinion that all the transactions above have been entered into in the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

33. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONT'D.)

Transaction with other related party (Cont'd.):

Included in the balance sheet of the Bank are amounts due from/(to) subsidiaries and an associate represented by the following:

	Bank	
	2004 RM'000	2003 RM'000
Amounts due from subsidiaries:		
Current accounts and deposits	**1,683,264**	4,644,877
Loans, advances and financing	**16,394**	93,051
Interest and other receivable on deposits	**146,660**	84,626
	1,846,318	4,822,554
Amounts due to subsidiaries:		
Current accounts and deposits	**(3,798,743)**	(2,635,288)
Interest payable on deposits	**(24,563)**	(22,495)
	(3,823,306)	(2,657,783)
Deposits by an associate	**3,750**	8,902

34. TAXATION AND ZAKAT

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Tax expense for the year:				
Malaysian income tax	**1,047,033**	799,644	**920,522**	896,935
Foreign tax	**51,791**	39,082	**46,622**	37,339
Less: Double taxation relief	**(42,833)**	(32,295)	**(42,271)**	(31,055)
	1,055,991	806,431	**924,873**	903,219
Over provision in respect of prior years:				
Malaysian income tax	**(27,406)**	(187,220)	**—**	(157,365)
	1,028,585	619,211	**924,873**	745,854
Deferred tax (Note 20):				
Relating to originating and reversal of temporary differences (net)	**(124,021)**	(57,376)	**(118,798)**	(63,244)
Overprovision in prior years	**(17,667)**	—	**(15,018)**	—
	(141,688)	(57,376)	**(133,816)**	(63,244)
Share of tax in associates	**744**	431	**—**	—
	887,641	562,266	**791,057**	682,610
Zakat	**869**	983	**247**	237
	888,510	563,249	**791,304**	682,847

Domestic income tax is calculated at the Malaysian statutory tax rate of 28% (2003: 28%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

34. TAXATION AND ZAKAT (CONT'D.)

A reconciliation of income tax expense applicable to profit before taxation at the statutory income tax rate to income tax expense at the effective income tax rate of the Group and of the Bank is as follows:

Group	2004	2003
	RM'000	RM'000
Profit before taxation	**3,358,597**	2,619,674
Taxation at Malaysian statutory tax rate of 28% (2003: 28%)	**940,407**	733,509
Effect of different tax rates in other tax jurisdictions	**(19,382)**	(12,201)
Effect of income not subject to tax	**(10,815)**	(11,778)
Effect of expenses not deductible for tax purposes	**51,100**	50,455
Effect of utilisation of previously unrecognised tax losses and capital allowances	**(30,153)**	(23,168)
Deferred Tax assets not recognised during the year	**1,557**	12,669
Over provision in deferred tax in prior years	**(17,667)**	—
Over provision in prior years	**(27,406)**	(187,220)
Tax expense for the year	**887,641**	562,266
Bank		
Profit before taxation	**2,883,375**	2,737,899
Taxation at Malaysian statutory tax rate of 28% (2003: 28%)	**807,345**	766,612
Effect of different tax rates in other countries	**4,351**	6,284
Effect of income not subject to tax	**(23,719)**	(5,689)
Effect of expenses not deductible for tax purposes	**18,098**	72,768
Over provision in deferred tax in prior years	**(15,018)**	—
Over provision in prior years	**—**	(157,365)
Tax expense for the year	**791,057**	682,610

34. TAXATION AND ZAKAT (CONT'D.)

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Tax savings recognised during the year arising from:				
Utilisation of previously unrecognised tax losses	**32,088**	23,072	**—**	—
Utilisation of current year absorbed capital allowance	**4,809**	5,690	**—**	—
Utilisation of unabsorbed capital allowances previously not recognised	**2,587**	4,092	**—**	—

35. EARNINGS PER SHARE

The basic and diluted EPS of the Group and the Bank are calculated by dividing the net profit for the year by the weighted average number of ordinary shares in issue during the financial year.

	Group		Bank	
	2004	2003	2004	2003
Net profit for the year (RM'000)	**2,424,511**	1,996,489	**2,092,071**	2,055,052
Weighted average number of ordinary shares in issue ('000)	**3,600,171**	3,569,377	**3,600,171**	3,569,377
Basic and diluted EPS (sen)	**67.3**	55.9	**58.1**	57.6

The weighted average number of ordinary shares in issue for the previous financial year ended 30 June 2003 has been adjusted for the effects of the shares issued under the ESOS bonus entitlement (see Note 22) during the year for comparative purposes.

As at the balance sheet date of the current financial year, there is no outstanding arrangement which can potentially give rise to material and dilutive ordinary shares.

36. DIVIDENDS

	Group and Bank		Net Dividend Per Share	
	2004 RM'000	2003 RM'000	2004 Sen	2003 Sen
Interim dividend of 10% (2003: 10%) less 28% taxation	**259,212**	257,396	**7.2**	7.2
Special dividend of 25% (2003: Nil) less 28% taxation	**648,031**	—	**18.0**	—
Interim tax exempt dividend of Nil% (2003: 25%)	—	893,737	—	25.0
Final dividend of 7% less 28% taxation in respect of year ended 30 June 2002	—	179,156	—	5.0
Final dividend of 17% less 28% taxation in respect of year ended 30 June 2003	**440,661**	—	**12.2**	—
	1,347,904	1,330,289	**37.4**	37.2

At the Annual General Meeting, the final dividend in respect of the financial year ended 30 June 2003 of 17% less 28% taxation on 3,600,171,921 ordinary shares, amounting to a dividend of RM440,661,043 (12.2 sen net per share) was approved by the shareholders and is accounted for in the shareholders' equity as an appropriation of retained profits in the financial year ended 30 June 2004.

At the forthcoming Annual General Meeting, a final dividend in respect of the financial year ended 30 June 2004 of 25% less 28% taxation on 3,600,171,921 ordinary shares, amounting to a dividend payable of RM648,030,946 (18.0 sen net per ordinary share) will be proposed for shareholders' approval. The financial statements for the current financial year do not reflect this proposed dividend. Such dividend, if approved by the shareholders, will be accounted for in equity as an appropriation of retained profits in the next financial year ending 30 June 2005.

37. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to their customers. No material losses are anticipated as a result of these transactions.

Risk-weighted exposures of the Bank and its subsidiaries as at 30 June, are as follows:

	2004		2003	
	Principal RM'000	Credit Equivalent RM'000	Principal RM'000	Credit Equivalent RM'000
Group				
Direct credit substitutes	**5,001,641**	**5,001,641**	4,730,987	4,730,987
Certain transaction-related contingent items	**6,148,365**	**3,074,182**	5,572,629	2,786,315
Short-term self-liquidating trade related contingencies	**9,175,025**	**1,835,005**	5,762,397	1,152,479
Islamic housing and hire purchase loans sold to Cagamas Berhad	**466,374**	**466,374**	552,609	552,609
Obligations under underwriting agreements	**1,205,999**	**603,000**	1,013,610	505,055
Obligations arising out of rediscounting of bankers' acceptances	—	—	8,278	331
Irrevocable commitments to extend credit:				
- Maturity within one year	**31,752,801**	—	33,298,081	—
- Maturity exceeding one year	**5,020,827**	**2,510,418**	4,509,141	2,254,571
Foreign exchange related contracts:				
- Less than one year	**21,417,468**	**281,949**	13,700,376	174,810
- One year to less than five years	**1,227,109**	**21,306**	1,064,920	26,370
- Five years and above	—	—	82,463	22,101
Interest rate related contracts:				
- Less than one year	**2,007,854**	**15,226**	1,166,295	6,233
- One year to less than five years	**5,526,783**	**301,410**	3,794,351	475,999
- Five years and above	**1,182,018**	**104,463**	1,212,167	152,219
Miscellaneous	**2,244,595**	—	2,058,768	—
	92,376,859	**14,214,974**	78,527,072	12,840,079



37. COMMITMENTS AND CONTINGENCIES (CONT'D.)

Risk weighted exposures of the Bank and its subsidiaries as at 30 June, are as follows (Cont'd.):

	2004		2003	
	Principal RM'000	Credit Equivalent RM'000	Principal RM'000	Credit Equivalent RM'000
Bank				
Direct credit substitutes	**3,445,070**	**3,445,070**	3,161,733	3,161,733
Certain transaction-related contingent items	**6,139,622**	**3,069,811**	5,565,332	2,782,666
Short-term self-liquidating trade related contingencies	**9,158,506**	**1,831,701**	5,742,188	1,148,438
Islamic housing loans sold to Cagamas Berhad	**114,380**	**114,380**	127,268	127,268
Obligations under underwriting agreements	**344,013**	**172,006**	776,878	388,439
Irrevocable commitments to extend credit:				
- Maturity within one year	**30,816,965**	**—**	32,323,256	—
- Maturity exceeding one year	**3,595,083**	**1,797,542**	3,084,131	1,542,066
Foreign exchange related contracts:				
- Less than one year	**21,415,585**	**281,949**	13,036,744	164,877
- One year to less than five years	**1,208,094**	**21,306**	1,064,920	26,370
- Five years and above	**—**	**—**	82,463	22,101
Interest rate related contracts:				
- Less than one year	**2,007,854**	**15,226**	1,166,295	6,233
- One year to less than five years	**5,254,708**	**296,450**	3,794,351	475,999
- Five years and above	**1,167,018**	**103,463**	1,212,167	152,129
Miscellaneous	**2,242,382**	**—**	2,056,076	—
	86,909,280	**11,148,904**	73,193,802	9,998,319

The Bank and certain subsidiaries are contingently liable in respect of Islamic housing loans sold to Cagamas Berhad on the condition that they undertake to administer the loans on behalf of Cagamas Berhad and to buy back any loans which are regarded as defective based on pre-determined and agreed-upon prudential criteria.

37. COMMITMENTS AND CONTINGENCIES (CONT'D.)

Foreign exchange and interest rate related contracts are subject to market risk and credit risk. Principal amounts of the foreign exchange related contracts and interest rate related contracts are as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Foreign exchange related contracts:				
– Forward and futures contracts	**8,422,825**	6,167,092	**8,401,927**	6,165,646
– Swaps	**14,221,752**	8,680,667	**14,221,752**	8,018,481
Interest rate related contracts:				
– Forward and futures contracts	**24,956**	38,000	**13,000**	38,000
– Swaps	**8,684,640**	6,134,813	**8,416,580**	6,134,813
	31,354,173	21,020,572	**31,053,259**	20,356,940

Market risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions.

Credit risk

Credit risk arises from the possibility that a counterparty may be unable to meet the terms of a contract in which the Bank and certain subsidiaries have a gain position. This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

As at 30 June, the amounts of market risk and credit risk are as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Market risk				
Amount of contracts which were not hedged and hence, exposed to market risk	**76,182**	84,426	**76,182**	84,426
Credit risk				
Amount of credit risk, measured in terms of cost to replace the profitable contracts	**52,643**	69,896	**52,643**	55,962

38. FINANCIAL RISK MANAGEMENT POLICIES

Risk Management is a critical pillar of the Group's operating model, complementing the other two pillars, which are customer sector and support and services sector. As part of the Group's strategy to integrate the management and control of risks across the various risk segments, a dedicated Board committee known as the Risk Management Committee was established. The Committee is responsible for formulating policies and the oversight of the key risks faced by the Group including credit, market, liquidity and operational risks with the objective of containing the negative impact to the Group's earnings should losses arise from exposures to these risks.

The broad principles that underpin the risk management process at the Group are as follows:

(a) The risk management approach is premised on three lines of defence – Risk Taking Units, Risk Control Units which are under Group Risk Management, and Internal Audit.

(b) The Risk Taking Units are responsible for the day-to-day management of risks inherent in their business activities while the Risk Control Units are responsible for setting the risk management framework and developing tools and methodologies for the identification, measurement, monitoring, control and pricing of risks. Complementing this is Internal Audit which provides independent assurance of the effectiveness of the risk management approach.

(c) Group Risk Management provides risk oversight for the major risk categories including credit risk, market risk, liquidity risk, operational risk and other industry-specific risks.

(d) Group Risk Management ensures that core policies of the Group are consistent, sets the risk tolerance level and facilitates the implementation of an integrated risk-adjusted measurement framework.

(e) Group Risk Management is functionally and organisationally independent of the customer sectors and other risk takers in the Group.

(f) The Board of Directors through the Risk Management Committee maintains overall responsibility for risk oversight within the Group.

(g) Group Risk Management is responsible for the execution of various risk policies and related decisions of the Board.

38. FINANCIAL RISK MANAGEMENT POLICIES (CONT'D.)

The followings are the key risk areas that the Group encounters:

(a) Credit Risk Management

In discharging this responsibility, Group Credit Risk Unit is primarily involved in managing and enhancing asset quality, formulating and reviewing credit policies as well as the documentation/compilation of credit policies and procedures for adherence. Group Credit Risk also sets and reviews concentration limits according to various categories such as single customer groups, economic segments, product types, banks and countries, and overseas credit portfolio risk.

(b) Market Risk Management

Group Market Risk Unit continually evaluates risk arising from adverse movements in market prices or rates and monitors compliance to approved policies and risk limits. Market risk profiles are regularly reported to the various levels of management, as well as the Risk Management Committee and the Board of Directors.

Market risk controls adopted include the "Value-at-Risk" ("VaR") measurement, independent mark-to-market valuations, on-line tracking of various risk limits for trading positions, stress testing of portfolios, back testing of risk models and new product introduction guidelines.

(c) Liquidity Risk Management

The primary mechanism and tool for monitoring liquidity is the cash flow behaviour of the Bank. This framework ascertains liquidity based on the contractual and behavioural cash flow of assets, liabilities and off-balance sheet commitments, taking into consideration the realisable cash value of eligible liquid assets.

The Group maintains a minimum level of liquid assets although there is no such regulatory requirement. These assets are maintained in the form of cash and marketable debt securities that are issued by both sovereigns and triple-A rate private entities.

(d) Operational Risk Management

The Risk Taking Units (including the support units) are primary parties responsible for the management of day-to-day operational risk inherent in their respective business and functional areas. While Group Operational Risk Unit is responsible for the second line of defence, Group Internal Audit acts as the third line of defence by overseeing compliance in respect of day-to-day management of operational risks at the Risk Taking Units and providing independent assessments regarding the overall effectiveness of the operational risk management framework.

Further information on the framework and the principles for the management of risks of the Group are disclosed in the annual report.

39. INTEREST RATE RISK

The Group and Bank are exposed to various risk associated with the effects of fluctuations in the prevailing levels of market interest rates on the financial position and cash flows. Interest rate risk exposure is identified, measured, monitored and controlled through limits and procedures set by the Asset and Liability Management Committee ("ALCO") to protect total net interest income from changes in market interest rates.

The table below summarises the Group's and Bank's exposure to interest rate risk. The table indicates effective average interest rates at the balance sheet date and the periods in which the financial instruments reprice or mature, whichever is earlier.

Group 2004	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-interest sensitive	Total	Effective interest rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Assets									
Cash and short-term funds	16,656,570	—	—	—	—	—	6,352,510	23,009,080	2.34
Deposits and placements with banks and other financial institutions	601,925	5,116,254	613,626	32,542	50,948	—	271,495	6,686,790	2.23
Securities purchased under resale agreements	447,861	285,770	—	—	—	—	—	733,631	2.89
Dealing securities	140,868	28,519	86,139	—	15,941	28,089	1	299,557	3.34
Investment securities	2,370,154	4,316,710	1,767,088	1,232,731	10,234,239	4,574,382	4,208,116	28,703,420	3.89
Loans, advances and financing									
– performing	45,055,816	10,137,529	3,913,737	3,326,750	17,103,632	12,118,310	14,277,153	105,932,927	6.76
– non-performing*	—	—	—	—	—	—	3,137,564	3,137,564	—
Other assets	—	—	—	—	—	—	2,076,427	2,076,427	—
Other non-interest sensitive balances	—	—	—	—	—	—	6,307,571	6,307,571	—
Life, general takaful and family takaful fund assets	—	—	—	—	—	—	2,620,460	2,620,460	—
Total Assets	65,273,194	19,884,782	6,380,590	4,592,023	27,404,760	16,720,781	39,251,297	179,507,427	

39. INTEREST RATE RISK (CONT'D.)

Group (Cont'd.) 2004	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-interest sensitive	Total	Effective interest rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Liabilities and Shareholders' Equity									
Deposits from customers	57,311,992	12,431,417	8,140,437	13,259,462	1,569,671	160,900	30,492,063	123,365,942	2.34
Deposits and placements of banks and other financial institutions	4,225,866	1,358,413	782,110	159,002	2,072,098	477,213	5,423,504	14,498,206	1.85
Obligations on securities sold under repurchase agreements	6,334,774	490,847	162,410	—	—	—	—	6,988,031	2.19
Bills and acceptances payable	194,752	582,375	169,315	1,725	—	—	2,371,262	3,319,429	2.76
Recourse obligation on loans sold to Cagamas	26,486	—	391,098	338,201	5,776,261	—	—	6,532,046	4.45
Provision for taxation and zakat	—	—	—	—	—	—	932,330	932,330	—
Subordinated obligations	—	—	—	—	3,004,000	—	—	3,004,000	6.34
Other liabilities	—	—	—	—	—	—	3,173,396	3,173,396	—
Other non-interest sensitive balances	—	—	—	—	—	—	10,806	10,806	—
Life, general takaful and family takaful fund liabilities	—	—	—	—	—	—	101,491	101,491	—
Life, general takaful and family takaful policy holders' funds	—	—	—	—	—	—	2,518,969	2,518,969	—
Total Liabilities	68,093,870	14,863,052	9,645,370	13,758,390	12,422,030	638,113	45,023,821	164,444,646	

39. INTEREST RATE RISK (CONT'D.)

Group (Cont'd.) 2004	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-interest sensitive	Total	Effective interest rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Shareholders' equity	—	—	—	—	—	—	14,623,436	14,623,436	—
Minority interests	—	—	—	—	—	—	439,345	439,345	—
	—	—	—	—	—	—	15,062,781	15,062,781	
Total Liabilities and Shareholders' Equity	**68,093,870**	**14,863,052**	**9,645,370**	**13,758,390**	**12,422,030**	**638,113**	**60,086,602**	**179,507,427**	
On-balance sheet interest sensitivity gap	(2,820,676)	5,021,730	(3,264,780)	(9,166,367)	14,982,730	16,082,668	(20,835,305)	—	
Off-balance sheet interest sensitivity gap (interest rate swaps)	1,745,972	(1,290,790)	711,535	(448,548)	555,431	(1,273,600)	—	—	
Total interest sensitivity gap	**(1,074,704)**	**3,730,940**	**(2,553,245)**	**(9,614,915)**	**15,538,161**	**14,809,068**	**(20,835,305)**	**—**	
Cumulative interest rate sensitivity gap	**(1,074,704)**	**2,656,236**	**102,991**	**(9,511,924)**	**6,026,237**	**20,835,305**	**—**		

* This is arrived at after deducting the general provision, specific provision and interest/income-in-suspense from gross non-performing loans outstanding.

39. INTEREST RATE RISK (CONT'D.)

Group 2003	Up to 1 month	>1 - 3 months	>3 - 6 months	>6 - 12 months	>1 - 5 years	Over 5 years	Non-interest sensitive	Total	Effective interest rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Assets									
Cash and short-term funds	13,896,611	—	—	—	—	—	2,743,018	16,639,629	2.41
Deposits and placements with banks and other financial institutions	149,176	4,928,743	278,486	30,065	—	—	265,809	5,652,279	2.54
Securities purchased under resale agreements	585,008	—	—	—	—	—	—	585,008	1.34
Dealing securities	234,414	65,233	10,713	8,866	146,407	310,995	8	776,636	4.19
Investment securities	3,010,930	2,432,032	1,402,597	2,860,493	6,432,232	3,986,987	5,005,982	25,131,253	3.80
Loans, advances and financing									
- performing	45,574,896	8,836,220	4,300,850	2,006,017	15,698,396	11,500,441	11,362,455	99,279,275	6.78
- non-performing*	—	—	—	—	—	—	3,209,195	3,209,195	—
Other assets	—	—	—	—	—	—	2,048,591	2,048,591	—
Other non-interest sensitive balances	—	—	—	—	—	—	5,869,752	5,869,752	—
Life, general takaful and family takaful fund assets	—	—	—	—	—	—	1,763,779	1,763,779	—
Total Assets	63,451,035	16,262,228	5,992,646	4,905,441	22,277,035	15,798,423	32,268,589	160,955,397	

39. INTEREST RATE RISK (CONT'D.)

Group (Cont'd.) 2003	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-interest sensitive	Total	Effective interest rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Liabilities and Shareholders' Equity									
Deposits from customers	47,247,271	12,500,985	7,690,639	11,186,355	2,585,689	413	28,323,377	109,534,729	2.46
Deposits and placements of banks and other financial institutions	4,712,229	4,333,542	429,705	8,537	1,864,298	204,700	2,119,521	13,672,532	2.21
Obligations on securities sold under repurchase agreements	5,206,013	35,640	3,498	—	—	—	141,421	5,386,572	2.44
Bills and acceptances payable	832,552	858,892	144,069	679	—	—	1,314,798	3,150,990	2.85
Recourse obligation on loans sold to Cagamas	—	296,238	497,919	515,990	5,351,818	—	—	6,661,965	4.38
Provision for taxation and zakat	—	—	—	—	—	—	789,646	789,646	—
Subordinated obligations	—	—	—	—	3,004,000	—	—	3,004,000	6.34
Other liabilities	—	—	—	—	—	—	3,097,381	3,097,381	—
Other non-interest sensitive balances	—	—	—	—	—	—	8,620	8,620	—
Life, general takaful and family takaful fund liabilities	—	—	—	—	—	—	107,443	107,443	—
Life, general takaful and family takaful policy holders' funds	—	—	—	—	—	—	1,656,336	1,656,336	—
Total Liabilities	57,998,065	18,025,297	8,765,830	11,711,561	12,805,805	205,113	37,558,543	147,070,214	

39. INTEREST RATE RISK (CONT'D.)

Group (Cont'd.) 2003	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-interest sensitive	Total	Effective interest rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Shareholders' equity	—	—	—	—	—	—	13,485,233	13,485,233	—
Minority interests	—	—	—	—	—	—	399,950	399,950	—
	—	—	—	—	—	—	13,885,183	13,885,183	
Total Liabilities and Shareholders' Equity	57,998,065	18,025,297	8,765,830	11,711,561	12,805,805	205,113	51,443,726	160,955,397	
On-balance sheet interest sensitivity gap	5,452,970	(1,763,069)	(2,773,184)	(6,806,120)	9,471,230	15,593,310	(19,175,137)	—	
Off-balance sheet interest sensitivity gap (interest rate swaps)	97,400	(1,108,936)	(2,650,604)	135,257	3,621,883	(95,000)	—	—	
Total interest sensitivity gap	5,550,370	(2,872,005)	(5,423,788)	(6,670,863)	13,093,113	15,498,310	(19,175,137)	—	
Cumulative interest rate sensitivity gap	5,550,370	2,678,365	(2,745,423)	(9,416,286)	3,676,827	19,175,137	—		

* This is arrived at after deducting the general provision, specific provision and interest/income-in-suspense from gross non-performing loans outstanding.

39. INTEREST RATE RISK (CONT'D.)

Bank 2004	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-interest sensitive	Total	Effective interest rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Assets									
Cash and short-term funds	14,058,132	—	—	—	—	—	5,469,695	19,527,827	2.39
Deposits and placements with banks and other financial institutions	76,485	4,415,603	1,260,762	114,784	—	—	261,854	6,129,488	2.12
Securities purchased under resale agreements	437,122	285,770	—	—	—	—	—	722,892	2.89
Dealing securities	65,730	11,938	86,139	—	—	—	—	163,807	2.94
Investment securities	2,160,076	3,391,603	1,697,530	944,350	7,559,964	3,475,339	3,471,278	22,700,140	3.87
Loans, advances and financing									
– performing	42,297,811	9,012,602	2,644,087	2,627,936	9,150,644	6,457,495	11,843,339	84,033,914	6.68
– non-performing*	—	—	—	—	—	—	2,684,498	2,684,498	—
Other assets	—	—	—	—	—	—	827,980	827,980	—
Other non-interest sensitive balances	—	—	—	—	—	—	6,760,603	6,760,603	—
Total Assets	59,095,356	17,117,516	5,688,518	3,687,070	16,710,608	9,932,834	31,319,247	143,551,149	

39. INTEREST RATE RISK (CONT'D.)

Bank 2004	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-interest sensitive	Total	Effective interest rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Liabilities and Shareholders' Equity									
Deposits from customer	40,402,190	8,734,186	6,155,196	11,148,256	989,981	—	29,439,068	96,868,877	2.23
Deposits and placements of banks and other financial institutions	3,794,636	1,496,301	774,147	159,226	2,072,028	471,549	5,409,450	14,177,337	1.77
Obligations on securities sold under repurchase agreements	5,685,430	490,847	162,410	—	—	—	—	6,338,687	2.14
Bills and acceptances payable	1,135,518	1,796,394	465,938	1,725	—	—	2,346,572	5,746,147	2.78
Recourse obligation on loans sold to Cagamas	26,486	—	391,098	—	2,293,534	—	—	2,711,118	4.59
Provision for taxation and zakat	—	—	—	—	—	—	790,000	790,000	—
Subordinated obligations	—	—	—	—	3,004,000	—	—	3,004,000	6.34
Other liabilities	—	—	—	—	—	—	1,815,950	1,815,950	—
Total Liabilities	51,044,260	12,517,728	7,948,789	11,309,207	8,359,543	471,549	39,801,040	131,452,116	
Shareholders' equity	—	—	—	—	—	—	12,099,033	12,099,033	—
Total Liabilities and Shareholders' Equity	51,044,260	12,517,728	7,948,789	11,309,207	8,359,543	471,549	51,900,073	143,551,149	

39. INTEREST RATE RISK (CONT'D.)

Bank 2004	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-interest sensitive	Total	Effective interest rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
On-balance sheet interest sensitivity gap	8,051,096	4,599,788	(2,260,271)	(7,622,137)	8,351,065	9,461,285	(20,580,826)	–	
Off-balance sheet interest sensitivity gap (interest rate swaps)	1,700,972	(1,506,790)	711,535	(448,548)	801,431	(1,258,600)	–	–	
Total interest sensitivity gap	9,752,068	3,092,998	(1,548,736)	(8,070,685)	9,152,496	8,202,685	(20,580,826)	–	
Cumulative interest rate sensitivity gap	9,752,068	12,845,066	11,296,330	3,225,645	12,378,141	20,580,826	–		

* This is arrived at after deducting the general provision, specific provision and interest/income-in-suspense from gross non-performing loans outstanding.

39. INTEREST RATE RISK (CONT'D.)

Bank 2003	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-interest sensitive	Total	Effective interest rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Assets									
Cash and short-term funds	11,276,097	—	—	—	—	—	2,414,509	13,690,606	2.35
Deposits and placements with banks and other financial institutions	108,773	5,953,835	937,005	—	—	—	256,326	7,255,939	2.54
Securities purchased under resale agreements	582,003	—	—	—	—	—	—	582,003	1.33
Dealing securities	—	—	—	8,879	48,438	39,681	—	96,998	3.53
Investment securities	2,427,056	2,216,802	924,526	2,047,856	4,608,415	2,943,275	3,567,892	18,735,822	3.64
Loans, advances and financing									
– performing	43,500,169	6,869,263	3,167,094	1,844,755	7,907,687	4,976,821	9,524,303	77,790,092	6.89
– non-performing*	—	—	—	—	—	—	2,370,262	2,370,262	—
Other assets	—	—	—	—	—	—	740,411	740,411	—
Other non-interest sensitive balances	—	—	—	—	—	—	6,392,194	6,392,194	—
Total Assets	57,894,098	15,039,900	5,028,625	3,901,490	12,564,540	7,959,777	25,265,897	127,654,327	

39. INTEREST RATE RISK (CONT'D.)

Bank (Cont'd.) 2003	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-interest sensitive	Total	Effective interest rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Liabilities and Shareholders' Equity									
Deposits from customers	36,333,550	8,273,244	5,568,169	9,029,089	1,993,867	80	25,639,302	86,837,301	2.36
Deposits and placements of banks and other financial institutions	4,181,381	4,318,769	428,705	7,494	1,864,225	197,717	1,797,464	12,795,755	2.26
Obligations on securities sold under repurchase agreements	4,888,020	35,640	3,498	—	—	—	141,420	5,068,578	2.42
Bills and acceptances payable	863,581	1,358,503	246,439	1,562	—	—	1,622,571	4,092,656	2.89
Recourse obligation on loans sold to Cagamas	—	39,841	—	413,917	1,835,395	—	—	2,289,153	4.49
Provision for taxation and zakat	—	—	—	—	—	—	642,636	642,636	—
Subordinated obligations	—	—	—	—	3,004,000	—	—	3,004,000	6.34
Other liabilities	—	—	—	—	—	—	1,647,821	1,647,821	—
Total Liabilities	46,266,532	14,025,997	6,246,811	9,452,062	8,697,487	197,797	31,491,214	116,377,900	

39. INTEREST RATE RISK (CONT'D.)

Bank (Cont'd.) 2003	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-interest sensitive	Total	Effective interest rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Shareholders' equity	—	—	—	—	—	—	11,276,427	11,276,427	—
Total Liabilities and Shareholders' Equity	46,266,532	14,025,997	6,246,811	9,452,062	8,697,487	197,797	42,767,641	127,654,327	
On-balance sheet interest sensitivity gap	11,627,566	1,013,903	(1,218,186)	(5,550,572)	3,867,053	7,761,980	(17,501,744)	—	
Off-balance sheet interest sensitivity gap (interest rate swaps)	97,400	(1,108,936)	(2,650,604)	135,257	3,621,883	(95,000)	—	—	
Total interest sensitivity gap	11,724,966	(95,033)	(3,868,790)	(5,415,315)	7,488,936	7,666,980	(17,501,744)	—	
Cumulative interest rate sensitivity gap	11,724,966	11,629,933	7,761,143	2,345,828	9,834,764	17,501,744	—		

* This is arrived at after deducting the general provision, specific provision and interest/income-in-suspense from gross non-performing loans outstanding.



40. YIELD/PROFIT RATE RISK ON IBS PORTFOLIO

The Group and Bank are exposed to the risk associated with the effects of fluctuations in the prevailing levels of yield/profit rate on the financial position and cash flows of the IBS portfolio. The fluctuations in yield/profit rate can be influenced by changes in interest rates that affect the value of financial instruments under the IBS portfolio. Yield/profit rate risk is monitored and managed by the Asset and Liability Management Committee ("ALCO") to protect the income from IBS operations.

The table below summarises the Group's and Bank's exposure to yield/profit rate risk for the IBS operations. The table indicates effective average yield/profit rates at the balance sheet date and the periods in which the financial instruments either reprice or mature, whichever is earlier.

Group 2004	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-yield/ profit rate sensitive	Total	Effective yield/profit rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Assets									
Cash and short-term funds	2,912,710	—	—	—	—	—	211	2,912,921	2.70
Deposits and placements with banks and other financial institutions	—	51,200	—	—	—	—	38,370	89,570	2.83
Investment securities	542,037	517,878	424,403	287,627	1,171,335	153,599	14,350	3,111,229	3.23
Loans and financing									
– performing	370,061	1,185,785	858,322	785,014	1,399,493	9,678,478	—	14,277,153	8.31
– non-performing*	—	—	—	—	—	—	304,364	304,364	—
Other assets	—	—	—	—	—	—	25,331	25,331	—
Other non-yield/profit rate sensitive balances	—	—	—	—	—	—	203,058	203,058	—
Total Assets	3,824,808	1,754,863	1,282,725	1,072,641	2,570,828	9,832,077	585,684	20,923,626	

40. YIELD/PROFIT RATE RISK ON IBS PORTFOLIO (CONT'D.)

Group (Cont'd.) 2004	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-yield/ profit rate sensitive	Total	Effective yield/profit rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Liabilities and Islamic Banking Fund									
Deposits from customers	4,920,830	1,416,903	969,185	1,231,226	116,534	20,043	3,063,365	11,738,086	2.73
Deposits and placements of banks and other financial institutions	2,973,352	1,015,868	185,079	—	1,523	49,721	2,204	4,227,747	2.71
Bills and acceptances payable	445,935	696,624	289,437	—	—	—	1,327	1,433,323	2.70
Provision for taxation and zakat	—	—	—	—	—	—	143,497	143,497	—
Other liabilities	—	—	—	—	—	—	2,081,206	2,081,206	—
Total Liabilities	8,340,117	3,129,395	1,443,701	1,231,226	118,057	69,764	5,291,599	19,623,859	
Islamic banking fund	—	—	—	—	—	—	1,299,767	1,299,767	—
Total Liabilities and Islamic Banking Fund	8,340,117	3,129,395	1,443,701	1,231,226	118,057	69,764	6,591,366	20,923,626	
On-balance sheet yield/profit rate sensitivity gap	(4,515,309)	(1,374,532)	(160,976)	(158,585)	2,452,771	9,762,313	(6,005,682)	—	
Cumulative yield/ profit rate sensitivity gap	(4,515,309)	(5,889,841)	(6,050,817)	(6,209,402)	(3,756,631)	6,005,682	—		

* This is arrived at after deducting the general provision, specific provision and income-in-suspense from gross non-performing financing outstanding.



40. YIELD/PROFIT RATE RISK ON IBS PORTFOLIO (CONT'D.)

Group 2003	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-yield/ profit rate sensitive	Total	Effective yield/profit rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Assets									
Cash and short-term funds	359,400	—	—	—	—	—	343	359,743	1.47
Deposits and placements with banks and other financial institutions	—	85,000	42,000	—	—	—	39,471	166,471	2.88
Investment securities	713,560	919,909	580,079	367,589	400,603	205,699	14,351	3,201,790	3.30
Loans and financing									
– performing	93,769	838,829	581,953	612,448	1,753,486	7,481,970	—	11,362,455	8.07
– non-performing*	—	—	—	—	—	—	340,983	340,983	—
Other assets	—	—	—	—	—	—	38,717	38,717	—
Other non-yield/profit rate sensitive balances	—	—	—	—	—	—	108,106	108,106	—
Total Assets	1,166,729	1,843,738	1,204,032	980,037	2,154,089	7,687,669	541,971	15,578,265	
Liabilities and Islamic Banking Fund									
Deposits from customers	4,332,625	1,733,622	948,614	1,774,434	64,632	—	2,308,331	11,162,258	2.76
Deposits and placements of banks and other financial institutions	687,535	248,829	440,700	—	3,247	33,781	1,085	1,415,177	2.76
Bills and acceptances payable	197,138	177,244	207,965	—	—	—	323	582,670	2.93
Provision for taxation and zakat	—	—	—	—	—	—	102,350	102,350	—
Other liabilities	—	—	—	—	—	—	1,005,428	1,005,428	—
Total Liabilities	5,217,298	2,159,695	1,597,279	1,774,434	67,879	33,781	3,417,517	14,267,883	

40. YIELD/PROFIT RATE RISK ON IBS PORTFOLIO (CONT'D.)

Group (Cont'd.) 2003	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-yield/ profit rate sensitive	Total	Effective yield/profit rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Islamic banking fund	—	—	—	—	—	—	1,310,382	1,310,382	—
Total Liabilities and Islamic Banking Fund	5,217,298	2,159,695	1,597,279	1,774,434	67,879	33,781	4,727,899	15,578,265	
On-balance sheet yield/profit rate sensitivity gap	(4,050,569)	(315,957)	(393,247)	(794,397)	2,086,210	7,653,888	(4,185,928)	—	
Cumulative yield/ profit rate sensitivity gap	(4,050,569)	(4,366,526)	(4,759,773)	(5,554,170)	(3,467,960)	4,185,928	—		

* This is arrived at after deducting the general provision, specific provision and income-in-suspense from gross non-performing financing outstanding.

40. YIELD/PROFIT RATE RISK ON IBS PORTFOLIO (CONT'D.)

Bank 2004	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-yield/ profit rate sensitive	Total	Effective yield/profit rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Assets									
Cash and short-term funds	2,605,169	—	—	—	—	—	—	2,605,169	2.72
Deposits and placements with banks and other financial institutions	—	58,600	—	—	—	—	6,370	64,970	2.83
Investment securities	499,014	389,819	414,521	118,587	614,770	—	14,350	2,051,061	2.79
Loans and financing									
– performing	368,567	1,183,393	851,694	759,117	695,785	7,984,783	—	11,843,339	8.03
– non-performing*	—	—	—	—	—	—	338,761	338,761	—
Other assets	—	—	—	—	—	—	4,785	4,785	—
Other non-yield/profit rate sensitive balances	—	—	—	—	—	—	148,462	148,462	—
Total Assets	3,472,750	1,631,812	1,266,215	877,704	1,310,555	7,984,783	512,728	17,056,547	
Liabilities and Islamic Banking Fund									
Deposits from customers	3,829,641	1,026,862	813,590	1,095,127	108,728	20,043	3,063,365	9,957,356	2.68
Deposits and placements of banks and other financial institutions	2,746,579	1,015,802	185,079	—	1,522	49,721	2,297	4,001,000	2.71
Bills and acceptances payable	445,935	696,624	289,437	—	—	—	1,327	1,433,323	2.70
Provision for taxation and zakat	—	—	—	—	—	—	95,484	95,484	—
Other liabilities	—	—	—	—	—	—	870,100	870,100	—
Total Liabilities	7,022,155	2,739,288	1,288,106	1,095,127	110,250	69,764	4,032,573	16,357,263	

40. YIELD/PROFIT RATE RISK ON IBS PORTFOLIO (CONT'D.)

Bank (Cont'd.) 2004	Up to 1 month	>1 - 3 months	>3 - 6 months	>6 - 12 months	>1 - 5 years	Over 5 years	Non-yield/ profit rate sensitive	Total	Effective yield/profit rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Islamic banking fund	—	—	—	—	—	—	699,284	699,284	—
Total Liabilities and Islamic Banking Fund	**7,022,155**	**2,739,288**	**1,288,106**	**1,095,127**	**110,250**	**69,764**	**4,731,857**	**17,056,547**	
On-balance sheet yield/profit rate sensitivity gap	**(3,549,405)**	**(1,107,476)**	**(21,891)**	**(217,423)**	**1,200,305**	**7,915,019**	**(4,219,129)**	**—**	
Cumulative yield/profit rate sensitivity gap	**(3,549,405)**	**(4,656,881)**	**(4,678,772)**	**(4,896,195)**	**(3,695,890)**	**4,219,129**	**—**		

* This is arrived at after deducting the general provision, specific provision and income-in-suspense from gross non-performing financing outstanding.

40. YIELD/PROFIT RATE RISK ON IBS PORTFOLIO (CONT'D.)

Bank 2003	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-yield/ profit rate sensitive	Total	Effective yield/profit rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Assets									
Cash and short-term funds	207,400	—	—	—	—	—	—	207,400	1.59
Deposits and placements with banks and other financial institutions	—	85,000	42,000	—	—	—	7,472	134,472	2.88
Investment securities	546,494	771,623	424,457	186,229	185,160	—	14,350	2,128,313	2.93
Loans and financing									
– performing	93,769	838,829	581,953	601,594	730,042	6,678,116	—	9,524,303	8.12
– non-performing*	—	—	—	—	—	—	334,182	334,182	—
Other assets	—	—	—	—	—	—	10,899	10,899	—
Other non-yield/profit rate sensitive balances	—	—	—	—	—	—	76,896	76,896	—
Total Assets	847,663	1,695,452	1,048,410	787,823	915,202	6,678,116	443,799	12,416,465	
Liabilities and Islamic Banking Fund									
Deposits from customers	3,046,132	1,051,805	836,701	1,628,388	53,226	—	2,308,080	8,924,332	2.63
Deposits and placements of banks and other financial institutions	579,858	50,000	440,000	—	3,247	33,781	1,085	1,107,971	2.75
Bills and acceptances payable	382,445	326,397	207,965	—	—	—	322	917,129	2.93
Provision for taxation and zakat	—	—	—	—	—	—	69,979	69,979	—
Other liabilities	—	—	—	—	—	—	772,448	772,448	—
Total Liabilities	4,008,435	1,428,202	1,484,666	1,628,388	56,473	33,781	3,151,914	11,791,859	

40. YIELD/PROFIT RATE RISK ON IBS PORTFOLIO (CONT'D.)

Bank (Cont'd.) 2003	Up to 1 month	>1 – 3 months	>3 – 6 months	>6 – 12 months	>1 – 5 years	Over 5 years	Non-yield/ profit rate sensitive	Total	Effective yield/profit rate
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	%
Islamic banking fund	—	—	—	—	—	—	624,606	624,606	—
Total Liabilities and Islamic Banking Fund	4,008,435	1,428,202	1,484,666	1,628,388	56,473	33,781	3,776,520	12,416,465	
On-balance sheet yield/profit rate sensitivity gap	(3,160,772)	267,250	(436,256)	(840,565)	858,729	6,644,335	(3,332,721)	—	
Cumulative yield/ profit rate sensitivity gap	(3,160,772)	(2,893,522)	(3,329,778)	(4,170,343)	(3,311,614)	3,332,721	—		

* This is arrived at after deducting the general provision, specific provision and income-in-suspense from gross non-performing financing outstanding.

41. FOREIGN EXCHANGE RISK

Foreign exchange risk is the risk to earnings and value of foreign currency assets, liabilities and derivative financial instruments caused by fluctuations in foreign exchange rates.

The banking activities of providing financial products and services to customers expose the Group and the Bank to foreign exchange risk. Foreign exchange risk is managed by treasury function, and monitored by Group Risk Management against delegated limits. The Group's policy is to ensure, where appropriate and practical, that its capital is protected from foreign exchange exposures. Hedging against foreign exchange exposures is mainly to protect the real economic value, rather than to avoid the short-term accounting impact.

41. FOREIGN EXCHANGE RISK (CONT'D.)

The table below analyses the net foreign exchange positions of the Group and the Bank by major currencies, which are mainly in Ringgit Malaysia, Singapore Dollar, the Great Britain Pound, Hong Kong Dollar and US Dollar. The "Others" foreign exchange risk include mainly exposure to Euro, Japanese Yen, Renminbei, Philippines Peso, Indonesia Rupiah, Papua New Guinea Kina and Brunei Dollars.

Group 2004	Malaysian Ringgit	Singapore Dollar	Great Britain Pound	Hong Kong Dollar	United States Dollar	Others	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Assets							
Cash and short-term funds	16,248,673	262,003	66,354	8,492	5,776,362	647,196	23,009,080
Deposits and placements with banks and other financial institutions	4,092,663	105,879	55	5	2,437,085	51,103	6,686,790
Securities purchased under resale agreements	676,266	57,365	—	—	—	—	733,631
Dealing securities	182,875	—	—	—	50,461	66,221	299,557
Investment securities	22,790,877	2,138,856	—	140,701	3,363,672	269,314	28,703,420
Loans, advances and financing	86,444,484	12,840,305	12,696	258,037	8,723,368	791,601	109,070,491
Statutory deposits with Central Banks	3,122,298	412,315	—	—	20,295	89,291	3,644,199
Investment in associates	12,221	—	—	—	6,686	—	18,907
Property, plant and equipment	1,028,846	313,470	5,207	1,766	4,075	29,458	1,382,822
Other assets	1,674,739	79,943	2,819	31,048	180,017	107,861	2,076,427
Deferred tax assets	1,261,643	—	—	—	—	—	1,261,643
Life and Family Takaful fund assets	2,620,460	—	—	—	—	—	2,620,460
Total Assets	140,156,045	16,210,136	87,131	440,049	20,562,021	2,052,045	179,507,427

41. FOREIGN EXCHANGE RISK (CONT'D.)

Group 2004 (Cont'd.)	Malaysian Ringgit	Singapore Dollar	Great Britain Pound	Hong Kong Dollar	United States Dollar	Others	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Liabilities							
Deposits from customers	99,352,109	14,215,588	114,467	150,453	7,853,549	1,679,776	123,365,942
Deposits and placements of banks and other financial institutions	8,557,136	175,523	22,464	344,431	5,280,115	118,537	14,498,206
Obligations on securities sold under repurchase agreements	6,116,478	—	—	—	871,553	—	6,988,031
Bills and acceptances payable	3,157,554	33,693	—	209	122,688	5,285	3,319,429
Recourse obligation on loans sold to Cagamas	6,532,046	—	—	—	—	—	6,532,046
Provision for taxation and zakat	754,535	173,097	—	26	2,800	1,872	932,330
Subordinated obligations	610,000	—	—	—	2,394,000	—	3,004,000
Other liabilities	2,685,024	229,875	29,634	55,678	133,303	39,882	3,173,396
Deferred taxation	10,806	—	—	—	—	—	10,806
Life and Family Takaful fund liabilities	101,491	—	—	—	—	—	101,491
Life and Family Takaful policy holders' funds	2,518,969	—	—	—	—	—	2,518,969
Total Liabilities	130,396,148	14,827,776	166,565	550,797	16,658,008	1,845,352	164,444,646
On-balance sheet open position	9,759,897	1,382,360	(79,434)	(110,748)	3,904,013	206,693	15,062,781
Off-balance sheet open position	4,032,726	(425,211)	82,755	87,998	(3,822,506)	44,238	—
Net open position	13,792,623	957,149	3,321	(22,750)	81,507	250,931	15,062,781
Net structural position included in the above	—	—	23,934	49,699	—	266,073	339,706

41. FOREIGN EXCHANGE RISK (CONT'D.)

Group 2003	Malaysian Ringgit	Singapore Dollar	Great Britain Pound	Hong Kong Dollar	United States Dollar	Others	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Assets							
Cash and short-term funds	11,963,406	232,998	164,035	5,886	3,952,064	321,240	16,639,629
Deposits and placements with banks and other financial institutions	3,005,918	152,696	20,115	4	2,473,546	—	5,652,279
Securities purchased under resale agreements	199,045	385,963	—	—	—	—	585,008
Dealing securities	564,044	50,138	—	—	—	162,454	776,636
Investment securities	20,642,769	1,505,193	1,872	76,233	2,614,131	291,055	25,131,253
Loans, advances and financing	83,091,164	10,920,985	88,027	358,013	7,088,330	941,951	102,488,470
Statutory deposits with Central Banks	2,918,304	346,974	—	—	17,302	39,058	3,321,638
Investment in associates	12,448	—	—	—	4,853	—	17,301
Property, plant and equipment	1,065,947	309,147	4,573	1,807	3,575	34,924	1,419,973
Other assets	1,664,090	76,424	4,209	27,527	202,042	74,299	2,048,591
Deferred tax assets	1,109,870	—	—	—	—	970	1,110,840
Life and Family Takaful fund assets	1,763,779	—	—	—	—	—	1,763,779
Total Assets	128,000,784	13,980,518	282,831	469,470	16,355,843	1,865,951	160,955,397

41. FOREIGN EXCHANGE RISK (CONT'D.)

Group 2003	Malaysian Ringgit	Singapore Dollar	Great Britain Pound	Hong Kong Dollar	United States Dollar	Others	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Liabilities							
Deposits from customers	89,445,100	12,229,617	316,515	153,965	6,285,016	1,104,516	109,534,729
Deposits and placements of banks and other financial institutions	5,399,198	192,605	1,277	296,327	7,704,458	78,667	13,672,532
Obligations on securities sold under repurchase agreements	4,817,297	—	—	—	569,275	—	5,386,572
Bills and acceptances payable	2,984,656	30,360	—	124	568	135,282	3,150,990
Recourse obligation on loans sold to Cagamas	6,661,965	—	—	—	—	—	6,661,965
Provision for taxation and zakat	635,308	147,774	—	4,853	1,620	91	789,646
Subordinated obligations	610,000	—	—	—	2,394,000	—	3,004,000
Other liabilities	2,595,737	197,697	5,450	41,278	205,291	51,928	3,097,381
Deferred taxation	8,594	24	—	—	—	2	8,620
Life and Family Takaful fund liabilities	107,443	—	—	—	—	—	107,443
Life and Family Takaful policy holders' funds	1,656,336	—	—	—	—	—	1,656,336
Total Liabilities	114,921,634	12,798,077	323,242	496,547	17,160,228	1,370,486	147,070,214
On-balance sheet open position	13,079,150	1,182,441	(40,411)	(27,077)	(804,385)	495,465	13,885,183
Off-balance sheet open position	(783,969)	(560,755)	40,481	(1,381)	1,981,543	(675,919)	—
Net open position	12,295,181	621,686	70	(28,458)	1,177,158	(180,454)	13,885,183
Net structural position included in the above	—	—	5,522	41,044	—	288,659	335,225

41. FOREIGN EXCHANGE RISK (CONT'D.)

Bank 2004	Malaysian Ringgit	Singapore Dollar	Great Britain Pound	Hong Kong Dollar	United States Dollar	Others	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Assets							
Cash and short-term funds	14,396,177	256,021	63,729	8,469	4,648,267	155,164	19,527,827
Deposits and placements with banks and other financial institutions	2,725,575	110,096	—	—	3,112,898	180,919	6,129,488
Securities purchased under resale agreements	665,527	57,365	—	—	—	—	722,892
Dealing securities	113,346	—	—	—	50,461	—	163,807
Investment securities	17,339,184	2,034,802	—	134,426	3,099,317	92,411	22,700,140
Loans, advances and financing	68,228,060	12,840,304	12,696	258,037	4,986,724	392,591	86,718,412
Statutory deposits with Central Banks	2,406,000	412,315	—	—	20,295	17,024	2,855,634
Investment in subsidiaries	1,490,997	24,438	—	—	27,060	326,734	1,869,229
Investment in associates	3,600	—	—	—	6,140	—	9,740
Property, plant and equipment	724,095	301,574	5,207	1,762	4,000	—	1,036,638
Other assets	553,824	58,673	2,819	30,606	179,352	2,706	827,980
Deferred tax assets	834,089	155,273	—	—	—	—	989,362
Total Assets	109,480,474	16,250,861	84,451	433,300	16,134,514	1,167,549	143,551,149

41. FOREIGN EXCHANGE RISK (CONT'D.)

Bank 2004 (Cont'd.)	Malaysian Ringgit	Singapore Dollar	Great Britain Pound	Hong Kong Dollar	United States Dollar	Others	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Liabilities							
Deposits from customers	77,975,920	14,241,108	112,995	160,491	3,564,276	814,087	96,868,877
Deposits and placements of banks and other financial institutions	8,238,682	175,593	22,464	344,450	5,287,913	108,235	14,177,337
Obligations on securities sold under repurchase agreements	5,467,134	—	—	—	871,553	—	6,338,687
Bills and acceptances payable	5,707,314	33,693	—	209	799	4,132	5,746,147
Recourse obligation on loans sold to Cagamas	2,711,118	—	—	—	—	—	2,711,118
Provision for taxation and zakat	614,224	173,013	—	—	2,763	—	790,000
Subordinated obligations	610,000	—	—	—	2,394,000	—	3,004,000
Other liabilities	1,448,972	154,623	29,632	53,055	126,919	2,749	1,815,950
Total Liabilities	102,773,364	14,778,030	165,091	558,205	12,248,223	929,203	131,452,116
On-balance sheet open position	6,707,110	1,472,831	(80,640)	(124,905)	3,886,291	238,346	12,099,033
Off-balance sheet open position	4,032,726	(425,211)	82,755	87,998	(3,822,506)	44,238	—
Net open position	10,739,836	1,047,620	2,115	(36,907)	63,785	282,584	12,099,033
Net structural position included in the above	—	—	23,934	33,942	—	312,332	370,208

41. FOREIGN EXCHANGE RISK (CONT'D.)

Bank 2003	Malaysian Ringgit	Singapore Dollar	Great Britain Pound	Hong Kong Dollar	United States Dollar	Others	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Assets							
Cash and short-term funds	9,867,228	229,379	155,078	5,826	3,184,596	248,499	13,690,606
Deposits and placements with banks and other financial institutions	3,061,596	154,858	20,087	—	3,868,342	151,056	7,255,939
Securities purchased under resale agreements	196,040	385,963	—	—	—	—	582,003
Dealing securities	24,988	50,138	—	—	—	21,872	96,998
Investment securities	14,729,305	1,421,618	1,872	71,839	2,357,560	153,628	18,735,822
Loans, advances and financing	64,903,229	10,920,985	88,026	358,013	3,421,057	469,044	80,160,354
Statutory deposits with Central Banks	2,236,000	346,974	—	—	17,297	21,128	2,621,399
Investment in subsidiaries	1,148,247	23,869	—	—	27,060	669,537	1,868,713
Investment in associates	3,600	—	—	—	6,140	—	9,740
Property, plant and equipment	729,869	297,068	4,573	1,804	3,482	—	1,036,796
Other assets	441,698	61,333	4,205	28,651	201,606	2,918	740,411
Deferred tax assets	855,546	—	—	—	—	—	855,546
Total Assets	98,197,346	13,892,185	273,841	466,133	13,087,140	1,737,682	127,654,327

41. FOREIGN EXCHANGE RISK (CONT'D.)

Bank 2003 (Cont'd.)	Malaysian Ringgit	Singapore Dollar	Great Britain Pound	Hong Kong Dollar	United States Dollar	Others	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Liabilities							
Deposits from customers	70,313,606	12,250,170	307,927	154,544	3,076,658	734,396	86,837,301
Deposits and placements of banks and other financial institutions	4,440,611	192,604	1,276	296,327	7,791,701	73,236	12,795,755
Obligations on securities sold under repurchase agreements	4,499,303	—	—	—	569,275	—	5,068,578
Bills and acceptances payable	4,059,692	30,359	—	124	401	2,080	4,092,656
Recourse obligation on loans sold to Cagamas	2,289,153	—	—	—	—	—	2,289,153
Provision for taxation and zakat	488,521	147,672	—	4,843	1,600	—	642,636
Subordinated obligations	610,000	—	—	—	2,394,000	—	3,004,000
Other liabilities	1,259,882	134,835	5,446	41,101	202,954	3,603	1,647,821
Total Liabilities	87,960,768	12,755,640	314,649	496,939	14,036,589	813,315	116,377,900
On-balance sheet open position	10,236,578	1,136,545	(40,808)	(30,806)	(949,449)	924,367	11,276,427
Off-balance sheet open position	(783,969)	(560,755)	40,481	(1,381)	1,639,816	(334,192)	—
Net open position	9,452,609	575,790	(327)	(32,187)	690,367	590,175	11,276,427
Net structural position included in the above	—	—	5,522	27,674	—	332,199	365,395

41. FOREIGN EXCHANGE RISK (CONT'D.)

Net structural foreign currency position represents the Group's and the Bank's net investment in overseas operations. This position comprises the net assets of the Group's and the Bank's overseas branches, investments in overseas subsidiaries and long term investments in overseas properties.

Where possible, the Group and the Bank mitigate the effect of currency exposures by funding the overseas operations with borrowings and deposits received in the same functional currencies of the respective overseas locations. The foreign currency exposures are also hedged using foreign exchange derivaties.

The structural currency exposures of the Group and the Bank as at the balance sheet dates are as follows:

Group Currency of structural exposures	Structural currency exposures in overseas operations	Hedges by funding in respective currencies	Other currency hedges	Net structural currency exposures
	RM'000	RM'000	RM'000	RM'000
2004				
Singaporean Dollar	**107,115**	—	**(107,115)**	—
Great Britain Pound	**23,934**	—	—	**23,934**
Hong Kong Dollar	**49,699**	—	—	**49,699**
United States Dollar	**487,096**	**(487,096)**	—	—
Others	**266,073**	—	—	**266,073**
	933,917	**(487,096)**	**(107,115)**	**339,706**
2003				
Singaporean Dollar	72,695	—	(72,695)	—
Great Britain Pound	5,522	—	—	5,522
Hong Kong Dollar	41,044	—	—	41,044
United States Dollar	388,302	(388,302)	—	—
Others	288,659	—	—	288,659
	796,222	(388,302)	(72,695)	335,225

41. FOREIGN EXCHANGE RISK (CONT'D.)

Bank Currency of structural exposures	Structural currency exposures in overseas operations	Hedges by funding in respective currencies	Other currency hedges	Net structural currency exposures
	RM'000	RM'000	RM'000	RM'000
2004				
Singaporean Dollar	**106,983**	**—**	**(106,983)**	**—**
Great Britain Pound	**23,934**	**—**	**—**	**23,934**
Hong Kong Dollar	**33,942**	**—**	**—**	**33,942**
United States Dollar	**47,659**	**(47,659)**	**—**	**—**
Others	**312,332**	**—**	**—**	**312,332**
	524,850	**(47,659)**	**(106,983)**	**370,208**
2003				
Singaporean Dollar	72,565	—	(72,565)	—
Great Britain Pound	5,522	—	—	5,522
Hong Kong Dollar	27,674	—	—	27,674
United States Dollar	41,802	(41,802)	—	—
Others	332,199	—	—	332,199
	479,762	(41,802)	(72,565)	365,395

42. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Financial instruments comprise financial assets, financial liabilities and also off-balance sheet derivatives. The fair value of a financial instrument is the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm's length transaction, other than in a forced or liquidation sale. The information presented herein represents best estimates of fair values of financial instruments at the balance sheet date.

Quoted and observable market prices, where available, are used as the measure of fair values. However, for a significant portion of the Group's and the Bank's financial instruments, including loans, advances and financing to customers, where such market prices are not available, various methodologies have been used to estimate the approximate fair values of such instruments. These methodologies are significantly affected by the assumptions used and judgements made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in the assumptions could significantly affect these estimates and the resulting fair value estimates. Therefore, for a significant portion of the Group's and the Bank's financial instruments, including loans, advances and financing to customers, their respective fair value estimates do not purport to represent, nor should they be construed to represent, the amounts that the Group and the Bank could realise in a sale transaction at the balance sheet date. The fair value information presented herein should also in no way be construed as representative of the underlying value of the Group and the Bank as a going concern.

The on-balance sheet financial assets and financial liabilities of the Group and the Bank whose fair values are required to be disclosed in accordance with MASB Standard 24 comprise all its assets and liabilities with the exception of investments in subsidiaries, investments in associated companies, property, plant and equipment, provision for current and deferred taxation, life and family takaful fund assets, and life and family takaful fund liabilities. The information on the fair values of financial assets and financial liabilities of the life and family takaful fund is disclosed in Note 49.

The estimated fair values of those on-balance sheet financial assets and financial liabilities as at the balance sheet date approximate their carrying amounts as shown in the balance sheets, except for the following financial assets and liabilities:

	2004		2003	
Group	Carrying Value RM'000	Fair Value RM'000	Carrying Value RM'000	Fair Value RM'000
Financial assets				
Dealing securities	**299,557**	**299,627**	776,636	780,910
Investment securities	**28,703,420**	**29,133,479**	25,131,253	26,253,195
Loans, advances and financing*	**112,691,498**	**113,580,313**	105,962,910	107,340,337

42. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONT'D.)

Group (Cont'd.)	2004 Carrying Value RM'000	2004 Fair Value Assets RM'000	2003 Carrying Value RM'000	2003 Fair Value Assets RM'000
Financial liabilities				
Deposits from customers	**123,365,942**	**123,463,433**	109,534,729	109,587,796
Deposits and placements of banks and other financial institutions	**14,498,206**	**14,576,508**	13,672,532	13,712,657
Recourse obligation on loans sold to Cagamas	**6,532,046**	**7,549,003**	6,661,965	6,717,043
Subordinated obligations	**3,004,000**	**3,045,185**	3,004,000	3,221,342

Bank	2004 Carrying Value RM'000	2004 Fair Value Assets RM'000	2003 Carrying Value RM'000	2003 Fair Value Assets RM'000
Financial assets				
Dealing securities	**163,807**	**163,877**	96,998	97,003
Investment securities	**22,700,140**	**23,006,890**	18,735,822	19,686,759
Loans, advances and financing*	**89,407,829**	**90,590,964**	82,750,589	83,625,118
Financial liabilities				
Deposits from customers	**96,868,877**	**96,938,439**	86,837,301	86,873,913
Deposits and placements of banks and other financial institutions	**14,177,337**	**14,255,640**	12,795,755	12,835,877
Recourse obligation on loans sold to Cagamas	**2,711,118**	**2,790,359**	2,289,153	2,337,467
Subordinated obligations	**3,004,000**	**3,045,185**	3,004,000	3,221,342

* The general provisions for the Group and the Bank amounting to RM3,621,007,000 (2003: RM3,474,440,000) and RM2,689,417,000 (2003: RM2,590,235,000) respectively have been added back to arrive at the carrying value of the loans, advances and financing.

42. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONT'D.)

The fair values of unrecognised financial instruments at the balance sheet date are as follows:

	2004			2003		
	Nominal Amount RM'000	Fair Value – Assets RM'000	Fair Value – Liabilities RM'000	Nominal Amount RM'000	Fair Value – Assets RM'000	Fair Value – Liabilities RM'000
Group						
Derivative financial instruments						
Foreign exchange contracts:						
– Forwards and futures	**8,422,825**	**16,277**	**(29,204)**	6,167,092	19,781	(22,582)
– Swaps	**14,221,752**	**31,268**	**(39,371)**	8,680,667	27,094	(43,813)
Interest rate contracts						
– Forwards and futures	**24,956**	**—**	**(5)**	38,000	—	(3)
– Swaps	**8,684,640**	**183,294**	**(153,525)**	6,134,813	303,024	(387,619)
Bank						
Derivative financial instruments						
Foreign exchange contracts:						
– Forwards and futures	**8,401,927**	**16,277**	**(29,204)**	6,165,646	19,781	(22,582)
– Swaps	**14,221,752**	**31,268**	**(39,371)**	8,018,481	27,094	(43,813)
Interest rate contracts						
– Forwards and futures	**13,000**	**—**	**(5)**	38,000	—	(3)
– Swaps	**8,416,580**	**187,264**	**(153,525)**	6,134,813	303,024	(387,619)

Included in the fair value of the unrecognised financial instruments above is an amount of RM31,981,000 (2003: RM84,856,000) relating to the instruments that qualify as hedges, which gains and losses are deferred and amortised over the life of respective instruments to match against the corresponding amounts of the hedged instruments.

42. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONT'D.)

The following methods and assumptions are used to estimate the fair values of the following classes of financial instruments:

(a) Cash and Short-term Funds

The carrying amount approximates fair value due to the relatively short maturity of the financial instruments.

(b) Deposits and Placements with Financial Institutions, Securities Purchased under Resale Agreement, Obligations on Securities Sold under Repurchase Agreement and Bills and Acceptances Payable

The fair values of those financial instruments with remaining maturities of less than one year approximate their carrying values due to their relatively short maturities. For those financial instruments with maturities of more than one year, the fair values are estimated based on discounted cash flows using applicable prevailing market rates of similar remaining maturities at the balance sheet date.

(c) Dealing and Investment Securities

Fair values of securities that are actively traded is determined by quoted bid prices. For non-actively traded securities, independent broker quotations are obtained. Fair values of equity securities are estimated using a number of methods, including net tangible assets, earnings multiples and discounted cash flow analysis. Where discounted cash flow technique is used, the estimated future cash flows are discounted using applicable prevailing market or indicative rates of similar instruments at the balance sheet date.

(d) Loans, Advances and Financing

The fair values of variable rate loans are estimated to approximate their carrying values. For fixed rate loans and Islamic financing, the fair values are estimated based on expected future cash flows of contractual installment payments, discounted at applicable and prevailing rates at balance sheet date offered for similar facilities to new borrowers with similar credit profiles. In respect of non-performing loans, the fair values are deemed to approximate the carrying values which are net of interest/income-in-suspense and specific provision for bad and doubtful debts and financing.

(e) Deposits from Customers, Deposits and Placements of Banks and Other Financial Institutions

The fair values of deposits payable on demand and deposits and placements with maturities of less than one year approximate their carrying values due to the relatively short maturity of these instruments. The fair values of fixed deposits and placements with remaining maturities of more than one year are estimated based on discounted cash flows using applicable rates currently offered for deposits and placements with similar remaining maturities. The fair value of Islamic deposits are estimated to approximate their carrying values as the profit rates are determined at the end of their holding periods based on the actual profits generated from the assets invested.

42. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONT'D.)

(f) Recourse Obligation on Loans Sold to Cagamas

The fair values of recourse obligation on housing and hire purchase loans sold to Cagamas are determined based on the discounted cash flows of future instalment payments at applicable prevailing Cagamas rates as at balance sheet date.

(g) Subordinated Obligations

The fair values of subordinated obligations are estimated by discounting the expected future cash flows using the applicable prevailing interest rates for borrowings with similar risks profiles.

(h) Derivative Financial Instruments

Fair values of derivative instruments are normally zero or negligible at inception and the subsequent change in value is favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates relative to their terms. The fair values of the Group's and the Bank's derivative instruments are estimated by reference to quoted market prices. Internal models are used where no market price is available.

43. CAPITAL AND OTHER COMMITMENTS

(a) Capital expenditure approved by directors but not provided for in the financial statements amounted to:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Approved and contracted for	**177,951**	182,974	**158,507**	157,528
Approved but not contracted for	**376,918**	284,622	**318,802**	223,186
	554,869	467,596	**477,309**	380,714

	Group 2004	Group 2003	Bank 2004	Bank 2003
(b) Uncalled capital in shares of subsidiaries	—	—	**280**	280

43. CAPITAL AND OTHER COMMITMENTS (CONT'D.)

(c) The Bank and a subsidiary are committed to lend up to five times the nominal value of its investment in Export Credit Insurance Corporation of Singapore Limited ("ECIC") to meet claims arising as part of the export credit insurance business of the company. ECIC may, at its option, convert the whole or any part of any such loans into fully paid shares.

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Maximum commitments in respect of the investment in ECIC	**11,048**	10,791	**11,048**	10,791

44. CAPITAL ADEQUACY

The capital adequacy ratios of the Group and the Bank as at 30 June, are as follows:

	Group		Bank	
	2004	2003	2004	2003
Without deducting proposed dividend*:				
Core capital ratio	**10.89%**	10.65%	**11.54%**	11.45%
Risk-weighted capital ratio	**15.62%**	15.68%	**14.74%**	14.94%
After deducting proposed dividend:				
Core capital ratio	**10.37%**	10.28%	**10.86%**	10.96%
Risk-weighted capital ratio	**15.10%**	15.30%	**14.07%**	14.46%

* In arriving at the capital base used in the ratio calculations of the Group and the Bank, the proposed dividends for respective financial years were not deducted.

44. CAPITAL ADEQUACY (CONT'D.)

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Tier 1 capital				
Paid-up share capital	**3,600,172**	3,589,465	**3,600,172**	3,589,465
Share premium	**500,566**	444,672	**500,566**	444,672
Other reserves	**10,469,260**	9,393,764	**7,918,359**	7,175,303
Tier 1 minority interest	**203,504**	202,943	**—**	—
Less: Deferred tax assets	**(1,261,643)**	(1,110,840)	**(989,362)**	(855,546)
Total Tier 1 capital	**13,511,859**	12,520,004	**11,029,735**	10,353,894
Tier 2 capital				
Subordinated obligations	**2,244,000**	2,434,000	**2,244,000**	2,434,000
General provision for bad and doubtful debts and financing	**3,621,007**	3,474,440	**2,689,417**	2,590,235
Total Tier 2 capital	**5,865,007**	5,908,440	**4,933,417**	5,024,235
Total capital	**19,376,866**	18,428,444	**15,963,152**	15,378,129
Less: Investment in subsidiaries	**—**	—	**(1,869,229)**	(1,868,713)
Capital base	**19,376,866**	18,428,444	**14,093,923**	13,509,416

The breakdown of risk-weighted assets (excluding deferred tax assets) in the various categories of risk-weights are as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
0%	**35,572,499**	27,325,491	**30,621,181**	21,460,822
10%	**2,270,884**	4,262,725	**1,614,342**	3,233,650
20%	**27,069,500**	19,972,166	**22,171,435**	18,700,583
50%	**22,537,394**	19,877,897	**18,331,996**	15,615,461
100%	**107,121,785**	103,153,554	**81,791,926**	78,508,104
	194,572,062	174,591,833	**154,530,880**	137,518,620

45. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments.

The primary format, business segment information, is prepared based on internal management reports, which are used by senior management for decision-making and performance management. The amounts for each business segment are shown after the allocation of certain centralised cost, funding income and the applicable transfer pricing where appropriate. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation. All inter-segment transactions are conducted at arm's length basis on normal commercial terms that are not more favourable than those generally available to public.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Capital expenditure comprises additions to property, plant and equipment.

(a) Primary Segment – By Business Segment

The Group comprises the following main business segments:

(i) Banking

The Banking segment focuses on business of banking in all its aspects which also include IBS operations. Its activities are generally structured into two key areas, Retail Financial Services ("RFS") and Enterprise Financial Services ("EFS").

RFS comprises the full range of products and services offered to individuals, including savings and fixed deposits, remittance services, current accounts, consumer loans such as housing loans and personal loans, unit trusts, bancassurance products and credit cards.

EFS provides a full range of financial services to business customers, ranging from large corporates and the public sector to small and medium enterprises. The products and services offered include long-term loans such as project financing, short-term credit such as overdrafts and trade financing, and fee-based services such as cash management and custodian services.

(ii) Finance

The Finance segment focuses on business of a licensed finance company (including IBS operations) which provides products and services to individual customers and small and medium enterprises, concentrating on hire purchase financing, leasing, block discounting and other retail based loans products.

45. SEGMENT INFORMATION (CONT'D.)

(a) **Primary Segment – By Business Segment (Cont'd.)**

(iii) Investment Banking

The Investment Banking segment includes business of a merchant bank, discount house and securities broker. This segment focuses on business needs of mainly large corporate customers and financial institutions. The products and services offered to customers include direct lending, advisory banking services, bond issuance, equity financing, syndicated financing, mergers and acquisitions advisory services, debt restructuring advisory services, and share and futures dealings.

(iv) Insurance and Takaful

The insurance and takaful segment includes the business of underwriting all classes of general and life insurance businesses, offshore investment life insurance business, general takaful and family takaful businesses.

(v) Others

The "Others" segment includes asset and fund management, nominee and trustee services and custodian services.

Group 2004	Banking	Finance	Investment Banking	Insurance and Takaful	Others	Elimination	Consolidated
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
REVENUE							
External revenue	7,921,836	1,827,585	451,180	247,931	72,388	—	10,520,920
Dividends from subsidiaries	589,217	7,188	40,821	34,652	875	(672,753)	—
Other inter-segment revenue	163,861	18,346	3,450	28,089	15,442	(229,188)	—
Total inter-segment revenue	753,078	25,534	44,271	62,741	16,317	(901,941)	—
Total revenue	8,674,914	1,853,119	495,451	310,672	88,705	(901,941)	10,520,920
Segment results – operating profit	3,418,683	766,129	174,164	128,556	35,827	(672,753)	3,850,606
Loan and financing loss and provisions	(537,018)	3,965	37,691	—	—	—	(495,362)
Share of results of associated companies	—	740	—	—	2,613	—	3,353

45. SEGMENT INFORMATION (CONT'D.)

(a) Primary Segment – By Business Segment (Cont'd.)

Group 2004	Banking	Finance	Investment Banking	Insurance and Takaful	Others	Elimination	Consolidated
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
REVENUE (CONT'D.)							
Profit before taxation and zakat	2,881,665	770,834	211,855	128,556	38,440	(672,753)	3,358,597
Taxation and zakat	(794,711)	(185,818)	(22,693)	(23,067)	(12,895)	150,674	(888,510)
Profit after taxation and zakat	2,086,954	585,016	189,162	105,489	25,545	(522,079)	2,470,087
Minority interests							(45,576)
Net profit for the year							2,424,511
ASSETS AND LIABILITIES							
Segment assets	151,903,745	22,825,694	9,290,211	4,151,352	297,089	(8,979,571)	179,488,520
Investment in associated companies	—	5,564	—	—	13,343	—	18,907
Total assets	151,903,745	22,831,258	9,290,211	4,151,352	310,432	(8,979,571)	179,507,427
Total segment liabilities	139,196,376	20,239,120	7,954,472	2,970,054	160,359	(6,075,735)	164,444,646
OTHER INFORMATION							
Capital expenditure	145,727	2,745	5,331	1,086	4,415	—	159,304
Depreciation	141,205	22,067	6,624	8,227	2,522	—	180,645
Non-cash expenses/(income) other than depreciation	453,752	72,979	(12,814)	(1,201)	2,686	—	515,402

45. SEGMENT INFORMATION (CONT'D.)

(a) Primary Segment – By Business Segment (Cont'd.)

Group 2003	Banking	Finance	Investment Banking	Insurance and Takaful	Others	Elimination	Consolidated
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
REVENUE							
External revenue	7,418,224	1,900,683	431,519	230,426	56,758	—	10,037,610
Dividends from subsidiaries	1,239,067	12,150	19,619	33,002	948	(1,304,786)	—
Other inter-segment revenue	170,840	35,732	3,888	26,439	14,304	(251,203)	—
Total inter-segment revenue	1,409,907	47,882	23,507	59,441	15,252	(1,555,989)	—
Total revenue	8,828,131	1,948,565	455,026	289,867	72,010	(1,555,989)	10,037,610
Segment results – operating profit	3,813,844	724,838	166,429	135,687	(4,395)	(1,304,786)	3,531,617
Loan and financing loss and provisions	(882,064)	(25,030)	(4,320)	—	(434)	—	(911,848)
Share of results of associated companies	—	(1,170)	(27)	—	1,102	—	(95)
Profit before taxation and zakat	2,931,780	698,638	162,082	135,687	(3,727)	(1,304,786)	2,619,674
Taxation and zakat	(684,845)	(172,949)	(19,800)	(39,675)	(8,136)	362,156	(563,249)
Profit after taxation and zakat	2,246,935	525,689	142,282	96,012	(11,863)	(942,630)	2,056,425
Minority interests							(59,936)
Net profit for the year							1,996,489

45. SEGMENT INFORMATION (CONT'D.)

(a) Primary Segment – By Business Segment (Cont'd.)

Group 2003	Banking	Finance	Investment Banking	Insurance and Takaful	Others	Elimination	Consolidated
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
ASSETS AND LIABILITIES							
Segment assets	136,588,647	23,448,341	9,174,514	3,422,565	364,101	(12,060,072)	160,938,096
Investment in associated companies	—	4,852	—	—	12,449	—	17,301
Total assets	136,588,647	23,453,193	9,174,514	3,422,565	376,550	(12,060,072)	160,955,397
Total segment liabilities	123,911,537	20,967,618	7,927,115	2,124,921	157,075	(8,018,052)	147,070,214
OTHER INFORMATION							
Capital expenditure	209,240	10,065	5,183	1,948	33,101	—	259,537
Depreciation	129,127	25,498	7,099	8,319	8,822	—	178,865
Non-cash expenses/ (income) other than depreciation	699,804	123,608	11,298	10,032	5,069	(184,660)	665,151

(b) Secondary Segment – By Geographical Locations

In presenting information on the basis of geographical segments, segment revenue is based on geographical locations of customers. Segment assets are based on the geographical locations of assets.

The Group has operations in Malaysia, Singapore, Indonesia, Philippines, Papua New Guinea, Brunei Darussalam, People's Republic of China, Hong Kong SAR, Vietnam, United Kingdom, United States of America, Cambodia and Bahrain.

With the exception of Malaysia and Singapore, no other individual country contributed more than 5% of the consolidated revenue before operating expenses and of total assets.



45. SEGMENT INFORMATION (CONT'D.)

(b) Secondary Segment – By Geographical Locations (Cont'd.)

	Total Revenue from External Customers	Capital Expenditure	Segment Assets	Profit before Taxation and Zakat
	RM'000	RM'000	RM'000	RM'000
2004				
Malaysia	**10,178,040**	**125,023**	**162,568,597**	**3,813,808**
Singapore	**756,503**	**18,475**	**17,579,299**	**144,215**
Others	**488,318**	**15,806**	**8,339,102**	**73,327**
	11,422,861	**159,304**	**188,486,998**	**4,031,350**
Elimination	**(901,941)**	**—**	**(8,979,571)**	**(672,753)**
Group	**10,520,920**	**159,304**	**179,507,427**	**3,358,597**
2003				
Malaysia	10,375,731	218,361	150,130,607	3,791,387
Singapore	717,120	18,887	14,759,326	95,884
Others	500,748	22,289	8,125,536	37,189
	11,593,599	259,537	173,015,469	3,924,460
Elimination	(1,555,989)	—	(12,060,072)	(1,304,786)
Group	10,037,610	259,537	160,955,397	2,619,674

46. SIGNIFICANT EVENTS

(a) Outsourcing of IT Services

On 28 August 2003, the Bank entered into an estimated RM1.3 billion ten (10) year IT outsourcing agreement with CSC Computer Science Sdn. Bhd. and CSC Computer Sciences Pte. Limited ("the CSC Group"). The services to be provided under the agreement include data center operations, desktop management, network management and IT help desk across the Group's operations in Malaysia and Singapore. The Group's IT Group would continue to be responsible for IT strategy and architecture, applications development and strategic projects.

(b) Increase in Equity Interest in Mayban Life International (Labuan) Ltd.

On 15 October 2003, Mayban Life Assurance Berhad ("MLAB"), a 62.0% owned subsidiary of the Bank, acquired 1,050,000 ordinary shares of USD1 each in Mayban Life International (Labuan) Ltd. ("MLI(L)"), representing the remaining 30% equity interest of its investment in MLI(L), for a cash consideration of USD780,000 (RM2,983,500). MLI(L) becomes a wholly-owned subsidiary of MLAB subsequent to the acquisition, and the Group's effective interest in MLI(L) increases from 43.4% to 62.0% since then.

47. SUBSEQUENT EVENTS

(a) Disposal of Equity Interest in Inter-City MPC (M) Sdn. Bhd.

On 29 July 2004, Kerlipan Bersinar Sdn. Bhd., a 72.7% owned subsidiary of the Bank, disposed 7,200,000 ordinary shares of RM1 each in Inter-City MPC (M) Sdn. Bhd. (ICM), representing 100% equity interest of its investment in ICM, for a cash consideration of RM12,500,000.

(b) Proposed ESOS and Increase in Authorised Ordinary Share Capital

As disclosed in Note 22, the revised Proposed ESOS (after incorporating the proposed changes) has been approved by the shareholders on 11 August 2004 in the Extraordinary General Meeting. In addition to the shareholders' approval obtained for the non-executive directors to participate in the revised Proposed ESOS, approval from the shareholders has also been obtained for the grant of options under the revised Proposed ESOS to subscribe for a maximum of 155,000 new ordinary shares in the Bank to Tunku Alizarki bin Raja Muhammad Alias, an employee of the Bank and a person connected to a non-executive director, Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali.

The shareholders have also approved the resolution for the increase in the authorised ordinary share capital of the Bank from RM4,000,000,000 to RM10,000,000,000 by the creation of an additional 6,000,000,000 new ordinary shares of RM1 each in the same meeting.

(c) Transfer of the business of Mayban Finance Berhad to the Bank

The vesting order for the transfer of the finance company business of a subsidiary, Mayban Finance Berhad, to the Bank has been issued by the High Court on 17 August 2004. The transfer will be effective on 1 October 2004. The exercise has been approved by Bank Negara Malaysia vide its letter dated 4 June 2004.

(d) Acquisition of Additional Equity Interest in Aseambankers Malaysia Berhad

The Bank obtained the approval of Bank Negara Malaysia on 1 June 2004 to acquire an additional 2,350,440 ordinary shares of RM1 each of Aseambankers Malaysia Berhad ("Aseambankers") for a total consideration of RM18,380,440. The Bank's shareholding in Aseambankers will increase from 75.0% to 79.7% when the acquisition is completed in the future. The acquisition has not been completed as at the date of the financial statements.

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS")

BALANCE SHEETS AS AT 30 JUNE 2004

		Group		Bank	
	Note	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
ASSETS					
Cash and short-term funds	(a)	**2,912,921**	359,743	**2,605,169**	207,400
Deposits and placements with banks and other financial institutions	(b)	**89,570**	166,471	**64,970**	134,472
Investment securities	(c)	**3,111,229**	3,201,790	**2,051,061**	2,128,313
Loans and financing	(d)	**14,581,517**	11,703,438	**12,182,100**	9,858,485
Deferred tax assets	(e)	**203,058**	108,106	**148,462**	76,896
Other assets		**25,331**	38,717	**4,785**	10,899
		20,923,626	15,578,265	**17,056,547**	12,416,465
LIABILITIES					
Deposits from customers	(f)	**11,738,086**	11,162,258	**9,957,356**	8,924,332
Deposits and placements of banks and other financial institutions	(g)	**4,227,747**	1,415,177	**4,001,000**	1,107,971
Bills and acceptances payable		**1,433,323**	582,670	**1,433,323**	917,129
Other liabilities	(h)	**2,081,206**	1,005,428	**870,100**	772,448
Provision for taxation and zakat	(j)	**143,497**	102,350	**95,484**	69,979
		19,623,859	14,267,883	**16,357,263**	11,791,859
Islamic banking capital fund	(k)	**1,299,767**	1,310,382	**699,284**	624,606
		20,923,626	15,578,265	**17,056,547**	12,416,465
COMMITMENTS AND CONTINGENCIES	(p)	**4,112,571**	3,919,742	**3,638,240**	3,323,384

The accompanying notes form an integral part of the financial statements.

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

		Group		Bank	
	Note	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Income	(l)	**521,970**	383,081	**334,675**	252,301
Financing loss and provisions	(m)	**(319,020)**	(203,701)	**(219,495)**	(143,343)
Net income		**202,950**	179,380	**115,180**	108,958
Overhead expenses	(n)	**(19,926)**	(17,066)	**(16,821)**	(14,502)
Profit before taxation and zakat		**183,024**	162,314	**98,359**	94,456
Taxation	(o)	**(42,671)**	(40,657)	**(23,434)**	(21,946)
Zakat		**(869)**	(983)	**(247)**	(237)
Profit after taxation and zakat		**139,484**	120,674	**74,678**	72,273

The accompanying notes form an integral part of the financial statements.

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2004

	Islamic Banking Fund	Statutory Reserve	Retained Profits	Total
	RM'000	RM'000	RM'000	RM'000
Group				
At 1 July 2002	332,500	—	506,250	838,750
Net profit for the year	—	—	120,674	120,674
Transfer to Islamic Banking Fund	350,958	—	—	350,958
Transfer to statutory reserves	—	1,313	(1,313)	—
At 30 June 2003	683,458	1,313	625,611	1,310,382
Net profit for the year	—	—	139,484	139,484
Transfer from Islamic Banking Fund	(150,099)	—	—	(150,099)
Transfer to statutory reserves	—	2,523	(2,523)	—
At 30 June 2004	**533,359**	**3,836**	**762,572**	**1,299,767**
Bank				
At 1 July 2002	222,500	—	329,833	552,333
Net profit for the year	—	—	72,273	72,273
At 30 June 2003	222,500	—	402,106	624,606
Net profit for the year	—	—	74,678	74,678
At 30 June 2004	**222,500**	**—**	**476,784**	**699,284**

The accompanying notes form an integral part of the financial statements.

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

CASH FLOW STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit before taxation	**183,024**	162,314	**98,359**	94,456
Adjustments for:				
Loan and financing loss and provision	**329,355**	208,217	**221,849**	143,469
Amortisation of premiums less accretion of discounts of investment securities	**(19,200)**	(20,569)	**(14,833)**	(16,168)
Income-in-suspense	**34,358**	25,311	**26,305**	21,807
Profit Equalisation Reserve	**101,559**	65,549	**91,939**	42,372
	629,096	440,822	**423,619**	285,936
Decrease in deposits and placements with banks and other financial institutions	**76,901**	113,184	**69,502**	63,183
Decrease in dealing securities	**—**	165,678	**—**	—
Increase in loans and financing	**(3,241,792)**	(3,691,064)	**(2,571,769)**	(3,138,258)
Increase in other assets	**13,386**	389,818	**6,114**	55,589
Increase in deposits from customers	**575,828**	236,127	**1,033,024**	287,389
Increase in deposits and placements of banks and other financial institutions	**2,812,570**	100,589	**2,893,029**	275,366
Increase in bills and acceptances payable	**850,653**	561,371	**516,194**	895,830
Net (purchase)/disposal of investment securities	**109,761**	(354,647)	**92,085**	(267,405)
Increase in other liabilities	**974,219**	883,093	**5,713**	683,360
Cash generated from operations	**2,800,622**	(1,155,029)	**2,467,511**	(859,010)
Taxes and zakat paid	**(97,345)**	(86,670)	**(69,742)**	(42,294)
Net cash generated from/(used in) operating activities	**2,703,277**	(1,241,699)	**2,397,769**	(901,304)

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

CASH FLOW STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004 (CONT'D.)

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
CASH FLOWS FROM FINANCING ACTIVITY				
Funds transferred (from)/to Head Office	**(150,099)**	350,958	—	—
Net cash (used in)/generated from financing activity	**(150,099)**	350,958	—	—
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**2,553,178**	(890,741)	**2,397,769**	(901,304)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**359,743**	1,250,484	**207,400**	1,108,704
CASH AND CASH EQUIVALENTS AT END OF YEAR	**2,912,921**	359,743	**2,605,169**	207,400
Cash and cash equivalents comprise:				
Cash and short term funds	**2,912,921**	359,743	**2,605,169**	207,400

The accompanying notes form an integral part of the financial statements.

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(a) CASH AND SHORT-TERM FUNDS

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Cash, balances and deposits with banks and other financial institutions	**2,912,921**	359,743	**2,605,169**	207,400

(b) DEPOSITS AND PLACEMENTS WITH BANKS AND OTHER FINANCIAL INSTITUTIONS

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Licensed banks	**12,600**	80,000	**20,000**	80,000
Licensed merchant banks	**38,600**	47,000	**38,600**	47,000
Bank Negara Malaysia	**6,370**	7,471	**6,370**	7,472
Other financial institutions	**32,000**	32,000	**—**	—
	89,570	166,471	**64,970**	134,472

(c) INVESTMENT SECURITIES

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Money market instruments:				
Cagamas Mudharabah bonds	**153,929**	153,924	**153,929**	153,924
Malaysian Government Investment certificates and issues	**413,569**	254,896	**329,240**	203,672
Khazanah bonds	**148,220**	232,060	**24,322**	142,914
Islamic accepted bills	**623,678**	1,350,601	**623,678**	1,350,601
Negotiable Islamic certificates of deposits	**954,151**	267,721	**896,979**	238,154
Total money market instruments	**2,293,547**	2,259,202	**2,028,148**	2,089,265

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(c) INVESTMENT SECURITIES (CONT'D.)

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Unquoted securities in Malaysia:				
Private and Islamic debt securities	**819,526**	922,810	**14,350**	14,350
Accumulated accretion of discounts less amortisation of premiums	**14,156**	40,778	**8,563**	24,698
Provision for diminution in value of Islamic debt securities	**(16,000)**	(21,000)	**—**	—
	3,111,229	3,201,790	**2,051,061**	2,128,313
Indicative value of unquoted securities:				
Cagamas Mudharabah bonds	**155,247**	152,515	**155,247**	152,515
Malaysian Government Investment certificates and issues	**419,963**	261,986	**335,034**	208,493
Khazanah bonds	**151,329**	266,667	**26,161**	166,429
Private and Islamic debt securities	**827,716**	954,384	**14,350**	14,350

The maturity structure of money market instruments held for investment is as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Maturing within one year	**1,451,071**	1,916,460	**1,421,942**	1,752,786
One year to three years	**700,070**	303,073	**509,791**	298,435
Three years to five years	**142,406**	38,044	**96,415**	38,044
After five years	**—**	1,625	**—**	—
	2,293,547	2,259,202	**2,028,148**	2,089,265

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(d) LOANS AND FINANCING

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Overdrafts	**1,191,398**	1,129,008	**1,191,398**	1,129,008
Term financing	**18,328,632**	16,758,987	**16,999,470**	15,212,029
Trust receipts	**199,081**	237,564	**152,292**	177,939
Hire purchase receivables	**2,316,239**	1,597,262	**—**	—
Other financing	**2,706,854**	1,308,529	**2,521,772**	1,368,154
	24,742,204	21,031,350	**20,864,932**	17,887,130
Unearned income	**(9,321,733)**	(8,785,431)	**(8,102,952)**	(7,665,143)
Gross loans and financing	**15,420,471**	12,245,919	**12,761,980**	10,221,987
Provision for bad and doubtful debts and financing				
– Specific	**(217,866)**	(172,214)	**(121,607)**	(88,756)
– General	**(534,031)**	(306,364)	**(395,910)**	(232,255)
Income-in-suspense	**(87,057)**	(63,903)	**(62,363)**	(42,491)
Net loans and financing	**14,581,517**	11,703,438	**12,182,100**	9,858,485

(i) Loans and financing analysed by concepts are as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Al-Bai' Bithaman Ajil	**10,578,104**	9,119,157	**10,096,940**	8,677,984
Al-Ijarah	**1,833,046**	1,226,985	**—**	—
Al-Murabahah	**2,659,227**	1,536,956	**2,659,227**	1,536,956
Other principles	**350,094**	362,821	**5,813**	7,047
	15,420,471	12,245,919	**12,761,980**	10,221,987

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(d) LOANS AND FINANCING (CONT'D.)

(ii) Loans and financing analysed by their economic purposes are as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Agriculture	**262,910**	412,194	**261,120**	410,110
Manufacturing	**2,047,128**	1,127,722	**2,038,438**	1,119,324
Electricity, gas and water	**251,745**	70,222	**251,226**	70,114
Construction	**583,072**	507,937	**505,544**	441,529
Real estate	**133,874**	222,849	**131,726**	221,152
Purchase of landed properties:				
– Residential	**7,082,372**	6,337,377	**6,597,801**	5,895,536
– Non-residential	**709,076**	408,533	**600,989**	285,446
– Less Islamic loans sold to Cagamas	**(114,380)**	(127,268)	**(114,380)**	(127,268)
General commerce	**563,980**	345,696	**555,101**	333,736
Transport, storage and communication	**227,599**	193,655	**218,380**	183,887
Finance, insurance and business service	**1,120,366**	814,598	**1,115,250**	812,601
Purchase of securities	**110,545**	155,550	**70,911**	107,295
Purchase of transport vehicles	**2,110,705**	1,593,029	**133**	141
– Less Islamic loans sold to Cagamas	**(351,994)**	(425,341)	**—**	—
Consumption credit	**500,769**	458,696	**353,643**	320,116
Others	**182,704**	150,470	**176,098**	148,268
	15,420,471	12,245,919	**12,761,980**	10,221,987

(iii) The maturity structure of loans and financing is as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Maturing within one year	**4,025,505**	2,794,421	**3,985,115**	2,783,567
One year to three years	**424,220**	317,653	**240,526**	117,572
Three years to five years	**812,104**	1,228,419	**248,629**	403,394
After five years	**10,158,642**	7,905,426	**8,287,710**	6,917,454
	15,420,471	12,245,919	**12,761,980**	10,221,987

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(d) LOANS AND FINANCING (CONT'D.)

(iv) Movements in the non-performing loans and financing (including income receivables) are as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Gross balance at beginning of year	**883,462**	601,101	**697,685**	428,292
Classified during the year	**1,079,420**	836,679	**923,746**	674,933
Recovered/regularised during the year	**(768,563)**	(525,938)	**(684,291)**	(408,005)
Expenses debited to customers' accounts	**2,571**	3,750	**2,571**	3,750
Amount written off	**(53,572)**	(32,130)	**(21,070)**	(1,285)
Gross balance at end of year	**1,143,318**	883,462	**918,641**	697,685
Less:				
– Specific provision	**(217,866)**	(172,214)	**(121,607)**	(88,756)
– Income-in-suspense	**(87,057)**	(63,903)	**(62,363)**	(42,491)
Net non-performing loans	**838,395**	647,345	**734,671**	566,438
Gross loans and financing	**15,420,471**	12,245,919	**12,761,980**	10,221,987
Add: Loans sold to Cagamas	**466,374**	552,609	**114,380**	127,268
	15,886,845	12,798,528	**12,876,360**	10,349,255
Less:				
– Specific provision	**(217,866)**	(172,214)	**(121,607)**	(88,756)
– Income-in-suspense	**(87,057)**	(63,903)	**(62,363)**	(42,491)
Net loan and financing (including loans sold to Cagamas)	**15,581,922**	12,562,411	**12,692,390**	10,218,008
Ratio of net non-performing loans	**5.38%**	5.15%	**5.79%**	5.54%

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(d) LOANS AND FINANCING (CONT'D.)

(v) Movements in the provision for bad and doubtful debts and income-in-suspense are as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Specific provision				
Balance at beginning of year	**172,214**	164,653	**88,756**	79,136
Provision made during the year	**268,756**	214,177	**82,842**	33,912
Amount written back in respect of recoveries	**(165,877)**	(178,706)	**(22,580)**	(17,905)
Amount written off	**(49,677)**	(22,761)	**(19,861)**	(1,238)
Transfer to general provision	**(2,084)**	—	**(2,084)**	—
Transfer to specific provision for restructured/rescheduled loans and financing	**(5,466)**	(5,149)	**(5,466)**	(5,149)
Balance at end of year	**217,866**	172,214	**121,607**	88,756
General provision				
Balance at beginning of year	**306,364**	133,793	**232,255**	104,793
Provision made during the year	**225,583**	172,571	**161,571**	127,462
Transfer from specific provision	**2,084**	—	**2,084**	—
Balance at end of year	**534,031**	306,364	**395,910**	232,255
As a percentage of total loans (including Islamic loans sold to Cagamas less specific provision and income-in-suspense)	**3.43%**	2.44%	**3.12%**	2.27%
As a percentage of total risk-weighted assets, excluding deferred tax assets	**3.90%**	2.77%	**3.86%**	2.87%

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(d) LOANS AND FINANCING (CONT'D.)

(v) Movements in the provision for bad and doubtful debts and income-in-suspense are as follows (Cont'd.):

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Income-in-suspense				
Balance at beginning of year	**63,903**	47,786	**42,491**	20,731
Provision made during the year	**93,690**	72,645	**70,076**	42,676
Amount written back in respect of recoveries	**(59,332)**	(47,334)	**(43,771)**	(20,869)
Transfer to income-in-suspense for restructured/rescheduled loans and financing	**(8,187)**	—	**(5,224)**	—
Amount written off	**(3,017)**	(9,194)	**(1,209)**	(47)
Balance at end of year	**87,057**	63,903	**62,363**	42,491

(e) DEFERRED TAX ASSETS

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
At 1 July 2003/2002	**(108,106)**	(47,612)	**(76,896)**	(29,342)
Recognised in the income statement (Note 48 (o))	**(92,486)**	(60,494)	**(71,566)**	(47,554)
Transfer to provision for taxation	**(2,466)**	—	**—**	—
At 30 June 2004/2003	**(203,058)**	(108,106)	**(148,462)**	(76,896)
Presented after appropriate offsetting as follows:				
Deferred tax assets, net	**(203,058)**	(110,572)	**(148,462)**	(76,896)
Deferred tax liabilities, net	**—**	2,466	**—**	—



48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(e) DEFERRED TAX ASSETS (CONT'D.)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set-off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The net deferred tax assets shown in the balance sheet have been determined after appropriate offsetting.

The components and movements of deferred tax assets and liabilities during the financial year prior to offsetting are as follows:

Deferred Tax Assets of the Group:

	Loan Loss and Provisions and Income Suspended	Provision for Diminution in Value of Investments and Amortisation of Premiums	Provision for Liabilities	Other Temporary Differences	Total
	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 July 2003	(88,127)	(5,880)	(4,700)	(11,865)	(110,572)
Recognised in the income statement	(63,538)	1,400	(54)	(30,294)	(92,486)
At 30 June 2004	**(151,665)**	**(4,480)**	**(4,754)**	**(42,159)**	**(203,058)**
At 1 July 2002	(40,977)	(5,880)	(2,201)	—	(49,058)
Recognised in the income statement	(47,150)	—	(2,499)	(11,865)	(61,514)
At 30 June 2003	(88,127)	(5,880)	(4,700)	(11,865)	(110,572)

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(e) DEFERRED TAX ASSETS (CONT'D.)

Deferred Tax Liabilities of the Group:

	Accretion of Discounts on Investments
	RM'000
At 1 July 2003	2,466
Transfer to provision for taxation	(2,466)
At 30 June 2004	—
At 1 July 2002	1,446
Recognised in the income statement	1,020
At 30 June 2003	2,466

Deferred Tax Assets of the Bank:

	Loan Loss and Provisions	Other Temporary Differences	Total
	RM'000	RM'000	RM'000
At 1 July 2003	(65,031)	(11,865)	(76,896)
Recognised in the income statement	(45,823)	(25,743)	(71,566)
At 30 June 2004	**(110,854)**	**(37,608)**	**(148,462)**
At 1 July 2002	(29,342)	—	(29,342)
Recognised in the income statement	(35,689)	(11,865)	(47,554)
At 30 June 2003	(65,031)	(11,865)	(76,896)



48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(f) DEPOSITS FROM CUSTOMERS

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Mudharabah Fund				
Demand deposits	**3,244**	251	**—**	—
Savings deposits	**127,798**	115,074	**—**	—
General investment deposits	**5,218,542**	6,844,963	**3,568,854**	4,722,362
Special investment deposits	**481,383**	142,898	**481,383**	142,898
	5,830,967	7,103,186	**4,050,237**	4,865,260
Non-Mudharabah Fund				
Demand deposits	**3,063,365**	2,308,080	**3,063,365**	2,308,080
Savings deposits	**1,828,129**	1,387,105	**1,828,129**	1,387,105
Negotiable instruments of deposits	**1,015,625**	363,887	**1,015,625**	363,887
	5,907,119	4,059,072	**5,907,119**	4,059,072
	11,738,086	11,162,258	**9,957,356**	8,924,332

(i) The maturity structure of general and special investment deposits and negotiable instruments of deposits is as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Due within six months	**5,355,435**	6,119,207	**3,849,652**	4,154,058
Six months to one year	**1,220,833**	1,194,375	**1,084,734**	1,048,329
One year to three years	**25,983**	32,710	**19,570**	24,112
Three years to five years	**113,299**	5,456	**111,906**	2,648
	6,715,550	7,351,748	**5,065,862**	5,229,147

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(f) DEPOSITS FROM CUSTOMERS (CONT'D.)

(ii) The deposits are sourced from the following customers:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Business enterprises	**3,338,568**	3,972,555	**3,045,178**	3,114,140
Individuals	**2,726,426**	2,815,688	**2,515,584**	2,213,113
Others	**5,673,092**	4,374,015	**4,396,594**	3,597,079
	11,738,086	11,162,258	**9,957,356**	8,924,332

(g) DEPOSITS AND PLACEMENTS OF BANKS AND OTHER FINANCIAL INSTITUTIONS

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Mudharabah Fund				
Licensed banks	**1,600,580**	242,228	**1,601,810**	299,000
Licensed finance companies	**123,910**	67,250	**123,910**	67,250
Licensed discount houses	**510,151**	108,820	**479,250**	108,820
Licensed merchant banks	**75,630**	700	**74,590**	—
Other financial institutions	**200,451**	375,565	**4,415**	89,787
	2,510,722	794,563	**2,283,975**	564,857
Non-Mudharabah Fund				
Licensed banks	**1,385,304**	488,586	**1,385,304**	446,086
Licensed finance companies	**59,710**	60,000	**59,710**	45,000
Licensed discount houses	**219,655**	—	**219,655**	—
Licensed merchant banks	**—**	20,000	**—**	—
Other financial institutions	**52,356**	52,028	**52,356**	52,028
	1,717,025	620,614	**1,717,025**	543,114
	4,227,747	1,415,177	**4,001,000**	1,107,971

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(h) OTHER LIABILITIES

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Profit payable	**36,613**	38,181	**29,565**	28,688
Profit equalisation reserve (Note 48(i))	**167,108**	65,549	**134,311**	42,372
Due to Head Office	**1,838,091**	883,848	**668,067**	684,248
Other creditors, provisions and accruals	**39,394**	17,850	**38,157**	17,140
	2,081,206	1,005,428	**870,100**	772,448

(i) PROFIT EQUALISATION RESERVES

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
The movements in PER are as follows:-				
At 1 July 2003/2002	**65,549**	—	**42,372**	—
Amount arising during the year	**124,197**	74,578	**91,939**	42,372
Amount written back	**(22,638)**	(9,029)	**—**	—
At 30 June 2004/2003	**167,108**	65,549	**134,311**	42,372

(j) PROVISION FOR TAXATION AND ZAKAT

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Taxation	**137,623**	97,018	**95,000**	69,500
Zakat	**5,874**	5,332	**484**	479
	143,497	102,350	**95,484**	69,979

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(k) ISLAMIC BANKING CAPITAL FUND

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Funds allocated from Head Office	**533,359**	683,458	**222,500**	222,500
Statutory reserves	**3,836**	1,313	**—**	—
Retained profits	**762,572**	625,611	**476,784**	402,106
	1,299,767	1,310,382	**699,284**	624,606

(l) INCOME FROM THE OPERATIONS OF IBS

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Income derived from investment of depositors' funds	**974,716**	760,364	**688,299**	511,747
Income attributable to depositors:				
– Other customers				
Mudharabah Fund	**(215,285)**	(235,110)	**(111,562)**	(152,506)
Non-Mudharabah Fund	**(78,886)**	(41,041)	**(78,886)**	(41,042)
	(294,171)	(276,151)	**(190,448)**	(193,548)
– Banks and other financial institutions				
Mudharabah Fund	**(29,511)**	(36,936)	**(29,392)**	(22,656)
Non-Mudharabah Fund	**(58,008)**	(23,126)	**(67,919)**	(23,127)
	(87,519)	(60,062)	**(97,311)**	(45,783)
Profit equalisation reserves	**(101,559)**	(65,549)	**(91,939)**	(42,372)
Income attributable to the Group/Bank	**491,467**	358,602	**308,601**	230,044
– Other IBS income	**46,047**	36,806	**41,616**	34,584
– Other IBS expenses	**(15,544)**	(12,327)	**(15,542)**	(12,327)
	521,970	383,081	**334,675**	252,301

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(l) INCOME FROM THE OPERATIONS OF IBS (CONT'D.)

Details of the income derived from investment of depositors' funds and funds allocated from Head Office are as follows:

	Group		Bank	
	Depositors' funds RM'000	IBF RM'000	Depositors' funds RM'000	IBF RM'000
2004				
Income from financing	**882,173**	—	**624,071**	—
Investment income:				
– Gain/(loss) from sale of dealing securities	**(1,052)**	—	**(1,052)**	—
– Gain/(loss) from sale of investment securities	**5,376**	—	—	—
– Gross income from investment securities	**79,327**	—	**64,953**	—
	965,824	—	**687,972**	—
Fee income:				
– Commission	—	**32,514**	—	**32,514**
– Service charges and fees	**662**	**9,101**	**219**	**9,101**
– Other fee income	**107**	**532**	**108**	**1**
– Other non-operating income	**8,123**	**3,900**	—	—
	974,716	**46,047**	**688,299**	**41,616**
2003				
Income from financing	682,268	—	456,624	—
Investment income:				
– Gain/(loss) from sale of dealing securities	2,718	—	(1,754)	—
– Gain/(loss) from sale of investment securities	6,307	—	—	—
– Gross income from investment securities	61,939	—	56,162	—
	753,232	—	511,032	—
Fee income:				
– Commission	—	28,850	—	26,628
– Service charges and fees	1,296	7,956	682	7,956
– Other fee income	33	—	33	—
– Other non-operating income	5,803	—	—	—
	760,364	36,806	511,747	34,584

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(m) FINANCING LOSS AND PROVISIONS

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Provision for bad and doubtful debts and financing:				
- Specific (net)	**102,879**	35,471	**60,262**	16,007
- General	**225,583**	172,571	**161,571**	127,462
Bad debts and financing:				
- Written off	**893**	175	**16**	—
- Recovered	**(10,335)**	(4,516)	**(2,354)**	(126)
	319,020	203,701	**219,495**	143,343

(n) OVERHEAD EXPENSES

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Personnel expenses*	**9,009**	7,945	**8,067**	7,092
Establishment costs	**3,579**	3,233	**3,348**	3,038
Marketing costs	**1,502**	923	**999**	755
Administration and general expenses	**5,836**	4,965	**4,407**	3,617
	19,926	17,066	**16,821**	14,502
Included in overhead expenses are:				
Shariah Committee				
Members' fee and remuneration	**52**	45	**52**	45
* Personnel expenses				
Salaries and wages	**7,213**	6,481	**6,471**	5,789
Social security cost	**56**	53	**51**	49
Pension cost – defined contribution plan	**1,120**	953	**981**	845
Other staff related expenses	**620**	458	**564**	409
	9,009	7,945	**8,067**	7,092

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(o) TAXATION

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Current year's provision	**135,157**	101,151	**95,000**	69,500
Deferred tax in relation to origination and reversal of temporary differences (Note 48(e))	**(92,486)**	(60,494)	**(71,566)**	(47,554)
	42,671	40,657	**23,434**	21,946

(p) COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to their customers. No material losses are anticipated as a result of these transactions.

Risk-weighted exposure of the Bank and its subsidiaries as at 30 June, are as follows:

	2004		2003	
	Principal RM'000	Credit Equivalent RM'000	Principal RM'000	Credit Equivalent RM'000
Group				
Direct credit substitutes	**192,026**	**192,026**	130,187	130,187
Certain transaction-related contingent items	**530,932**	**265,466**	402,147	201,174
Short-term self-liquidating trade related contingencies	**218,530**	**43,706**	157,304	31,461
Islamic housing and hire purchase loans sold to Cagamas Berhad	**466,374**	**466,374**	552,609	552,609
Irrevocable commitments to extend credit:				
– Maturity within one year	**1,668,197**	**—**	1,764,007	—
– Maturity exceeding one year	**425,988**	**212,994**	737,578	368,789
Miscellaneous	**610,524**	**—**	175,910	—
	4,112,571	**1,180,566**	3,919,742	1,284,220

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(p) COMMITMENTS AND CONTINGENCIES (CONT'D.)

	2004		2003	
	Principal RM'000	Credit Equivalent RM'000	Principal RM'000	Credit Equivalent RM'000
Bank				
Direct credit substitutes	**192,026**	**192,026**	130,187	130,187
Certain transaction-related contingent items	**530,932**	**265,466**	402,147	201,074
Short-term self-liquidating trade related contingencies	**218,529**	**43,706**	157,304	31,461
Islamic housing loans sold to Cagamas Berhad	**114,380**	**114,380**	127,268	127,268
Irrevocable commitments to extend credit:				
- Maturity within one year	**1,668,197**	**—**	1,763,528	—
- Maturity exceeding one year	**303,652**	**151,826**	567,040	283,520
Miscellaneous	**610,524**	**—**	175,910	—
	3,638,240	**767,404**	3,323,384	773,510

(q) CAPITAL ADEQUACY

The capital adequacy ratios of the Group and the Bank as at 30 June, are as follows:

	Group		Bank	
	2004	2003	2004	2003
Capital ratio				
Core capital ratio	**8.01%**	10.86%	**5.37%**	6.76%
Risk-weighted capital ratio	**11.91%**	13.63%	**9.23%**	9.63%

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(q) CAPITAL ADEQUACY (CONT'D.)

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Tier 1 capital				
Islamic banking fund	**533,359**	683,458	**222,500**	222,500
Statutory reserves	**3,836**	1,313	**—**	—
Retained profits	**762,572**	625,611	**476,784**	402,106
Less: Deferred tax assets	**(203,058)**	(108,106)	**(148,462)**	(76,896)
Total Tier 1 capital	**1,096,709**	1,202,276	**550,822**	547,710
Tier 2 capital				
General provision for bad and doubtful debts and financing	**534,031**	306,364	**395,910**	232,255
Total Tier 2 capital	**534,031**	306,364	**395,910**	232,255
Capital base	**1,630,740**	1,508,640	**946,732**	779,965

The breakdown of risk-weighted assets (excluding deferred tax assets) in the various categories of risk-weights are as follows:

	Group		Bank	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
0%	**2,874,992**	710,221	**2,735,364**	558,673
10%	**153,929**	153,924	**153,929**	153,924
20%	**2,714,978**	2,428,105	**2,068,832**	1,987,766
50%	**7,115,876**	6,401,312	**6,584,418**	5,912,745
100%	**9,573,307**	7,366,536	**6,528,856**	4,732,030
	22,433,082	17,060,098	**18,071,399**	13,345,138

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(r) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The estimated fair values of those on-balance sheet financial assets and financial liabilities as at the balance sheet date approximate their carrying amounts as shown in the balance sheets, except for the following financial assets and liabilities:

	2004		2003	
	Carrying Value RM'000	Fair Value RM'000	Carrying Value RM'000	Fair Value RM'000
Group				
Financial assets				
Investment securities	**3,111,229**	**3,132,084**	3,201,790	3,253,228
Loans and financing*	**15,115,548**	**15,378,915**	12,009,802	12,610,566
Financial liabilities				
Deposits from customers	**11,738,086**	**11,741,468**	11,162,258	11,162,258
Bank				
Financial assets				
Investment securities	**2,051,061**	**2,051,449**	2,128,313	2,130,541
Loans and financing*	**12,578,010**	**12,814,780**	10,090,740	10,398,825
Financial liabilities				
Deposits from customers	**9,957,356**	**9,959,590**	8,924,332	8,924,332

* The general provisions for the Group and the Bank amounting to RM534,031,000 (2003: RM306,364,000) and RM395,910,000 (2003: RM232,255,000) respectively have been added back to arrive at the carrying value of the loans, advances and financing.

The methods and assumptions used to estimate the fair values of the financial assets and financial liabilities of IBS operations are as stated in Note 42.

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(s) COMPARATIVES

The presentation of the financial statements of the IBS operations for the current year has been changed to adopt the format as prescribed by Malaysian Accounting Standards Board Standard *i*-1: Presentation of Financial Statements of Islamic Financial Institutions. Comparative figures have been reclassified to conform with this presentation, where necessary.

(t) SHARIAH COMMITTEE

The operation of IBS is governed by Section 124(3) of the Banking and Financial Institutions Act 1996 ("the Act"), which stipulates that *"any license institution carrying on Islamic Financial business, in addition to its existing licensed business may, from time to time seek the advise of the Shariah Advisory Council established under subsection (7) of the Act, on the operations of its business in order to ensure that it does not involve any element which is not approved by the Religion of Islam"* and Bank Negara Malaysia's guideline on "Skim Perbankan Tanpa Faedah" for the Commercial Banks under Part III Section B (11) which states that *"The bank shall be required to appoint one or more Shariah consultants to advise the Islamic Banking Institutions on matters pertaining to Shariah"*.

Based on the above, the duties and responsibilities of the Group's Shariah Consultants are to advise on the overall Islamic Banking operations of the Group's business in order to ensure compliance with the Shariah requirements.

The roles of Shariah Consultants in monitoring the Group's activities include:

(a) Review the products and services to ensure conformity with the Shariah requirements.

(b) Deliberate on Shariah issues pertaining to the day-to-day operations and provide advise accordingly through regular meetings.

(c) Provide endorsement to investment banking proposals including structuring of facilities capital market instruments, takaful, and etc.

(d) Participate in the in-house training programmes of the Group.

The Group presently has three Shariah Consultants. For the Group's takaful business, Mayban Takaful Berhad is advised by a five-member Shariah Supervisory Council.

48. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(u) ALLOCATION OF INCOME

The policy of allocation of income to the various types of deposits and investments is subject to "The Framework on Rate of Return" issued by Bank Negara Malaysia on October 2001. The objective is to set the minimum standard and terms of reference for the Islamic banking institutions in calculating and deriving the rate of return for the depositors.

49. LIFE, GENERAL TAKAFUL AND FAMILY TAKAFUL FUNDS' BALANCE SHEET

AS AT 30 JUNE 2004

	Group	
	2004 RM'000	2003 RM'000
ASSETS		
Property, plant and equipment	**11,090**	14,079
Investments	**1,532,569**	1,257,215
Loans	**46,117**	34,873
Receivables	**32,748**	23,088
Cash and bank balances	**4,044**	7,361
Investment-linked business assets	**993,892**	427,163
Total life, general takaful and family takaful business liabilities	**2,620,460**	1,763,779
LIABILITIES		
Other liabilities	**88,106**	103,032
Investment-linked business liabilities	**13,385**	4,411
Total life, general takaful and family takaful business liabilities	**101,491**	107,443
Life, general takaful and family takaful policyholders' funds	**2,518,969**	1,656,336
	2,620,460	1,763,779

(i) The operating revenue generated from the life insurance, general takaful and family takaful businesses of the Group for the financial year amounted to approximately RM1,129,906,000 (2003: RM609,372,000).

49. LIFE, GENERAL TAKAFUL AND FAMILY TAKAFUL FUNDS' BALANCE SHEET

AS AT 30 JUNE 2004 (CONT'D.)

(ii) The estimated fair values of financial assets and financial liabilities of the life, general takaful and family takaful funds as at the balance sheet date approximate their carrying amounts as shown in the balance sheets, except for the following financial assets and liabilities:



	2004		2003	
	Carrying Value RM'000	Fair Value RM'000	Carrying Value RM'000	Fair Value RM'000
Group				
Investments	**1,532,569**	**1,532,388**	1,257,215	1,305,407
Loans	**46,117**	**46,117**	34,873	34,941

The methods and assumptions used to estimate the fair values of the financial assets and financial liabilities of the life and family takaful funds are as stated in Note 42.

50. COMPARATIVES

The presentation and classification of items in the current year financial statements have been consistent with the previous financial year except that certain comparatives amounts relating to cheque clearing receivables have been adjusted to conform with current year's presentation.

	As Previously Stated RM'000	**Adjustments** RM'000	**As Restated** RM'000
Group			
Cash and short-term funds	16,122,434	517,195	16,639,629
Other assets	2,565,786	(517,195)	2,048,591
Risk-weighted assets			
– 20%	19,454,971	517,195	19,972,166
– 100%	103,670,749	(517,195)	103,153,554

50. COMPARATIVES

	As Previously Stated	Adjustments	As Restated
	RM'000	RM'000	RM'000
Group (Cont'd.)			
Without deducting proposed dividend*:			
– Core capital ratio	10.61%	0.04%	10.65%
– Risk-weighted capital ratio	15.62%	0.06%	15.68%
After deducting proposed dividend:			
– Core capital ratio	10.24%	0.04%	10.28%
– Risk-weighted capital ratio	15.25%	0.05%	15.30%
Bank			
Cash and short-term funds	13,218,144	472,462	13,690,606
Other assets	1,212,873	(472,462)	740,411
Risk-weighted assets			
– 20%	18,228,121	472,462	18,700,583
– 100%	78,980,566	(472,462)	78,508,104
Without deducting proposed dividend*:			
– Core capital ratio	11.40%	0.05%	11.45%
– Risk-weighted capital ratio	14.88%	0.06%	14.94%
After deducting proposed dividend:			
– Core capital ratio	10.92%	0.04%	10.96%
– Risk-weighted capital ratio	14.40%	0.06%	14.46%

* In arriving at the capital base used in the ratio calculations of the Group and the Bank, the proposed dividends for respective financial years were not deducted.

51. CURRENCY

All amounts are in Ringgit Malaysia unless otherwise stated.



Maybank

- Retail Financial Services Group
- Enterprise Financial Services Group
- Investment Banking Group
- Cards Business Group
- Automobile Finance Group
- International Business Group
- Risk Management
- Central Operations
- Group Services

MAYBANK ORGANISATION STRUCTURE


Board of Directors
Chief Audit Executive
Company Secretary
Chairman of the Board
President and CEO
• Corporate Planning
• Total Quality Management
• Public Affairs and Brand Management
• Service Level Management
Retail Financial Services
Risk Management
Human Resource


Chief Credit Officer
Central Operations
Property, Security and Purchasing
Accounting Services & Treasury Back Office
Corporate Services
Corporate Remedial Management
International Business
Information System
Financial and Business Analysis
Legal Services
Deputy President
Deputy President
Enterprise Financial Services
Cards Business
Automobile Financing
Islamic Banking
Custodial Services
Investment Banking
Insurance
Fund Management
Treasury & Dealing
Trustee Services



Maybank

Group Global Network

Malaysia
336 branches

Singapore
22 branches

Brunei Darussalam
3 branches

People's Republic of China
1 branch and
1 representative office

Hong Kong SAR
1 branch

Vietnam
1 branch and
1 representative office

United Kingdom
1 branch

United States of America
1 branch

Cambodia
1 branch

Bahrain
1 branch





Aseambankers Malaysia Bhd
[illegible] branch

Mayban General Assurance Bhd
3 branches

Mayban Discount Bhd
[illegible] branch

Mayban Finance Bhd
[illegible] branches

Mayban International Trust (Labuan) Bhd
[illegible] branch

Maybank International (L) Ltd
[illegible] branch

Mayban Investment Management Sdn Bhd
1 branch

Mayban Life Assurance Bhd
1 branch

Maybank Philippines Inc
45 branches

Maybank (PNG) Ltd
(Papua New Guinea)
2 branches

Mayban Securities Sdn Bhd
2 branches

Mayban Takaful Bhd
1 branch

Mayban Trustees Bhd
1 branch

Mayban Unit Trust Bhd
1 branch

Mayban Ventures Sdn Bhd
1 branch

P.T. Bank Maybank Indocorp
(Indonesia)
1 branch

Group Directory

Commercial Banking

Maybank
14th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

P.T. Bank Maybank Indocorp
BCD Tower Lt. 17
Jalan Jend. Sudirman Kav. 26
Jakarta 12920, Indonesia

Maybank Philippines Incorporated
Legaspi Towers 300
Roxas Boulevard
Manila, Philippines

Maybank (PNG) Ltd
Corner Waigani Road/Islander Drive
P.O. Box 882 Waigani
National Capital District
Papua New Guinea

Maybank International (L) Ltd
Level 16 (B), Main Office Tower
Financial Park Labuan
Jalan Merdeka, 87000
Wilayah Persekutuan Labuan

Investment Banking

Aseambankers Malaysia Berhad
33rd Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

Mayban Ventures Sdn Bhd
26th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

Mayban Venture Capital Company Sdn Bhd
26th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

Mayban Discount Bhd
31st Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

Mayban-JAIC Capital Management Sdn Bhd
26th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

Mayban Unit Trust Berhad
Level 12, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Mayban Investment Management Sdn Bhd
Level 13, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Finance

Mayban Finance Bhd
17th Floor, Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Aseamlease Bhd
17th Floor, Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Aseam Credit Sdn Bhd
17th Floor, Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Insurance

Mayban Fortis Holdings Berhad
Level 15, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Mayban General Assurance Berhad
Level 15, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Mayban Life Assurance Bhd
Level 15, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Mayban Life International (Labuan) Ltd
Level 16 (B), Main Office Tower
Financial Park Labuan
Jalan Merdeka, 87000
Wilayah Persekutuan Labuan

Mayban Takaful Bhd
Level 15, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Stockbroking

Mayban Securities Sdn Bhd
Level 8, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Trustee Services

Mayban Trustees Bhd
34th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

Analysis of Shareholdings as at 18 August 2004

Authorised Share Capital : 10,000,000,000
Paid-Up Share Capital : 3,600,171,921
Class of Shares : Ordinary Share of RM1 each
Voting Right : 1 vote per Ordinary Share

Size of Shareholdings	No. of Shareholders	% of Shareholders	No. of Shares Held	% of Issued Capital
Less than 100	380	1.09	9,585	0.00
100 to 1,000 shares	11,718	33.52	7,955,804	0.22
1,001 to 10,000 shares	17,492	50.03	65,419,498	1.82
10,001 to 100,000 shares	4,438	12.69	120,855,017	3.35
100,001 to less than 5% of issued shares	929	2.66	1,294,893,106	35.97
5% and above of issued shares	3	0.01	2,111,038,911	58.64
TOTAL	**34,960**	**100.00**	**3,600,171,921**	**100.00**

SUBSTANTIAL SHAREHOLDERS

No.	Name of Shareholders	No. of Shares Held	% of Shares
1.	Amanah Raya Nominees Tempatan Sdn Bhd (Skim Amanah Saham Bumiputera)	1,245,688,475	34.60
2.	Permodalan Nasional Berhad	529,435,487	14.71
3.	Employees Provident Fund Board	335,914,949	9.33

TOP THIRTY SHAREHOLDERS

No.	Name of Shareholders	No. of Shares Held	% of Shares
1.	Amanah Raya Nominees Tempatan Sdn Bhd (Skim Amanah Saham Bumiputera)	1,245,688,475	34.60
2.	Permodalan Nasional Berhad	529,435,487	14.71
3.	Employees Provident Fund Board	335,914,949	9.33
4.	Cimsec Nominees Tempatan Sdn Bhd (Security Trustee KCW Issue 1)	124,000,000	3.44
5.	Lembaga Kemajuan Tanah Persekutuan (Felda)	100,077,725	2.78
6.	Valuecap Sdn Bhd	72,028,900	2.00
7.	Cimsec Nominees Tempatan Sdn Bhd (Security Trustee KCW Issue 2)	48,500,000	1.35



TOP THIRTY SHAREHOLDERS

No.	Name of Shareholders	No. of Shares Held	% of Shares
8.	HSBC Nominees Asing Sdn Bhd (Emerging Markets Growth Fund)	46,998,250	1.31
9.	Cartaban Nominees Asing Sdn Bhd (SSBT Fund GB01 for Harbor International Fund)	40,100,000	1.11
10.	Malaysia Nominees Tempatan Sdn Bhd (Great Eastern Life Assurance Malaysia Berhad Par 1)	30,798,012	0.86
11.	Amanah Raya Nominees Tempatan Sdn Bhd (Amanah Saham Malaysia)	29,637,300	0.82
12.	Amanah Raya Nominees Tempatan Sdn Bhd (Amanah Saham Wawasan 2020)	25,372,000	0.70
13.	HSBC Nominees Asing Sdn Bhd (Capital International Emerging Markets Investment Fund)	15,059,300	0.42
14.	HSBC Nominees Asing Sdn Bhd (Abu Dhabi Investment Authority)	13,540,515	0.37
15.	HSBC Nominees Asing Sdn Bhd (JPMCB For Europacific Growth Fund)	13,150,300	0.36
16.	Kumpulan Wang Amanah Pencen	11,801,800	0.33
17.	Yong Siew Yoon	11,374,998	0.32
18.	Pertubuhan Keselamatan Sosial	11,093,750	0.31
19.	Amanah Raya Nominees Tempatan Sdn Bhd (Sekim Amanah Saham Nasional)	10,487,500	0.29
20.	Cartaban Nominees Asing Sdn Bhd (Government of Singapore Investment Corporation Pte Ltd for Government of Singapore C)	10,203,200	0.28
21.	Kumpulan Wang Amanah Pencen	9,566,300	0.27
22.	Cartaban Nominees Asing Sdn Bhd (SSBT Fund HG09 for International Fund AM Fund Ins SR)	9,500,000	0.26
23.	HDM Nominees Asing Sdn Bhd (Lim & Tan Securities Pte Ltd for Topview Holdings Ltd)	9,381,900	0.26
24.	Cartaban Nominees Asing Sdn Bhd (Investors Bank And Trust Co. for Ishares, Inc)	9,353,000	0.26
25.	Kumpulan Wang Amanah Pencen	9,221,800	0.26
26.	Citicorp Nominees Tempatan Sdn Bhd (ING Insurance Berhad Inv-IL Par)	8,735,300	0.24
27.	Kumpulan Wang Amanah Pencen	8,200,000	0.23
28.	HSBC Nominees Asing Sdn Bhd (Universities Superannuation Scheme Ltd)	7,950,000	0.22
29.	Tasec Nominees Asing Sdn Bhd (TA Securities HK Ltd for Jeffrey Smith)	7,244,900	0.20
30.	Kumpulan Wang Amanah Pencen	6,742,800	0.19
	TOTAL	**2,811,158,461**	**78.08**



Classification of Shareholders as at 18 August 2004

Category	No. of Shareholders Malaysian	No. of Shareholders Foreign	No. of Shareholdings Malaysian	No. of Shareholdings Foreign	% of Total Shareholdings Malaysian	% of Total Shareholdings Foreign
INDIVIDUAL						
a. Bumiputera	3,486		13,160,310		0.37	
b. Chinese	20,024		106,493,254		2.96	
c. Indian	1,068		4,059,857		0.11	
d. Others	188	1,511	758,534	19,400,289	0.02	0.54
BODY CORPORATE						
a. Banks/Finance	43	1	951,206,661	7,000	26.42	
b. Investment/Trust	54		31,372,051		0.87	
c. Societies	17		1,262,275		0.04	
d. Industrial	491	53	42,944,315	5,031,431	1.19	0.14
GOVERNMENT AGENCIES/ INSTITUTION	23		159,208,385		4.42	
NOMINEES	2,753	5,248	1,673,742,549	591,525,010	46.49	16.43
TOTAL	**28,147**	**6,813**	**2,984,208,191**	**615,963,730**	**82.89**	**17.11**

Changes in Share Capital

Authorised Share Capital

The present authorised share capital of the Bank is RM10,000,000,000 divided into 10,000,000,000 ordinary shares of RM1.00 each. Details of changes in its authorised share capital since its incorporation are as follows:-

Date	Increase in Authorised Share Capital	Total Authorised Share Capital
31-05-1960	20,000,000	20,000,000
06-09-1962	30,000,000	50,000,000
09-04-1977	150,000,000	200,000,000
17-01-1981	300,000,000	500,000,000
06-10-1990	500,000,000	1,000,000,000
09-10-1993	1,000,000,000	2,000,000,000
19-06-1998	2,000,000,000	4,000,000,000
11-08-2004	4,000,000,000	10,000,000,000

Issued and Paid-Up Share Capital

Details of changes in the Bank's issued and paid-up share capital since its incorporation are as follows:-

Date of Allotment	No. of Ordinary Shares Allotted	Par Value RM	Consideration	Resultant Total Issued and Paid-Up Capital RM'000
31-05-1960	1,500,000	5.00	Cash	7,500,000
18-05-1961	500,000	5.00	Cash	10,000,000
31-05-1962	1,000,000	5.00	Rights Issue (1:2) at RM7.00 per share	15,000,000
21-08-1968	1,500,000	5.00	Rights Issue (1:2) at RM7.00 per share	22,500,000
04-01-1971	22,500,000	1.00*	Rights Issue (1:1) at RM1.50 per share	45,000,000
06-05-1977	15,000,000	1.00	Capitalisation of Share Premium Account (Bonus Issue 1:3)	60,000,000
23-06-1977	30,000,000	1.00	Rights Issue (1:2) at RM3.00 per share	90,000,000
21-02-1981	30,000,000	1.00	Capitalisation of Share Premium Account (Bonus Issue 1:3)	120,000,000
10-04-1981	60,000,000	1.00	Rights Issue (1:2) at RM4.00 per share	180,000,000
14-11-1984	45,000,000	1.00	Capitalisation of Share Premium Account (Bonus Issue 1:4)	225,000,000
28-12-1984	45,000,000	1.00	Rights Issue (1:4) at RM6.00 per share	270,000,000
30-11-1985	68,249	1.00	Conversion of Unsecured Notes	270,068,249
15-11-1986	9,199,999	1.00	Issued in exchange for purchase of Kota Discount Berhad *(Now known as Mayban Discount Berhad)*	279,268,248
01-12-1986	10,550	1.00	Conversion of Unsecured Notes	279,278,798
29-07-1987 to 20-10-1987	90,000	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	279,368,798
30-11-1987	11,916	1.00	Conversion of Unsecured Notes	279,380,714

Changes in Share Capital

Date of Allotment	No. of Ordinary Shares Allotted	Par Value RM	Consideration	Resultant Total Issued and Paid-Up Capital RM'000
08-06-1988	27,938,071	1.00	Capitalisation of Share Premium Account (Bonus Issue 1:10)	307,318,785
30-11-1988	10,725	1.00	Conversion of Unsecured Notes	307,329,510
16-03-1989 to 21-06-1989	9,198,206	1.00	Exchange for Kwong Yik Bank Berhad ("KYBB") shares	316,527,716
11-07-1989 to 23-11-1989	7,555,900	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	324,083,616
30-11-1989	46,174,316	1.00	Conversion of Unsecured Notes	370,257,932
01-12-1989 to 24-10-1990	4,508,900	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	374,766,832
16-11-1990	187,383,416	1.00	Capitalisation of Share Premium (Bonus Issue 1:2)	562,150,248
27-11-1990	11,550	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	562,161,798
30-11-1990	280,497	1.00	Conversion of Unsecured Notes	562,442,295
03-01-1991	3,300	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	562,445,595
03-01-1991	188,991,002	1.00	Rights Issue (1:2) at RM5.00 per share	751,436,597
04-01-1991	4,950	1.00	Rights Issue (1:2) upon ESOS at RM5.00 per share	751,441,547
25-01-1991 to 28-11-1991	726,000	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	752,167,547
30-11-1991	35,197	1.00	Conversion of Unsecured Notes	752,202,744
11-12-1991 to 20-05-1992	5,566,000	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	757,768,744
30-11-1992 to 30-11-1993	3,153,442	1.00	Conversion of Unsecured Notes	760,922,186
18-01-1994	380,461,093	1.00	Capitalisation of Share Premium Account (Bonus Issue 1:2)	1,141,383,279
29-12-1994	2,030,428	1.00	Conversion of Unsecured Notes	1,143,413,707
19-06-1998	1,143,413,707	1.00	Capitalisation of Share Premium and Retained Profit Account (Bonus Issue 1:1)	2,286,827,414
21-09-1998 to 09-10-2001	72,909,000	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	2,359,736,414
23-10-2001	1,179,868,307	1.00	Capitalisation of Retained Profit Account (Bonus Issue 1:2)	3,539,604,721
25-10-2001 to 05-08-2003	60,567,200	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	3,600,171,921

** The par value of the Bank's shares was changed from RM5.00 to RM1.00 on 25 November 1968.*




Maybank Share Price and Kuala Lumpur Composite Index
RM Per Share
12
11
10
9
8
7
6
Index Points
950
900
850
800
750
700
650
600
July '03 Aug '03 Sep '03 Oct '03 Nov '03 Dec '03 Jan '04 Feb '04 Mar '04 Apr '04 May '04 Jun '04 July '04
Maybank Share Price
KLSE Composite Index

The uptrend in domestic economic activities, high liquidity, accomodative monetary policy, smooth political transition and a widespread global economic recovery provided a recipe for the strong performance of the Bursa Malaysia. The Kuala Lumpur Composite Index rose from 693.58 on 1 July 2003 to reach the peak of 908.96 on 22 March 2004. Although the index softened subsequently, it remained at a relatively high level, ranging from 781.05 to 901.85.

This performance was a perfect reflection of the movement in the Maybank share price. It trended upward from RM8.47 per share on 1 July 2003 to hit the peak of RM11.60 on 22 March 2004. Until the end of the financial year, the price hovered between RM9.70 and RM11.60 per share. Hence, over the twelve-month period to 30 June 2004, Maybank share posted a gain of about 19.2% – a full percentage point higher than the composite index.

Properties Owned by Maybank Group

Area	No. of Properties Freehold	Leasehold	Land Area (sq.m.)	Book Value as at 30.06.2004 (RM)
Maybank				
Kuala Lumpur	13	5	44,304.75	185,787,634.76
Johor Darul Takzim	15	9	15,979.18	43,884,654.03
Kedah Darul Aman	11	4	7,903.23	11,064,921.57
Kelantan Darul Naim	1	6	2,846.00	2,442,630.22
Melaka	1	5	3,648.77	6,052,285.79
Negeri Sembilan Darul Khusus	8	3	17,492.00	6,941,838.77
Pahang Darul Makmur	8	15	21,540.38	16,636,442.12
Perak Darul Ridzuan	14	8	11,299.65	16,620,302.70
Perlis Indera Kayangan	1	2	1,287.00	1,760,200.40
Pulau Pinang	11	2	9,700.00	18,505,996.98
Province Wellesley	5	1	2,737.00	5,605,713.86
Sabah	—	29	23,006.15	28,338,952.38
Sarawak	3	15	11,879.80	14,311,613.25
Selangor Darul Ehsan	20	13	111,161.04	110,586,568.53
Terengganu Darul Iman	2	3	2,326.00	3,915,473.70
Hong Kong	—	2	193.00	HKD1,603,931.00
London	—	6	1,215.00	GBP599,512.56
Singapore	11	11	27,063.00	S$109,802,346.74
Maybank International (L) Ltd				
Wilayah Persekutuan Labuan	3	2	1,089.81	USD328,072.50
Mayban Finance Berhad				
Kuala Lumpur	10	11	6,644.57	59,707,458.00
Johor Darul Takzim	19	1	3,192.87	12,317,912.00
Kedah Darul Aman	6	4	1,180.56	2,968,709.00
Kelantan Darul Naim	—	2	298.00	1,091,793.00
Melaka	1	3	799.46	2,280,424.00
Negeri Sembilan Darul Khusus	6	2	3,061.27	2,036,976.00
Pahang Darul Makmur	3	4	890.98	2,175,297.00
Perak Darul Ridzuan	10	—	1,298.20	2,681,531.00
Perlis Indera Kayangan	—	1	188.00	280,319.00
Pulau Pinang	12	1	1,549.26	7,273,578.00
Sabah	—	8	1,335.59	5,428,313.00
Sarawak	6	6	1,891.20	5,671,259.00
Selangor Darul Ehsan	13	2	3,113.70	12,022,259.00
Terengganu Darul Iman	6	—	2,986.00	1,842,071.00



Area	No. of Properties Freehold	Leasehold	Land Area (sq.m.)	Book Value as at 30.06.2004 (RM)
[illegible]				
Negeri Sembilan Darul Khusus	2	—	372.72	201,716.66
Perak Darul Ridzuan	—	—	260.00	272,107.09
[illegible]				
Kuala Lumpur	—	1	4,506.00	97,361,978.46
Negeri Sembilan Darul Khusus	1	—	148.64	150,000.00
[illegible]				
Kuala Lumpur	1	2	3,687.10	67,675,125.00
Perlis Indera Kayangan	—	1	130.00	163,970.00
Pahang Darul Makmur	2	—	334.80	645,014.00
Melaka	1	1	307.03	807,308.00
Sabah	—	1	186.00	806,015.95
Sarawak	1	—	111.50	463,545.66
Pulau Pinang	2	—	326.40	1,157,906.00
Perak Darul Ridzuan	1	1	376.285	445,076.00
Selangor Darul Ehsan	—	2	429.12	1,087,817.00
Johor Darul Takzim	1	—	125.4191	655,000.00
Kedah Darul Aman	1	1	273.90	750,000.00
Singapore	—	1	638.00	S$543,312.00
[illegible]				
Negeri Sembilan Darul Khusus	1	—	701.30	162,189.99
Pahang Darul Makmur	1	—	102.91	184,031.62
[illegible]				
Kuala Lumpur	1	3	1,550.32	6,456,148.68
Johor Darul Takzim	2	1	1,330.00	3,280,053.28
Kedah Darul Aman	1	—	370.00	840,168.40
Pahang Darul Makmur	1	2	595.42	1,255,399.58
Perak Darul Ridzuan	1	1	857.74	2,845,273.29
Pulau Pinang	1	—	445.93	970,750.39
Sabah	—	3	634.81	1,987,461.00
Sarawak	—	1	314.00	1,106,211.45
Selangor Darul Ehsan	3	2	1,992.77	7,707,623.73
[illegible]				
Negeri Sembilan Darul Khusus	—	1	219.25	354,863.33
Pahang Darul Makmur	—	1	126.20	211,791.07
Pulau Pinang	1	—	84.04	172,980.00

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Form of Proxy for the 44th Annual General Meeting

I/We *(Full name in capital)* ______________________________

of *(Full address)* ______________________________

being a member/members of Malayan Banking Berhad (3813-K), hereby appoint ______________________________

(Full name in capital) ______________________________

(Full address) ______________________________

or failing him/her *(Full name in capital)* ______________________________

of *(Full address)* ______________________________

as my/our proxy to vote for me/us and on my/our behalf at the 44th Annual General Meeting of the Company to be held at Nirwana Ballroom, Mutiara Hotel, Jalan Sultan Ismail, Kuala Lumpur on Monday, **11 October 2004** at **11.30 a.m.** and at any adjournment thereof.

My/our proxy is to vote on the Resolutions as indicated by an "X" in the appropriate spaces below. If this form is returned without any indication as to how the proxy shall vote, the proxy shall vote or abstain as he/she thinks fit.

No.	Resolution	For	Against
1	Receive the Reports and Audited Accounts		
2	Declaration of final dividend		
3	Re-election of Tuan Haji Mohd Hashir bin Hj Abdullah		
4	Re-election of Teh Soon Poh		
5	Re-election of Dato' Mohammed Hussein		
6	Re-election of Datuk Megat Zaharuddin bin Megat Mohd Nor		
7	Re-election of Md Agil bin Mohd Natt		
8	Re-appointment of Dato' Richard Ho Ung Hun		
9	Re-appointment of Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali		
10	To approve the directors' fees		
11	Re-appointment of Messrs. Ernst & Young as Auditors		
12	Authority under S132 D of the Companies Act, 1965 for the directors to issue shares		

Dated 20 September 2004.

Number of Shares held	
Telephone No.	

____
Signature of Shareholder

NOTES:

1. *A member entitled to attend and vote at the 44th AGM is entitled to appoint a proxy to attend and, on a show of hands or on a poll, to vote instead of him.* ***A proxy shall be a member of the Company, an Advocate, an approved company Auditor or a person approved by the Companies Commission of Malaysia.***
2. *Form of Proxy of a corporation shall be given under its Common Seal.*
3. *Duly completed Form of Proxy must be deposited at 14th Floor, Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, by 9 October 2004 at 11.30 a.m.*
4. *For a Form of Proxy executed outside Malaysia, the signature must be attested by a Solicitor, Notary Public, Consul or Magistrate.*
5. *For scripless shareholders, only members registered in the Record of Depositors on or before 12.30 p.m. on 6 October 2004 shall be eligible to attend the AGM.*

STAMP

CORPORATE SERVICES

MAYBANK
14th Floor, Menara Maybank
100, Jalan Tun Perak,
50050 Kuala Lumpur,
Malaysia.

14th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur
Malaysia
Tel : (6)03 2070 8833
Fax : (6)03 2070 2611
www.maybank2u.com